As filed with the Securities and Exchange Commission on April 9, 2019

Securities Act File No. 333-223999

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
☐ Pre-Effective Amendment No.
☒ Post-Effective Amendment No. 3

CM FINANCE INC

(Exact Name of Registrant as Specified in Charter)

65 East 55th Street, 15th Floor

New York, NY 10022

(Address of Principal Executive Offices)

(212) 257-5199

(Registrant’s Telephone Number, Including Area Code)

Michael C. Mauer Chief Executive Officer CM Finance Inc 65 East 55th Street, 15th Floor

New York, NY 10022

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq. Stephani M. Hildebrandt, Esq. Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980

Tel: (202) 383-0100 Fax: (202) 637-3593

Approximate date of proposed public offering: From time-to-time after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)(9)
Common Stock, $0.001 par value per share(2)(3)
Preferred Stock, $0.001 par value per share(2)
Debt Securities(4)
Warrants(5)
Subscription Rights(2)
Total(6)			$500,000,000	$62,250
Common Stock, $0.001 par value per share(7)	6,000,004	$8.075(8)	$48,450,032	$6,032
Total			$548,450,032	$68,282

(1)

Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement.

(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock, preferred stock or subscription rights as may be sold, from time to time.
(3)

Includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.

(4)

Subject to Note 6 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $500,000,000.

(5)

Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time, representing rights to purchase common stock, preferred stock or debt securities.

(6)	In no event will the aggregate offering price of all securities issued by us from time to time pursuant to this Registration Statement exceed $500,000,000.
(7)	These shares are being sold by selling stockholders.
(8)

Pursuant to Rule 457(c) of the Securities Act of 1933, as amended, the proposed maximum aggregate offering price and the amount of the registration fee have been determined on the basis of the high and low market prices of the Company’s common stock reported on the Nasdaq Global Select Market on March 26, 2018.

(9)	Previously Paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

$500,000,000

CM Finance Inc

Common Stock

Preferred Stock

Debt Securities

Warrants

Subscription Rights

We may offer, from time to time in one or more offerings, up to $500,000,000 of our common stock, preferred stock, debt securities, subscription rights or warrants to purchase common stock, preferred stock or debt securities, which we refer to, collectively, as the “securities.” Our securities may be offered at prices and on terms to be disclosed in one or more supplements to this prospectus. In addition, this prospectus relates to 6,000,004 shares of our common stock that may be sold by the selling stockholders identified under “Selling Stockholders.” You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

Our securities may be offered directly to one or more purchasers through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of such securities.

We are a specialty finance company that invests primarily in the debt of U.S. middle-market companies. We seek to invest primarily in middle-market companies that have annual revenues of at least $50 million and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of at least $15 million. Our primary investment objective is to maximize the total return to stockholders in the form of current income and capital appreciation by investing in debt and related equity investments of privately held middle-market companies. The companies in which we invest typically are highly leveraged, and, in most cases, our investments in such companies are not rated by national rating agencies. If such investments were rated, we believe that they would likely receive a rating which is often referred to as “junk.”

A majority of our debt portfolio consists of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, a majority of our debt investments had variable interest rates that reset periodically based on benchmarks such as LIBOR. As a result, significant increases in such benchmarks in the future may make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

On April 5, 2019 the last reported sale price of our common stock on the NASDAQ Global Select Market was $7.35. We are required to determine the net asset value per share of our common stock on a quarterly basis. On December 31, 2018, our net asset value per share was $11.49.

Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it will likely increase the risk of loss for purchasers in this offering. In this regard, at a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of our 2017 Annual Meeting of Stockholders and the date of our 2018 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. See “Sales of Common Stock Below Net Asset Value.”

Investing in our securities may be speculative and involve a high degree of risk. Before buying any shares, you should read the discussion of the material risks of investing in our common stock in “Risk Factors” beginning on page 22 of this prospectus.

This prospectus, and the accompanying prospectus supplement, contain important information you should know before investing in our common stock. Please read this prospectus and the accompanying prospectus supplement before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or SEC. The SEC also maintains a website at http://www.sec.gov that contains such information. This information is also available free of charge by contacting us at 65 East 55th Street, 15th Floor, New York, NY 10022, or by calling us at (212) 257-5199 or on our website at http://cmfn-inc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus or the accompanying prospectus supplement.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2019

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC using the “shelf” registration process. Under the shelf registration process, we may offer, from time to time, up to $500,000,000 of our securities on terms to be determined at the time of the offering. In addition, this prospectus relates to 6,000,004 shares of our common stock that may be sold by the selling stockholders identified under “Selling Stockholders.” We will not receive any proceeds from the sale of common stock by any of the selling stockholders. This prospectus provides you with a general description of the securities that we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any accompanying prospectus supplement together with the additional information described under “Risk Factors”, “Available Information” and “Incorporation by Reference” before you make an investment decision.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or any accompanying supplement to this prospectus. You must not rely on any unauthorized information or representations not contained in this prospectus or any accompanying prospectus supplement as if we had authorized it. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus and any accompanying prospectus supplement is accurate as of the dates on their covers. Our financial condition, results of operations and prospects may have changed since that date. To the extent required by law, we will amend or supplement the information contained in this prospectus and any accompanying prospectus supplement to reflect any material changes to such information subsequent to the date of the prospectus and any accompanying prospectus supplement and prior to the completion of any offering pursuant to the prospectus and any accompanying prospectus supplement.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read the more detailed information set forth under “Risk Factors” and the other information included in this prospectus carefully.

We were formed in February 2012 and commenced operations in March 2012 as CM Finance LLC, a Maryland limited liability company. Immediately prior to the pricing of our initial public offering, CM Finance LLC was merged with and into CM Finance Inc, a Maryland corporation (the “CM Finance Merger”), that is an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Except as otherwise indicated, the terms “we,” “us,” “our” and “CM Finance” refer to CM Finance LLC prior to the CM Finance Merger and CM Finance Inc after the CM Finance Merger; and “CM Investment Partners” and the “Adviser” refer to our investment adviser and administrator, CM Investment Partners LLC.

We are a specialty finance company that invests primarily in the debt of U.S. middle-market companies, which we generally define as those companies that have an enterprise value that represents the aggregate of debt value and equity value of the entity of less than $750 million. We are externally managed by CM Investment Partners. The Adviser is led by Michael C. Mauer and Christopher E. Jansen, who together have over 50 years of experience in the leveraged debt markets. Our primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing in debt and related equity of privately held middle-market companies.

We seek to invest primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. We focus on companies with leading market positions, significant asset or franchise values, strong free cash flow and experienced senior management teams, with emphasis on companies with high-quality sponsors. Our investments typically range in size from $5 million to $25 million. We expect that our portfolio companies will use our capital for organic growth, acquisitions, market or product expansion, refinancings, and/or recapitalizations. We invest, and intend to continue to invest, in unitranche loans and standalone second and first lien loans, with an emphasis on floating rate debt. Unitranche loans are loans structured as first lien loans with certain characteristics of mezzanine loan risk in one security. We also selectively invest in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments, in most cases taking such upside participation interests as part of a broader investment relationship.

We strive to maintain a strong focus on credit quality, investment discipline and investment selectivity. We believe that investing in the debt of private middle-market companies generally provides a more attractive relative value proposition than investing in broadly syndicated debt due to the conservative capital structures and superior default and loss characteristics typically associated with middle-market companies. We believe that, because private middle-market companies have limited access to capital providers, debt investments in these companies typically carry above-market interest rates and include more favorable protections, resulting in attractive risk-adjusted returns across credit cycles while better preserving capital. The companies in which we invest typically are highly leveraged, and, in most cases, our investments in such companies are not rated by national rating agencies. If such investments were rated, we believe that they would likely receive a rating which is often referred to as “junk” and should be considered speculative.

We have, through CM Finance SPV Ltd. (“CM SPV”), our wholly owned subsidiary, entered into a $102.0 million term secured financing facility (the “Term Financing”), due December 5, 2020 with UBS AG, London Branch (together with its affiliates “UBS”). The Term Financing is collateralized by a portion of the debt investments in our portfolio. Borrowings under the Term Financing bear interest (i) at a rate per annum equal to one-month LIBOR plus 2.75% through December 4, 2018, and (ii) at a rate per annum equal to one-month LIBOR plus 2.55% from December 5, 2018 through December 5, 2020. We also incur an annual fee of approximately 1% of the outstanding borrowings under the Term Financing.

On November 20, 2017, we entered into a $50 million revolving financing facility with UBS (the “2017 UBS Revolving Financing”, and together with the Term Financing, the “UBS Financing Facility”). Borrowings under the 2017 UBS Revolving Financing generally bear interest at a rate per annum equal to one-month LIBOR plus 3.55%. We pay a fee on any undrawn amounts of 2.50% per annum; provided that if 50% or less of the 2017 UBS Revolving Financing is drawn, the fee will be 2.75% per annum. Any amounts borrowed under the 2017 UBS Revolving Financing will mature, and all accrued and unpaid interest will be due and payable, on December 5, 2019. We refer to the Term Financing, the 2017 UBS Revolving Financing and our prior revolving credit facility with Citibank, N.A., discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financing Facilities,” together as the “Financing Facilities.”

On July 2, 2018, we closed the public offering of $30 million in aggregate principal amount of 6.125% notes due 2023 (the “Notes”). On July 12, 2018, the underwriters exercised their over-allotment option to purchase an additional $4.5 million in aggregate principal amount of the Notes. The Notes will mature on July 1, 2023 and bear interest at a rate of 6.125%.

The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after July 1, 2020. Interest on the Notes is payable quarterly on January 1, April 1, July 1 and October 1 of each year. The Notes are listed on the NASDAQ Global Select Market under the trading symbol “CMFNL.” We may from time to time repurchase Notes in accordance with the 1940 Act and the rules promulgated thereunder. As of December 31, 2018, the outstanding principal balance of the Notes was approximately $34.5 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Notes due 2023.”

On May 2, 2018, our board of directors, including a “required majority” (as such term is defined in Section 57(o) of the 1940 Act) of the board, approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the Small Business Credit Availability Act. As a result, our asset coverage requirements for senior securities will be changed from 200% to 150%, effective as of May 2, 2019.

Portfolio Composition

As of December 31, 2018, our portfolio consisted of debt and equity investments in 29 portfolio companies with a fair value of $283.3 million. As of December 31, 2018, our portfolio consisted of 63.7% first lien investments, 31.7% second lien investments, 4.1% unitranche first lien debt investments, and 0.5% equity securities, warrants and other positions. At December 31, 2018, the weighted average total yield of debt and income producing securities at amortized cost (which includes interest income and amortization of fees and discounts) was 11.08% and the weighted average total yield on investments at amortized cost (which includes interest income and amortization of fees and discounts) was 10.83%. The weighted average total yield was computed using an internal rate of return calculation of our debt investments based on contractual cash flows, including interest and amortization payments, and, for floating rate investments, the spot London Interbank Offered Rate (“LIBOR”), as of December 31, 2018 of all of our debt investments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The weighted average total yield of our debt investments is not the same as a return on investment for our stockholders but, rather, relates to a portion of our investment portfolio and is calculated before payment of all of our fees and expenses, including any sales load paid in connection with an offering of our securities. There can be no assurance that the weighted average total yield will remain at its current level.

The industry composition of our portfolio at fair value at December 31, 2018 and June 30, 2018, respectively, was as follows:

	Percentage of Total Portfolio at December 31, 2018	Percentage of Total Portfolio at June 30, 2018
Professional Services	15.01%	13.98%
Media	12.77	10.88
Energy Equipment & Services	10.57	10.97
Oil, Gas & Consumable Fuels	8.48	8.24
Diversified Telecommunication Services	7.74	8.49
Construction and Engineering	7.73	—
Hotels, Restaurants & Leisure	4.31	11.36
Commercial Services & Supplies	4.24	10.76
Internet Software & Services	3.86	—
IT Services	3.86	9.54
Distributors	3.49	4.25
Construction Materials	3.48	—
Auto Components	3.20	—
Technology Hardware, Storage and Peripherals	3.11	—
Health Care Equipment & Supplies	2.63	2.55
Containers & Packaging	2.47	—
Chemicals	1.96	2.73
Retail	0.73	—
Wireless Telecommunication Services	0.36	0.16
Health Care Providers & Services	—	3.85
Electronic Equipment	—	2.24

	100.00%	100.00%

CM Investment Partners LLC

CM Investment Partners, our external investment adviser, was formed in July 2013 and is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Adviser is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis. The Adviser is led by its Co-Chief Investment Officers, Michael C. Mauer and Christopher E. Jansen. Mr. Mauer also serves as the Chairman of our board of directors and our Chief Executive Officer, and Mr. Jansen also serves as our President and Secretary and as a member of our board of directors. Mr. Mauer was formerly Global Co-Head of Leveraged Finance and Global Co-Head of Fixed Income Currency and Commodity Distribution at Citigroup Inc. and a senior member of its credit committee responsible for all underwriting and principal commitments of leveraged finance capital worldwide. Mr. Jansen was a founding Managing Partner and Senior Portfolio Manager for Stanfield Capital Partners and had a leading role in planning its strategic direction. At Stanfield, Mr. Jansen was responsible for the management of 15 different portfolios aggregating in excess of $7 billion in assets consisting of large corporate loans, middle-market loans, second lien loans, high yield bonds and structured finance securities.

The Adviser’s investment team, led by Messrs. Mauer and Jansen, is supported by three additional investment professionals, who, together with Messrs. Mauer and Jansen, we refer to as the “Investment Team.” The members of the Investment Team have over 100 combined years of structuring customized debt solutions for middle-market companies, which we believe will enable us to generate favorable returns across credit cycles with an emphasis on preserving capital. Messrs. Mauer and Jansen have developed an investment process for reviewing lending opportunities, structuring transactions and monitoring investments throughout multiple credit cycles. The members of the Investment Team have extensive networks for sourcing investment opportunities through direct corporate relationships and relationships with private equity firms, investment banks, restructuring advisors, law firms, boutique advisory firms and distressed/specialty lenders. The members of the Investment Team also have extensive experience across various industries, including aviation, cable, defense, healthcare, media, mining, oil and gas, power, retail, telecommunications, trucking and asset-backed special situations. As a result, we believe we will be able to achieve appropriate risk-adjusted returns by investing in companies that have restructured but do not have sufficient track records to receive traditional lending terms from a commercial bank or the broadly syndicated leveraged finance market. We believe the members of the Investment Team share a common investment philosophy built on a framework of rigorous business assessment, extensive due diligence and disciplined risk valuation methodology.

Every initial investment by us requires the approval by a majority of the Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. Every follow-on investment decision in an existing portfolio company and every investment disposition require approval by a majority of the Adviser’s investment committee. The Adviser’s investment committee currently consists of Messrs. Mauer and Jansen, the Co-Chief Investment Officers of the Adviser, Andrew Muns, a managing director of the Adviser, and Michael Nitka, Stifel Venture Corp.’s (“Stifel”) designee to the Adviser’s investment committee.

We have entered into an investment advisory agreement (the “Investment Advisory Agreement”) with the Adviser, pursuant to which we pay the Adviser a management fee equal to 1.75% of our gross assets, payable in arrears on a quarterly basis. In addition, pursuant to the Investment Advisory Agreement, we pay the Adviser an Incentive Fee equal to 20.0% of pre-incentive fee net investment income, subject to an annualized hurdle rate of 8.0% with a “catch up” fee for returns between the 8.0% hurdle and 10.0%, as well as 20.0% of net capital gains.

Under an administration agreement with the Adviser (the “Administration Agreement”), the Adviser provides us with our chief financial officer, accounting and back-office professionals, equipment and clerical, bookkeeping, recordkeeping and other administrative services.

Market Opportunity

We believe that the current investment environment presents a compelling case for investing in secured debt (including unitranche debt and standalone second and first lien loans) and unsecured debt (including mezzanine/structured equity) of middle-market companies. The following factors represent the key drivers of our focus on this attractive market segment:

•

Reduced Availability of Capital for Middle-Market Companies. We believe there are fewer providers of financing and less capital available for middle-market companies compared to prior to the economic downturn that began in mid-2007. We believe that, as a result of that downturn:

•	many financing providers have chosen to focus on large, liquid corporate loans and syndicated capital markets transactions rather than lending to middle-market businesses;

•

regulatory changes, including the introduction of international capital and liquidity requirements for banks under the 2012 Basel III Accords, or Basel III, have decreased their capacity to hold non-investment grade leveraged loans, causing banks to curtail lending to middle-market companies;

•	hedge funds and collateralized loan obligation managers are less likely to pursue investment opportunities in our target market as a result of reduced availability of funding for new investments; and

•	consolidation of regional banks into money center banks has reduced their focus on middle-market lending.

As a result, we believe that less competition facilitates higher quality deal flow and allows for greater selectivity throughout the investment process.

•

Robust Demand for Debt Capital. According to Pitchbook, a market research firm, private equity firms had approximately $874 billion of uncalled capital as of December 31, 2017. They have expanded their focus to include middle-market opportunities due to the lack of opportunities in large capital buyout transactions. We expect the large amount of uninvested capital and the expanded focus on middle-market opportunities to drive buyout activity over the next several years, which should, in turn, continue to create lending opportunities for us.

•

Attractive Deal Pricing and Structures. We believe that, in general, middle-market debt investments are priced more attractively to lenders than larger, more liquid, public debt financings, due to the more limited universe of lenders as well as the highly negotiated nature of these financings. Middle-market transactions tend to offer stronger covenant packages, higher interest rates, lower leverage levels and better call protection compared to larger financings. In addition, middle-market loans typically offer other investor protections such as default penalties, lien protection, change of control provisions and information rights for lenders.

•

Specialized Lending Requirements. We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the Investment Team’s experience, lending to private U.S. middle-market companies is generally more labor-intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies. Lending to smaller capitalization companies requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and may also require more extensive ongoing monitoring by the lender. As a result, middle-market companies historically have been served by a limited segment of the lending community.

Competitive Strengths

We believe that the Adviser’s disciplined approach to origination, portfolio construction and risk management should allow us to achieve favorable risk-adjusted returns while preserving our capital. We believe that the following competitive strengths provide positive returns for our investors:

•

Large and Experienced Team with Substantial Resources. The Adviser and its Investment Team is led by Messrs. Mauer and Jansen, each with over 20 years of experience investing in, providing corporate finance services to, restructuring and consulting with middle-market companies. Messrs. Mauer and Jansen are supported by three additional investment professionals, who collectively have over 100 combined years of structuring strategic capital for business expansion, refinancings, capital restructuring, post-reorganization financing and servicing the general corporate needs of middle-market companies. We believe that the Investment Team and its resources provide a significant advantage and contribute to the strength of our business and enhance the quantity and quality of investment opportunities available to us.

•

Capitalize on the Investment Team’s Extensive Relationships with Middle-Market Companies, Private Equity Sponsors and Intermediaries. The members of the Investment Team have extensive networks for sourcing investment opportunities through corporate relationships and relationships with private equity firms, investment banks, restructuring advisors, law firms, boutique advisory firms and distressed/specialty lenders. We believe that the strength of these relationships in conjunction with the Investment Team’s ability to structure financing solutions for companies that incorporate credit protections at attractive returns for us provide us with a competitive advantage in identifying investment opportunities in our target market. In addition, pursuant to the terms of our relationship with Stifel and subject to certain restrictions, Stifel must use its commercially reasonable efforts to present to the Adviser to review and bid on, Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with our investment strategy.

•

Disciplined Underwriting Policies and Rigorous Portfolio Management. Messrs. Mauer and Jansen have an established credit analysis and investment process to analyze investment opportunities thoroughly. This process, followed by the Investment Team, includes structuring loans with appropriate covenants and pricing loans based on our knowledge of the middle-market and our rigorous underwriting standards. We focus on capital preservation by extending loans to portfolio companies with assets that we believe will retain sufficient value to repay us even in depressed markets or under liquidation scenarios. Each investment is analyzed from its initial stages by either Mr. Mauer or Mr. Jansen, as the Adviser’s Co-Chief Investment Officers, and a senior investment professional of the Investment Team. Every initial investment requires approval by a majority of the Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. The Adviser’s investment committee consists of Messrs. Mauer, Jansen, Muns and Nitka. Every follow-on investment decision in an existing portfolio company and every investment disposition require approval by at least a majority of the Adviser’s investment committee. Under the supervision of Messrs. Mauer and Jansen, the Investment Team’s senior investment professionals also monitor the portfolio for developments on a daily basis, perform credit updates on each investment, review financial performance on at least a quarterly basis, and have regular discussions with the management of portfolio companies. We believe the Adviser’s investment and monitoring process and the depth and experience of the Investment Team gives us a competitive advantage in identifying investments and evaluating risks and opportunities throughout the life cycle of an investment.

•

Ability to Structure Investments Creatively. Our Investment Team has the expertise and ability to structure investments across all levels of a company’s capital structure. These individuals have extensive experience in cash flow, asset-based lending, workout situations and investing in distressed debt, which should enable us to take advantage of attractive investments in recently restructured companies. Furthermore, with the capital raised in our initial public offering, we believe we are in a better position to leverage the existing knowledge and relationships that the Investment Team has developed to lead investments that meet our investment criteria. We believe that current market conditions allow us to structure attractively priced debt investments and may allow us to incorporate other return-enhancing mechanisms such as commitment fees, original issue discounts, early redemption premiums, payment-in-kind (“PIK”) interest and certain forms of equity securities.

Investment Strategy

We invest in unitranche loans, standalone second and first lien loans, and selectively in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments, in most cases taking advantage of a potential benefit from an increase in the value of such portfolio company as part of an overall relationship. We seek to invest primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. Our investments typically range in size from $5 million to $25 million. We may invest in smaller or larger companies if there is an attractive opportunity, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets. During such dislocations, we expect to see more deep value investment opportunities offering prospective returns that are disproportionate to the associated risk profile. We focus on companies with leading market positions, significant asset or franchise values, strong free cash flow and experienced senior management teams, with an emphasis on companies with high-quality sponsors.

Our primary investment objective is to maximize current income and capital appreciation by investing directly in privately held middle-market companies. The Adviser pursues investments for us with favorable risk-adjusted returns, including debt investments that offer cash origination fees and lower leverage levels. The Adviser seeks to structure our debt investments with strong protections, including default penalties, information rights, and affirmative and negative financial covenants, such as lien protection and restrictions concerning change of control. We believe these protections, coupled with the other features of our investments, allow us to reduce our risk of capital loss and achieve attractive risk-adjusted returns, although there can be no assurance that we are always able to structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns.

Investment Criteria

The Investment Team uses the following investment criteria and guidelines to evaluate prospective portfolio companies. However, not all of these criteria and guidelines are used or met in connection with each of our investments.

•

Established companies with a history of positive operating cash flow. We seek to invest in established companies with sound historical financial performance. The Adviser typically focuses on companies with a history of profitability on an operating cash flow basis. We do not intend to invest in start-up companies or companies with speculative business plans.

•

Defensible and sustainable business. We seek to invest in companies with proven products and/or services that provide a competitive advantage versus its competitors or new entrants. The Adviser places an emphasis on the strength of historical operations and profitability and the generation of free cash flow to reinvest in the business or to utilize for debt service. The Adviser also focuses on the relative strength of the valuation and liquidity of collateral used to provide security for our investments, when applicable.

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Seasoned management team with meaningful equity ownership. The Adviser generally requires that our portfolio companies have a seasoned management team, with strong corporate governance. The Adviser also seeks to invest in companies with management teams that have meaningful equity ownership. The Adviser believes that companies that have proper incentives in place, including having significant equity interests, motivate management teams to enhance enterprise value, which will act in accordance with our interests.

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Significant Invested Capital. The Adviser seeks investments in portfolio companies where it believes that the aggregate enterprise value significantly exceeds aggregate indebtedness, after consideration of our investment. The Adviser believes that the existence of significant underlying equity value (i.e., the amount by which the aggregate enterprise value exceeds the aggregate indebtedness) provides important support to our debt investments.

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Investment Partnerships. We seek to invest where private equity sponsors have demonstrated capabilities in building enterprise value. In addition, we seek to partner with specialty lenders and other financial institutions. The Adviser believes that private equity sponsors and specialty lenders can serve as committed partners and advisors that will actively work with the Adviser, the company and its management team to meet company goals and create value.

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Ability to exert meaningful influence. We target investment opportunities in which we will be a significant investor in the tranche and in which we can add value through active participation in the direction of the company, sometimes through advisory positions.

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Exit strategy. We generally seek to invest in companies that the Adviser believes possess attributes that will provide us with the ability to exit our investments. We typically expect to exit our investments through one of three scenarios: (i) the sale of the company resulting in repayment of all outstanding debt, (ii) the recapitalization of the company through which our loan is replaced with debt or equity from a third party or parties or (iii) the repayment of the initial or remaining principal amount of our loan then outstanding at maturity. In some investments, there may be scheduled amortization of some portion of our loan, which would result in a partial exit of our investment prior to the maturity of the loan.

Conflicts of Interests

As described more fully below, we have entered into certain agreements and arrangements with Stifel, Cyrus Capital Partners, L.P. (“Cyrus Capital”) and certain funds (the “Cyrus Funds”) managed by Cyrus Capital that may cause conflicts of interest. In addition, as described more fully below, Stifel and the Cyrus Funds own, in the aggregate, approximately 44% of our total outstanding common stock. The shares held by Stifel and the Cyrus Funds are generally freely tradable in the public market, subject to the volume limitations, applicable holding periods and other provisions of Rule 144 under the Securities Act. Sales of substantial amounts of our common stock, the availability of such common stock for sale or the registration of such common stock for sale and the ability of our stockholders, including Stifel and the Cyrus Funds, to sell their respective shares at a price per share that is below our then current net asset value per share could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so and negatively impact the market of our common stock. See “Risk Factors—Risks Related to Our Common Stock—Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.”

Stifel Arrangement

Stifel owns approximately 16% of our total outstanding common stock, and also owns a 20% interest in the Adviser. As a result, Stifel will benefit from our performance and our investments. Pursuant to an irrevocable proxy, Stifel has granted us the right to vote the shares of our common stock held by it in excess of 4.9% of our total outstanding common stock in the same percentages as our other stockholders. Stifel has the right to nominate for election a member of our board of directors, who will be considered “interested” (that is, not independent for purposes of the 1940 Act). Stifel has not exercised its right to nominate for election a member of our board of directors. In addition, Stifel has the right to appoint a representative to the Adviser’s three-member board of managers. Stifel does not have any rights to exercise a controlling influence over our day-to-day operations or the operations or investment management function of the Adviser.

Three members of the Investment Team are dual employees of the Adviser and Stifel Nicolaus & Company, Incorporated or its affiliates pursuant to a personnel sharing arrangement with Stifel Nicolaus & Company, Incorporated. Although the members of the Investment Team that are dual employees dedicate substantially all of their time to the business and activities of the Adviser, they may continue to engage in investment advisory activities for Stifel Nicolaus & Company, Incorporated and its affiliates from time to time. This arrangement could result in a conflict of interest and may distract these investment professionals from their responsibilities to us. Messrs. Mauer and Jansen monitor the activities of the members of the Investment Team for any conflicts of interest and will seek to resolve them on our behalf, subject to the oversight of our Board. In addition, Mr. Nitka, Stifel’s designee to the Adviser’s investment committee, is a managing director and head of the Credit Investments Group at Stifel Nicolaus & Company, Incorporated. Should any conflicts arise as a result of Mr. Nitka’s membership on the Adviser’s investment committee and his role at Stifel Nicolaus & Company, Incorporated, Mr. Nitka will recuse himself from consideration of any potential conflict related to Stifel Nicolaus & Company, Incorporated and its affiliates.

Subject to certain restrictions, Stifel will use its commercially reasonable efforts to present to the Adviser the opportunity to review and bid on all Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with our investment strategy. Subject to the approval of our board of directors, as necessary under the 1940 Act, and certain other limitations, Stifel may invest in the same portfolio companies that we invest in, and (regardless of whether our investment arose from a Stifel-originated opportunity) Stifel may, through such investments, have interests that conflict with ours, including receiving fees from the portfolio company directly as well as through its interest in the Adviser. We believe that we may co-invest with Stifel and its affiliates upon approval of the “required majority” of our directors as defined in Section 57(o) of the 1940 Act.

Cyrus Capital Relationship

The Cyrus Funds, managed by Cyrus Capital, own approximately 28% of our outstanding common stock, and also hold a 38% indirect economic interest, but no voting interest, in the Adviser. As a result, Cyrus Capital benefits from our performance and our investments. Pursuant to an irrevocable proxy, the Cyrus Funds’ shares of our common stock must be voted in the same percentages as our other stockholders (excluding Stifel) vote their shares. Cyrus Capital does not have any rights to exercise a controlling influence over our operations or the operations or investment management function of the Adviser. As a result of the relationship with Cyrus Capital and the Cyrus Funds, we could be presumed to be an affiliate of the Cyrus Funds under the 1940 Act. We believe we may co-invest with the Cyrus Funds upon approval of the “required majority” of our directors as defined in Section 57(o) of the 1940 Act. In addition, the Cyrus Funds may, through such co-investments, have interests that conflict with ours, including receiving fees from the portfolio company directly as well as through its economic interest in the Adviser. Cyrus Capital may also provide us with investment opportunities.

Pursuant to a services agreement between the Adviser and Cyrus Capital (the “Services Agreement”), the Adviser can utilize the expertise of the investment professionals of Cyrus Capital to provide investment services to us from time to time on an as needed basis as part of the Adviser’s Investment Team and in connection with the Adviser’s obligations to us under the Investment Advisory Agreement. If the Adviser determines it is in our best interests to utilize the expertise of any of the investment professionals of Cyrus Capital, such investment professionals will also continue to engage in investment advisory activities for the private investment funds managed by Cyrus Capital, including the Cyrus Funds, which could result in a conflict of interest, and may distract them from their responsibilities to us. The Adviser currently utilizes the investment professionals that perform analyst functions provided under the Services Agreement for less than 10% of the aggregate time dedicated to the business by the Adviser’s Investment Team. In addition, we may receive other administrative services from the Adviser, pursuant to the Administration Agreement, which, in turn, upon request by the Adviser, may be provided to us on behalf of the Adviser by Cyrus Capital under the terms of the Services Agreement.

Other Conflicts of Interest

We may also have conflicts of interest arising out of the investment advisory activities of the Adviser. The Adviser may in the future manage other investment funds, accounts or investment vehicles that invest or may invest in assets eligible for purchase by us. To the extent that we compete with entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal investment allocation policies, (b) the requirements of the Advisers Act, and (c) certain restrictions under the 1940 Act regarding co-investments with affiliates.

See “Risk Factors—Risks Related to Our Business—There are significant potential conflicts of interest that could affect our investment returns,” “—Conflict related to obligations the Adviser or its affiliates have to other clients” and “—The Adviser’s incentive fee structure may create incentives to it that are not fully aligned with the interests of our stockholders.”

Corporate Information

Our principal executive offices are currently located at 65 East 55th Street, 15th Floor, New York, NY 10022, and our telephone number is (212) 257-5199. We maintain a website located at www.cmfn-inc.com. Information on our website is not incorporated into or a part of this prospectus.

We are an “emerging growth company,” within the meaning of the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. We will remain an emerging growth company until the earlier of (a) the last day of the fiscal year: (i) ending June 30, 2019; (ii) in which we have total annual gross revenue of at least $1.07 billion; or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

THE OFFERING

We may offer, from time to time, up to $500,000,000 of our securities, on terms to be determined at the time of the offering. Our securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements. In addition, this prospectus relates to 6,000,004 shares of our common stock that may be sold by the selling stockholders identified under “Selling Stockholders.”

We may offer shares of our common stock at a discount to net asset value per share at prices approximating market value less selling expenses upon approval of our board of directors, including a majority of our independent directors, in certain circumstances. At a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of the Company’s 2018 Annual Meeting of Stockholders and the date of the Company’s 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. See “Sales of Common Stock Below Net Asset Value.”

Our securities may be offered directly to one or more purchasers by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities directly or through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our securities.

Set forth below is additional information regarding the offering of our securities:

Use of Proceeds	We plan to use the net proceeds of this offering to make new investments in portfolio companies in accordance with our investment objective and strategies as described in this prospectus and for general working capital purposes. We may also use a portion of the net proceeds to reduce any of our outstanding borrowings. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. We will not receive any proceeds from the sale of common stock by any of the selling stockholders. Each supplement to this prospectus relating to an offering will more fully identify the use of the proceeds from such offering. See “Use of Proceeds.”

Investment Advisory Agreement	We pay the Adviser a fee for its services under the Investment Advisory Agreement. This fee consists of two components: a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of our gross assets, including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents. The base management fee is payable quarterly in arrears.

The incentive fee consists of two parts. The first part, which is calculated and payable quarterly in arrears, equals 20.0% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to an annualized hurdle rate of 8.0% with a “catch up” fee for returns between the 8.0% hurdle and 10.0%. The second part is calculated and payable in arrears as of the end of each calendar year (or, upon termination of the Investment Advisory Agreement, as of the termination date) and equals 20.0% of our aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees. See “Management Agreements—Management Fee and Incentive Fee.”

Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under our Administration Agreement, and any interest expense and any distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount (“OID”), debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. The portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to the Adviser, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual.

Our net pre-incentive fee investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 1.75% base management fee.

Nasdaq Global Select Market symbol	“CMFN”

Trading at a discount

Shares of closed-end investment companies, including business development companies, frequently trade in the secondary market at a discount to their net asset values. The risk that our shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our shares will trade above, at or below net asset value. See “Risk Factors.”

Sales of Common Stock Below Net Asset Value	We are not generally able to issue and sell our common stock at a price below our net asset value per share unless we have prior stockholder approval. In this regard, at a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. See “Sales of Common Stock Below Net Asset Value.”

Distributions	We pay quarterly distributions to our stockholders out of assets legally available for distribution. Our quarterly distributions, if any, will be determined by our board of directors.

Taxation	We have elected to be treated for U.S. federal income tax purposes as a RIC. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders. To maintain our qualification as a RIC and the associated tax benefits, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and net short-term capital gains, if any, in excess of our net long-term capital losses. See “Distributions.”

Leverage

We expect to continue to use borrowed funds in order to make additional investments. We expect to use this practice, which is known as “leverage,” when the terms and conditions are favorable to long-term investing and aligned with our investment strategy and portfolio composition in an effort to increase returns to our stockholders, but this strategy involves significant risks. See “Risk Factors.” With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 200% (150% effective May 2, 2019) immediately after each such borrowing. The amount of leverage that we employ will depend on the Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing.

We have, through CM SPV, our wholly owned subsidiary, entered into the Term Financing with UBS, which expires on December 5, 2020. The Term Financing is collateralized by a portion of the debt investments in our portfolio. Borrowings under the Term Financing bear interest (i) at a rate per annum equal to one-month LIBOR plus 2.75% through December 4, 2018, and (ii) at a rate per annum equal to one-month LIBOR plus 2.55% from December 5, 2018 through December 5, 2020. As of April 5, 2019, $102.0 million was outstanding under the Term Financing. We have also entered into the 2017 UBS Revolving Financing with UBS, which expires December 5, 2019. Borrowings under the 2017 UBS Revolving Financing generally bear interest at a rate per annum equal to one-month LIBOR plus 3.55%. As of April 5, 2019, $4.0 million was outstanding under the 2017 UBS Revolving Financing.

Dividend reinvestment plan

We have adopted an “opt out” dividend reinvestment plan for our stockholders. Under this plan, if we declare a cash distribution to our stockholders, the amount of such distribution will be automatically reinvested in additional shares of our common stock unless a stockholder specifically elects not to participate in our dividend reinvestment plan. If a stockholder opts out, that stockholder will receive cash distributions. Stockholders who receive distributions in the form of shares of common stock generally will be subject to the same U.S. federal, state and local tax consequences as stockholders who elect to receive their distributions in cash, but will not receive any corresponding cash distributions with which to pay any applicable taxes. See “Dividend Reinvestment Plan.”

Administration Agreement

The Administration Agreement requires us to reimburse the Adviser for our allocable portion (subject to the review of our board of directors) of overhead and other expenses, including furnishing us (through the Services Agreement with Cyrus Capital) with office facilities and equipment and providing clerical, bookkeeping, record keeping and other administrative services at such facilities, and our allocable portion of the cost of our chief financial officer and chief compliance officer and his respective staff. To the extent that the Adviser outsources any of its duties under the Administration Agreement, we will pay the fees associated with such functions on a direct basis, without incremental profit to the Adviser. See “Management Agreements—Administration Agreement.”

License arrangements We have entered into a license agreement with the Adviser under which the Adviser has granted us a non-exclusive, royalty-free license to use the name “CM Finance.” For a description of the License Agreement, see “Management Agreements—License Agreement.”

Custodian and transfer agent	U.S. Bank National Association serves as our custodian, and American Stock Transfer and Trust Company, LLC serves as our transfer and distribution paying agent and registrar. See “Custodian, Transfer and Dividend Paying Agent and Registrar.”

Anti-takeover provisions	Our charter and bylaws, as well as certain federal and state statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from making an acquisition proposal for us. These anti-takeover provisions may inhibit a change in control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the market price for our common stock. See “Description of Our Common Stock.”

Available information	We are required to file periodic reports, proxy statements and other information with the SEC. This information is available at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549 and on the SEC’s website at http://www.sec.gov. Information on the operation of the SEC’s public reference room may be obtained by calling the SEC at 1-800-SEC-0330.

We maintain a website at www.cmfn-inc.com and make all of our annual, quarterly and current reports, proxy statements and other information available, free of charge, on or through our website. Information on our website is not incorporated into or part of this prospectus or any prospectus supplement and should not be relied upon as such. You may also obtain such information free of charge by contacting us in writing at 65 East 55th Street, 15th Floor, New York, NY 10022.

Incorporation by reference	This prospectus is part of a registration statement that we have filed with the SEC. In accordance with the Small Business Credit Availability Act, we are allowed to “incorporate by reference” the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to comprise a part of this prospectus from the date we file that document. Any reports filed by us with the SEC subsequent to the date of this filing and before the date that any offering of any securities by means of this prospectus and any accompanying prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. See “Incorporation by Reference.”
Risk Factors

An investment in our securities is subject to risks. The following is a summary of the principal risks that you should carefully consider before investing in our securities. In addition, see “Risk Factors”

beginning on page 22 of this prospectus to read about factors you should consider before deciding to invest in our securities.

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Capital markets may experience periods of disruption and instability and we cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on our business, financial condition and results of operations.

•	We depend upon key personnel of the Adviser for our future success. If the Adviser were to lose any of its key personnel, our ability to achieve our investment objective could be significantly harmed.

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Our business model depends to a significant extent upon our Adviser’s network of relationships. Any inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

•	Our relationships with Cyrus Capital and Stifel may create conflicts of interest.

•	There are significant potential conflicts of interest that could negatively affect our investment returns.

•	The members of the Investment Team may, from time to time, possess material non-public information, limiting our investment discretion.

•	There are conflicts related to other arrangements with the Adviser.

•	Our financial condition, results of operations and cash flows will depend on our ability to manage our business effectively.

•	The Adviser’s incentive fee structure may create incentives to it that are not fully aligned with the interests of our stockholders.

•	Our incentive fee may induce the Adviser to make speculative investments.

•	The involvement of our interested directors in the valuations process may create conflicts of interest.

•	We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

•	We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code.

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Regulations governing our operation as a BDC affect our ability to, and the way in which we raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

•	Our board of directors has approved our ability to incur additional leverage, which may increase our risks related to our use of leverage.

•	Because we finance our investments with borrowed money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

•	Because we borrow money to make our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net investment income.

•	We are exposed to risks associated with changes in interest rates including potential effects on our cost of capital and net investment income.

•	Adverse developments in the credit markets may impair our ability to secure debt financing.

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The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

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Most of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.

•	Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Moreover, the information set forth below does not include any transaction costs and expenses that investors will incur in connection with each offering of our securities pursuant to this prospectus. As a result, investors are urged to read the “Fees and Expenses” table contained in any corresponding prospectus supplement to fully understand the actual transaction costs and expenses they will incur in connection with each such offering. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “us” or that “we” will pay fees or expenses, common stockholders will indirectly bear such fees or expenses.

Stockholder Transaction Expenses:
Sales load (as a percentage of offering price)	—	%(1)
Offering expenses (as a percentage of offering price)	—	%(2)
Dividend reinvestment plan expenses	—	%(3)

Total Stockholder Transaction Expenses (as a percentage of offering price	—	%(4)
Annual Expenses (as percentage of net assets attributable to common stock)
Base management fees	3.62	%(5)
Incentive fees payable under the investment advisory agreement (20.0%)	1.57	%(6)
Interest payments on borrowed funds	6.61	%(7)
Other expenses	2.49	%(8)

Total annual expenses	14.29%

(1)	In the event that our securities are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)

In the event that we conduct an offering of our securities, a corresponding prospectus supplement will disclose the estimated offering expenses. Our common stockholders will bear, directly or indirectly, the expenses of any offering of our securities, including debt securities.

(3)	The expenses of the dividend reinvestment plan are included in “Other expenses.” See “Dividend Reinvestment Plan.”
(4)	Total stockholder transaction expenses may include sales load and will be disclosed in a future prospectus supplement, if any.
(5)

Reflects the aggregate amount of base management fees that we estimate will be payable during the next twelve months. Our base management fee, payable quarterly in arrears, is 1.75% of our gross assets, including assets purchased with borrowed amounts or other forms of leverage and excluding cash and cash equivalents and is estimated by assuming the base management fee remains consistent with the base management fee incurred for the quarter ended December 31, 2018. See “Management Agreements—Investment Advisory Agreement.”

(6)	Reflects the aggregate amount of incentive fees that we estimate will be payable during the next twelve months. See “Management Agreements—Investment Advisory Agreement.”

The incentive fee consists of two components, ordinary income and capital gains:

The ordinary income component, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of our “Pre-incentive Fee Net Investment Income” over a 2.0% quarterly (8.0% annualized) hurdle rate, expressed as a rate of return on the value of our net assets attributable to our common stock, and a “catch-up” provision, measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until our net investment income equals the hurdle rate of 2.0% but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% subject to a deferral of non-cash amounts. The effect of the “catch-up” provision is that, subject to the deferral provisions discussed below, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, the Adviser will receive 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply. The ordinary income component of the incentive fee will be computed on income that may include interest that is accrued but not yet received in cash. The portion of such incentive fee that is attributable to deferred interest (sometimes referred to as PIK interest, or OID) will be paid to the Adviser only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such amounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possibly elimination of the incentive fees for such quarter. Notwithstanding any such incentive fee reduction or elimination, there is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle and there is no delay of payment if prior quarters are below the quarterly hurdle.

The capital gains component of the incentive fee equals 20.0% of our “Incentive Fee Capital Gains,” if any, which equals our aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation, less the aggregate amount of any previously paid capital gain incentive fees. The second component of the incentive fee is payable, in arrears, at the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date). See “Management Agreements—Management Fee and Incentive Fee.”

(7)

We may borrow funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. The table includes all estimated expected borrowing costs in connection with the Financing Facilities. The costs associated with our outstanding borrowings are indirectly borne by our stockholders.

(8)

“Other expenses” represents our estimated amounts for the current fiscal year, including our overhead expenses, including payments under the administration agreement based on our allocable portion of overhead and other expenses incurred by the Adviser. See “Management Agreements —Administration Agreement.”

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we have assumed a 4.0% sales load and that our annual operating expenses would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$166	$386	$569	$905

While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. Because the income incentive fee under our investment advisory agreement is unlikely to be significant assuming a 5% annual return, the example assumes that the 5% annual return will be generated entirely through the realization of capital gains on our assets and, as a result, will trigger the payment of a capital gains incentive fee under our investment advisory agreement. The “Pre-Incentive Fee Net Investment Income” under the investment advisory agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above is not included in the example set forth above. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger sufficient returns on our investments to trigger “Pre-Incentive Fee Net Investment Income” of a material amount, our expenses, and returns to our investors, would be higher. Further, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the distribution payable to a participant by (a) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our board of directors or (b) the average purchase price of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value.

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial data for the year ended June 30, 2018 is derived from our financial statements, which have been audited by RSM US LLP, our independent registered public accounting firm. The following selected financial data for the years ended June 30, 2017, June 30, 2016, June 30, 2015 and June 30, 2014, is derived from our financial statements, which have been audited by Ernst and Young, LLP, our former independent registered public accounting firm. The selected financial data at December 31, 2018, and for the six months ended December 31, 2018, have been derived from unaudited financial data, but, in the opinion of management, reflect all adjustments that are necessary to present fairly the financial condition and operating results for such interim periods. Interim results as of and for the six months ended December 31, 2018 are not necessarily indicative of the results that may be expected for the year ending June 30, 2019. The data should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this report.

Statement of Operations Data:	For the six months ended December 31, 2018 (unaudited)	For the year ended June 30, 2018	For the year ended June 30, 2017	For the year ended June 30, 2016	For the year ended June 30, 2015	For the year ended June 30, 2014
Total investment income	$17,553,814	$40,791,752	$31,012,197	$35,579,922	$36,917,105	$21,134,061
Total expenses, net of fee waiver	$10,425,406	$21,816,119	$15,313,613	$15,725,966	$16,699,402	$5,135,934
Net investment income	$7,128,408	$18,975,633	$15,698,584	$19,853,956	$20,217,703	$15,998,127
Net increase (decrease) in net assets resulting from operations	$(7,954,255)	$15,625,480	$23,579,465	$(9,344,770)	$15,433,288	$16,176,034
Per Share Data:
Net asset value(1)	$11.49	$12.57	$12.41	$11.90	$14.41	$14.65
Net investment income	$0.52	$1.39	$1.15	$1.45	$1.48	$0.47
Net increase (decrease) in net assets resulting from operations	$(0.58)	$1.14	$1.72	$(0.68)	$1.13	$0.51
Distributions declared	$0.50	$1.00	$1.20	$1.83	$1.37	$0.52
Total return based on market value	$(24.58)%	0.01%	27.93%	(21.26%)	4.23%	0.65%

Balance Sheet Data:	At December 31, 2018	At June 30, 2018	At June 30, 2017	At June 30, 2016	At June 30, 2015	At June 30, 2014
Investments at fair value	$283,335,302	$293,592,013	$254,907,171	$272,114,164	$330,323,856	$273,710,465
Cash and cash equivalents	$6,197,259	$5,620,441	$10,646,697	$18,433,066	$21,535,492	$24,698,073
Total assets	$301,984,402	$314,534,581	$296,033,878	$319,961,415	$360,458,841	$308,300,322
Total liabilities	$145,548,094	$143,011,915	$126,085,766	$157,211,532	$163,507,992	$108,083,501
Total net assets	$156,436,308	$171,522,666	$169,948,112	$162,749,883	$196,950,849	$200,216,821

Other Data:
Number of portfolio companies at period end	29	25	23	22	26	24
Weighted average yield on debt investments (at cost) at period end	11.08%	11.19%	9.73%	9.80%	10.91%	10.82%
Weighted average yield on total investments (at cost) at period end	10.83%	11.12%	9.64%	9.70%	10.91%	10.74%

(1)	As of December 31, 2018 and June 30, 2018, 2017, 2016, 2015 and 2014, respectively.

RISK FACTORS

Investing in our securities involves a number of significant risks. Before you invest in our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus and any accompanying prospectus supplement, before you decide whether to make an investment in our securities. The risks set out below are the principal risks with respect to an investment in our securities generally and with respect to a business development company with investment objectives, investment policies, capital structures or trading markets similar to ours. However, they may not be not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our securities could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

Capital markets may experience periods of disruption and instability and we cannot predict when these conditions will occur. Such market conditions could materially and adversely affect debt and equity capital markets in the United States and abroad, which could have a negative impact on our business, financial condition and results of operations.

The U.S. and global capital markets experienced extreme volatility and disruption during the economic downturn that began in mid-2007, and the U.S. economy was in a recession for several consecutive calendar quarters during the same period. In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt, which created concerns about the ability of certain nations to continue to service their sovereign debt obligations. Risks resulting from such debt crisis and any future debt crisis in Europe or any similar crisis elsewhere could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in certain countries and the financial condition of financial institutions generally. In July and August 2015, Greece reached agreements with its creditors for bailouts that provide aid in exchange for certain austerity measures. These and similar austerity measures may adversely affect world economic conditions and have an adverse impact on our business and that of our portfolio companies. In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued sell-off of shares trading in Chinese markets. In August 2015, Chinese authorities sharply devalued China’s currency. These market and economic disruptions adversely affected, and these and other similar market and economic disruptions may in the future affect, the U.S. capital markets, which could adversely affect our business and that of our portfolio companies. These market disruptions materially and adversely affected, and may in the future affect, the broader financial and credit markets and has reduced the availability of debt and equity capital for the market as a whole and to financial firms, in particular. Additionally, since December 2015, the Federal Reserve continually raised its federal funds target rate. However, if key economic indicators, such as the unemployment rate or inflation, do not progress at a rate consistent with the Federal Reserve’s objectives, the target range for the federal funds rate may further increase and cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms and may also increase the costs of our borrowers, hampering their ability to repay us.

At various times, these disruptions resulted in, and may in the future result, a lack of liquidity in parts of the debt capital markets, significant write-offs in the financial services sector and the repricing of credit risk. These conditions may reoccur for a prolonged period of time again or materially worsen in the future, including as a result of further downgrades to the U.S. government’s sovereign credit rating or the perceived credit worthiness of the United States or other large global economies. Unfavorable economic conditions, including future recessions, also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. We may in the future have difficulty accessing debt and equity capital on attractive terms, or at all, and a severe disruption and instability in the global financial markets or deteriorations in credit and financing conditions may cause us to reduce the volume of loans we originate and/or fund, adversely affect the value of our portfolio investments or otherwise have a material adverse effect on our business, financial condition, results of operations and cash flows.

Legislative or other actions relating to taxes could have a negative effect on us.

Legislative or other actions relating to taxes could have a negative effect on the Company. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. On December 20, 2017, the U.S. House of Representatives and the U.S. Senate each voted to approve H.R. 1 (the “Tax Cuts and Jobs Act”) and, on December 22, 2017, President Trump signed the Tax Cuts and Jobs Act into law. The Tax Cuts and Jobs Act makes many changes to the Code, including, among other things, significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. We cannot predict with certainty how any changes in the tax laws might affect the Fund, investors, or the Fund’s portfolio investments.

The United Kingdom referendum decision to leave the European Union may create significant risks and uncertainty for global markets and our investments.

The 2016 decision made in the United Kingdom referendum to leave the European Union has led to volatility in global financial markets, and in particular in the markets of the United Kingdom and across Europe, and may also lead to weakening in consumer, corporate and financial confidence in the United Kingdom and Europe. The extent and process by which the United Kingdom will exit the European Union, and the longer term economic, legal, political and social framework to be put in place between the United Kingdom and the European Union are unclear at this stage and are likely to lead to ongoing political and economic uncertainty and periods of exacerbated volatility in both the United Kingdom and in wider European markets for some time. In particular, the decision made in the United Kingdom referendum may lead to a call for similar referenda in other European jurisdictions which may cause increased economic volatility and uncertainty in the European and global markets. This volatility and uncertainty may have an adverse effect on the economy generally and on our ability of and the ability of our portfolio companies to execute our respective strategies and to receive attractive returns.

In particular, currency volatility may mean that our returns and the returns of our portfolio companies are adversely affected by market movements and may make it more difficult, or more expensive, for us to implement appropriate currency hedging. Potential decline in the value of the British Pound and/or the euro against other currencies, along with the potential downgrading of the United Kingdom’s sovereign credit rating, may also have an impact on the performance of any of our portfolio companies located in the United Kingdom or Europe.

We depend upon key personnel of the Adviser for our future success. If the Adviser were to lose any of its key personnel, our ability to achieve our investment objective could be significantly harmed.

We depend on the diligence, skill, experience and network of business contacts of the Investment Team of the Adviser, in particular Messrs. Mauer and Jansen, who are also members of the Adviser’s investment committee, our executive officers and members of our board of directors. We can offer no assurance that Messrs. Mauer and Jansen will continue to provide investment advice to us. The loss of either Mr. Mauer or Mr. Jansen could limit our ability to achieve our investment objective and operate as we anticipate.

In addition, we are dependent on the other members of the Investment Team. If any of the members of the Investment Team were to resign, we may not be able to hire investment professionals with similar expertise and ability to provide the same or equivalent services on acceptable terms. If we are unable to do so quickly, our operations are likely to experience a disruption, and our financial condition, business and results of operations may be adversely affected. Even if we are able to retain comparable professionals the integration of such investment professionals and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

Our business model depends to a significant extent upon our Adviser’s network of relationships. Any inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We depend upon the Adviser to maintain its relationships with private equity sponsors, placement agents, investment banks, management groups and other financial institutions, including Stifel and Cyrus Capital, and we expect to rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or members of the Investment Team fail to maintain such relationships, or to develop new relationships with other sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser has relationships are not obligated to provide us with investment opportunities, and we can offer no assurance that these relationships will generate investment opportunities for us in the future.

Our relationship with Cyrus Capital may create conflicts of interest.

The Cyrus Funds, managed by Cyrus Capital, own approximately 28% of our outstanding common stock. The Cyrus Funds also have a 38% indirect economic interest in the Adviser. Pursuant to the services arrangement with Cyrus Capital, employees of Cyrus Capital, including administrative professionals and investment professionals (the “Cyrus Professionals”), will be made available to the Adviser upon request of the Adviser on an as needed basis. These Cyrus Professionals also engage in investment advisory activities for the private investment funds managed by Cyrus Capital, including the Cyrus Funds, which could result in conflicts of interest with respect to, among other things, the allocation of investment opportunities, and may distract them from their responsibilities to us. Upon request of the Adviser, Cyrus Capital also may provide certain financial, accounting and administrative services to the Adviser pursuant to the Services Agreement upon which the Adviser may rely to satisfy its obligations under the Administration Agreement.

In addition, as a result of the relationship with Cyrus Capital and the Cyrus Funds, we could be presumed to be an affiliate of the Cyrus Funds under the 1940 Act. We believe we may co-invest with the Cyrus Funds upon approval of the “required majority” of our directors as defined in Section 57(o) of the 1940 Act. However, we can provide no assurance that the SEC or its staff will not take a contrary position. If the SEC or its staff takes a contrary position, we would be required to obtain an exemptive order from the SEC in order to co-invest with affiliates of Cyrus Capital, including the Cyrus Funds. We can offer no assurance that we will successfully obtain such an order. If we cannot co-invest with affiliates of Cyrus Capital, our business, financial condition, results of operations and cash flows could be materially adversely affected. In addition, the Cyrus Funds may, through such co-investments, have interests that conflict with ours, including receiving fees from the portfolio company directly as well as through its economic interest in the Adviser.

Our relationship with Stifel may create conflicts of interest.

Stifel owns approximately 16% of our outstanding common stock. Stifel also has a 20% interest in the Adviser. Three members of the Investment Team are dual employees of the Adviser and Stifel Nicolaus & Company, Incorporated or its affiliates pursuant to a personnel sharing arrangement with Stifel Nicolaus & Company, Incorporated. Although the members of the Investment Team that are dual employees dedicate substantially all of their time to the business and activities of the Adviser, they may continue to engage in investment advisory activities for Stifel Nicolaus & Company, Incorporated and its affiliates from time to time. This arrangement could result in a conflict of interest and may distract these investment professionals from their responsibilities to us. Stifel has a right to nominate an individual for election on our board of directors. Stifel has not exercised its right to nominate for election a member of our board of directors. We expect that if Stifel exercises its right to nominate an individual for election to our board of directors, such person would also be an employee of Stifel, and would continue to engage in investment advisory activities for Stifel, which could result in a conflict of interest and may distract such director appointee from his or her responsibilities to us. In addition, Mr. Nitka, Stifel’s designee to the Adviser’s investment committee, is a managing director and head of the

Credit Investments Group at Stifel Nicolaus & Company, Incorporated. Should any conflicts arise as a result of Mr. Nitka’s membership on the Adviser’s investment committee and his role at Stifel Nicolaus & Company, Incorporated, Mr. Nitka will recuse himself from consideration of any potential conflict related to Stifel Nicolaus & Company, Incorporated and its affiliates.

Under the Stifel arrangement and subject to certain restrictions, Stifel will use its commercially reasonable efforts to present to the Adviser to review and bid on, Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with our investment strategy, subject to the approval of our board of directors, as necessary under the 1940 Act, and certain other limitations. Stifel may invest in the same portfolio companies that we invest in (regardless of whether our investment arose from a Stifel-originated opportunity), and Stifel may, through such investments, have interests that conflict with ours, including receiving fees from the portfolio company directly as well as through its interest in the Adviser. We believe that we may co-invest with Stifel and its affiliates upon approval of the “required majority” of our directors as defined in Section 57(o) of the 1940 Act. However, we can provide no assurance that the SEC or its staff will not take a contrary position. If the SEC or its staff takes a contrary position, we would be required to obtain an exemptive order from the SEC in order to co-invest with Stifel and its affiliates. We can offer no assurance that we will successfully obtain such an order. If we cannot co-invest with Stifel and its affiliates, our business, financial condition, results of operations and cash flows could be materially adversely affected.

In addition, Stifel, through Keefe, Bruyette & Woods, Inc., a subsidiary of Stifel’s parent, Stifel Financial Corp., will be a “principal underwriter,” as defined in the 1940 Act, by virtue of and during the term of, any future offering in which Stifel may be part of the underwriting syndicate. As a result, our ability to co-invest with Stifel will be limited during the term of any future offering in which Stifel acts as a “principal underwriter.” If we cannot co-invest with affiliates of Stifel, our business, financial condition, results of operations and cash flows could be materially adversely affected.

There are significant potential conflicts of interest that could negatively affect our investment returns.

There may be times when the Adviser or the members of the Investment Team have interests that differ from those of our stockholders, giving rise to conflicts of interest. The members of the Adviser’s investment committee and the Investment Team serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, such as Stifel, or of investment funds, accounts, or investment vehicles managed by the Adviser or Stifel. Similarly, the Adviser or the members of the Investment Team may have other clients with similar, different or competing investment objectives. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in the best interests of us or our stockholders. In addition, the Adviser and some of its affiliates, including our officers and our non-independent directors, are not prohibited from raising money for, or managing, another investment entity that makes the same types of investments as those we target. Three members of the Investment Team are dual employees of the Adviser and Stifel Nicolaus & Company, Incorporated or its affiliates pursuant to a personnel sharing arrangement with Stifel Nicolaus & Company, Incorporated. Although the members of the Investment Team that are dual employees dedicate substantially all of their time to the business and activities of the Adviser, they may continue to engage in investment advisory activities for Stifel Nicolaus & Company, Incorporated and its affiliates from time to time. This arrangement could result in a conflict of interest and may distract these investment professionals from their responsibilities to us. As a result, and although the Adviser and its Investment Team are subject to a written conflicts of interest policy, the time and resources the Investment Team could devote to us may be diverted. In addition, we may compete with any such Stifel-advised investment entity for the same investors and investment opportunities.

The members of the Investment Team may, from time to time, possess material non-public information, limiting our investment discretion.

Members of the Investment Team may serve as directors of, or in a similar capacity with, portfolio companies in which we invest. In the event that material nonpublic information is obtained with respect to such companies, or we become subject to trading restrictions under the internal trading policies of those companies or as a result of applicable law or regulations, we could be prohibited for a period of time from purchasing or selling the securities of such companies, and this prohibition may have an adverse effect on us.

There are conflicts related to other arrangements with the Adviser.

We have entered into a License Agreement with the Adviser under which the Adviser has agreed to grant us a non-exclusive, royalty-free license to use the name “CM Finance.” See “Management Agreements—License Agreement.” In addition, we have entered into an Administration Agreement with the Adviser pursuant to which we are required to pay to the Adviser our allocable portion of overhead and other expenses incurred by the Adviser in performing its obligations under such Administration Agreement, such as rent, equipment and our allocable portion of the cost of our Chief Financial Officer and our Chief Compliance Officer and his respective staff’s compensation and compensation-related expenses. This will create conflicts of interest that our board of directors will monitor. For example, under the terms of the license agreement, we will be unable to preclude the Adviser from licensing or transferring the ownership of the “CM Finance” name to third parties, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of the Adviser or others. Furthermore, in the event the license agreement is terminated, we will be required to change our name and cease using “CM Finance” as part of our name. Any of these events could disrupt our recognition in the market place, damage any goodwill we may have generated and otherwise harm our business.

Our financial condition, results of operations and cash flows will depend on our ability to manage our business effectively.

Our ability to achieve our investment objective will depend on our ability to manage our business and to grow our investments and earnings. This will depend, in turn, on the Adviser’s ability to identify, invest in and monitor portfolio companies that meet our investment criteria. The achievement of our investment objective on a cost-effective basis will depend upon the Adviser’s execution of our investment process, its ability to provide competent, attentive and efficient services to us and, to a lesser extent, our access to financing on acceptable terms. The Adviser’s investment professionals may have substantial responsibilities in connection with the management of other investment funds, accounts and investment vehicles. The personnel of the Adviser may also be called upon to provide managerial assistance to our portfolio companies. These activities may distract them from identifying new investment opportunities for us or slow our rate of investment. Any failure to manage our business and our future growth effectively could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The Adviser’s incentive fee structure may create incentives to it that are not fully aligned with the interests of our stockholders.

In the course of our investing activities, we pay management and incentive fees to the Adviser. We have entered into an Investment Advisory Agreement with the Adviser that provides that these fees will be based on the value of our gross assets. As a result, investors in our common stock will invest on a “gross” basis and receive distributions on a “net” basis after expenses, resulting in a lower rate of return than one might achieve through direct investments. Because these fees are based on the value of our gross assets, the Adviser will benefit when we incur debt or use leverage. This fee structure may encourage the Adviser to cause us to borrow money to finance additional investments. Under certain circumstances, the use of borrowed money may increase the likelihood of default, which would disfavor our stockholders.

Our board of directors is charged with protecting our interests by monitoring how the Adviser addresses these and other conflicts of interests associated with its management services and compensation. While our board of directors is not expected to review or approve each investment decision, borrowing or incurrence of leverage, our independent directors will periodically review the Adviser’s services and fees as well as its portfolio management decisions and portfolio performance. In connection with these reviews, our independent directors will consider whether our fees and expenses (including those related to leverage) remain appropriate. As a result of this arrangement, the Adviser may from time to time have interests that differ from those of our stockholders, giving rise to a conflict.

Our incentive fee may induce the Adviser to make speculative investments.

The Adviser receives an incentive fee based, in part, upon net capital gains realized on our investments. Unlike that portion of the incentive fee based on income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. Additionally, under the incentive fee structure, the Adviser may benefit when we recognize capital gains and, because the Adviser will determine when to sell a holding, the Adviser will control the timing of the recognition of such capital gains. As a result, the Adviser may have a tendency to invest more capital in investments likely to result in capital gains, compared to income-producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

We may be obligated to pay the Adviser incentive compensation even if we incur a loss and may pay more than 20.0% of our net capital gains because we cannot recover payments made in previous years.

The Adviser is entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation) above a threshold return for that quarter. Thus, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. If we pay an incentive fee of 20% of our realized capital gains (net of all realized capital losses and unrealized capital depreciation on a cumulative basis) and thereafter experience additional realized capital losses or unrealized capital depreciation, we will not be able to recover any portion of the incentive fee previously paid.

PIK interest payments we receive will increase our assets under management and, as a result, will increase the amount of base management fees and incentive fees payable by us to the Adviser.

Certain of our debt investments contain provisions providing for the payment of PIK interest. Because PIK interest results in an increase in the size of the loan balance of the underlying loan, the receipt by us of PIK interest will have the effect of increasing our assets under management. As a result, because the base management fee that we pay to the Adviser is based on the value of our gross assets, receipt of PIK interest will result in an increase in the amount of the base management fee payable by us. In addition, any such increase in a loan balance due to the receipt of PIK interest will cause such loan to accrue interest on the higher loan balance, which will result in an increase in our pre-incentive fee net investment income and, as a result, an increase in incentive fees that are payable to the Adviser.

The involvement of our interested directors in the valuation process may create conflicts of interest.

We expect to make most of our portfolio investments in the form of loans and securities that are not publicly traded and for which there are limited or no market based price quotations available. As a result, our board of directors will determine the fair value of these loans and securities in good faith as described below in “—Most of our portfolio investments will be recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.” In connection with that determination, investment professionals from the Adviser may provide our board of directors with valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for each portfolio investment will be reviewed by an independent valuation firm quarterly, the ultimate determination of fair value will be made by our board of directors and not by such third-party valuation firm. In addition, Messrs. Mauer and Jansen, each an interested member of our board of directors, has a direct or indirect pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in our valuation process, and the pecuniary interest in the Adviser by certain members of our board of directors, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.

The Investment Advisory Agreement and the Administration Agreement with the Adviser were not negotiated on an arm’s length basis and may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

The Investment Advisory Agreement and the Administration Agreement were negotiated between related parties. Consequently, their terms, including fees payable to the Adviser, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights and remedies under these agreements because of our desire to maintain our ongoing relationship with the Adviser and its affiliates. Any such decision, however, would breach our fiduciary obligations to our stockholders.

Our incentive fee arrangements with the Adviser may vary from those of other investment funds, account or investment vehicles that the Adviser may manage in the future, which may create an incentive for the Adviser to devote time and resources to a higher fee-paying fund.

If the Adviser is paid a higher performance-based fee from any other fund that it may manage in the future, it may have an incentive to devote more research and development or other activities, and/or recommend the allocation of investment opportunities, to such higher fee-paying fund. For example, to the extent the Adviser’s incentive compensation is not subject to a hurdle or total return requirement with respect to another fund, it may have an incentive to devote time and resources to such other fund. As a result, the investment professionals of the Adviser may devote time and resources to a higher fee-paying fund.

The Adviser’s liability is limited under the Investment Advisory Agreement and we have agreed to indemnify the Adviser against certain liabilities, which may lead the Adviser to act in a riskier manner on our behalf than it would when acting for its own account.

Under the Investment Advisory Agreement, the Adviser has not assumed any responsibility to us other than to render the services called for under that agreement. It will not be responsible for any action of our board of directors in following or declining to follow the Adviser’s advice or recommendations. Under the Investment Advisory Agreement, the Adviser, its officers, members and personnel, and any person controlling or controlled by the Adviser will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Advisory Agreement, except those resulting from acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of the duties that the Adviser owes to us under the Investment Advisory Agreement. In addition, as part of the Investment Advisory Agreement, we have agreed to indemnify the Adviser and each of its officers, directors, members, managers and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Advisory Agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of such person’s duties under the Investment Advisory Agreement. These protections may lead the Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.

We operate in a highly competitive market for investment opportunities, which could reduce returns and result in losses.

A number of entities compete with us to make the types of investments that we make. We compete with public and private funds, other BDCs, commercial and investment banks, commercial financing companies and, to the extent they provide an alternative form of financing, private equity and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some of our competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or the source-of-income, asset diversification and distribution requirements we must satisfy to maintain our RIC qualification. The competitive pressures we face may have a material adverse effect on our business, financial condition, results of operations and cash flows. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we may not be able to identify and make investments that are consistent with our investment objective.

With respect to the investments we make, we do not seek to compete based primarily on the interest rates we offer, and we believe that some of our competitors may make loans with interest rates that will be lower than the rates we offer. With respect to all investments, we may lose some investment opportunities if we do not match our competitors’ pricing, terms and structure. However, if we match our competitors’ pricing, terms and structure, we may experience decreased net interest income, lower yields and increased risk of credit loss.

We will be subject to corporate-level U.S. federal income tax if we are unable to maintain our qualification as a RIC under Subchapter M of the Code.

To maintain our qualification as a RIC under Subchapter M of the Code, we must meet certain source-of-income, asset diversification and distribution requirements. The source-of-income requirement will be satisfied if we obtain at least 90% of our income for each year from dividends, interest, gains from the sale of stock or securities or similar sources. The distribution requirement for a RIC is satisfied if we distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders on an annual basis. Because we incur debt, we will be subject to certain asset coverage ratio requirements under the 1940 Act and financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to maintain our qualification as a RIC. If we are unable to obtain cash from other sources, we may fail to maintain our qualification as a RIC and, thus, may be subject to corporate-level U.S. federal income tax. To maintain our qualification as a RIC, we must also meet certain asset diversification requirements at the end of each calendar quarter. Failure to meet these tests may result in our having to dispose of certain investments quickly in order to prevent the loss of our qualification as a RIC. Because most of our investments are in private or thinly-traded public companies, any such dispositions may be made at disadvantageous prices and may result in substantial losses. No certainty can be provided that we will satisfy the asset diversification requirements of the other requirements necessary to maintain our qualification as a RIC. If we fail to maintain our qualification as a RIC for any reason and become subject to corporate income tax, the resulting corporate income taxes could substantially reduce our net assets, the amount of income available for distributions to our stockholders and the amount of funds available for new investments. Such a failure would have a material adverse effect on us and our stockholders. See “Certain U.S. Federal Income Tax Considerations—Taxation as a RIC.”

We may need to raise additional capital to grow because we must distribute most of our income.

We may need additional capital to fund new investments and grow our portfolio of investments. We intend to access the capital markets periodically to issue debt or equity securities or borrow from financial institutions in order to obtain such additional capital. Unfavorable economic conditions could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. A reduction in the availability of new capital could limit our ability to grow. In addition, we are required to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to our stockholders to maintain our qualification as a RIC. As a result, these earnings will not be available to fund new investments. An inability on our part to access the capital markets successfully could limit our ability to grow our business and execute our business strategy fully and could decrease our earnings, if any, which would have an adverse effect on the value of our securities.

Our distributions to stockholders may be funded, in part, from waivers of investment advisory fees by the Adviser.

To the extent any distributions by us are funded through waivers of the incentive fee portion of our investment advisory fees, such distributions will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser continues to waive such fees. Any such waivers in no way imply that the Adviser will waive incentive fees in any future period. There can be no assurance that we will achieve the performance necessary or that the Adviser will waive all or any portion of the incentive fee necessary to be able to pay distributions at a specific rate or at all.

You may not receive distributions, or our distributions may not grow over time.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. All distributions will be made at the discretion of our board of directors and will depend on our earnings, financial condition, maintenance of RIC status, compliance with applicable BDC, SBA regulations (if applicable) and such other factors as our board of directors may deem relative from time to time. We cannot assure you that we will make distributions to our stockholders in the future.

We may have difficulty paying our required distributions if we recognize income before, or without, receiving cash representing such income.

For U.S. federal income tax purposes, we will include in income certain amounts that we have not yet received in cash, such as the accrual of OID. This may arise if we receive warrants in connection with the making of a loan and in other circumstances, or through contracted PIK interest, which represents contractual interest added to the loan balance and due at the end of the loan term. Such OID, which could be significant relative to our overall investment activities, and increases in loan balances as a result of contracted PIK arrangements will be included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash.

Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the requirement to distribute at least 90% of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, if any, to maintain our qualification as a RIC. In such a case, we may have to sell some of our investments at times we would not consider advantageous or raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain such cash from other sources, we may fail to maintain our qualification as a RIC and thus be subject to corporate-level U.S. federal income tax. See “Certain U.S. Federal Income Tax Considerations—Taxation as a RIC.”

We may in the future choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may distribute taxable dividends that are payable in part in our stock. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The Internal Revenue Service has issued a revenue procedure indicating that this rule will apply if the total amount of cash to be distributed is not less than 20% of the total distribution. Under this revenue procedure, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with this revenue procedure that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. If a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Regulations governing our operation as a BDC affect our ability to, and the way in which we raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.

We may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the provisions of the 1940 Act, we are permitted as a BDC to issue senior securities in amounts such that our asset coverage ratio, as defined in the 1940 Act, equals at least 200% of our gross assets less all liabilities and indebtedness not represented by senior securities after each issuance of senior securities. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we would not be able to borrow additional funds until we were able to comply with the 200% (or the 150% asset coverage ratio effective as of May 2, 2019) asset coverage ratio under the 1940 Act. Also, any amounts that we use to service our indebtedness would not be available for distributions to our common stockholders. If we issue senior securities, we will be exposed to typical risks associated with leverage, including an increased risk of loss.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below then-current net asset value per share of our common stock if our board of directors determines that such sale is in our best interests. In this regard, at a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. If we raise additional funds by issuing common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you may experience dilution. In addition, neither Stifel nor the Cyrus Funds are subject to these restrictions and may sell their respective shares of our common stock at a per share price that is below net asset value per share, which may negatively affect the prevailing market prices for our common stock and our ability to raise additional capital.

Our board of directors has approved our ability to incur additional leverage, which may increase our risks related to our use of leverage.

The 1940 Act generally prohibits us from incurring indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). However, recent legislation has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. In other words, prior to the enactment of the legislation, a BDC could borrow $1 for investment purposes for every $1 of investor equity. Now, for those BDCs that satisfy the legislation’s approval and disclosure requirements, the BDC can borrow $2 for investment purposes for every $1 of investor equity. Under the legislation, we are allowed to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive shareholder approval, we would be allowed to increase our leverage capacity on the first day after such approval. Alternatively, the legislation allows the “required majority” of our independent directors, as defined in Section 57(o) of the 1940 Act, to approve an increase in our leverage capacity, and such approval would become effective after one year. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage.

In accordance with the legislation, on May 2, 2018, our board of directors, including a “required majority” approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act. As a result, our asset coverage requirements for senior securities will change from 200% to 150%, effective as of May 2, 2019.

Leverage magnifies the potential for loss on investments and on invested equity capital. As we use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to pay common stock dividends, scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “Risk Factors – Risks Related to Our Business and Structure – Because we finance our investments with borrowed money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.”

Because we finance our investments with borrowed money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us.

The use of leverage magnifies the potential for gain or loss on amounts invested. The use of leverage is generally considered a speculative investment technique and increases the risks associated with investing in our securities. If we continue to use leverage to partially finance our investments through banks, insurance companies and other lenders, you will experience increased risks of investment in our common stock. Lenders of these funds have fixed dollar claims on our assets that are superior to the claims of our common stockholders, and we would expect such lenders to seek recovery against our assets in the event of a default. As of December 31, 2018, substantially all of our assets were pledged as collateral under the Financing Facilities. In addition, under the terms of the Financing Facilities and any borrowing facility or other debt instrument we may enter into, we are likely to be required to use the net proceeds of any investments that we sell to repay a portion of the amount borrowed under such facility or instrument before applying such net proceeds to any other uses. If the value of our assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had we not leveraged, thereby magnifying losses or eliminating our stake in a leveraged investment. Similarly, any decrease in our revenue or income will cause our net income to decline more sharply than it would have had we not borrowed. Such a decline would also negatively affect our ability to make distributions with respect to our common stock or preferred stock. Our ability to service any debt will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. Moreover, as the base management fee payable to the Adviser will be payable based on the value of our gross assets, including those assets acquired through the use of leverage, the Adviser will have a financial incentive to incur leverage, which may not be consistent with our stockholders’ interests. In addition, our common stockholders will bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the base management fee payable to the Adviser.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200% (or 150% effective as of May 2, 2019). If this ratio declines below 200% (or 150% effective as of May 2, 2019), we will not be able to incur additional debt and could be required to sell a portion of our investments to repay some debt when it is otherwise disadvantageous for us to do so. This could have a material adverse effect on our operations, and we may not be able to make distributions. The amount of leverage that we employ will depend on the Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing. We cannot assure you that we will be able to obtain credit at all or on terms acceptable to us.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual results may be higher or lower than those appearing below.

Assumed Return on Our Portfolio(1)

(net of expenses)

	(10.0)%	(5.0)%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	(23.6)%	(13.9)%	(4.3)%	5.4%	15.0%

(1)	Assumes $302.0 million in total assets, $134.0 million in debt outstanding, $156.4 million in net assets, and an average cost of funds of 5.00%. Actual interest payments may be different.

In addition, our debt facilities may impose financial and operating covenants that restrict our business activities, including limitations that hinder our ability to finance additional loans and investments or to make the distributions required to maintain our qualification as a RIC under the Code.

We may default under the Financing Facilities or any future borrowing facility we enter into or be unable to amend, repay or refinance any such facility on commercially reasonable terms, or at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In the event we default under the Financing Facilities or any other future borrowing facility, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at prices that may be disadvantageous to us in order to meet our outstanding payment obligations and/or support working capital requirements under the Financing Facilities or such future borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under the Financing Facilities or such future borrowing facility could assume control of the disposition of any or all of our assets, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Provisions in the Financing Facilities or any other future borrowing facility may limit our discretion in operating our business.

The Financing Facilities are, and any future borrowing facility may be, backed by all or a portion of our loans and securities on which the lenders will or, in the case of a future facility, may have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, any security interests as well as negative covenants under the Financing Facilities or any other borrowing facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under the Financing Facilities or any other borrowing facility were to decrease, we would be required to secure additional assets in an amount equal to any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under the Financing Facilities or any other borrowing facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make stockholder distributions.

In addition, under the Financing Facilities or any future borrowing facility we will be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage, which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under the Financing Facilities or any other borrowing facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our revenues and, by delaying any cash payment allowed to us under the Financing Facilities or any other borrowing facility until the lenders have been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business and maintain our qualification as a RIC.

Because we borrow money to make our investments, if market interest rates were to increase, our cost of capital could increase, which could reduce our net investment income.

Because we borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates would not have a material adverse effect on our net investment income in the event we use debt to finance our investments. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. Such techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. There is no limit on our ability to enter derivative transactions.

In addition, a rise in the general level of interest rates typically leads to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase of the amount of our pre-incentive fee net investment income and, as a result, an increase in incentive fees payable to the Adviser.

We are exposed to risks associated with changes in interest rates including potential effects on our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt to finance our investments. Decreases in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 6 years. This means that we will be subject to greater risk (other things being equal) than an entity investing solely in shorter-term securities.

Adverse developments in the credit markets may impair our ability to secure debt financing.

During the economic downturn in the United States that began in mid-2007, many commercial banks and other financial institutions stopped lending or significantly curtailed their lending activity. In addition, in an effort to stem losses and reduce their exposure to segments of the economy deemed to be high risk, some financial institutions limited routine refinancing and loan modification transactions and even reviewed the terms of existing facilities to identify bases for accelerating the maturity of existing lending facilities. As a result, it may be difficult for us to obtain desired financing to finance the growth of our investments on acceptable economic terms, or at all.

If we are unable to consummate credit facilities on commercially reasonable terms, our liquidity may be reduced significantly. If we are unable to repay amounts outstanding under any facility we may enter into and are declared in default or are unable to renew or refinance any such facility, it would limit our ability to initiate significant originations or to operate our business in the normal course. These situations may arise due to circumstances that we may be unable to control, such as inaccessibility of the credit markets, a severe decline in the value of the U.S. dollar, a further economic downturn or an operational problem that affects third parties or us, and could materially damage our business. Moreover, we are unable to predict when economic and market conditions may become more favorable. Even if such conditions improve broadly and significantly over the long term, adverse conditions in particular sectors of the financial markets could adversely impact our business.

Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited.

The SEC has proposed a new rule under the 1940 Act that would govern the use of derivatives (defined to include any swap, security-based swap, futures contract, forward contract, option or any similar instrument) as well as financial commitment transactions (defined to include reverse repurchase agreements, short sale borrowings and any firm or standby commitment agreement or similar agreement) by BDCs. Under the proposed rule, a BDC would be required to comply with one of two alternative portfolio limitations and manage the risks associated with derivatives transactions and financial commitment transactions by segregating certain assets. Furthermore, a BDC that engages in more than a limited amount of derivatives transactions or that uses complex derivatives would be required to establish a formalized derivatives risk management program. If the SEC adopts this rule in the form proposed, our ability to enter into transactions involving such instruments may be hindered, which could have an adverse effect on our business, financial condition and results of operations.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

The failure in cyber security systems, as well as the occurrence of events unanticipated in our disaster recovery systems and management continuity planning could impair our ability to conduct business effectively.

The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, events unanticipated in our disaster recovery systems, or a support failure from external providers, could have an adverse effect on our ability to conduct business and on our results of operations and financial condition, particularly if those events affect our computer-based data processing, transmission, storage, and retrieval systems or destroy data. If a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We depend heavily upon computer systems to perform necessary business functions. Despite our implementation of a variety of security measures, our computer systems could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins or unauthorized tampering. Like other companies, we may experience threats to our data and systems, including malware and computer virus attacks, unauthorized access, system failures and disruptions. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our operations, which could result in damage to our reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

Third parties with which we do business may also be sources of cybersecurity or other technological risks. We outsource certain functions and these relationships allow for the storage and processing of our information, as well as customer, counterparty, employee and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above.

The effect of global climate change may impact the operations of our portfolio companies.

There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of energy companies vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, energy use could increase or decrease depending on the duration and magnitude of any changes. Increases in the cost of energy could adversely affect the cost of operations of our portfolio companies if the use of energy products or services is material to their business. A decrease in energy use due to weather changes may affect some of our portfolio companies’ financial condition, through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to maintain our qualification as a BDC or be precluded from investing according to our current business strategy.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets.

We believe that most of the investments that we may acquire in the future will constitute qualifying assets. However, we may be precluded from investing in what we believe to be attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could violate the 1940 Act provisions applicable to BDCs. As a result of such violation, specific rules under the 1940 Act could prevent us, for example, from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to come into compliance with the 1940 Act. If we need to dispose of such investments quickly, it could be difficult to dispose of such investments on favorable terms. We may not be able to find a buyer for such investments and, even if we do find a buyer, we may have to sell the investments at a substantial loss. Any such outcomes would have a material adverse effect on our business, financial condition, results of operations and cash flows.

If we do not maintain our status as a BDC, we would be subject to regulation as a registered closed-end investment company under the 1940 Act. As a registered closed-end investment company, we would be subject to substantially more regulatory restrictions under the 1940 Act, which would significantly decrease our operating flexibility.

Most of our portfolio investments are recorded at fair value as determined in good faith by our board of directors and, as a result, there may be uncertainty as to the value of our portfolio investments.

Most of our portfolio investments will take the form of securities that are not publicly traded. The fair value of loans, securities and other investments that are not publicly traded may not be readily determinable, and we will value these investments at fair value as determined in good faith by our board of directors, including to reflect significant events affecting the value of our investments. Most, if not all, of our investments (other than cash and cash equivalents) will be classified as Level 3 under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 820: Fair Value Measurements and Disclosures (“ASC 820”). This means that our portfolio valuations will be based on unobservable inputs and our own assumptions about how market participants would price the asset or liability in question. Inputs into the determination of fair value of our portfolio investments require significant management judgment or estimation. Even if observable market data are available, such information may be the result of consensus pricing information or broker quotes, which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimers materially reduces the reliability of such information. We have retained the services of independent service providers to review the valuation of these loans and securities. The types of factors that the board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparison to publicly traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these loans and securities existed. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such loans and securities.

We adjust quarterly the valuation of our portfolio to reflect our board of directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statement of operations as net change in unrealized appreciation or depreciation.

We may experience fluctuations in our quarterly operating results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the loans and debt securities we acquire, the default rate on such loans and securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. In light of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We currently are an “emerging growth company,” as defined in the JOBS Act, until the earlier of (a) the last day of the fiscal year (i) ending June 30, 2019, (ii) in which we have total annual gross revenue of at least $1.07 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (b) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are taking advantage of some of the reduced regulatory and disclosure requirements permitted by the JOBS Act and, as a result, some investors may consider our common stock less attractive, which could reduce the market value of our common stock. For example, while we expect to remain an emerging growth company through June 30, 2019, we are taking advantage of the exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and the extended transition period available to emerging growth companies to comply with “new or revised accounting standards” until those standards are applicable to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies. This may increase the risk that material weaknesses or other deficiencies in our internal control over financial reporting go undetected.

Efforts to comply with Section 404 of the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with Section 404 of the Sarbanes-Oxley Act may adversely affect us and the market price of our common stock.

Under current SEC rules, we are required to report on our internal control over financial reporting pursuant to Section 404(a) of the Sarbanes-Oxley Act, and related rules and regulations of the SEC. Because we will no longer qualify as an emerging growth company beginning with our fiscal year ending June 30, 2019, our independent registered public accounting firm must audit this report, pursuant to Section 404(b) of the Sarbanes-Oxley Act, beginning with the fiscal year ending June 30, 2019. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting.

As a result, we expect to incur additional expenses in the near term that may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations, and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with Section 404 of the Sarbanes-Oxley Act and related rules, we and the market price of our common stock may be adversely affected.

Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

New or amended laws or regulations governing our operations may adversely affect our business.

We and our portfolio companies will be subject to regulation by laws at the U.S. federal, state and local levels. These laws and regulations, as well as their interpretation, may change from time to time, and new laws, regulations and interpretations may also come into effect. Any such new or changed laws or regulations could have a material adverse effect on our business.

Additionally, changes to the laws and regulations governing our operations related to permitted investments may cause us to alter our investment strategy in order to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and our filings with the SEC, and may shift our investment focus from the areas of expertise of the Adviser to other types of investments in which the Adviser may have little or no expertise or experience. Any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval.

Our board of directors has the authority, except as otherwise provided in the 1940 Act, to modify or waive our investment objective or certain of our operating policies and strategies without prior notice and without stockholder approval. However, absent stockholder approval, we may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, operating results and the market price of our common stock. Nevertheless, any such changes could adversely affect our business and impair our ability to make distributions to our stockholders.

The Adviser can resign as the Adviser or administrator upon 60 days’ notice and we may not be able to find a suitable replacement within that time, or at all, resulting in a disruption in our operations that could adversely affect our financial condition, business and results of operations.

The Adviser has the right under the Investment Advisory Agreement to resign as the Adviser at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. Similarly, the Adviser has the right under the Administration Agreement to resign at any time upon not less than 60 days’ written notice, whether we have found a replacement or not. If the Adviser were to resign, we may not be able to find a new investment adviser or administrator or hire internal management with similar expertise and ability to provide the same or equivalent services on acceptable terms within 60 days, or at all. If we are unable to do so quickly, our operations are likely to experience a disruption, our financial condition, business and results of operations as well as our ability to pay distributions to our stockholders are likely to be adversely affected and the market price of our shares may decline. In addition, the coordination of our internal management and investment or administrative activities, as applicable, is likely to suffer if we are unable to identify and reach an agreement with a single institution or group of executives having the expertise possessed by the Adviser. Even if we are able to retain comparable management, whether internal or external, the integration of such management and their lack of familiarity with our investment objective may result in additional costs and time delays that may adversely affect our business, financial condition, results of operations and cash flows.

We are highly dependent on information systems, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

Our business is highly dependent on the communications and information systems of the Adviser, which are provided to us on behalf of the Adviser by Cyrus Capital pursuant to the Services Agreement directly or through third party service providers. Any failure or interruption of such systems, including as a result of the termination of the Services Agreement or an agreement with any such third party service provider, could cause delays or other problems in our activities. This, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

The current state of the economy and financial markets of the United States, China and other several countries in the European Union increases the likelihood of adverse effects on our financial position and results of operations.

Due to federal budget deficit concerns, S&P downgraded the federal government’s credit rating from AAA to AA+ for the first time in history on August 5, 2011. Further, Moody’s and Fitch had warned that they may downgrade the federal government’s credit rating. Further downgrades or warnings by S&P or other rating agencies, and the United States government’s credit and deficit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our common stock.

In 2010, a financial crisis emerged in Europe, triggered by high budget deficits and rising direct and contingent sovereign debt in Greece, Ireland, Italy, Portugal and Spain, which created concerns about the ability of these nations to continue to service their sovereign debt obligations. While the financial stability of many of such countries has improved significantly, risks resulting from any future debt crisis in Europe or any similar crisis could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions. In July and August 2015, Greece reached agreements with its international creditors for bailouts that provide aid in exchange for austerity terms that had previously been rejected by Greek voters. Market and economic disruptions have affected, and may in the future affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and home prices, among other factors. We cannot assure you that market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected.

In the second quarter of 2015, stock prices in China experienced a significant drop, resulting primarily from continued selloff of shares trading in Chinese markets. In addition, in August 2015, Chinese authorities sharply devalued China’s currency. Since then, the Chinese capital markets have continued to experience periods of instability. In June 2016, British voters passed a referendum to exit the European Union leading to heightened volatility in global markets and foreign currencies. These market and economic disruptions have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations.

In October 2014, the Federal Reserve announced that it was concluding its bond-buying program, or quantitative easing, which was designed to stimulate the economy and expand the Federal Reserve’s holdings of long-term securities, suggesting that key economic indicators, such as the unemployment rate, had showed signs of improvement since the inception of the program. It is unclear what effect, if any, the conclusion of the Federal Reserve’s bond-buying program will have on the value of our investments. Additionally, the Federal Reserve has gradually raised the federal funds rate since December 2015, and has announced its intention to continue to raise the federal funds rate over time. These developments, along with the United States government’s credit and deficit concerns, the European sovereign debt crisis and the economic slowdown in China, could cause interest rates and borrowing costs to rise, which may negatively impact our ability to access the debt markets on favorable terms.

Our board of directors is authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock, which could convey special rights and privileges to its owners.

Under Maryland General Corporation Law and our charter, our board of directors is authorized to classify and reclassify any authorized but unissued shares of stock into one or more classes of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors will be required by Maryland law and our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to stockholder distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or that otherwise might be in their best interest. The cost of any such reclassification would be borne by our common stockholders. The issuance of preferred shares convertible into shares of common stock may also reduce the net income and net asset value per share of our common stock upon conversion, provided, that we will only be permitted to issue such convertible preferred stock to the extent we comply with the requirements of Section 61 of the 1940 Act, including obtaining common stockholder approval. These effects, among others, could have an adverse effect on your investment in our common stock. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, the 1940 Act provides that holders of preferred stock are entitled to vote separately from holders of common stock to elect two preferred stock directors. We currently have no plans to issue preferred stock.

Provisions of the Maryland General Corporation Law and of our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common stock.

Our board of directors is divided into three classes of directors serving staggered terms. A classified board may render a change in control of us or removal of our incumbent management more difficult. The Maryland General Corporation Law and our charter and bylaws contain additional provisions that may discourage, delay or make more difficult a change in control of CM Finance Inc or the removal of our directors. We are subject to the Maryland Business Combination Act, subject to any applicable requirements of the 1940 Act. Our board of directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any other person, subject to prior approval of such business combination by our board of directors, including approval by a majority of our independent directors. If the resolution exempting business combinations is repealed or our board of directors does not approve a business combination, the Business Combination Act may discourage third parties from trying to acquire control of us and increase the difficulty of consummating such an offer. Our bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person. If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.

We have also adopted measures that may make it difficult for a third party to obtain control of us, including provisions of our charter classifying our board of directors in three classes serving staggered three-year terms, and authorizing our board of directors to classify or reclassify shares of our stock in one or more classes or series, to cause the issuance of additional shares of our stock, to amend our charter without stockholder approval and to increase or decrease the number of shares of stock that we have authority to issue. These provisions, as well as other provisions of our charter and bylaws, may delay, defer or prevent a transaction or a change in control that might otherwise be in the best interests of our stockholders. See “Description of Our Common Stock—Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws.”

Risks Relating to our Investments

Economic recessions or downturns could adversely affect our portfolio companies, leading to defaults on our investments, which would harm our operating results.

Many of the portfolio companies in which we expect to make investments, including those currently included in our portfolio, are likely to be susceptible to economic slowdowns or recessions and may be unable to repay our loans during such periods. In such event, the number of our non-performing assets is likely to increase and the value of our portfolio is likely to decrease during such periods. Adverse economic conditions may decrease the value of collateral securing some of our loans and debt securities and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investments and harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets, which could trigger cross-defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the loans and debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.

We may hold the loans and debt securities of leveraged companies that may, due to the significant operating volatility typical of such companies, enter into bankruptcy proceedings, and we could lose all or part of our investment, which would harm our operating results.

Investment in leveraged companies involves a number of significant risks. Leveraged companies in which we invest may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that we hold. Such developments may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees that we may have obtained in connection with our investment. Smaller leveraged companies also may have less predictable operating results and may require substantial additional capital to support their operations, finance their expansion or maintain their competitive position.

Leveraged companies may also experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversarial proceedings and are beyond the control of the creditors. A bankruptcy filing by a portfolio company may adversely and permanently affect that company. If the proceeding is converted to a liquidation, the value of the portfolio company may not equal the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs in connection with a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its assets. This could trigger cross-defaults under other agreements and jeopardize such portfolio company’s ability to meet its obligations under the loans or debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

Credit risk is the potential loss we may incur from a failure of a company to make payments according to the terms of a contract. We are subject to credit risk because of our strategy of investing in the debt of leveraged companies and our involvement in derivative instruments. Our exposure to credit risk on our investments is limited to the fair value of the investments. Our derivative contracts are executed pursuant to an International Swaps and Derivatives Association master agreement that we currently have in place with UBS with respect to the Term Financing. Any material exposure due to counter-party risk under the Term Financing or the Financing Facilities, generally, could have a material adverse effect on our operating results.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, including the extent to which we may have actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we actually render significant managerial assistance.

Our investments in private and middle-market portfolio companies are risky, and we could lose all or part of our investment.

Investment in private and middle-market companies involves a number of significant risks. Generally, little public information exists about these companies, and we will rely on the ability of the Adviser’s investment professionals to obtain adequate information to evaluate the potential returns and risks from investing in these companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments. Middle-market companies may have limited financial resources and may be unable to meet their obligations under their loans and debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of our realizing any guarantees we may have obtained in connection with our investment. In addition, such companies typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. Additionally, middle-market companies are more likely to depend on the management talents and efforts of a small group of persons. Therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on one or more of the portfolio companies we invest in and, in turn, on us. Middle-market companies also may be parties to litigation and may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence. In addition, our executive officers, directors and investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in portfolio companies.

Our investments may include PIK interest.

To the extent that we invest in loans with a PIK interest component and the accretion of PIK interest constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:

•

loans with a PIK interest component may have higher interest rates that reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;

•

loans with a PIK interest component may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

•	the deferral of PIK interest increases the loan-to-value ratio, which is a fundamental measure of loan risk; and

•	even if the accounting conditions for PIK interest accrual are met, the borrower could still default when the borrower’s actual payment is due at the maturity of the loan.

We may expose ourselves to risks if we engage in hedging transactions.

If we engage in hedging transactions, we may expose ourselves to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.

The lack of liquidity in our investments may adversely affect our business.

All of our assets may be invested in illiquid loans and securities, and a substantial portion of our investments in leveraged companies will be subject to legal and other restrictions on resale or will otherwise be less liquid than more broadly traded public securities. The illiquidity of these investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. Also, as noted above, we may be limited or prohibited in our ability to sell or otherwise exit certain positions in our initial portfolio as such a transaction could be considered a joint transaction prohibited by the 1940 Act.

Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our board of directors. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments:

•	available current market data, including relevant and applicable market trading and transaction comparables;

•	applicable market yields and multiples;

•	security covenants;

•	call protection provisions;

•	information rights;

•	the nature and realizable value of any collateral;

•	the portfolio company’s ability to make payments, its earnings and discounted cash flows and the markets in which it does business;

•	comparisons of financial ratios of peer companies that are public;

•	comparable merger and acquisition transactions; and

•	principal market and enterprise values.

When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. We record decreases in the market values or fair values of our investments as unrealized depreciation. Declines in prices and liquidity in the corporate debt markets may result in significant net unrealized depreciation in our portfolio. The effect of all of these factors on our portfolio may reduce our net asset value by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized losses and may suffer additional unrealized losses in future periods, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Beyond the asset diversification requirements associated with our qualification as a RIC under the Code, we do not have fixed guidelines for diversification. To the extent that we assume large positions in the securities of a small number of issuers or our investments are concentrated in relatively few industries, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company.

Our portfolio may be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio may be concentrated in a limited number of industries. A downturn in any particular industry in which we are invested could significantly impact the aggregate returns we realize.

As of December 31, 2018, our investments in the energy equipment and services industry together with oil, gas and consumable fuels represented approximately 19.05% of the fair value of our portfolio, our investments in the professional services industry represented approximately 15.01% of the fair value of our portfolio, and our investments in the media industry represented approximately 12.77% of the fair value of our portfolio. If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

Our investments in the energy equipment and services and oil, gas and consumable fuels industries face considerable uncertainties including substantial regulatory challenges.

Our investments in portfolio companies that operate in the energy equipment and services and oil, gas and consumable fuels industries represent approximately 19.05% of our total portfolio as of December 31, 2018. The revenues, income (or losses) and valuations of companies in these industries are highly dependent upon the valuations of oil and gas companies, which can fluctuate suddenly and dramatically due to any one or more of the following factors:

Commodity Pricing Risk. In general, commodity prices directly affect oil and gas companies, especially for those who own the underlying commodity. In addition, the volatility of commodity prices can affect other oil and gas companies due to the impact of prices on the volume of commodities produced, transported, processed, stored or distributed and on the cost of fuel for power generation companies. The volatility of commodity prices can also affect oil and gas companies’ ability to access the capital markets in light of market perception that their performance may be directly tied to commodity prices. Historically, energy commodity prices have been cyclical and exhibited significant volatility as evident in the recent and sudden decline in oil prices during the second half of 2014.

Regulatory Risk. Changes in the regulatory environment could adversely affect the profitability of oil and gas companies. Federal, state and local governments heavily regulate the businesses of oil and gas companies in diverse matters, such as the way in which assets are constructed, maintained and operated and the prices oil and gas companies may charge for their products and services. Such regulation can change over time in scope and intensity.

Production Risk. The volume of crude oil, natural gas or other energy commodities available for producing, transporting, processing, storing, distributing or generating power may materially impact the profitability of energy companies. A significant decrease in the production of natural gas, crude oil, coal or other energy commodities, due to the decline of production from existing facilities, import supply disruption, depressed commodity prices, political events, OPEC actions or otherwise, could reduce revenue and operating income or increase operating costs of energy companies and, therefore, their ability to pay debt or dividends.

Demand Risk. A sustained decline in demand for crude oil, natural gas and refined petroleum products could materially affect revenues and cash flows of energy companies. Factors that could lead to a decrease in market demand include a recession or other adverse economic conditions, increases in the market price of the underlying commodity, higher taxes or other regulatory actions that increase costs, or shifts in consumer demand for such products.

Depletion and Exploration Risk. Oil and gas companies’ commodities naturally deplete over time. Depletion could have a material adverse impact on such company’s ability to maintain its revenue. Further, estimates of reserves may not be accurate and, even if accurate, reserves may not be produced profitably. In addition, exploration of energy resources, especially of oil and natural gas, is inherently risky and requires large amounts of capital.

Weather Risk. Unseasonable extreme weather patterns could result in significant volatility in demand for energy and power or may directly affect the operations of individual companies. This weather-related risk may create fluctuations in earnings of energy companies.

Operational Risk. Oil and gas companies are subject to various operational risks, such as failed drilling or well development, unscheduled outages, underestimated cost projections, unanticipated operation and maintenance expenses, failure to obtain the necessary permits to operate and failure of third-party contractors to perform their contractual obligations.

Competition Risk. The oil and gas companies in which we may invest will face substantial competition in acquiring properties, enhancing and developing their assets, marketing their commodities, securing trained personnel and operating their properties. Many of their competitors may have financial and other resources that substantially exceed their resources.

Valuation Risk. The valuation of our holdings in oil and gas portfolio companies is subject to uncertainties inherent in estimating quantities of reserves of oil, natural gas and coal and in projecting future rates of production and the timing of development expenditures, which are dependent upon many factors beyond our control. The estimates rely on various assumptions, including, but not limited to, commodity prices, operating expenses, capital expenditures and the availability of funds, and are therefore inherently imprecise indications of future net cash flows. Actual future production, cash flows, taxes, operating expenses, development expenditures and quantities of recoverable reserves may vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the value of our investments in oil and gas companies.

Climate Change. There may be evidence of global climate change. Climate change creates physical and financial risk and some of our portfolio companies may be adversely affected by climate change. For example, the needs of customers of oil and gas companies vary with weather conditions, primarily temperature and humidity. To the extent climate changes affect weather conditions, energy use could increase or decrease depending on the duration and magnitude of any changes. Increased oil and gas use due to weather changes may require additional investments by our portfolio companies in more pipelines and other infrastructure to serve increased demand. A decrease in oil and gas use due to weather changes may affect our portfolio companies’ financial condition through decreased revenues. Extreme weather conditions in general require more system backup, adding to costs, and can contribute to increased system stresses, including service interruptions. Potential lawsuits against or taxes or other regulatory costs imposed on greenhouse gas emitters could also affect oil and gas companies, based on links drawn between greenhouse gas emissions and climate change.

Our investments in the professional services industry face considerable uncertainties including significant regulatory challenges.

Our investments in portfolio companies that operate in the professional services industry represent approximately 15.01% of our total portfolio as of December 31, 2018. Our investments in portfolio companies in the professional services sector include those that provide services related to data and information, building, cleaning and maintenance services, and energy efficiency services. Portfolio companies in the professional services sector are subject to many risks, including the negative impact of regulation, changing technology, a competitive marketplace and difficulty in obtaining financing. Portfolio companies in the professional services industry must respond quickly to technological changes and understand the impact of these changes on customers’ preferences. Adverse economic, business, or regulatory developments affecting the professional services sector could have a negative impact on the value of our investments in portfolio companies operating in this industry, and therefore could negatively impact our business and results of operations.

An investment in media companies may be risky relative to an investment in companies operating in other industries.

Our investments in portfolio companies that operate in the media industry represent approximately 12.77% of our total portfolio as of December 31, 2018. There are unique risks in investing in companies in the media industry and a downturn in the industry could significantly impact the aggregate returns we realize.

Media companies typically have limited operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, media companies generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence, and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position.

In recent years, a number of internet companies have filed for bankruptcy or liquidated, and many large companies whose purchases affect the demand for products and services in the media industry have experienced financial difficulties, which may result in decreased demand for such products and services in the future. Our investments in the media industry may be risky and we could lose all or part of our investments.

Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio.

Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments, including exercising warrants, options or convertible securities that were acquired in the original or subsequent financing; in seeking to:

•	increase or maintain in whole or in part our position as a creditor or our equity ownership percentage in a portfolio company;

•	preserve or enhance the value of our investment.

We have discretion to make follow-on investments, subject to the availability of capital resources. Failure on our part to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our level of risk, because we prefer other opportunities or because we are inhibited by compliance with BDC requirements of the 1940 Act or the desire to maintain our qualification as a RIC.

Because we generally do not hold controlling equity interests in our portfolio companies, we may not be able to exercise control over our portfolio companies or to prevent decisions by management of our portfolio companies that could decrease the value of our investments.

We do not hold controlling equity positions in any of the portfolio companies included in our portfolio and, although we may do so in the future, we do not currently intend to hold controlling equity positions in our portfolio companies. As a result, we will be subject to the risk that a portfolio company may make business decisions with which we disagree, and that the management and/or stockholders of a portfolio company may take risks or otherwise act in ways that are adverse to our interests. Due to the lack of liquidity of the debt and equity investments that we expect to hold in our portfolio companies, we may not be able to dispose of our investments in the event we disagree with the actions of a portfolio company and may therefore suffer a decrease in the value of our investments.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and ability to make stockholder distributions and result in a decline in the market price of our shares.

We are subject to the risk that the debt investments we make in portfolio companies may be repaid prior to maturity. We expect that our investments will generally allow for repayment at any time subject to certain penalties. When this occurs, we intend to generally reinvest these proceeds in temporary investments, pending their future investment in accordance with our investment strategy. These temporary investments will typically have substantially lower yields than the debt being prepaid, and we could experience significant delays in reinvesting these amounts. Any future investment may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elects to prepay amounts owed to us. Additionally, prepayments could negatively impact our ability to make, or the amount of, stockholder distributions with respect to our common stock, which could result in a decline in the market price of our shares.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We intend to invest a portion of our capital in second lien and subordinated loans issued by our portfolio companies. The portfolio companies usually have, or may be permitted to incur, other debt that ranks equally with, or senior to, the loans in which we invest. By their terms, such debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the loans in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying senior creditors, a portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with loans in which we invest, we would have to share any distributions on an equal and ratable basis with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

Additionally, certain loans that we may make to portfolio companies may be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the portfolio company under the agreements governing the loans. The holders of obligations secured by first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds were not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the portfolio company’s remaining assets, if any.

We may also make unsecured loans to portfolio companies, meaning that such loans will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured loan agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before us. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy our unsecured loan obligations after payment in full of all secured loan obligations. If such proceeds were not sufficient to repay the outstanding secured loan obligations, then our unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of such senior debt. Under a typical intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens:

•	the ability to cause the commencement of enforcement proceedings against the collateral;

•	the ability to control the conduct of such proceedings;

•	the approval of amendments to collateral documents;

•	releases of liens on the collateral; and

•	waivers of past defaults under collateral documents.

We may not have the ability to control or direct such actions, even if our rights are adversely affected.

The disposition of our investments may result in contingent liabilities.

We currently expect that substantially all of our investments will involve loans and private securities. In connection with the disposition of such an investment, we may be required to make representations about the business and financial affairs of the portfolio company typical of those made in connection with the sale of a business. We may also be required to indemnify the purchasers of such investment to the extent that any such representations turn out to be inaccurate or with respect to potential liabilities. These arrangements may result in contingent liabilities that ultimately result in funding obligations that we must satisfy through our return of distributions previously made to us.

The interest rates of our term loans to our portfolio companies that extend beyond 2021 might be subject to change based on recent regulatory changes.

LIBOR, the London interbank offered rate, is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We typically use LIBOR as a reference rate in term loans we extend to portfolio companies such that the interest due to us pursuant to a term loan extended to a partner company is calculated using LIBOR. Some of our term loan agreements with partner companies contain a stated minimum value for LIBOR.

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced the desire to phase out LIBOR by the end of 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S.-dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”) a new index calculated by short-term repurchase agreements, backed by Treasury securities. Although there have been a few issuances utilizing SOFR or the Sterling Over Night Index Average, an alternative reference rate that is based on transactions, it is unknown whether these alternative reference rates will attain market acceptance as replacements for LIBOR.

If LIBOR ceases to exist, we may need to renegotiate any credit agreements extending beyond 2021 with our prospective portfolio companies that utilize LIBOR as a factor in determining the interest rate. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate. As such, the potential effect of any such event on our cost of capital and net investment income cannot yet be determined.

We may not realize gains from our equity investments.

When we invest in loans and debt securities, we may acquire warrants or other equity securities of portfolio companies as well. We may also invest in equity securities directly. To the extent we hold equity investments, we will attempt to dispose of them and realize gains upon our disposition of them. However, the equity interests we receive may not appreciate in value and, may decline in value. As a result, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Risks Relating to Our Common Stock

Shares of closed-end investment companies, including BDCs, may trade at a discount to their net asset value.

Shares of closed-end investment companies, including BDCs, may trade at a discount from net asset value. This characteristic of closed-end investment companies and BDCs is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common stock will trade at, above or below net asset value. In this regard, at a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. See “—Existing stockholders may incur dilution if, in the future, we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock” for a discussion of a proposal approved by our stockholders that permits us to issue shares of our common stock below net asset value.

Investing in our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk, and higher volatility or loss of principal, than alternative investment options. Our investments in portfolio companies may be speculative and, therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for shares of our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which is not necessarily related to the operating performance of these companies;

•	changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;

•	loss of our qualification as a RIC or BDC;

•	changes in earnings or variations in operating results;

•	changes in the value of our portfolio of investments;

•	increases in the interest rates we pay;

•	changes in accounting guidelines governing valuation of our investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of the Adviser’s key personnel;

•	change in the Adviser’s relationship with Cyrus Capital under the Services Agreement;

•	change in the Adviser’s relationship with Stifel under the Stifel arrangement;

•	sales of our shares by the Cyrus Funds;

•	sales of our shares by Stifel;

•	operating performance of companies comparable to us; and

•	general economic trends and other external factors.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may become the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Sales of substantial amounts of our common stock in the public market may have an adverse effect on the market price of our common stock.

Stifel owns approximately 16% of our total outstanding common stock, and the Cyrus Funds own, in the aggregate, approximately 28% of our total outstanding common stock. The shares issued by us to Stifel and the Cyrus Funds in connection with the CM Finance Merger are generally freely tradable in the public market, subject to the volume limitations, applicable holding periods and other provisions of Rule 144 under the Securities Act. Sales of substantial amounts of our common stock, the availability of such common stock for sale or the registration of such common stock for sale and the ability of our stockholders, including Stifel and the Cyrus Funds to sell their respective shares at a price per share that is below our then current net asset value per share could adversely affect the prevailing market prices for our common stock. If this occurs and continues, it could impair our ability to raise additional capital through the sale of securities should we desire to do so and negatively impact the market of our common stock.

Risks Relating to an Offering of Our Securities

We may be unable to invest a significant portion of the net proceeds raised from our offerings on acceptable terms, which would harm our financial condition and operating results.

We anticipate that substantially all of the net proceeds raised in our offerings will be utilized within six months of any such offering’s completion, however, delays in investing the net proceeds raised in our offerings may cause our performance to be worse than that of other fully invested BDCs or other lenders or investors pursuing comparable investment strategies. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds from any offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results. We anticipate that, depending on market conditions, it may take a substantial period of time to invest substantially all of the net proceeds of any offering in securities meeting our investment objective. During such a period, we will continue to invest the net proceeds of any offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective, and given our expense ratio and the prevailing interest rate climate, there is a possible risk of losing money on the offering proceeds of certain securities, such as debt securities during this interval. As a result, any distributions that we pay during such period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. In addition, until such time as the net proceeds of any offering are invested in securities meeting our investment objective, the market price for our securities may decline. Thus, the return on your investment may be lower than when, if ever, our portfolio is fully invested in securities meeting our investment objective.

We may not be able to pay distributions to our stockholders, our distributions may not grow over time, and a portion of distributions paid to our stockholders may be a return of capital, which is a distribution of the stockholders’ invested capital.

We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this prospectus. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions.

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings and profits. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital. To the extent there is a return of capital, investors will be required to reduce their basis in our stock for U.S. federal income tax purposes, which may result in higher tax liability when the shares are sold, even if they have not increased in value or have lost value. In addition, any return of capital will be net of any sales load and offering expenses associated with sales of shares of our common stock. In the future, our distributions may include a return of capital. See “Certain U.S. Federal Income Tax Considerations.”

To the extent, any distributions by us are funded through waivers of the incentive fee portion of our investment advisory fees such distributions will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser continues to waive such fees. Any such waivers in no way imply that the Adviser will waive incentive fees in any future period. There can be no assurance that we will achieve the performance necessary or that the Adviser will waive all or any portion of the incentive fee necessary to be able to pay distributions at a specific rate or at all.

We may allocate the net proceeds from an offering in ways with which you may not agree.

We will have significant flexibility in investing the net proceeds of an offering and may use the net proceeds from an offering in ways with which you may not agree or for purposes other than those contemplated at the time of the offering. In addition, we can provide you with no assurance that by increasing the size of our available equity capital our expense ratio or debt ratio will be lowered.

Stockholders may experience dilution in their ownership percentage if they do not participate in our dividend reinvestment plan.

All distributions declared in cash payable to stockholders that are participants in our dividend reinvestment plan are generally automatically reinvested in shares of our common stock. As a result, stockholders that do not participate in the dividend reinvestment plan may experience dilution over time. Stockholders who receive distributions in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium and dilution if our shares are trading at a discount. The level of accretion or discount would depend on various factors, including the proportion of our stockholders who participate in the plan, the level of premium or discount at which our shares are trading and the amount of the distribution payable to a stockholder.

Existing stockholders may incur dilution if, in the future, we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.

The 1940 Act prohibits us from selling shares of our common stock at a price below the current net asset value per share of such stock, with certain exceptions. One such exception is prior stockholder approval of issuances below net asset value provided that our board of directors makes certain determinations. In this regard, at a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so. Continued access to this exception will require approval of similar proposals at future stockholder meetings. Any decision to sell shares of our common stock below the then current net asset value per share of our common stock would be subject to the determination by our board of directors that such issuance is in our and our stockholders’ best interests.

If we were to sell shares of our common stock below net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted; however, the example below illustrates the effect of dilution to existing stockholders resulting from the sale of common stock at prices below the net asset value of such shares. Please see “Sales of Common Stock Below Net Asset Value” for a more complete discussion of the potentially dilutive impacts of an offering at a price less than net asset value per share.

Illustration: Example of Dilutive Effect of the Issuance of Shares Below Net Asset Value. The example assumes that Company XYZ has 13,500,000 common shares outstanding, $300,000,000 in total assets and $100,000,000 in total liabilities. The current net asset value and net asset value per share are thus $200,000,000 and $14.81. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 1,350,000 shares (10% of the outstanding shares) at $13.33 per share after offering expenses and commissions (a 10% discount from net asset value).

	Prior to Sale Below NAV	Following Sale Below NAV		Percentage Change
Reduction to NAV
Total Shares Outstanding	13,500,000	14,850,000		10.00%
NAV per share	$14.81	$14.68		(0.91)%
Dilution to Existing Stockholder
Shares Held by Stockholder A	135,000	135,000	(1)	0.00%
Percentage Held by Stockholder A	1.00%	0.91%		(9.09)%
Total Interest of Stockholder A in NAV	$2,000,000	$1,981,818		(0.91)%

(1)	Assumes that Stockholder A does not purchase additional shares in the sale of shares below NAV.

Our shares might trade at premiums that are unsustainable or at discounts from net asset value.

Shares of BDCs like us may, during some periods, trade at prices higher than their net asset value per share and, during other periods, as frequently occurs with closed-end investment companies, trade at prices lower than their net asset value per share. The perceived value of our investment portfolio may be affected by a number of factors including perceived prospects for individual companies we invest in, market conditions for common stock generally, for initial public offerings and other exit events for venture capital backed companies, and the mix of companies in our investment portfolio over time. Negative or unforeseen developments affecting the perceived value of companies in our investment portfolio could result in a decline in the trading price of our common stock relative to our net asset value per share.

The possibility that our shares will trade at a discount from net asset value or at premiums that are unsustainable are risks separate and distinct from the risk that our net asset value per share will decrease. The risk of purchasing shares of a BDC that might trade at a discount or unsustainable premium is more pronounced for investors who wish to sell their shares in a relatively short period of time because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon changes in premium or discount levels than upon increases or decreases in net asset value per share.

If we issue preferred stock and/or debt securities, the net asset value and market value of our common stock may become more volatile.

We cannot assure you that the issuance of preferred stock and/or debt securities would result in a higher yield or return to the holders of our common stock. The issuance of preferred stock and/or debt securities would likely cause the net asset value and market value of our common stock to become more volatile. If the distribution rate on the preferred stock, or the interest rate on the debt securities, were to approach the net rate of return on our investment portfolio, the benefit of leverage to the holders of our common stock would be reduced. If the distribution rate on the preferred stock, or the interest rate on the debt securities, were to exceed the net rate of return on our portfolio, the use of leverage would result in a lower rate of return to the holders of common stock than if we had not issued the preferred stock and/or debt securities. Any decline in the net asset value of our investment would be borne entirely by the holders of our common stock. Therefore, if the market value of our portfolio were to decline, the leverage would result in a greater decrease in net asset value to the holders of our common stock than if we were not leveraged through the issuance of preferred stock and/or debt securities. This decline in net asset value would also tend to cause a greater decline in the market price for our common stock.

There is also a risk that, in the event of a sharp decline in the value of our net assets, we would be in danger of failing to maintain required asset coverage ratios which may be required by the preferred stock and/or debt securities or of a downgrade in the ratings of the preferred stock and/or debt securities or our current investment income might not be sufficient to meet the distribution requirements on the preferred stock or the interest payments on the debt securities. In order to counteract such an event, we might need to liquidate investments in order to fund redemption of some or all of the preferred stock and/or debt securities. In addition, we would pay (and the holders of our common stock would bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred stock and/or debt securities. Holders of preferred stock and/or debt securities may have different interests than holders of common stock and may at times have disproportionate influence over our affairs.

The trading market or market value of our debt securities or any convertible debt securities, if issued to the public, may be volatile.

Our debt securities or any convertible debt securities, if issued to the public, may or may not have an established trading market. We cannot assure investors that a trading market for our debt securities or any convertible debt securities, if issued to the public, would develop or be maintained if developed. In addition to our creditworthiness, many factors may materially adversely affect the trading market for, and market value of, our publicly issued debt securities or any convertible debt securities. These factors include, but are not limited to, the following:

•	the time remaining to the maturity of these debt securities;

•	the outstanding principal amount of debt securities with terms identical to these debt securities;

•	the general economic environment;

•	the supply of debt securities trading in the secondary market, if any;

•	the redemption, repayment or convertible features, if any, of these debt securities;

•	the level, direction and volatility of market interest rates generally; and

•	market rates of interest higher or lower than rates borne by the debt securities.

There also may be a limited number of buyers for our debt securities. This too may materially adversely affect the market value of the debt securities or the trading market for the debt securities. Our debt securities may include convertible features that cause them to more closely bear risks associated with an investment in our common stock.

Terms relating to redemption may materially adversely affect the return on any debt securities.

If we issue any debt securities or any convertible debt securities that are redeemable at our option, we may choose to redeem the debt securities at times when prevailing interest rates are lower than the interest rate paid on the debt securities. In addition, if the debt securities are subject to mandatory redemption, we may be required to redeem the debt securities at times when prevailing interest rates are lower than the interest rate paid on the debt securities. In this circumstance, a holder of our debt securities may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the debt securities being redeemed.

The issuance of subscription rights, warrants or convertible debt that are exchangeable for our common stock, will cause your interest in us to be diluted as a result of any such rights, warrants or convertible debt offering.

Stockholders who do not fully exercise rights, warrants or convertible debt issued to them in any offering of subscription rights, warrants or convertible debt to purchase our common stock should expect that they will, at the completion of the offering, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights, warrants or convertible debt. We cannot state precisely the amount of any such dilution in share ownership because we do not know what proportion of the common stock would be purchased as a result of any such offering.

In addition, if the subscription price, warrant price or convertible debt price is less than our net asset value per share of common stock at the time of such offering, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any such decrease in net asset value is not predictable because it is not known at this time what the subscription price, warrant price, convertible debt price or net asset value per share will be on the expiration date of such offering or what proportion of our common stock will be purchased as a result of any such offering. The risk of dilution is greater if there are multiple rights offerings. However, our board of directors will make a good faith determination that any offering of subscription rights, warrants or convertible debt would result in a net benefit to existing stockholders.

Future offerings of debt securities, which would be senior to our common stock upon liquidation, or equity securities, which could dilute our existing stockholders and may be senior to our common stock for the purposes of distributions, may harm the value of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock or common stock, subject to the restrictions of the 1940 Act. Upon a liquidation of our company, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings by us may dilute the holdings of our existing stockholders or reduce the value of our common stock, or both. Any preferred stock we may issue would have a preference on distributions that could limit our ability to make distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in us. In addition, proceeds from a sale of common stock will likely be used to increase our total assets or to pay down our borrowings, among other uses. This would increase our asset coverage ratio and permit us to incur additional leverage under rules pertaining to business development companies by increasing our borrowings or issuing senior securities such as preferred stock or additional debt securities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus and the accompanying prospectus supplement, if any, constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus and the accompanying prospectus supplement, if any, involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the effect of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	our contractual arrangements and relationships with Stifel and Cyrus Capital;

•	actual and potential conflicts of interest with the Adviser;

•	the dependence of our future success on the general economy and its effect on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	the use of borrowed money to finance a portion of our investments;

•	the adequacy of our financing sources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies;

•	the ability of the Adviser to locate suitable investments for us and to monitor and administer our investments;

•	the ability of the Adviser to attract and retain highly talented professionals;

•	our ability to qualify and maintain our qualification as a RIC and as a business development company; and

•

the effect of future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities) and conditions in our operating areas, particularly with respect to business development companies or RICs.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words.

We have based the forward-looking statements included in this prospectus and the accompanying prospectus supplement, if any, on information available to us on the date of this prospectus and the accompanying prospectus supplement, if any, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those anticipated in our forward-looking statements, and future results could differ materially from historical performance. We undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law or SEC rule or regulation. You are advised to consult any additional disclosures that we may make directly to you, including in the form of a prospectus supplement or post-effective amendment to the registration statement to which this prospectus relates, or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)B of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus and the accompanying prospectus supplement, if any.

USE OF PROCEEDS

Unless otherwise specified in any prospectus supplement accompanying this prospectus, we intend to use the net proceeds of this offering, to make new investments in portfolio companies in accordance with our investment objective and strategies as described in this prospectus, to reduce a portion of our outstanding borrowings under the Financing Facilities or the Notes and for general working capital purposes.

As of December 31, 2018, indebtedness under the Term Financing was $102.0 million and we pay interest on the face amount of the Term Financing monthly at a rate of LIBOR plus 2.75% per annum through December 4, 2018. For the period from December 5, 2018 through December 5, 2020, we will pay interest on the face amount of the Term Financing monthly at a rate of LIBOR plus 2.55% per annum. As of December 31, 2018, there were no borrowings outstanding under the 2017 UBS Revolving Financing, which generally bears interest at a rate per annum equal to one-month LIBOR plus 3.55%. As of December 31, 2018, the outstanding principal balance of the Notes was approximately $34.5 million. The Notes will mature on July 1, 2023 and bear interest at a rate of 6.125%.

We anticipate that substantially all of the net proceeds of any offering of securities will be utilized in the manner described above within six months of the completion of such offering. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. We will not receive any proceeds from any sale of common stock by any of the selling stockholders.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NASDAQ Global Select Market under the symbol “CMFN.” In connection with our initial public offering, our shares of common stock began trading on February 6, 2014, and before that date, there was no established trading market for our common stock.

The following table sets forth, for each fiscal quarter during the last two most recently completed fiscal years and the current fiscal year to date, the range of high and low closing prices of our common stock as reported on the NASDAQ Global Select Market, and the sales price as a percentage of our net asset value, or NAV.

Fiscal Year Ended	NAV Per Share(1)			Closing Sales Price(2)		Premium or Discount of High Sales to NAV(3)	Premium or Discount of Low Sales to NAV(3)
				High	Low
June 30, 2019
Third quarter (through April 5, 2019)	$		*	$8.15	$6.21	* %	* %
Second quarter		11.49		8.77	5.90	(23.67)%	(48.65)%
First quarter		12.41		9.40	8.60	(24.25)%	(30.70)%
June 30, 2018
Fourth quarter		12.57		9.88	7.90	(21.40)%	(37.15)%
Third quarter		12.55		8.70	7.75	(30.68)%	(38.25)%
Second quarter		12.50		9.65	7.70	(22.80)%	(38.40)%
First quarter		12.39		10.30	9.25	(16.87)%	(25.34)%
June 30, 2017
Fourth quarter		12.41		10.70	10.00	(13.78)%	(19.42)%
Third quarter		12.32		10.40	9.35	(15.58)%	(24.11)%
Second quarter		12.13		10.05	8.95	(17.15)%	(26.22)%
First quarter		11.86		10.14	8.98	(14.50)%	(24.28)%

(1)

NAV is determined as of the last date in the relevant quarter and therefore may not reflect the NAV per share on the date of the high and low sales prices. The NAVs shown are based on outstanding shares at the end of each period.

(2)	Closing sales price is determined as the high or low closing sales price noted within the respective quarter, not adjusted for dividends.
(3)	Calculated as of the respective high or low sales price divided by the quarter end NAV.

On April 5, 2019, the last reported sales price of our common stock was $7.35 per share. As of April 5, 2019, we had 28 stockholders of record, which did not include stockholders for whom shares are held in nominee or street name.

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. Since they began trading on February 6, 2014, in connection with our initial public offering, our shares of common stock have traded at times at a discount to the net assets attributable to those shares.

To the extent that we have income available, we intend to make quarterly distributions to our stockholders. Our quarterly stockholder distributions, if any, will be determined by our board of directors. Any stockholder distribution to our stockholders will be declared out of assets legally available for distribution.

We have elected to be treated as a RIC under the Code. To maintain RIC tax treatment, we must distribute at least 90% of our net ordinary income and net short-term capital gains in excess of our net long-term capital losses, if any, to our stockholders. In order to avoid certain U.S. federal excise taxes imposed on RICs, we must also distribute during each calendar year an amount at least equal to the sum of: (a) 98% of our net ordinary income for such calendar year; (b) 98.2% of our capital gain net income for the one-year period ending on October 31 of the calendar year; and (c) any net ordinary income and capital gain net income for preceding years that were not distributed during such years and on which we previously paid no U.S. federal income tax. We currently intend to make sufficient distributions each calendar year to avoid incurring excise tax, but we may in the future defer distributions and incur excise tax.

We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment and elect to treat such gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit (or in certain circumstances a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. See “Certain U.S. Federal Income Tax Considerations.” We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we may be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.

We have adopted an “opt out” dividend reinvestment plan for our common stockholders. Unless you elect to receive your distributions in cash, we intend to make such distributions in additional shares of our common stock under our dividend reinvestment plan. Although distributions paid in the form of additional shares of our common stock will generally be subject to U.S. federal, state and local taxes in the same manner as cash distributions, investors participating in our dividend reinvestment plan will not receive any corresponding cash distributions with which to pay any such applicable taxes. If you hold shares of our common stock in the name of a broker or financial intermediary, you should contact such broker or financial intermediary regarding your election to receive distributions in cash in lieu of shares of our common stock. Any distributions reinvested through the issuance of shares through our dividend reinvestment plan will increase our gross assets on which the base management fee and the incentive fee are determined and paid to our Adviser. See “Dividend Reinvestment Plan.”

The following table summarizes our quarterly cash distributions, including dividends and returns of capital, if any, per share that have been declared by our board of directors during the three most recently completed fiscal years and the current fiscal year to date:

Fiscal Year Ended	Date Declared	Record Date	Payment Date	Amount Per Share
June 30, 2019
Third Quarter	February 5, 2019	March 15, 2019	April 4, 2019	$0.2500
Second Quarter	November 6, 2018	December 14, 2018	January 3, 2019	$0.2500
First Quarter	August 23, 2018	September 18, 2018	October 5, 2018	$0.2500
June 30, 2018
Fourth Quarter	May 2, 2018	June 15, 2018	July 5, 2018	$0.2500
Third Quarter	February 6, 2018	March 16, 2018	April 5, 2018	$0.2500
Second Quarter	November 7, 2017	December 15, 2017	January 4, 2018	$0.2500
First Quarter	August 24, 2017	September 8, 2017	October 5, 2017	$0.2500
June 30, 2017
Fourth Quarter	May 2, 2017	June 16, 2017	July 6, 2017	$0.2500
Third Quarter	November 3, 2016	March 17, 2017	April 6, 2017	$0.2500
Second Quarter	November 3, 2016	December 16, 2016	January 5, 2017	$0.3516
First Quarter	August 25, 2016	September 16, 2016	October 6, 2016	$0.3516

Fiscal Year Ended	Date Declared	Record Date	Payment Date	Amount Per Share
June 30, 2016
Fourth Quarter	April 28, 2016	June 17, 2016	July 7, 2016	$0.3516
Third Quarter	February 2, 2016	March 18, 2016	April 7, 2016	$0.3516
Second Quarter	November 3, 2015	December 18, 2015	January 5, 2016	$0.3469
First Quarter	June 10, 2015	September 18, 2015	October 2, 2015	$0.3469
	June 10, 2015	September 1, 2015	September 15, 2015	$0.4300

Total				$4.7802

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CM Finance Inc (“CMFN,” the “Company”, “us”, “we” or “our”), a Maryland corporation formed in May 2013, is a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, for U.S. federal income tax purposes, we have elected to be treated and intend to continue to qualify as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (the “Code”).

Our primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing directly in debt and related equity of privately held middle market companies to help these companies fund acquisitions, growth or refinancing. We invest primarily in middle-market companies in the form of unitranche loans, standalone first and second lien and mezzanine loans. We may also invest in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments.

On February 5, 2014, we priced our initial public offering, selling 7,666,666 shares of our common stock, par value $0.001, including the underwriters’ over-allotment, at a price of $15.00 per share with net proceeds of approximately $111.5 million.

CM Finance LLC, a Maryland limited liability company, commenced operations in March 2012. Immediately prior to our initial public offering, the merger was consummated, whereby CM Finance LLC merged with and into us (the “Merger”). In connection with the Merger, we issued 6,000,000 shares of common stock and $39.8 million in debt to the pre-existing CM Finance LLC investors, consisting of certain funds (the “Cyrus Funds”) managed by Cyrus Capital. CM Finance Inc had no assets or operations prior to completion of the Merger and, as a result, the books and records of CM Finance LLC became our books and records, as the surviving entity. Immediately after the Merger, we issued 2,181,818 shares of our common stock to Stifel in exchange for $32.7 million in cash. We used all of the proceeds of the sale of shares to Stifel, to repurchase 2,181,818 shares of common stock from the Cyrus Funds. Immediately after the completion of the initial public offering, we had 13,666,666 shares outstanding. We also used a portion of the net proceeds of the initial public offering to repay 100% of the debt issued to the Cyrus Funds in connection with the Merger.

Upon our election to be regulated as a BDC on February 5, 2014, we entered into the investment advisory agreement (the “Advisory Agreement”) and the administration agreement (the “Administration Agreement”) with the Adviser as our investment adviser and administrator, respectively.

From time to time, we may form taxable subsidiaries (the “Taxable Subsidiaries”), which are taxed as corporations for federal income tax purposes. At December 31, 2018, we had one Taxable Subsidiary: Zinc Borrower Blocker, LLC. The Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements applicable to a RIC under the Code.

We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. However, recent legislation has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. On May 2, 2018, our board of directors, including a “required majority” (as such term is defined in Section 57(o) of the 1940 Act) of the board, approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act, as amended by the Small Business Credit Availability Act. As a result, our asset coverage requirements for senior securities will be changed from 200% to 150%, effective as of May 2, 2019.

Critical accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. Management considers the following critical accounting policies important to understanding the financial statements. In addition to the discussion below, our critical accounting policies are further described in the notes to our consolidated financial statements.

Valuation of portfolio investments

We value our portfolio investments at fair value based upon the principles and methods of valuation set forth in policies adopted by our board of directors. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (a) are independent of us, (b) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary), (c) are able to transact for the asset, and (d) are willing to transact for the asset or liability (that is, they are motivated but not forced or otherwise compelled to do so).

Investments for which market quotations are readily available are valued at such market quotations unless the quotations are deemed not to represent fair value. We generally obtain market quotations from recognized exchanges, market quotation systems, independent pricing services or one or more broker dealers or market makers.

Debt and equity securities for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued at fair value as determined in good faith by our board of directors. Because a readily available market value for many of the investments in our portfolio is often not available, we value many of our portfolio investments at fair value as determined in good faith by our board of directors using a consistently applied valuation process in accordance with a documented valuation policy that has been reviewed and approved by our board of directors. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that we may ultimately realize. In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of our investments than on the fair values of our investments for which market quotations are not readily available. Market quotations may also be deemed not to represent fair value in certain circumstances where we believe that facts and circumstances applicable to an issuer, a seller or purchaser, or the market for a particular security causes current market quotations not to reflect the fair value of the security. Examples of these events could include cases where a security trades infrequently, causing a quoted purchase or sale price to become stale, where there is a “forced” sale by a distressed seller, where market quotations vary substantially among market makers, or where there is a wide bid-ask spread or significant increase in the bid ask spread.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in determining the fair value of our investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, merger and acquisition comparables, our principal market (as the reporting entity) and enterprise values.

With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by the members of the Adviser’s investment team responsible for the portfolio investment;

•	preliminary valuation conclusions are then documented and discussed by our senior management and the Adviser;

•	on a periodic basis, at least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm engaged by our board of directors;

•	the valuation committee of our board of directors then reviews these preliminary valuations and makes a recommendation to our board of directors regarding the fair value of each investment; and

•

the board of directors then reviews and discusses these preliminary valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of the Adviser, the independent valuation firm and the valuation committee.

When valuing all of our investments, we strive to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available under the circumstances.

Our investments are categorized based on the types of inputs used in their valuation. The level in the U.S. GAAP valuation hierarchy in which an investment falls is based on the lowest level input that is significant to the valuation of the investment in its entirety. Investments are classified by U.S. GAAP into the three broad levels as follows:

Level 1 –	valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 –	valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –	valuation is based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Unobservable inputs are developed based on the best information available under the circumstances, which might include the Company’s own data. The Company’s own data used to develop unobservable inputs is adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

As of December 31, 2018, the Company held all Level 3 investments, with the exception of one Level 1 investment, determined based on valuations by our board of directors. As of June 30, 2018, all of our investments were classified as Level 3 investments determined based on valuations by our board of directors.

Determination of fair value involves subjective judgments and estimates. Accordingly, the notes to our financial statements express the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on the consolidated financial statements.

Revenue recognition

Our revenue recognition policies are as follows:

Net realized gains (losses) on investments: Gains or losses on the sale of investments are calculated using the specific identification method.

Interest Income: Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing, commitment, and amendment fees, purchase and original issue discounts associated with loans to portfolio companies are accreted into interest income over the respective terms of the applicable loans. Accretion of discounts or premiums is calculated by the effective interest or straight-line method, as applicable, as of the purchase date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized fees and discounts are recorded as interest income and are non-recurring in nature.

Structuring fees and similar fees are recognized as income as earned, usually when received. Structuring fees, excess deal deposits, net profits interests and overriding royalty interests are included in other fee income.

We may hold debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on the accrual basis to the extent such amounts are expected to be collected.

Non-accrual: Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment about ultimate collectability of principal. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current. PIK interest is not accrued if we do not expect the issuer to be able to pay all principal and interest when due. As of December 31, 2018, we had one investment on non-accrual status, and as of June 30, 2018, we had no investments on non-accrual status.

Financing Facilities

We have, through CM SPV Ltd. (“SPV”), our wholly owned subsidiary, entered into a $102.0 million term secured financing facility (the “Term Financing”), due December 5, 2020 with UBS AG, London Branch (together with its affiliates “UBS”). The Term Financing is collateralized by a portion of the debt investments in our portfolio. Borrowings under the Term Financing bear interest (i) at a rate per annum equal to one-month London Interbank Offered Rate (“LIBOR”) plus 2.75% through December 4, 2018, and (ii) at a rate per annum equal to one-month LIBOR plus 2.55% from December 5, 2018 through December 5, 2020 (the “Term Financing Rate”). We also incur an annual fee of approximately 1% of the outstanding borrowings under the Term Financing. As of December 31, 2018 and June 30, 2018, there were $102.0 million and $102.0 million borrowings outstanding under the Term Financing, respectively.

On November 20, 2017, we entered into a $50 million revolving financing facility (the “2017 UBS Revolving Financing”) with UBS. Borrowings under the 2017 UBS Revolving Financing will generally bear interest at a rate per annum equal to one-month LIBOR plus 3.55% (the “Revolver Financing Rate”). We pay a fee on any undrawn amounts of 2.50% per annum; provided that if 50% or less of the 2017 UBS Revolving Financing is drawn, the fee will be 2.75% per annum. Any amounts borrowed under the 2017 UBS Revolving Financing will mature, and all accrued and unpaid interest will be due and payable, on December 5, 2019. As of December 31, 2018, there were no borrowings outstanding under the 2017 UBS Revolving Financing. As of June 30, 2018, there were $17.8 million in borrowings outstanding under the 2017 UBS Revolving Financing.

On November 9, 2016, we entered into a $50 million senior secured revolving credit facility (the “Citi Revolving Financing”) with Citibank, N.A. (“Citibank”), which was secured by collateral consisting primarily of commercial loans and corporate bonds. Borrowings under the Citi Revolving Financing generally bore interest at a rate per annum equal to LIBOR plus 4.85% and the default interest rate was equal to the interest rate then in effect plus 2.00%. On December 8, 2017, we repaid in full all indebtedness, liabilities and other obligations under, and terminated, the Citi Revolving Financing. In accordance with the termination of the Citi Revolving Financing, all liens on the collateral securing the Citi Revolving Financing were released. As of December 31, 2018 and June 30, 2018, there were no borrowing outstanding under the Citi Revolving Financing. We refer to the Term Financing, the 2017 UBS Revolving Financing and the Citi Revolving Financing together as the “Financing Facilities.”

Notes due 2023

On July 2, 2018, we closed the public offering of $30 million in aggregate principal amount of 6.125% notes due 2023 (the “Notes”). On July 12, 2018, the underwriters exercised their over-allotment option to purchase an additional $4.5 million in aggregate principal amount of the Notes. The total net proceeds to us from the Notes, including the exercise of the underwriters’ over-allotment option, after deducting underwriting discounts and commissions of approximately $1.0 million and estimated offering expenses of approximately $230,000, were approximately $33.2 million.

The Notes will mature on July 1, 2023 and bear interest at a rate of 6.125%. The Notes are direct unsecured obligations and rank pari passu, which means equal in right of payment, with all outstanding and future unsecured indebtedness issued by us. Because the Notes are not secured by any of our assets, they are effectively subordinated to all of our existing and future secured unsubordinated indebtedness (or any indebtedness that is initially unsecured as to which we subsequently grant a security interest), to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries and financing vehicles, including, without limitation, borrowings under the Term Financing and the 2017 UBS Revolving Financing. The Notes are obligations exclusively of CM Finance Inc and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes will not be required to be guaranteed by any subsidiary we may acquire or create in the future.

The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after July 1, 2020. Interest on the Notes is payable quarterly on January 1, April 1, July 1 and October 1 of each year. The Notes are listed on the NASDAQ Global Select Market under the trading symbol “CMFNL.” We may from time to time repurchase Notes in accordance with the 1940 Act and the rules promulgated thereunder. As of December 31, 2018, the outstanding principal balance of the Notes was approximately $34.5 million.

The indenture under which the Notes are issued (the “Indenture”) contains certain covenants, including covenants (i) requiring our compliance with the asset coverage requirements set forth in Section 18(a)(1)(A) as modified by Section 61(a) of the 1940 Act, whether or not we continue to be subject to such provisions of the 1940 Act; (ii) requiring our compliance, under certain circumstances, with the requirements set forth in Section 18(a)(1)(B) as modified by Section 61(a) of the 1940 Act, whether or not we continue to be subject to such provisions of the 1940 Act, prohibiting the declaration of any cash dividend or distribution upon any class of our capital stock (except to the extent necessary for us to maintain its treatment as a RIC under Subchapter M of the Code), or purchasing any such capital stock, if our asset coverage, as defined in the 1940 Act, is below 200% (or 150% beginning on May 2, 2019) at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution, or purchase; and (iii) requiring us to provide financial information to the holders of the Notes and the Trustee if we cease to be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These covenants are subject to limitations and exceptions that are described in the Indenture.

Investments

Our level of investment activity can and does vary substantially from period to period depending on many factors, including the amount we have available to invest as well as the amount of debt and equity capital available to middle-market companies, the level of merger and acquisition activity, the general economic environment and the competitive environment for the types of investments we make.

As a BDC, we are required to comply with certain regulatory requirements. For instance, as a BDC, we may not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of our total assets are qualifying assets (with certain limited exceptions). Qualifying assets include investments in “eligible portfolio companies.” Under the relevant SEC rules, the term “eligible portfolio company” includes all private companies, companies whose securities are not listed on a national securities exchange, and certain public companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million. In each case, the company must be organized in the United States. As of December 31, 2018 and June 30, 2018, approximately 10.1% and 19.6% of our total assets were non-qualifying assets, respectively.

To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements. As a RIC, we generally will not have to pay corporate-level taxes on any income we distribute to our stockholders.

Revenues

We generate revenues primarily in the form of interest on the debt we hold. We also generate revenue from royalty income, dividends on our equity interests and capital gains on the sale of warrants and other debt or equity interests that we acquire. Our investments in fixed income instruments generally have an expected maturity of three to five years, although we have no lower or upper constraint on maturity. Interest on our debt investments is generally payable quarterly or semi-annually. Payments of principal of our debt investments may be amortized over the stated term of the investment, deferred for several years or due entirely at maturity. In some cases, our debt investments and preferred stock investments may defer payments of cash interest or dividends or PIK interest. Any outstanding principal amount of our debt investments and any accrued but unpaid interest will generally become due at the maturity date. In addition, we may generate revenue in the form of prepayment fees, commitment, origination, structuring or due diligence fees, fees for providing significant managerial assistance, consulting fees and other investment related income.

Expenses

Our primary operating expenses include the payment of a base management fee and, depending on our operating results, incentive fees, expenses reimbursable by us under the Advisory Agreement, administration fees, and our allocable portion of overhead expenses under the Administration Agreement. The base management fee and incentive compensation remunerates the Adviser for work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:

•	our organization and our offering;

•	valuing our assets and calculating our net asset value per share (including the cost and expenses of any independent valuation firm(s));

•

fees and expenses payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;

•	valuing our assets and calculating our net asset value per share (including the cost and expenses of any independent valuation firm(s));

•	interest payable on debt, if any, incurred to finance our investments and expenses related to unsuccessful portfolio acquisition efforts;

•	offerings of our common stock and other securities;

•

administration fees and expenses, if any, payable under the Administration Agreement (including our allocable portion of the Adviser’s overhead in performing its obligations under the Administration Agreement, including rent, equipment and the allocable portion of the cost of our chief compliance officer, chief financial officer and his staffs’ compensation and compensation-related expenses);

•	transfer agent and custody fees and expenses;

•	federal and state registration fees;

•	costs of registration and listing our shares on any securities exchange;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of preparing and filing reports or other documents required by the SEC or other regulators;

•	costs of any reports, proxy statements or other notices to stockholders including printing costs;

•	costs associated with individual or group stockholders;

•	costs and fees associated with any fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	direct costs and expenses of administration and operation, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and

•	all other non-investment advisory expenses incurred by us or the Adviser in connection with administering our business.

Portfolio and investment activity

Portfolio composition

We invest primarily in middle-market companies in the form of unitranche loans and standalone first and second lien loans. We may also invest in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments.

At December 31, 2018, our investment portfolio of $283.3 million (at fair value) consisted of debt and equity investments in 29 portfolio companies, of which 63.7% were first lien investments, 31.7% were second lien investments, 4.1% were unitranche first lien debt investments, 0.5% were in equities, warrants and other positions, and 0.0% were unsecured debt investments. At December 31, 2018, our average and largest portfolio company investment at fair value was $9.8 and $24 million, respectively.

At June 30, 2018, our investment portfolio of $293.6 million (at fair value) consisted of investments in 25 portfolio companies, of which 52.1% were first lien investments, 43.3% were second lien investments, 4.2% were unitranche first lien debt investments, 0.2% were in unsecured debt investments, and 0.2% were in equity and warrants, and other positions. At June 30, 2018, our average and largest portfolio company investment at fair value was $11.7 million and $24.9 million, respectively.

At December 31, 2018, the weighted average total yield of debt and income producing securities at amortized cost (which includes income and amortization of fees and discounts) was 11.08% and the weighted average total yield on investments at amortized cost (which includes interest income and amortization of fees and discounts) was 10.83%. At June 30, 2018, the weighted average total yield of debt and income producing securities at amortized cost (which includes income and amortization of fees and discounts) was 11.19% and the weighted average total yield on investments at amortized cost (which includes interest income and amortization of fees and discounts) was 11.12%.

We use GICS codes to identify the industry groupings. At December 31, 2018 and June 30, 2018, respectively, the industry composition of our portfolio in accordance with the GICS codes at fair value was as follows:

	Percentage of Total Portfolio at December 31, 2018	Percentage of Total Portfolio at June 30, 2018
Professional Services	15.01%	13.98%
Media	12.77	10.88
Energy Equipment & Services	10.57	10.97
Oil, Gas & Consumable Fuels	8.48	8.24
Diversified Telecommunication Services	7.74	8.49
Construction and Engineering	7.73	—
Hotels, Restaurants & Leisure	4.31	11.36
Commercial Services & Supplies	4.24	10.76
Internet Software & Services	3.86	—
IT Services	3.86	9.54
Distributors	3.49	4.25
Construction Materials	3.48	—
Auto Components	3.20	—
Technology Hardware, Storage and Peripherals	3.11	—
Health Care Equipment & Supplies	2.63	2.55
Containers & Packaging	2.47	—

	Percentage of Total Portfolio at December 31, 2018	Percentage of Total Portfolio at June 30, 2018
Chemicals	1.96%	2.73%
Retail	0.73	—
Wireless Telecommunication Services	0.36	0.16
Health Care Providers & Services	—	3.85
Electronic Equipment	—	2.24

	100.00%	100.00%

During the three months ended December 31, 2018, we added 14 new investments totaling approximately $50.1 million. Four of these investments were in new portfolio companies. Of the new investments, 100.0% consisted of first lien investments.

At December 31, 2018, 94.8% of our debt investments bore interest based on floating rates based on indices such as LIBOR (in certain cases, subject to interest rate floors), and 5.2% bore interest at fixed rates. At June 30, 2018, 95.8% of our debt investments bore interest based on floating rates based on indices such as LIBOR (in certain cases, subject to interest rate floors), and 4.2% bore interest at fixed rates.

Our investment portfolio may contain loans that are in the form of lines of credit or revolving credit facilities, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. As of December 31, 2018, we had three investments with aggregate unfunded commitments of $10.0 million, and as of June 30, 2018, we had three investments with aggregate unfunded commitments of $2.8 million.

Asset Quality

In addition to various risk management and monitoring tools, we use the Adviser’s investment rating system to characterize and monitor the credit profile and expected level of returns on each investment in our portfolio. This investment rating system uses a five-level numeric rating scale. The following is a description of the conditions associated with each investment rating:

Investment Rating 1	Investments that are performing above expectations, and whose risks remain favorable compared to the expected risk at the time of the original investment.

Investment Rating 2	Investments that are performing within expectations and whose risks remain neutral compared to the expected risk at the time of the original investment. All new loans will initially be rated 2.

Investment Rating 3	Investments that are performing below expectations and that require closer monitoring, but where no loss of return or principal is expected. Portfolio companies with a rating of 3 may be out of compliance with their financial covenants.

Investment Rating 4	Investments that are performing substantially below expectations and whose risks have increased substantially since the original investment. These investments are often in workout. Investments with a rating of 4 will be those for which some loss of return but no loss of principal is expected.

Investment Rating 5	Investments that are performing substantially below expectations and whose risks have increased substantially since the original investment. These investments are almost always in workout. Investments with a rating of 5 will be those for which some loss of return and principal is expected.

If the Adviser determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, the Adviser will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. While the investment rating system identifies the relative risk for each investment, the rating alone does not dictate the scope and/or frequency of any monitoring that will be performed. The frequency of the Adviser’s monitoring of an investment will be determined by a number of factors, including, but not limited to, the trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing the investment.

The following table shows the investment rankings of the investments in our portfolio:

	As of December 31, 2018			As of June 30, 2018
	Fair Value	% of Portfolio	Number of Investments(1)	Fair Value	% of Portfolio	Number of Investments
1	$11,933,992	4.2%	3	$6,458,750	2.2%	1
2	249,958,456	88.2	29	267,055,281	91.0	29
3	21,442,735	7.6	2	8,765,286	3.0	1
4	—	—	—	10,580,954	3.6	2
5	119	—	4	731,742	0.2	2

Total	$283,335,302	100.00%	38	$293,592,013	100.00%	35

Results of Operations

Comparison of the three months ended December 31, 2018 and December 31, 2017

Investment income

Investment income, attributable primarily to interest and fees on our debt investments, for the three months ended December 31, 2018 increased to $9.3 million from $8.4 million for the three months ended December 31, 2017, primarily due to the utilization of cash to purchase additional investments in portfolio companies.

Expenses

Total expenses for the three months ended December 31, 2018 increased to $5.6 million, compared to $4.8 million for the three months ended December 31, 2017, primarily due to an increase in interest expenses related to an increase in the LIBOR rate and interest payments on the Notes.

Net investment income

Net investment income was $3.7 million for the three months ended December 31, 2018 and $3.7 million for the three months ended December 31, 2017, primarily due to an increase in investment income resulting from the utilization of cash to purchase additional investments in portfolio companies offset by an increase in interest expense related to an increase in the LIBOR rate and interest payments on the Notes.

Net realized gain or loss

Net realized gains on investments totaled $0.1 million for the three months ended December 31, 2018, primarily due to a sale of Intermedia Holding, Inc. There were no realized gains or losses for the three months ended December 31, 2017.

Net change in unrealized (depreciation) appreciation on investments

We recorded a net change in unrealized (depreciation) of ($13.2 million) for the three months ended December 31, 2018, primarily due to a decrease in valuations of Trident USA Health Services, LLC and Premiere Global Services, Inc., and by accretion of certain investments.

During the three months ended December 31, 2017, we recorded a net change in unrealized appreciation of $1.2 million, primarily due to an increase in valuations of certain investments offset by accretion on certain investments.

Comparison of the twelve months ended June 30, 2018 and June 30, 2017

Investment income

Investment income, attributable primarily to dividends, interest and fees on our debt investments, for the twelve months ended June 30, 2018 increased to $40.8 million from $31.0 million for the twelve months ended June 30, 2017, primarily due to dividends received from our wholly-owned subsidiaries of Bird Electric Blocker, LLC and U.S. Well Services Blocker, LLC.

Expenses

Total expenses (including waiver, if applicable) for the twelve months ended June 30, 2018 increased to $21.8 million from $15.3 million for the twelve months ended June 30, 2017, due primarily to an increase in our income-based incentive fee and our tax provision related to the dividend received from our wholly-owned subsidiaries.

Net investment income

Net investment income increased to $19.0 million for the twelve months ended June 30, 2018 from $15.7 million for the twelve months ended June 30, 2017, due to an increase in investment income primarily due to the dividend received from our wholly-owned subsidiaries offset by our income-based incentive and our tax provision related to the dividend received from our wholly-owned subsidiaries.

Net realized gain or loss

The net realized loss on investments totaled $9.9 million for the twelve months ended June 30, 2018, primarily due to the restructuring of Bird Electric, LLC and the sale of Dayton Superior Corporation during the period.

The net realized loss on investments totaled $11.8 million for the twelve months ended June 30, 2017, primarily due to the restructuring of U.S. Well Services, LLC and AAR Intermediate Holdings LLC during the period.

Net change in unrealized (depreciation) appreciation on investments

We recorded a net change in unrealized appreciation of $6.5 million for the twelve months ended June 30, 2018, primarily due to an increase in fair value of our investments in Caelus Energy Alaska 03, LLC, AP NMT Acquisition BV and the restructuring of Bird Electric, LLC offset by the restructuring of Trident USA Health Services, LLC during the period.

We recorded a net change in unrealized appreciation of $19.7 million for the twelve months ended June 30, 2017, primarily due to an increase in fair value of our investments in Caelus Energy Alaska 03, LLC and PR Wireless, Inc., the realization of North American Lifting Holdings, Inc. and the restructuring of U.S. Well Services, LLC and AAR Intermediate Holdings LLC during the period.

Comparison of the twelve months ended June 30, 2017 and June 30, 2016

Investment income

Investment income, attributable primarily to interest and fees on our debt investments, for the twelve months ended June 30, 2017 decreased to $31.0 million from $35.6 million for the twelve months ended June 30, 2016, primarily due to the repayment of portfolio companies with higher yields and a higher percentage of uninvested cash during the quarter ended June 30, 2017.

Expenses

Total expenses (including waiver, if applicable) for the twelve months ended June 30, 2017 decreased to $15.3 million from $15.7 million for the twelve months ended June 30, 2016, due primarily to an increase in our income-based incentive fee waiver.

Net investment income

Net investment income decreased to $15.7 million for the twelve months ended June 30, 2017 from $19.9 million for the twelve months ended June 30, 2016, primarily due to a decrease in investment income primarily due to one investment being on non-accrual and the repayment of portfolio companies with higher yields replaced by lower yielding portfolio companies.

Net realized gain or loss

The net realized loss on investments totaled $11.8 million for the twelve months ended June 30, 2017, primarily due to the restructuring of U.S. Well Services, LLC and AAR Intermediate Holdings LLC during the period.

The net realized gain on investments totaled $0.3 million for the twelve months ended June 30, 2016, primarily due to on sales activity during the period.

Net change in unrealized (depreciation) appreciation on investments

We recorded a net change in unrealized appreciation of $19.7 million for the twelve months ended June 30, 2017, primarily due to an increase in fair value of our investments in Caelus Energy Alaska 03, LLC and PR Wireless, Inc., the realization of North American Lifting Holdings, Inc. and the restructuring of U.S. Well Services, LLC and AAR Intermediate Holdings LLC during the period.

We recorded a net change in unrealized depreciation of $29.5 million for the twelve months ended June 30, 2016, primarily due to decline in fair value of our investments in Bird Electric Enterprises, LLC, AAR Intermediate Holdings, LLC, and YRC Worldwide, Inc.

Liquidity and capital resources

Cash flows

For the three months ended December 31, 2018, our unrestricted cash balance increased by $3.3 million. During that period, cash increased by $20.6 million from operating activities, primarily due to payments for the purchase of investments in portfolio companies of $47.4 million, offset by sales of investments of $83.5 million in portfolio companies and an increase in receivables from investments sold of $1.5 million. During the same period, cash from financing activities decreased by $17.2 million, consisting primarily of $3.4 million of distributions paid to our stockholders, and payments of $19.1 million from borrowings offset by repayment of $7.3 million under the Financing Facilities.

Capital Resources

As of December 31, 2018, we had $6.2 million of cash as well as $6.0 million in restricted cash and $50.0 million of capacity under the 2017 UBS Revolving Financing. We intend to generate additional cash primarily from future offerings of securities, future borrowings under the 2017 UBS Revolving Financing as well as cash flows from operations, including income earned from investments in our portfolio companies and, to a lesser extent, from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. Our primary liquidity needs include interest and principal repayments on our Financing Facilities, interest payments on the Notes, our unfunded loan commitments (if any), investments in portfolio companies, dividend distributions to our stockholders and operating expenses.

As discussed below in further detail, we have elected to be treated as a RIC under the Code. To maintain our RIC status, we generally must distribute substantially all of our net taxable income to stockholders in the form of dividends. Our net taxable income does not necessarily equal our net income as calculated in accordance with U.S. GAAP.

Regulated Investment Company Status and Distributions

We have elected to be treated as a RIC under Subchapter M of the Code. If we continue to qualify as a RIC, we will not be taxed on our investment company taxable income or realized net capital gains, to the extent that such taxable income or gains are distributed, or deemed to be distributed, to stockholders on a timely basis.

Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation until realized. Dividends declared and paid by us in a year may differ from taxable income for that year as such dividends may include the distribution of current year taxable income or the distribution of prior year taxable income carried forward into and distributed in the current year. Distributions also may include returns of capital.

To continue to qualify for RIC tax treatment, we must, among other things, distribute to our stockholders, with respect to each taxable year, at least 90% of our investment company net taxable income (i.e., our net ordinary income and our realized net short-term capital gains in excess of realized net long-term capital losses, if any). We will also be subject to a federal excise tax, based on distributive requirements of our taxable income on a calendar year basis.

We intend to distribute to our stockholders between 90% and 100% of our annual taxable income (which includes our taxable interest and fee income). However, the covenants contained in the Financing Facility may prohibit us from making distributions to our stockholders, and, as a result, could hinder our ability to satisfy the distribution requirement. In addition, we may retain for investment some or all of our net taxable capital gains (i.e., realized net long-term capital gains in excess of realized net short-term capital losses) and treat such amounts as deemed distributions to our stockholders. If we do this, our stockholders will be treated as if they received actual distributions of the capital gains we retained and then reinvested the net after-tax proceeds in our common stock. Our stockholders also may be eligible to claim tax credits (or, in certain circumstances, tax refunds) equal to their allocable share of the tax we paid on the capital gains deemed distributed to them. To the extent our taxable earnings for a fiscal taxable year fall below the total amount of our dividends for that fiscal year, a portion of those dividend distributions may be deemed a return of capital to our stockholders.

We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, we may be limited in our ability to make distributions due to the asset coverage test for borrowings applicable to us as a BDC under the 1940 Act and due to provisions in Financing Facilities. We cannot assure stockholders that they will receive any distributions or distributions at a particular level.

In accordance with certain applicable Treasury regulations and private letter rulings issued by the Internal Revenue Service, a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder elects to receive his or her entire distribution in either cash or stock of the RIC, subject to a limitation that the aggregate amount of cash to be distributed to all stockholders must be at least 20% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash must receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S. federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock. We have no current intention of paying dividends in shares of our stock in accordance with these Treasury regulations or private letter rulings.

Investment Advisory Agreement

Pursuant to the Advisory Agreement, we have agreed to pay to the Adviser a base management fee of 1.75% of gross assets, including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents and “fair value of derivatives associated with our financing,” and an incentive fee consisting of two parts.

The first part of the incentive fee, which is calculated and payable quarterly in arrears, equals 20.0% of the “pre-incentive fee net investment income” (as defined in the Advisory Agreement) for the immediately preceding quarter, subject to a hurdle rate of 2.0% per quarter (8.0% annualized), and is subject to a “catch-up” feature. The incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s pre-incentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. The net pre-incentive fee investment income used to calculate this part of the incentive fee is also included in the amount of our gross assets used to calculate the 1.75% base management fee.

The second part of the incentive fee is calculated and payable in arrears as of the end of each calendar year and equals 20.0% of the aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees.

The Adviser agreed to permanently waive all or portions of the incentive fee for the calendar year ended December 31, 2016 to the extent required to support an annualized dividend yield of 9.375% per annum. The Adviser has not contractually agreed to voluntarily waive any fees under the Advisory Agreement for the calendar year ended December 31, 2017 or thereafter.

For the three months ended December 31, 2018 and December 31, 2017, $1,405,297 and $1,161,353, respectively in base management fees were earned by the Adviser, of which $1,405,297 and $1,161,353 was payable at December 31, 2018 and December 31, 2017, respectively.

For the three months ended December 31, 2018, we incurred incentive fees of $753,721 related to pre-incentive fee net investment income. As of December 31, 2018, $1,566,513 of previous incentive fees are currently payable to the Adviser, which consisted of $693,771 of pre-incentive fees incurred by us that were generated from deferred interest (i.e., PIK and certain discount accretion) and are not payable until such amounts are received in cash. For the three months ended December 31, 2017, we incurred incentive fees of $921,782 related to pre-incentive fee net investment income. As of December 31, 2017, $1,162,320 of previous incentive fees were currently payable to the Adviser, which consisted of $414,939 of pre-incentive fees incurred by us that were generated from deferred interest (i.e., PIK and certain discount accretion) and are not payable until such amounts are received in cash.

The capital gains incentive fee consists of fees related to both realized gains, realized capital losses and unrealized capital depreciation. As of December 31, 2018, there were no capital gains incentive fee accrued, earned or payable to the Adviser under the Advisory Agreement. As of December 31, 2017, there were no capital gains incentive fee accrued, earned or payable to the Adviser under the Advisory Agreement.

With respect to the incentive fee expense accrual relating to the unrealized capital gains incentive fee, U.S. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized appreciation were realized, even though such unrealized appreciation is not permitted to be considered in calculating the fee actually payable under the Advisory Agreement.

The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement, the Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Advisory Agreement or otherwise as the Adviser.

Prior to our election to be regulated as a BDC on February 5, 2014, no management or incentive fees were due and payable.

Off-Balance Sheet Arrangements

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our portfolio companies. As of December 31, 2018, our off-balance sheet arrangements consisted of $10.0 million in unfunded commitments to three of our portfolio companies. As of June 30, 2018, our off-balance arrangements consisted of $2.8 million in unfunded commitments to four of our portfolio companies.

Recent Developments

We have evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the consolidated financial statements were issued.

Subsequent to the six months ended December 31, 2018 through February 5, 2019, we invested $23.4 million in new and existing portfolio companies and received repayment or sales proceeds of $29.0 million.

On February 5, 2019, our board of directors declared a distribution for the quarter ended March 31, 2019 of $0.25 per share payable on April 4, 2019 to stockholders of record as of March 15, 2019.

Quantitative and Qualitative Disclosure about Market Risk

We are subject to financial market risks, including changes in interest rates. At December 31, 2018, 94.4% of our debt investments bore interest based on floating rates, such as LIBOR, the Euro Interbank Offered Rate, the Federal Funds Rate or the Prime Rate. The interest rates on such investments generally reset by reference to the current market index after one to three months. Floating rate investments subject to a floor generally reset by reference to the current market index after one to three months only if the index exceeds the floor.

Generally, we believe higher yielding assets such as those in our investment portfolio do not necessarily follow a linear interest rate relationship and are less sensitive in price to interest rate changes than many other debt investments. Our investments in fixed rate assets are generally exposed to changes in value due to interest rate fluctuations, and our floating rate assets are generally exposed to cash flow variability from fluctuation in rates. Consequently, our net interest income (interest income less interest expense) is exposed to risks related to interest rate fluctuations. Based on our current portfolio with certain interest rate floors and our financing at December 31, 2018, a 1.00% increase in interest rates would decrease our net interest income by approximately 8.1% and a 2.00% increase in interest rates would increase our net interest income by approximately 16.2%. Variable-rate instruments subject to a floor generally reset periodically to the applicable floor and, in the case of investments in our portfolio, quarterly to a floor based on LIBOR, only if the floor exceeds the index. Under these loans, we do not benefit from increases in interest rates until such rates exceed the floor and thereafter benefit from market rates above any such floor.

Although management believes that this analysis is indicative of our existing sensitivity to interest rate changes, it does not adjust for changes in the credit markets, the size, credit quality or composition of the assets in our portfolio and other business developments, including borrowing, that could affect the net increase in net assets resulting from operations or net income. It also does not adjust for the effect of the time lag between a change in the relevant interest rate index and the rate adjustment under the applicable loan. Accordingly, we can offer no assurances that actual results would not differ materially from the statement above.

SENIOR SECURITIES

Information about our senior securities is shown in the following table as of December 31, 2018, and for the fiscal years ended June 30, 2018, 2017, 2016, 2015, 2014 and 2013, respectively. The report of RSM US LLP, our independent registered public accounting firm, on the senior securities table as of fiscal year ended June 30, 2018, is attached as an exhibit to the registration statement of which this prospectus is a part. The report of Ernst & Young LLP, our former independent registered public accounting firm, on the senior securities table as of fiscal year ended June 30, 2017, is attached as an exhibit to the registration statement of which this prospectus is a part.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)		Asset Coverage per Unit(2)	Involuntary Liquidating Preference per Unit(3)	Average Market Value per Unit(4)
UBS Financing Facility
December 31, 2018	$102,000,000	(5)	$2,863	—	N/A
Fiscal Year ended June 30 2018	$119,823,000	(5)	$2,431	—	N/A
Fiscal Year ended June 30, 2017	$102,000,000		$2,666	—	N/A
Fiscal Year ended June 30, 2016	$132,478,329	(6)	$2,229	—	N/A
Fiscal Year ended June 30, 2015	$150,847,459	(6)	$2,306	—	N/A
Fiscal Year ended June 30, 2014	$85,591,314	(6)	$3,339	—	N/A
Fiscal Year ended June 30, 2013	$76,500,000		$1,860	—	N/A
Citi Revolving Financing(7)
December 31, 2018	$—		N/A	—	N/A
Fiscal Year ended June 30, 2018	$—		N/A	—	N/A
Fiscal Year ended June 30, 2017	$—		N/A	—	N/A
Notes due 2023
December 31, 2018	$34,500,000		$8,446	—	$1,002

(1)	Total amount of senior securities outstanding at the end of the period presented.
(2)

Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities and indebtedness not represented by senior securities, in relation to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness.

(3)

The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “—” indicates information which the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)

Not applicable, except for the Notes due 2023, which are publicly traded. The Average Market Value Per Unit is calculated by taking the daily average closing price during the period and dividing it by twenty-five dollars per share and multiplying the result by one thousand to determine a unit price per thousand consistent with Asset Coverage Per Unit.

(5)	Includes senior securities outstanding under the 2017 UBS Revolving Financing and the Term Financing.
(6)

Includes senior securities under the 2013 UBS Revolving Financing and the Term Financing. In connection with the expiration of the 2013 UBS Revolving Financing in accordance with its terms on December 5, 2016, we repaid in full all indebtedness, liabilities and other obligations thereunder.

(7)	On December 8, 2017, we repaid in full all indebtedness, liabilities and other obligations under, and terminated, the Citi Revolving Financing.

THE COMPANY

We are a specialty finance company that invests primarily in the debt of U.S. middle-market companies, which we generally define as those companies that have an enterprise value, that represents the aggregate of debt value and equity value of the entity of less than $750 million. We are externally managed by the Adviser. The Adviser is led by Michael C. Mauer and Christopher E. Jansen, who together have over 50 years of experience in the leveraged debt markets. Our primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing in debt and related equity investments of privately held middle-market companies.

We seek to invest primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. We focus on companies with leading market positions, significant asset or franchise values, strong free cash flow and experienced senior management teams, with emphasis on companies with high-quality sponsors. Our investments typically range in size from $5 million to $25 million. We expect that our portfolio companies will use our capital for organic growth, acquisitions, market or product expansion, refinancings, and/or recapitalizations. We invest, and intend to continue to invest, in unitranche loans and standalone second and first lien loans, with an emphasis on floating rate debt. Unitranche loans are loans structured as first lien loans with certain characteristics of mezzanine loan risk in one security. We also selectively invest in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments, in most cases taking such upside participation interests as part of a broader investment relationship.

We strive to maintain a strong focus on credit quality, investment discipline and investment selectivity. We believe that investing in the debt of private middle-market companies generally provides a more attractive relative value proposition than investing in broadly syndicated debt due to the conservative capital structures and superior default and loss characteristics typically associated with middle-market companies. We believe that, because private middle-market companies have limited access to capital providers, debt investments in these companies typically carry above-market interest rates and include more favorable protections, resulting in attractive risk-adjusted returns across credit cycles while better preserving capital. The companies in which we invest typically are highly leveraged, and, in most cases, our investments in such companies are not rated by national rating agencies. If such investments were rated, we believe that they would likely receive a rating below investment grade (i.e., below BBB or Baa), which are often referred to as “junk.”

We have, through CM SPV, our wholly owned subsidiary, entered into the Term Financing with UBS, which expires on December 5, 2020. The Term Financing is collateralized by a portion of the debt investments in our portfolio. Borrowings under the Term Financing bear interest (i) at a rate per annum equal to one-month LIBOR plus 2.75% through December 4, 2018, and (ii) at a rate per annum equal to one-month LIBOR plus 2.55% from December 5, 2018 through December 5, 2020. We have also entered into the 2017 UBS Revolving Financing with UBS, which expires December 5, 2019. Borrowings under the 2017 UBS Revolving Financing generally bear interest at a rate per annum equal to one-month LIBOR plus 3.55%.

As of December 31, 2018, our portfolio consisted of debt and equity investments in 29 portfolio companies with a fair value of $283.3 million. As of December 31, 2018, our portfolio consisted of 63.7% first lien investments, 31.7% second lien investments, 4.1% unitranche first lien debt investments, and 0.5% equity, and warrant and other positions. At December 31, 2018, the weighted average total yield of debt and income producing securities at amortized cost (which includes income and amortization of fees and discounts) was 11.08% and the weighted average total yield on investments at amortized cost (which includes interest income and amortization of fees and discounts) was 10.83%. The weighted average total yield was computed using an internal rate of return calculation of our debt investments based on contractual cash flows, including interest and amortization payments, and, for floating rate investments, the spot London Interbank Offered Rate (“LIBOR”), as of December 31, 2018 of all of our debt investments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. The weighted average total yield of our debt investments is not the same as a return on investment for our stockholders but, rather, relates to a portion of our investment portfolio and is calculated before payment of all of our fees and expenses, including any sales load paid in connection with an offering of our securities. There can be no assurance that the weighted average total yield will remain at its current level.

The industry composition of our portfolio at fair value at December 31, 2018 and June 30, 2018, respectively, was as follows:

	Percentage of Total Portfolio at December 31, 2018	Percentage of Total Portfolio at June 30, 2018
Professional Services	15.01%	13.98%
Media	12.77	10.88
Energy Equipment & Services	10.57	10.97
Oil, Gas & Consumable Fuels	8.48	8.24
Diversified Telecommunication Services	7.74	8.49
Construction and Engineering	7.73	—
Hotels, Restaurants & Leisure	4.31	11.36
Commercial Services & Supplies	4.24	10.76
Internet Software & Services	3.86	—
IT Services	3.86	9.54
Distributors	3.49	4.25
Construction Materials	3.48	—
Auto Components	3.20	—
Technology Hardware, Storage and Peripherals	3.11	—
Health Care Equipment & Supplies	2.63	2.55
Containers & Packaging	2.47	—
Chemicals	1.96	2.73
Retail	0.73	—
Wireless Telecommunication Services	0.36	0.16
Health Care Providers & Services	—	3.85
Electronic Equipment	—	2.24

	100.00%	100.00%

CM Investment Partners LLC

CM Investment Partners, our external investment adviser, was formed in July 2013 and is a registered investment adviser under the Advisers Act. The Adviser is responsible for sourcing investment opportunities, conducting industry research, performing diligence on potential investments, structuring our investments and monitoring our portfolio companies on an ongoing basis. The Adviser is led by its Co-Chief Investment Officers, Michael C. Mauer and Christopher E. Jansen. Mr. Mauer also serves as the Chairman of our board of directors and our Chief Executive Officer, and Mr. Jansen also serves as our President and Secretary and as a member of our board of directors. Mr. Mauer was formerly Global Co-Head of Leveraged Finance and Global Co-Head of Fixed Income Currency and Commodity Distribution at Citigroup Inc. and a senior member of its credit committee responsible for all underwriting and principal commitments of leveraged finance capital worldwide. Mr. Jansen was a founding Managing Partner and Senior Portfolio Manager for Stanfield Capital Partners and had a leading role in planning its strategic direction. At Stanfield, Mr. Jansen was responsible for the management of 15 different portfolios aggregating in excess of $7 billion in assets consisting of large corporate loans, middle-market loans, second lien loans, high yield bonds and structured finance securities.

The Adviser’s investment team, led by Messrs. Mauer and Jansen, is supported by three additional investment professionals, who, together with Messrs. Mauer and Jansen, we refer to as the “Investment Team.” The members of the Investment Team have over 100 combined years of structuring customized debt solutions for middle-market companies, which we believe will enable us to generate favorable returns across credit cycles with an emphasis on preserving capital. Messrs. Mauer and Jansen have developed an investment process for reviewing lending opportunities, structuring transactions and monitoring investments throughout multiple credit cycles. The members of the Investment Team have extensive networks for sourcing investment opportunities through direct corporate relationships and relationships with private equity firms, investment banks, restructuring advisors, law firms, boutique advisory firms and distressed/specialty lenders. The members of the Investment Team also have extensive experience across various industries, including aviation, cable, defense, healthcare, media, mining, oil and gas, power, retail, telecommunications, trucking and asset-backed special situations. As a result, we believe we will be able to achieve appropriate risk-adjusted returns by investing in companies that have restructured but do not have sufficient track records to receive traditional lending terms from a commercial bank or the broadly syndicated leveraged finance market. We believe the members of the Investment Team share a common investment philosophy built on a framework of rigorous business assessment, extensive due diligence and disciplined risk valuation methodology.

Every initial investment requires approval by a majority of the Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. The Adviser’s investment committee consists of Messrs. Mauer, Jansen, Muns and Nitka. Every follow-on investment decision in an existing portfolio company and every investment disposition require approval by at least a majority of the Adviser’s investment committee.

We have entered into the Investment Advisory Agreement with the Adviser, pursuant to which we pay the Adviser a management fee equal to 1.75% of our gross assets, payable in arrears on a quarterly basis. In addition, pursuant to the Investment Advisory Agreement, we pay the Adviser an Incentive Fee equal to 20.0% of pre-incentive fee net investment income, subject to an annualized hurdle rate of 8.0% with a “catch up” fee for returns between the 8.0% hurdle and 10.0% as well as 20.0% of net capital gains.

Under the Administration Agreement, the Adviser provides us with our chief financial officer, accounting and back-office professionals, equipment and clerical, bookkeeping, recordkeeping and other administrative services.

Market Opportunity

We believe that the current investment environment presents a compelling case for investing in secured debt (including unitranche debt and standalone second and first lien loans) and unsecured debt (including mezzanine/structured equity) of middle-market companies. The following factors represent the key drivers of our focus on this attractive market segment:

•

Reduced Availability of Capital for Middle-Market Companies. We believe there are fewer providers of financing and less capital available for middle-market companies compared to prior to the economic downturn that began in mid-2007. We believe that, as a result of that downturn:

•	many financing providers have chosen to focus on large, liquid corporate loans and syndicated capital markets transactions rather than lending to middle-market businesses;

•

regulatory changes, including the introduction of international capital and liquidity requirements for banks under the 2012 Basel III Accords, or Basel III, have decreased their capacity to hold non-investment grade leveraged loans, causing banks to curtail lending to middle-market companies;

•	hedge funds and collateralized loan obligation managers are less likely to pursue investment opportunities in our target market as a result of reduced availability of funding for new investments; and

•	consolidation of regional banks into money center banks has reduced their focus on middle-market lending.

As a result, we believe that less competition facilitates higher quality deal flow and allows for greater selectivity throughout the investment process.

•

Robust Demand for Debt Capital. According to Pitchbook, a market research firm, private equity firms had approximately $874 billion of uncalled capital as of December 31, 2017. They have expanded their focus to include middle-market opportunities due to the lack of opportunities in large capital buyout transactions. We expect the large amount of uninvested capital and the expanded focus on middle-market opportunities to drive buyout activity over the next several years, which should, in turn, continue to create lending opportunities for us.

•

Attractive Deal Pricing and Structures. We believe that, in general, middle-market debt investments are priced more attractively to lenders than larger, more liquid, public debt financings, due to the more limited universe of lenders as well as the highly negotiated nature of these financings. Middle-market transactions tend to offer stronger covenant packages, higher interest rates, lower leverage levels and better call protection compared to larger financings. In addition, middle-market loans typically offer other investor protections such as default penalties, lien protection, change of control provisions and information rights for lenders.

•

Specialized Lending Requirements. We believe that several factors render many U.S. financial institutions ill-suited to lend to U.S. middle-market companies. For example, based on the Investment Team’s experience, lending to private U.S. middle-market companies is generally more labor-intensive than lending to larger companies due to the smaller size of each investment and the fragmented nature of information for such companies. Lending to smaller capitalization companies requires due diligence and underwriting practices consistent with the demands and economic limitations of the middle-market and may also require more extensive ongoing monitoring by the lender. As a result, middle-market companies historically have been served by a limited segment of the lending community.

Competitive Strengths

We believe that the Adviser’s disciplined approach to origination, portfolio construction and risk management should allow us to achieve favorable risk-adjusted returns while preserving our capital. We believe that the following competitive strengths provide positive returns for our investors:

•

Large and Experienced Team with Substantial Resources. The Adviser and its Investment Team is led by Messrs. Mauer and Jansen, each with over 20 years of experience investing in, providing corporate finance services to, restructuring and consulting with middle-market companies. Messrs. Mauer and Jansen are supported by three additional investment professionals, who collectively have over 100 combined years of structuring strategic capital for business expansion, refinancings, capital restructuring, post-reorganization financing and servicing the general corporate needs of middle-market companies. We believe that the Investment Team and its resources provide a significant advantage and contribute to the strength of our business and enhance the quantity and quality of investment opportunities available to us.

•

Capitalize on the Investment Team’s Extensive Relationships with Middle-Market Companies, Private Equity Sponsors and Intermediaries. The members of the Investment Team have extensive networks for sourcing investment opportunities through corporate relationships and relationships with private equity firms, investment banks, restructuring advisors, law firms, boutique advisory firms and distressed/specialty lenders. We believe that the strength of these relationships in conjunction with the Investment Team’s ability to structure financing solutions for companies that incorporate credit protections at attractive returns for us provide us with a competitive advantage in identifying investment opportunities in our target market. In addition, pursuant to the terms of our relationship with Stifel and subject to certain restrictions, Stifel must use its commercially reasonable efforts to present to the Adviser to review and bid on, Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with our investment strategy.

•

Disciplined Underwriting Policies and Rigorous Portfolio Management. Messrs. Mauer and Jansen have an established credit analysis and investment process to analyze investment opportunities thoroughly. This process, followed by the Investment Team, includes structuring loans with appropriate covenants and pricing loans based on our knowledge of the middle-market and our rigorous underwriting standards. We focus on capital preservation by extending loans to portfolio companies with assets that we believe will retain sufficient value to repay us even in depressed markets or under liquidation scenarios. Each investment is analyzed from its initial stages by either Mr. Mauer or Mr. Jansen, as the Adviser’s Co-Chief Investment Officers, and a senior investment professional of the Investment Team. Every initial investment requires approval by a majority of the Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. The Adviser’s investment committee consists of Messrs. Mauer, Jansen, Muns and Nitka. Every follow-on investment decision in an existing portfolio company and every investment disposition require approval by at least a majority of the Adviser’s investment committee. Under the supervision of Messrs. Mauer and Jansen, the Investment Team’s senior investment professionals also monitor the portfolio for developments on a daily basis, perform credit updates on each investment, review financial performance on at least a quarterly basis, and have regular discussions with the management of portfolio companies. We believe the Adviser’s investment and monitoring process and the depth and experience of the Investment Team gives us a competitive advantage in identifying investments and evaluating risks and opportunities throughout the life cycle of an investment.

•

Ability to Structure Investments Creatively. Our Investment Team has the expertise and ability to structure investments across all levels of a company’s capital structure. These individuals have extensive experience in cash flow, asset-based lending, workout situations and investing in distressed debt, which should enable us to take advantage of attractive investments in recently restructured companies. Furthermore, with the capital raised in our initial public offering, we believe we are in a better position to leverage the existing knowledge and relationships that the Investment Team has developed to lead investments that meet our investment criteria. We believe that current market conditions allow us to structure attractively priced debt investments and may allow us to incorporate other return-enhancing mechanisms such as commitment fees, original issue discounts, early redemption premiums, payment-in-kind (“PIK”) interest and certain forms of equity securities.

Investment Strategy

We invest in unitranche loans, standalone second and first lien loans, and selectively in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments, in most cases taking advantage of a potential benefit from an increase in the value of such portfolio company as part of an overall relationship. We seek to invest primarily in middle-market companies that have annual revenues of at least $50 million and EBITDA of at least $15 million. Our investments typically range in size from $5 million to $25 million. We may invest in smaller or larger companies if there is an attractive opportunity, especially when there are dislocations in the capital markets, including the high yield and large syndicated loan markets. During such dislocations, we expect to see more deep value investment opportunities offering prospective returns that are disproportionate to the associated risk profile. We focus on companies with leading market positions, significant asset or franchise values, strong free cash flow and experienced senior management teams, with an emphasis on companies with high-quality sponsors.

Our primary investment objective is to maximize current income and capital appreciation by investing directly in privately held middle-market companies. The Adviser pursues investments for us with favorable risk-adjusted returns, including debt investments that offer cash origination fees and lower leverage levels. The Adviser seeks to structure our debt investments with strong protections, including default penalties, information rights, and affirmative and negative financial covenants, such as lien protection and restrictions concerning change of control. We believe these protections, coupled with the other features of our investments, allow us to reduce our risk of capital loss and achieve attractive risk-adjusted returns, although there can be no assurance that we are always able to structure our investments to minimize risk of loss and achieve attractive risk-adjusted returns.

Investment Criteria

The Investment Team uses the following investment criteria and guidelines to evaluate prospective portfolio companies. However, not all of these criteria and guidelines are used or met in connection with each of our investments.

•

Established companies with a history of positive operating cash flow. We seek to invest in established companies with sound historical financial performance. The Adviser typically focuses on companies with a history of profitability on an operating cash flow basis. We do not intend to invest in start-up companies or companies with speculative business plans.

•

Defensible and sustainable business. We seek to invest in companies with proven products and/or services that provide a competitive advantage versus its competitors or new entrants. The Adviser places an emphasis on the strength of historical operations and profitability and the generation of free cash flow to reinvest in the business or to utilize for debt service. The Adviser also focuses on the relative strength of the valuation and liquidity of collateral used to provide security for our investments, when applicable.

•

Seasoned management team with meaningful equity ownership. The Adviser generally requires that our portfolio companies have a seasoned management team, with strong corporate governance. The Adviser also seeks to invest in companies with management teams that have meaningful equity ownership. The Adviser believes that companies that have proper incentives in place, including having significant equity interests, motivate management teams to enhance enterprise value, which will act in accordance with our interests.

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Significant Invested Capital. The Adviser seeks investments in portfolio companies where it believes that the aggregate enterprise value significantly exceeds aggregate indebtedness, after consideration of our investment. The Adviser believes that the existence of significant underlying equity value (i.e., the amount by which the aggregate enterprise value exceeds the aggregate indebtedness) provides important support to our debt investments.

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Investment Partnerships. We seek to invest where private equity sponsors have demonstrated capabilities in building enterprise value. In addition, we seek to partner with specialty lenders and other financial institutions. The Adviser believes that private equity sponsors and specialty lenders can serve as committed partners and advisors that will actively work with the Adviser, the company and its management team to meet company goals and create value.

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Ability to exert meaningful influence. We target investment opportunities in which we will be a significant investor in the tranche and in which we can add value through active participation in the direction of the company, sometimes through advisory positions.

•

Exit strategy. We generally seek to invest in companies that the Adviser believes possess attributes that will provide us with the ability to exit our investments. We typically expect to exit our investments through one of three scenarios: (i) the sale of the company resulting in repayment of all outstanding debt, (ii) the recapitalization of the company through which our loan is replaced with debt or equity from a third party or parties or (iii) the repayment of the initial or remaining principal amount of our loan then outstanding at maturity. In some investments, there may be scheduled amortization of some portion of our loan, which would result in a partial exit of our investment prior to the maturity of the loan.

Deal Origination

The Adviser’s deal-originating efforts are focused on its direct corporate relationships and relationships with private equity firms, investment banks, restructuring advisers, law firms, boutique advisory firms and distressed/specialty lenders. The Adviser’s investment team continues to enhance and expand these relationships. In addition, pursuant to the Stifel arrangement and subject to certain restrictions, Stifel uses its commercially reasonable efforts to present to the Adviser to review and bid on Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with our investment strategy, subject to the approval of our board of directors as necessary, under the 1940 Act and certain other limitations.

The origination process is designed to thoroughly evaluate potential financings and to identify the most attractive of these opportunities on the basis of risk-adjusted returns. Each investment is analyzed from its initial stages through our investment by one of the Co-Chief Investment Officers of the Adviser and a senior investment professional. If an opportunity fits our criteria for investment and merits further review and consideration, the investment is presented to the investment committee. This first stage of analysis involves a preliminary, but detailed, description of the potential financing. An investment summary is then generated after preliminary due diligence. The opportunity may be discussed several times by members of the Investment Team. Prior to funding, every initial investment requires approval by a majority of the Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. The Adviser’s investment committee consists of Messrs. Mauer, Jansen, Muns and Nitka. Every follow-on investment decision in an existing portfolio company and every investment disposition require approval by at least a majority of the Adviser’s investment committee.

If the Adviser decides to pursue an opportunity, a preliminary term sheet will be produced for the target portfolio company. This term sheet serves as a basis for the discussion and negotiation of the critical terms of the proposed financing. At this stage, the Adviser begins its formal underwriting and investment approval process as described below. After the negotiation of a transaction, the financing is presented to the investment committee of the Adviser for approval. Upon approval of a financing transaction, the parties will prepare the relevant loan documentation. An investment is funded only after all due diligence is satisfactorily completed and all closing conditions have been satisfied. Each of the investments in our portfolio is monitored on a daily basis by a member of our investment committee aided by the senior investment professionals of the Investment Team, who also perform credit updates on each investment quarterly.

Underwriting

Underwriting Process and Investment Approval

The Adviser makes investment decisions only after considering a number of factors regarding the potential investment including, but not limited to:

•	historical and projected financial performance;

•	company and industry specific characteristics, such as strengths, weaknesses, opportunities and threats;

•	composition and experience of the management team; and

•	track record of the private equity sponsor leading the transaction, if applicable.

This methodology is employed to screen a high volume of potential investment opportunities on a consistent basis.

If an investment is deemed appropriate to pursue, a more detailed and rigorous evaluation is made after considering relevant investment parameters. The following outlines the general parameters and areas of evaluation and due diligence for investment decisions, although not all are necessarily considered or given equal weighting in the evaluation process.

Business model and financial assessment

The Adviser undertakes a review and analysis of the financial and strategic plans for the potential investment. There is significant evaluation of and reliance upon the due diligence performed by the private equity sponsor, if applicable, and third party experts, including accountants and consultants. Areas of evaluation include:

•	historical and projected financial performance;

•	quality of earnings, including source and predictability of cash flows;

•	customer and vendor interviews and assessments;

•	potential exit scenarios, including probability of a liquidity event;

•	internal controls and accounting systems; and

•	assets, liabilities and contingent liabilities.

Industry dynamics

The Adviser evaluates the portfolio company’s industry, and may, if considered appropriate, consult or retain industry experts. The following factors are among those the Adviser analyzes:

•	sensitivity to economic cycles;

•	competitive environment, including number of competitors, threat of new entrants or substitutes;

•	fragmentation and relative market share of industry leaders;

•	growth potential; and

•	regulatory and legal environment.

Management assessment

The Adviser makes an in-depth assessment of the management team, including evaluation along several key metrics:

•	background checks;

•	the number of years in their current positions;

•	track record;

•	industry experience;

•	management incentive, including the level of direct investment in the enterprise; and

•	completeness of the management team (positions that need to be filled or added).

Sponsor Assessment

Among critical due diligence investigations is the evaluation of a private equity sponsor or specialty lender that has, or is also making, an investment in the portfolio company. A private equity sponsor is typically a controlling stockholder upon completion of an investment and as such is considered critical to the success of the investment. In addition, a management team with meaningful equity ownership can serve as a committed partner to us and any private equity sponsor or specialty lender. The Adviser evaluates a private equity sponsor or specialty lender along several key criteria, including:

•	investment track record;

•	industry experience;

•	capacity and willingness to provide additional financial support to the company through additional capital contributions, if necessary; and

•	reference checks.

Investments

The following describes the types of loans we generally make:

Unitranche loans. Unitranche loans are loans structured as first lien loans with certain characteristics of mezzanine loan risk in one security. Unitranche loans typically provide for moderate loan amortization in the initial years of the loan with the majority of the principal repayment deferred until loan maturity. Unitranche loans usually provide us with greater control over a portfolio company’s capital structure, as they provide a one-stop financing solution and limit “frictional costs” (e.g., negotiations with, and concessions to, other lien holders) in the event of a workout process. Consistent with our focus on capital preservation, unitranche loans typically have less volatile returns than standalone second lien or mezzanine loans.

Standalone second lien loans. Standalone second lien loans are loans that are typically senior on a lien basis to other liabilities in the issuer’s capital structure and have the benefit of a security interest over the assets of the borrower, although ranking junior to first lien loans. Standalone second lien loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity. Standalone second lien loans can incur greater “frictional costs” (e.g., increased professional costs relating to resolving conflicts among the lenders) in the event of a workout and, partly because of this possible impact on recovery rates, we expect to demand a significantly higher risk premium in the form of higher spreads, call protection and/or warrants for extending standalone second lien loans, compared to first lien loans of similar credit quality.

Standalone first lien loans. Standalone first lien loans are loans that are typically senior on a lien basis to other liabilities in the issuer’s capital structure and have the benefit of a security interest on the assets of the portfolio company. Standalone first lien loans may provide for moderate loan amortization in the early years of the loan, with the majority of the amortization deferred until loan maturity.

Mezzanine loans/structured equity. Mezzanine loans are subordinated to senior secured loans on a payment basis, are typically unsecured and rank pari passu with other unsecured creditors of the issuer. As with standalone second lien loans, we expect to demand a significantly higher risk premium in the form of higher spreads, call protection and/or warrants for mezzanine loans, given the lower recovery rates for such securities due in part to the greater “frictional costs” (e.g., increased professional costs relating to resolving conflicts among the lenders) in a protracted workout. We may take mezzanine type risk in the form of “structured equity” investments. In cases where portfolio companies may be constrained in their ability to raise additional capital in the form of debt, we may have the opportunity to structure preferred equity or other equity-like instruments. These equity instruments typically have redemption rights and will either be convertible into common equity at our option, or will have detachable warrants compensating us for the additional risk inherent in such investments. In most cases, these equity instruments will have debt-like characteristics, which provide more downside protection than a typical equity instrument.

Equity components. In connection with some of our debt investments, we will also invest in preferred or common stock or receive nominally priced warrants or options to buy an equity interest in the portfolio company. As a result, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. The Adviser may structure such equity investments and warrants to include provisions protecting our rights as a minority-interest holder, as well as a “put,” or right to sell such securities back to the issuer, upon the occurrence of specified events. In many cases, we may also seek to obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.

Portfolio Management Strategy

Each of the investments in our portfolio is monitored on a daily basis by a member of our investment committee aided by the senior investment professionals of the Investment Team, who also perform credit updates on each investment quarterly.

Risk Ratings

In addition to various risk management and monitoring tools, we use the Adviser’s investment rating system to characterize and monitor the credit profile and expected level of returns on each investment in our portfolio. This investment rating system uses a five-level numeric rating scale. The following is a description of the conditions associated with each investment rating:

Investment Rating 1	Investments that are performing above expectations, and whose risks remain favorable compared to the expected risk at the time of the original investment.

Investment Rating 2	Investments that are performing within expectations and whose risks remain neutral compared to the expected risk at the time of the original investment. All new loans are initially rated 2.

Investment Rating 3	Investments that are performing below expectations and that require closer monitoring, but where no loss of return or principal is expected. Portfolio companies with a rating of 3 may be out of compliance with their financial covenants.

Investment Rating 4	Investments that are performing substantially below expectations and whose risks have increased substantially since the original investment. These investments are often in workout. Investments with a rating of 4 are those for which some loss of return but no loss of principal is expected.

Investment Rating 5	Investments that are performing substantially below expectations and whose risks have increased substantially since the original investment. These investments are almost always in workout. Investments with a rating of 5 are those for which some loss of return and principal is expected.

If the Adviser determines that an investment is underperforming, or circumstances suggest that the risk associated with a particular investment has significantly increased, the Adviser will increase its monitoring intensity and prepare regular updates for the investment committee, summarizing current operating results and material impending events and suggesting recommended actions. While the investment rating system identifies the relative risk for each investment, the rating alone does not dictate the scope and/or frequency of any monitoring that will be performed. The frequency of the Adviser’s monitoring of an investment is determined by a number of factors, including, but not limited to, the trends in the financial performance of the portfolio company, the investment structure and the type of collateral securing the investment.

The following table shows the investment rankings of the debt investments in our portfolio:

	As of December 31, 2018			As of June 30, 2018
	Fair Value	% of Portfolio	Number of Investments(1)	Fair Value	% of Portfolio	Number of Investments
1	$11,933,992	4.2%	3	$6,458,750	2.2%	1
2	249,958,456	88.2	29	267,055,281	91.0	29
3	21,442,735	7.6	2	8,765,286	3.0	1
4	—	—	—	10,580,954	3.6	2
5	119	—	4	731,742	0.2	2

Total	$283,335,302	100.00%	38	$293,592,013	100.00%	35

Determination of Net Asset Value and Portfolio Valuation Process

The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, investment transactions will be recorded on the trade date. Realized gains or losses will be computed using the specific identification method. Investments for which market quotations are readily available are valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued at fair value as determined in good faith by our board of directors based on the input of our management and audit committee. In addition, our board of directors retains one or more independent valuation firms to review each quarter, the valuation of each portfolio investment for which a market quotation is not available. We also have adopted Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, or “ASC 820.” This accounting statement requires us to assume that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820, the market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.

Investments for which market quotations are readily available are valued at such market quotations unless the quotations are deemed not to represent fair value. We generally obtain market quotations from recognized exchanges, market quotation systems, independent pricing services or one or more broker dealers or market makers.

Debt and equity securities for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued at fair value as determined in good faith by our board of directors. Because a readily available market value for many of the investments in our portfolio is often not available, we value many of our portfolio investments at fair value as determined in good faith by our board of directors using a consistently applied valuation process in accordance with a documented valuation policy that has been reviewed and approved by our board of directors. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the values that we may ultimately realize. In addition, changes in the market environment and other events may have differing impacts on the market quotations used to value some of our investments than on the fair values of our investments for which market quotations are not readily available. Market quotations may also be deemed not to represent fair value in certain circumstances where we believe that facts and circumstances applicable to an issuer, a seller or purchaser, or the market for a particular security causes current market quotations not to reflect the fair value of the security. Examples of these events could include cases where a security trades infrequently, causing a quoted purchase or sale price to become stale, where there is a “forced” sale by a distressed seller, where market quotations vary substantially among market makers, or where there is a wide bid-ask spread or significant increase in the bid ask spread.

With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

•

our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Investment Adviser responsible for the portfolio investment;

•	preliminary valuation conclusions are then documented and discussed our senior management and the Investment Adviser;

•	on a periodic basis, at least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm engaged by our board of directors;

•	the valuation committee of our board of directors then reviews these preliminary valuations; and

•

the board of directors then discusses these preliminary valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of the Investment Adviser, the independent valuation firm and the valuation committee.

Those investments for which market quotations are not readily available or for which market quotations are deemed not to represent fair value are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in determining the fair value of our investments include, as relevant and among other factors: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, merger and acquisition comparables, our principal market (as the reporting entity) and enterprise values.

Realization of Investments

The potential exit scenarios of a portfolio company will play an important role in evaluating investment decisions. The Adviser will formulate specific exit strategies at the time of such investment. Our debt orientation will provide for increased potential exit opportunities, including the sale of investments in the private markets, the refinancing of investments held, often due to maturity or recapitalizations, and other liquidity events including the sale or merger of the portfolio company. Since we seek to maintain a debt orientation in our investments, we generally expect to receive interest income over the course of the investment period, receiving a significant return on invested capital well in advance of final exit.

Derivatives

We may utilize hedging techniques such as interest rate swaps to mitigate potential interest rate risk on our indebtedness. Such interest rate swaps would principally be used to protect us against higher costs on our indebtedness resulting from increases in both short-term and long-term interest rates. We also may use various hedging and other risk management strategies to seek to manage various risks, including changes in currency exchange rates and market interest rates. Such hedging strategies would be utilized to seek to protect the value of our portfolio investments, for example, against possible adverse changes in the market value of securities held in our portfolio.

Managerial Assistance

As a BDC, we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. The Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance. We may receive fees for these services and will reimburse the Adviser for its allocated costs in providing such assistance, subject to the review by our board of directors, including our independent directors.

Competition

Our primary competitors in providing financing to middle-market companies include public and private funds, other BDCs, commercial and investment banks, commercial finance companies and, to the extent they provide an alternative form of financing, private equity funds and hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC or to the distribution and other requirements we must satisfy to maintain our qualification as a RIC.

We use the expertise of the investment professionals of the Adviser (including those provided to the Adviser under the Services Agreement) to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe the relationships of these investment professionals will enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest.

Staffing

We do not have any direct employees, and our day-to-day investment operations are managed by the Adviser. We have a Chief Executive Officer, President, Chief Financial Officer and Chief Compliance Officer. To the extent necessary, our board of directors may hire additional personnel in the future. Our officers are all employees of the Adviser and our allocable portion of the cost of Rocco DelGuercio, as our Chief Financial Officer and Chief Compliance Officer, and his staff, is paid by us pursuant to the Administration Agreement with the Adviser. The Adviser also has a strategic relationship with Cyrus Capital in which the Adviser can utilize the expertise of Cyrus Capital’s investment, accounting and back office professionals on an as needed basis pursuant to a personnel sharing arrangement.

Properties

We do not own any real estate. Our principal executive offices are currently located at 65 East 55th Street, 15th Floor, New York, NY 10022, and our telephone number is (212) 257-5199. All locations are provided to us by the Adviser pursuant to the Administration Agreement and indirectly by Cyrus Capital through the Services Agreement. We believe that our office facilities are and will be suitable and adequate for our business as we contemplate conducting it.

Legal Proceedings

We and the Adviser are not subject to any material legal proceedings.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2018, for the portfolio companies in which we had a debt or equity investment. Other than these investments, our only formal relationships with our portfolio companies are the managerial assistance ancillary to our investments and the board observer or participation rights we may receive in connection with our investment. We do not “control” any of our portfolio companies, as defined in the 1940 Act. In general, under the 1940 Act, we would “control” a portfolio company if we owned more than 25.0% of its voting securities and would be an “affiliate” of a portfolio company if we owned 5.0% or more of its voting securities.

Description(1)	Industry	Type of Investment	Interest Rate	Percentage of Class Owned	Maturity Date	Principal Amount/ Shares(2)	Amortized Cost	Fair Value
1888 Industrial Services, LLC—Revolver(4)(5)(14) 41350 Country Road 33 Ault, CO 80610	Energy Equipment & Services	Senior Secured First Lien	3M L+5.00% (1.00% Floor)	—	9/30/2021	$2,376,238	$1,485,149	$1,485,149

1888 Industrial Services, LLC—Term A(4)(14) 41350 Country Road 33 Ault, CO 80610	Energy Equipment & Services	Senior Secured First Lien	3M L+5.00% (1.00% Floor)	—	9/30/2021	4,950,495	4,950,495	4,950,495

1888 Industrial Services, LLC—Term B(3)(4)(14) 41350 Country Road 33 Ault, CO 80610	Energy Equipment & Services	Senior Secured First Lien	3M L+8.00% PIK (1.00% Floor)	—	9/30/2021	12,304,681	6,530,574	9,228,511

1888 Industrial Services, LLC(4)(11)(14) 41350 Country Road 33 Ault, CO 80610	Energy Equipment & Services	Equity Interest	—	19.8%	—	11,880	—	119

4L Technologies Inc(6) 2700 West Higgins Road, Suite 100 Hoffman Estates, IL 60169	Technology Hardware, Storage & Peripherals	Senior Secured First Lien	3M L+4.50% (1.00% Floor)	—	5/8/2020	8,959,162	8,836,110	8,815,815

AP NMT Acquisition BV(6)(9)(10) De Boelelaan 7 Amsterdam, 1083HJ Netherlands	Media	Senior Secured Second Lien	3M L+9.00% (1.00% Floor)	—	8/22/2022	20,000,000	19,248,493	19,200,000

Bioplan USA, Inc. 1700 Broadway, 26th Floor New York, NY 10019	Containers & Packaging	Senior Secured First Lien	3M L+4.75% (1.00% Floor)	—	9/23/2021	7,352,731	7,080,193	6,985,095

Caelus Energy Alaska 03, LLC(6) 8401 North Central Expressway Dallas, TX 75225	Oil, Gas & Consumable Fuels	Senior Secured Second Lien	3M L+7.50% (1.25% Floor)	—	4/15/2020	24,266,667	23,525,773	24,024,000

CareerBuilder, LLC(6)(7) 200 N. LaSalle St. Suite 1100 Chicago, IL 60601	Professional Services	Senior Secured First Lien	3M L+6.75% (1.00% Floor)	—	7/27/2023	13,537,179	13,268,520	13,537,179

Cook & Boardman Group LLC(6) 3916 Westpoint Blvd Winston-Salem, NC 27103	Distributors	Senior Secured First Lien	2M L+5.75% (1.00% Floor)	—	10/17/2025	10,000,000	9,901,920	9,900,000

Deluxe Toronto Ltd.(6) 2400 West Empire Avenue Burbank, California 91504	Media	Senior Secured First Lien	3M L+5.50% (1.00% Floor)	—	12/7/2020	4,974,874	4,931,329	4,974,874

Exela Intermediate LLC 300 First Stamford Place Stamford, CT 06902	IT Services	Senior Secured First Lien	3M L+6.50% (1.00% Floor)	—	7/12/2023	5,429,936	5,483,082	5,429,936

Exela Intermediate LLC 300 First Stamford Place Stamford, CT 06902	IT Services	Senior Secured First Lien	Fixed 10.00%	—	7/15/2023	5,500,000	5,663,681	5,500,000

Fusion Connect Inc. 420 Lexington Avenue, Suite 1718 New York, NY 10170	Internet Software & Services	Senior Secured First Lien	3M L+7.50% (1.00% Floor)	—	5/4/2023	11,517,092	11,124,874	10,941,238

GEE Group, Inc.(6)(8) 184 Shuman Boulevard, Suite 420 Naperville, IL 60563	Professional Services	Senior Secured First Lien	2M L+18.00% (1.00% Floor)	—	3/31/2021	11,612,863	11,612,863	11,612,863

Infrastructure & Energy Alternatives, Inc.(6) 6325 Digital Way Suite 460 Indianapolis, IN 46278	Construction & Engineering	Senior Secured First Lien	3M L+6.25% (1.00% Floor)	—	11/4/2024	12,500,000	12,067,552	12,062,500

Description(1)	Industry	Type of Investment	Interest Rate	Percentage of Class Owned	Maturity Date	Principal Amount/ Shares(2)	Amortized Cost	Fair Value
Immucor, Inc.(6) 3130 Gateway Drive Norcross, GA 30071	Healthcare Equipment & Supplies	Senior Secured First Lien	3M L+5.00% (1.00% Floor)	—	6/15/2021	$7,387,500	$7,338,613	$7,461,375

Liberty Oilfield Services, LLC(6)(9) 950 17th Street, 20 Floor Denver, CO 80202	Energy Equipment & Services	Senior Secured First Lien	1M L+7.625% (1.00% Floor)	—	9/19/2022	6,383,750	6,285,315	6,383,750

Lionbridge Technologies, Inc.(3)(6) 1050 Winter Street, Suite 2300 Waltham, MA 02451	Commercial Services & Supplies	Senior Secured Second Lien	3M L+9.75% (1.00% Floor)	—	2/28/2025	12,000,000	11,800,627	12,000,000

Montreign Operating Company, LLC(6) 204 State Route 17B Monticello, NY 12701	Hotels, Restaurants & Leisure	Senior Secured First Lien	1M L+8.25% (1.00% Floor)	—	1/24/2023	13,133,574	13,211,906	12,214,224

PR Wireless, Inc.(5) Carretera 165 City View Plaza #48, Suite 700 Guaynabo, PR 00970-7891	Wireless Telecommunication Services	Senior Secured First Lien	3M L+5.25% (1.00% Floor)	—	6/27/2020	2,305,453	1,012,919	1,012,919

PR Wireless, Inc.(11) Carretera 165 City View Plaza #48, Suite 700 Guaynabo, PR 00970-7891	Wireless Telecommunication Services	Warrants	—	<1.00%	6/27/2024	201	1,374,009	—

Premiere Global Services, Inc.(6)(9) 3280 Peachtree Road NE Suite 1000 Atlanta, Georgia 30305	Diversified Telecommunication Services	Senior Secured First Lien	3M L+6.50% (1.00% Floor)	—	12/8/2021	10,444,897	9,820,433	9,191,509

Premiere Global Services, Inc.(6) 3280 Peachtree Road NE Suite 1000 Atlanta, Georgia 30305	Diversified Telecommunication Services	Senior Secured Second Lien	3M L+5.00% (1.00% Floor)	—	6/6/2022	15,000,000	14,665,954	12,750,000

ProFrac Services, LLC(6) 777 Main Street, Suite 3900 Fort Worth, Texas 76102	Energy Equipment & Services	Senior Secured First Lien	3M L+5.75% (1.00% Floor)	—	9/7/2023	7,481,250	7,411,970	7,406,438

Qualtek USA LLC(6) 1150 First Avenue, Suite 600 King of Prussia, PA 19406	Construction & Engineering	Senior Secured First Lien	3M L+5.75% (1.00% Floor)	—	7/18/2025	9,975,000	9,802,189	9,825,375

RPX Corporation(6) One Market Plaza, Suite 1100 San Francisco, CA 94105	Professional Services	Senior Secured First Lien	3M L+6.00%	—	6/7/2024	9,625,000	9,532,223	9,528,750

Sears Holding Company Delayed Draw(5) 3333 Beverly Road Hoffman Estates, IL 60179	Retail	Senior Secured Second Lien	3M L+10.00%	—	7/15/2019	10,000,000	2,083,721	2,078,571

Specialty Building Products Holdings LLC 2160 Satellite Boulevard, Suite 450 Duluth, GA 30097	Construction Materials	Senior Secured First Lien	3M L+5.75%	—	9/21/2025	10,000,000	9,853,681	9,850,000

Techniplas LLC N44W33341 Watertown Plank Rd. Nashotah, WI 53058	Auto Components	Senior Secured First Lien	Fixed 10.00%	—	5/1/2020	9,500,000	9,040,285	9,072,500

TouchTunes Interactive Networks, Inc.(6) 850 Third Avenue, Suite 15C New York, NY 10022	Media	Senior Secured Second Lien	1M L+8.25% (1.00% Floor)	—	5/27/2022	12,000,000	11,986,143	12,000,000

Trident USA Health Services, LLC— Holdco A Note 930 Ridgebrook Road 3rd FL Sparks, MD 21152	Health Care Providers & Services	Unsecured Debt	—	—	7/31/2020	2,426,201	—	—

Trident USA Health Services, LLC— Tranche A(3) 930 Ridgebrook Road 3rd FL Sparks, MD 21152	Health Care Providers & Services	Senior Secured Second Lien	3M L+10.00% PIK (1.25% Floor)	—	7/31/2020	2,673,422	2,494,097	—

Trident USA Health Services, LLC— Tranche B(3) 930 Ridgebrook Road 3rd FL Sparks, MD 21152	Health Care Providers & Services	Senior Secured Second Lien	3M L+10.00% PIK (1.25% Floor)	—	7/31/2020	21,443,958	20,021,280	—

U.S. Well Services, LLC(3)(7)(9) 770 South Post Oak Lane #405 Houston, TX 77056	Energy Equipment & Services	Equity Interest	—	3.9%	—	77,212	772,125	501,878

Description(1)	Industry	Type of Investment	Interest Rate	Percentage of Class Owned	Maturity Date	Principal Amount/ Shares(2)	Amortized Cost	Fair Value
ZeroChaos Parent, LLC(6) 420 South Orange Ave Suite 600 Orlando, FL 32801	Professional Services	Senior Secured Second Lien	3M L+8.25%(1.00% Floor)	— %	10/31/2023	$8,000,000	$7,880,872	$7,860,000

Zinc Acquisition Holdings, LP(6) 600 Printwood Drive Dickson, TN 37055	Chemicals	Senior Secured First Lien	3M L+10.00% (1.00% Floor)	—	9/30/2024	4,709,302	4,668,075	4,709,302

Zinc Acquisition Holdings, LP(12) 600 Printwood Drive Dickson, TN 37055	Chemicals	Equity Interest – Common Stock	—	1.46%	—	523	523,000	840,937

(1)

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

(2)	All investments are non-controlled and non-affiliated issuers unless otherwise noted. All investments are valued in good faith by the board of directors.
(3)	Principal amount includes capitalized PIK interest.
(4)	Effective 10/1/17, AAR Intermediate Holdings, LLC changed its name to 1888 Industrial Services, LLC.
(5)	Refer to Note 6 for more detail on the unfunded commitments.
(6)

A portion or all is held by the Company indirectly through CM Finance SPV Ltd. and pledged as collateral for the Total Return Swaps and pledged as collateral for the revolving credit facility held through UBS AG, London Branch.

(7)	Security, or a portion thereof, unsettled as of December 31, 2018.
(8)	First Lien Unitranche Last Out Investment, which accounts for 4.10% of our investment portfolio at fair value.
(9)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. Non-qualifying assets represent 10.31% of total assets.

(10)	A portfolio company domiciled in the Netherlands. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.
(11)	Securities are non-income producing.
(12)	CM Finance Inc’s investments in Zinc Acquisition Holdings, LP are held through its wholly owned subsidiary, Zinc Borrower Blocker, LLC.
(13)	Refer to Note 5 for more detail on the Total Return Swaps and the Embedded derivatives — Notes Payable.
(14)	As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of this portfolio company because it owns 5% or more of the portfolio company’s outstanding voting securities.

1M L    -    1 month LIBOR (2.52% as of December 31, 2018)

2M L    -    2 month LIBOR (2.62% as of December 31, 2018)

3M L    -    3 month LIBOR (2.80% as of December 31, 2018)

PIK      -     Payment-In-Kind

Set forth below is a brief description of each portfolio company in which the fair value of our investment represents greater than 5% of our total assets as of December 31, 2018:

1888 Industrial Services, LLC (“1888 Industrial Services”) provides field support services to oil and gas producers, drilling companies and midstream companies in the Denver- Julesburg Basin (“DJ Basin”). The Company builds, repairs, modifies and maintains oil and gas production equipment, sites, wells, and pipelines. In addition to general roustabout services, 1888 Industrial Services offers well site excavation and preparation services, facility construction, gathering system construction, electrical services, oil rig services, equipment rentals and hydro excavation and trucking services.

AP NMT Acquisition BV, also known as Endemol Shine, was established in 1994 and is comprised of more than 120 regional operating companies across all the world’s major markets. Endemol Shine is one of the world’s largest independent production companies and one of the world’s largest independent distributors of finished programming. Endemol produces content across a wide variety of genres including reality TV, game shows, entertainment, drama, comedy, and children’s entertainment. Endemol creates, produces and distributes premium content/ IP for the world’s major broadcasters and digital media platforms. Endemol has a library of over 2,800 formats which includes many iconic global hits such as Big Brother, Deal or No Deal, and The Money Drop, and airs on more than 275 channels around the world.

Caelus Energy Alaska 03 LLC (“Caelus”) is privately held independent exploration and production company that currently operates the Oooguruk field on the North Slope of Alaska. Caelus specializes in exploration, development, and production of oil and gas. Caelus is currently focused on the pursuit, identification, and development of strategic opportunities across Alaska, and beyond.

Caelus has announced a major discovery at Smith Bay, located about 150 miles west of Prudhoe Bay. Caelus estimates the prospect contains 6-10 billion barrels of oil in place, which would make it about the size of the Kuparuk River field. Caelus plans to drill an additional appraisal well and acquire additional 3-D seismic. In addition, Caelus has sanctioned the onshore Nuna oil development adjacent to Oooguruk and have acquired 350,000 acres of North Slope leases where we conducted two substantial 3-D seismic programs.

Lionbridge Technologies, Inc. The Company provides translation, online marketing, global content and testing solutions that ensure local relevancy, global brand consistency and technical usability across languages, platforms and geographies. Using its global program management expertise, innovative cloud technology platforms and its global crowd of more than 100,000 independent, qualified professionals, it enables hundreds of world-leading brands to effectively reach, engage and support their customers in local markets worldwide.

Premiere Global Services, Inc. (“Premiere Global”) was established in 1991 and is one of the world’s largest dedicated providers of collaboration software and services, and its broad portfolio of products has served the end-to-end collaboration needs of approximately 50,000 customers around the world, including 75% of the Fortune 100™. Premiere Global created iMeet®, an expanding portfolio of purpose-built applications designed to meet the daily collaboration and communications needs of business professionals, with solutions for web, video and audio conferencing, smart calendar management, webcasting, project management and sales productivity.

MANAGEMENT

Board of Directors and Its Leadership Structure

Our business and affairs are managed under the direction of our board of directors. The board of directors consists of six members, four of whom are not “interested persons” of the Adviser, or its affiliates as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our “independent directors.” The board of directors elects our officers, who serve at the discretion of the board of directors. The responsibilities of the board of directors include quarterly valuation of our assets, corporate governance activities, oversight of our financing arrangements and oversight of our investment activities.

Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The board of directors anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the board of directors’ risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the board of directors’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.

The board of directors has established an audit committee, a valuation committee, a nominating and corporate governance committee and a compensation committee, and may establish additional committees from time to time as necessary. The scope of the responsibilities assigned to each of these committees is discussed in greater detail below. Mr. Mauer serves as our Chairman of the Board and Chief Executive Officer and the Co-Chief Investment Officer of the Adviser. We believe that Mr. Mauer’s history with the Adviser, his familiarity with its investment platform, and his extensive knowledge of and experience in the financial services industry qualify him to serve as the Chairman of the Board.

The board of directors does not have a lead independent director. We are aware of the potential conflicts that may arise when a non-independent director is Chairman of the Board, but believe these potential conflicts are offset by our strong corporate governance practices. Our corporate governance practices include regular meetings of the independent directors in executive session without the presence of interested directors and management, the establishment of an audit committee, a valuation committee, a nominating and corporate governance committee and a compensation committee, each of which is comprised solely of independent directors, and the appointment of a Chief Compliance Officer, with whom the independent directors meet without the presence of interested directors and other members of management, for administering our compliance policies and procedures.

The board of directors believes that its leadership structure is appropriate in light of our characteristics and circumstances because the structure allocates areas of responsibility among the individual directors and the committees in a manner that affords effective oversight. Specifically, the board of directors believes that the relationship of Messrs. Mauer and Jansen with the Adviser provides an effective bridge between the board of directors and management, and encourages an open dialogue between management and our board of directors, ensuring that these groups act with a common purpose. The board of directors also believes that its small size creates an efficient governance structure that provides ample opportunity for direct communication and interaction among our management, the Adviser and the board of directors.

Board of Directors

We have adopted provisions in our articles of incorporation that divide our board of directors into three classes. At each annual meeting, directors will be elected for staggered terms of three years (other than the initial terms, which extend for up to three years), with the term of office of only one of these three classes of directors expiring each year. Each director will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualifies.

Information regarding the board of directors is as follows:

Name	Year of Birth	Position	Director Since	Term Expires
Interested Directors
Michael C. Mauer	1961	Chief Executive Officer and Chairman of the Board	2013	2019
Christopher E. Jansen	1959	President, Secretary and Director	2013	2021

Independent Directors
Keith Lee	1971	Director	2013	2020
Julie Persily	1965	Director	2013	2020
Robert Ryder	1960	Director	2013	2019
Robert Wagner	1962	Director	2013	2021

The address for each of our directors is c/o CM Finance Inc, 65 East 55th Street, 15th Floor, New York, NY 10022.

Executive Officers Who Are Not Directors

Information regarding our executive officers who are not directors is as follows:

Name	Year of Birth	Position
Rocco DelGuercio	1963	Chief Financial Officer, Chief Compliance Officer and Treasurer

The address for each of our executive officers is c/o CM Finance Inc, 65 East 55th Street, 15th Floor, New York, NY 10022.

Biographical Information

The board of directors will consider whether each of the directors is qualified to serve as a director, based on a review of the experience, qualifications, attributes and skills of each director, including those described below. The board of directors will also consider whether each director has significant experience in the investment or financial services industries and has held management, board or oversight positions in other companies and organizations. For the purposes of this presentation, our directors have been divided into two groups—independent directors and interested directors. Interested directors are “interested persons” as defined in the 1940 Act.

Independent Directors

Keith Lee serves as a member of our board of directors. Mr. Lee is the Chief Executive Officer of Feenix Venture Partners, LLC (“Feenix”), an investment firm that makes equity, debt and hybrid investments in small businesses that need growth capital. Prior to Feenix, Mr. Lee was a Partner and Managing Director in charge of Capital Markets at H/2 Capital Partners, a multi-billion dollar investment manager focused on commercial real estate related debt investments. He served on H/2’s Executive and Investment Committees. Mr. Lee has over 20 years of experience working with global financial institutions on the buy and sell side. Prior to H/2, Mr. Lee was a Managing Director and Head of Structured Financing-Americas at UBS Investment Bank. He also held senior positions at Goldman Sachs and Lehman Brothers in principal funding and investments and as head of US CLO Origination. Mr. Lee has an MBA from the University of Chicago, Booth School of Business and a BA in Economics and Philosophy from Knox College and serves on Knox’s board of trustees. We believe Mr. Lee’s extensive experience with financial institutions and his knowledge of capital markets and structured financing brings important and valuable skills to our board of directors.

Julie Persily serves as a member of our board of directors. Ms. Persily has also served as a director of Runway Growth Credit Fund Inc., a private closed-end management investment company that has elected to be regulated as a BDC, since 2016; and SEACOR Marine Holdings Inc. (NYSE: SMHI), a global marine and support transportation services company, since April 2018. Ms. Persily retired in 2011 after serving as the Co-Head of Leveraged Finance and Capital Markets of Nomura Securities North America, a unit of Nomura Holdings Inc. (NYSE: NMR), a securities and investment banking company, since July 2010. Ms. Persily previously served in various capacities at Citigroup Inc. (NYSE: C), a financial services company, including as the Co-Head of the Leveraged Finance Group from December 2006 to November 2008, the Head of Acquisition Finance Group from December 2001 to November 2006 and as Managing Director from July 1999 to November 2001. From 1990 to 1999, Ms. Persily served in various capacities including as a Managing Director, Leveraged Finance at BT Securities Corp., a financial services company and a subsidiary of Bankers Trust Corp., which was acquired by Deutsche Bank in April 1999. From 1987 to 1989, Ms. Persily served as an analyst at Drexel Burnham Lambert, a securities and investment banking company. Ms. Persily received a B.A. in psychology and economics from Columbia College and a M.B.A in financing and accounting from Columbia Business School. We believe Ms. Persily’s extensive experience with structuring, negotiating and marketing senior loans, high yield and mezzanine financings brings important and valuable skills to our board of directors.

Robert Ryder serves as a member of our board of directors. Mr. Ryder currently serves as the chief executive officer of Horsepower Advisors, a consulting company focused on improving business performance. Mr. Ryder previously served from 2007 to July 2015 as Executive Vice President and Chief Financial Officer of Constellation Brands, Inc. (NYSE: STZ), a wine, beer and spirits company. From 2005 to 2006, Mr. Ryder served as Executive Vice President and Chief Financial and Administrative Officer of IMG, an international sports marketing and media company. From 2002 to 2005, Mr. Ryder was Senior Vice President and Chief Financial Officer of American Greetings Corporation (NYSE: AM), a publicly traded, multinational consumer products company. From 1989 to 2002, Mr. Ryder held several management positions of increasing responsibility with PepsiCo, Inc (NYSE: PEP). These included control, strategic planning, mergers and acquisitions, CFO and Controller positions serving at PepsiCo’s corporate headquarters and at its Frito-Lay International and Frito-Lay North America divisions. Mr. Ryder began his career at Price Waterhouse & Co., where he left as a manager in 1989. Mr. Ryder received a B.S. in Accounting from the University of Scranton and is a certified public accountant. We believe Mr. Ryder’s extensive experience with public companies, public boards and knowledge of accounting and public company regulatory issues brings important and valuable skills to our board of directors.

Robert Wagner serves as a member of our board of directors. In recent years, Mr. Wagner has been a self-employed management consultant, working closely with client management on company strategy, financing, investor relations and compensation policies since 2013. In February 2012, Mr. Wagner retired from Silver Point Capital, L.P., a credit opportunity hedge fund, where he had served as a senior management leader and operating committee member and Director of Marketing and Investor Relations since May 2006. While at Silver Point Capital, L.P., Mr. Wagner ran its Global Markets team, a deal-sourcing and relationship development team, and served on the firm’s private-side, direct lending investment committee. From 1999 to 2005, Mr. Wagner served as a Managing Director and a senior leader in the fixed income division at Goldman, Sachs & Co. (NYSE: GS), a global investment banking, securities and investment management firm. From 1993 to 1999, Mr. Wagner served as a Managing Director and team leader of the leveraged loan capital markets group at BT Securities Corp., a financial services company and a subsidiary of Bankers Trust Corp., which was acquired by Deutsche Bank in April 1999. Mr. Wagner served in a similar capacity at Bank of America from 1989 to 1993. Mr. Wagner has also served as a director of the Loan Syndication & Trading Association on multiple occasions, most recently from 2006 to 2010. Mr. Wagner received a B.B.A. in Finance and Accounting from the University of Michigan and an M.S. in Journalism from Columbia University—Graduate School of Journalism. We believe Mr. Wagner’s extensive experience in deal-sourcing, investor relations and credit underwriting brings important and valuable skills to our board of directors.

Interested Directors

Michael C. Mauer has served as our Chief Executive Officer and Chairman of our board of directors and as Co-Chief Investment Officer of CM Investment Partners LLC (our “Adviser”) since February 2014. Mr. Mauer has also served as Chairman and Chief Executive Officer of CM Credit Opportunities BDC I Inc., a private closed-end management investment company that intends to elect to be regulated as a business development company (“BDC”), since 2017. From January 2012 to February 2014, Mr. Mauer served as the Managing Partner and Co-Chief Investment Officer of CM Investment Partners, LP. Mr. Mauer is also a member of our Adviser’s investment committee and board of managers. Mr. Mauer served as a Senior Managing Director and head of the leveraged loan effort at Cyrus Capital Partners, L.P. (“Cyrus Capital”) from September 2011 to February 2014. Mr. Mauer resigned from Cyrus Capital upon our election to be regulated as a BDC. From July 2009 to September 2010, Mr. Mauer worked for Icahn Capital where he was a Senior Managing Director and a member of the investment team. In addition, he was in charge of the firm’s Marketing and Investor Relations. Prior to that, Mr. Mauer was a Managing Director at Citigroup Inc. (NYSE: C), a financial services company, from 2001 to 2009. During that time he led several businesses including Global Co-Head of Leveraged Finance and Global Co-Head of Fixed Income Currency and Commodity Distribution. In addition, during this period he was a senior member of Citigroup Inc.’s credit committee responsible for all underwriting and principal commitments of leveraged finance capital worldwide. From 1988 to 2001, Mr. Mauer held several positions at JPMorgan including Head of North American Investment Grade and Leverage Loan Syndicate, Sales and Trading businesses. Mr. Mauer began his career in 1982 at Price Waterhouse & Co., where he was a Senior Accountant and a C.P.A. Mr. Mauer received a B.S. from the University of Scranton and an M.B.A. from Columbia University. We believe Mr. Mauer’s extensive investing, finance, and restructuring experience bring important and valuable skills to our board of directors.

Christopher E. Jansen has served as our President, Secretary and a member of our board of directors and as Co-Chief Investment Officer of our Adviser since February 2014. Mr. Jansen has also served as President and Secretary of CM Credit Opportunities BDC I Inc., a private closed-end management investment company that intends to elect to be regulated as a BDC, since 2017. From June 2012 to February 2014, Mr. Jansen served as a Partner and Co-Chief Investment Officer of CM Investment Partners, LP. Mr. Jansen is also a member of our Adviser’s investment committee and board of managers. Mr. Jansen also served as a Senior Managing Director at Cyrus Capital from April 2012 to February 2014. Mr. Jansen resigned from Cyrus Capital upon our election to be regulated as a BDC. Formerly, Mr. Jansen was a senior advisor at Sound Harbor Partners from April 2011 to March 2012. Prior to that, Mr. Jansen was a founding Managing Partner and Senior Portfolio Manager for Stanfield Capital Partners from inception in 1998 until the sale of the company in 2010. As a member of Stanfield Capital Partners’ Management Committee, Mr. Jansen was involved in planning the strategic direction of the firm. Additional responsibilities included the oversight and administration of the investment process and the implementation of portfolio management procedures of the company’s Collateralized Loan Obligation and bank loan businesses. During his tenure at Stanfield, Jansen was responsible for the management of 15 different portfolios aggregating in excess of $7 billion in assets. These portfolios were comprised of large corporate loans, middle-market loans, second lien loans, high yield bonds and structured finance securities. Prior to Stanfield Capital Partners, Mr. Jansen was Managing Director and Portfolio Manager at Chancellor Senior Secured Management from 1990 to 1998. While at Chancellor, Jansen was responsible for the management of 11 different portfolios aggregating in excess of $4 billion in assets. These portfolios were comprised of large corporate loans, middle-market loans and second lien loans. From 1983 to 1990, Mr. Jansen held various positions at Manufacturers Hanover Trust Company, including as Vice President in the Bank’s Acquisition Finance Group and LBO Management Group. Mr. Jansen received a B.A. from Rutgers College and a M.M. from the Kellogg School of Management at Northwestern University. We believe Mr. Jansen’s extensive investing, finance, and restructuring experience bring important and valuable skills to our board of directors.

Executive Officers Who Are Not Directors

Rocco DelGuercio has served as our Chief Financial Officer and Treasurer since June 2016 and as our Chief Compliance Officer since September 2016. Mr. DelGuercio has also served as Chief Financial Officer, Chief Compliance Officer, and Treasurer of CM Credit Opportunities BDC I Inc., a private closed-end management investment company that intends to elect to be regulated as a BDC, since 2017. Mr. DelGuercio has also served as Chief Financial Officer of our Adviser since June 2016 and as Chief Compliance Officer of our Adviser since September 2016. Mr. DelGuercio spent over 10 years at Credit Suisse Assets Management and served in various capacities, including as Chief Financial Officer and Treasurer of Credit Suisse Park View BDC, Inc., a BDC, and Credit Suisse Asset Management Income Fund Inc. and Credit Suisse High Yield Bond Fund, each a closed-end management investment company. Mr. DelGuercio also served as the Chief Financial Officer and Treasurer of ten open-end management investment companies managed by Credit Suisse Assets Management. From February 2012 to April 2013, Mr. DelGuercio was an independent contractor consulting for a 12 billion dollar money manager and a large global service provider. Prior to that, Mr. DelGuercio served as Director of Legg Mason & Co., LLC from March 2004 to January 2012. Mr. DelGuercio earned a B.A. in Liberal Arts from The College of Staten Island, a B.A. in Business from Chadwick University and an M.B.A. in Finance from New York Institute of Technology.

Board Meetings

Our Board met six times during the fiscal year ended June 30, 2018. Each director attended at least 75% of the total number of meetings of the Board and committees on which the director served that were held while the director was a member. The Board’s standing committees are set forth below. We require each director to make a diligent effort to attend all Board and committee meetings, as well as each Annual Meeting of Stockholders. All of our directors attended our 2017 Annual Meeting of Stockholders.

Audit Committee

The members of the Audit Committee are Mr. Lee, Ms. Persily, Mr. Ryder and Mr. Wagner, each of whom is independent for purposes of the 1940 Act and NASDAQ corporate governance regulations. Mr. Ryder serves as chairman of the Audit Committee. Our Board has determined that Mr. Ryder is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K of the Securities Act. The Board has adopted a charter of the Audit Committee, which is available in print to any stockholder who requests it and it is also available on the Company’s website at www.cmfn-inc.com. The Audit Committee met five times during the fiscal year ended June 30, 2018.

The Audit Committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls.

Compensation Committee

The members of the Compensation Committee are Mr. Lee, Ms. Persily, Mr. Ryder and Mr. Wagner, each of whom is independent for purposes of the 1940 Act and the NASDAQ corporate governance regulations. Ms. Persily serves as chairperson of the Compensation Committee. The Compensation Committee is responsible for overseeing our compensation policies generally, evaluating executive officer performance, overseeing and setting compensation for our directors and, as applicable, our executive officers and, as applicable, preparing the report on executive officer compensation that SEC rules require to be included in our annual proxy statement. Currently, none of our executive officers is compensated by us, and as such, the compensation committee is not required to produce a report on executive officer compensation for inclusion in our annual proxy statement.

The Compensation Committee has the sole authority to retain and terminate any compensation consultant assisting the Compensation Committee, including sole authority to approve all such compensation consultants’ fees and other retention terms. The Compensation Committee may delegate its authority to subcommittees or the chairperson of the Compensation Committee when it deems appropriate and in our best interests.

The Compensation Committee met one time during the fiscal year ended June 30, 2018.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Mr. Lee, Ms. Persily, Mr. Ryder and Mr. Wagner, each of whom is independent for purposes of the 1940 Act and the NASDAQ corporate governance regulations. Mr. Lee serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.

The Nominating and Corporate Governance Committee will consider nominees to the Board recommended by a stockholder if such stockholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a stockholder who wishes to nominate a person for election as a director at a meeting of stockholders must deliver written notice to our corporate secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a director by a stockholder, such potential nominee must deliver to our corporate secretary a written questionnaire providing the requested information about the background and qualifications of such person, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines.

The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying individuals for election as members of the Board, but the committee will consider such factors as it may deem are in our best interests and those of our stockholders. Those factors may include a person’s differences of viewpoint, professional experience, education and skills, as well as his or her race, gender and national origin. In addition, as part of the board’s annual self-assessment, the members of the Nominating and Corporate Governance Committee will evaluate the membership of the Board and whether the board maintains satisfactory policies regarding membership selection.

A charter of the Nominating and Corporate Governance Committee is available in print to any stockholder who requests it, and it is also available on the Company’s website at www.cmfn-inc.com. The Nominating and Corporate Governance Committee met one time during the fiscal year ended June 30, 2018.

Valuation Committee

The Valuation Committee is composed of Mr. Lee, Ms. Persily, Mr. Ryder and Mr. Wagner, each of whom is not an interested person for purposes of the 1940 Act and is independent for purposes of the NASDAQ corporate governance regulations. Mr. Wagner serves as the chairman of the Valuation Committee. The Valuation Committee is responsible for aiding our board of directors in fair value pricing of our debt and equity investments that are not publicly traded or for which current market values are not readily available. The Board and the Valuation Committee utilize the services of an independent valuation firm to help them determine the fair value of these securities. The Board has engaged an independent valuation firm to review, on a periodic basis, at least once annually, the valuation for each of our Level 3 investments. We invest primarily in investments classified as Level 3. The Board, including the members of the Valuation Committee, also meet with the independent valuation firm periodically review the methodology of the independent valuation firm. The Valuation Committee reviews subsequent transactions to test the accuracy of the independent valuation firm’s valuations. The Valuation Committee met four times during the fiscal year ended June 30, 2018.

Compensation of Directors

The following table shows information regarding the compensation received by our independent directors for the fiscal year ended June 30, 2018. No compensation is paid to directors who are “interested persons” for their service as directors.

Name	Aggregate Cash Compensation from CM Finance Inc(1)	Total Compensation from CM Finance Inc Paid to Director(1)
Interested Directors
Michael C. Mauer	$—	$—
Christopher E. Jansen	$—	$—
Independent Directors
Keith Lee	$97,500	$97,500
Julie Persily	$97,500	$97,500
Robert Ryder	$102,500	$102,500
Robert Wagner	$97,500	$97,500

(1)	For a discussion of the independent directors’ compensation, see below. We do not have a profit-sharing or retirement plan, and directors do not receive any pension or retirement benefits.

The independent directors receive an annual fee of $75,000. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular board of directors meeting and each special telephonic meeting. They also receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and each telephonic committee meeting. The chair of the Audit Committee receives an annual fee of $7,500. The chairs of the Valuation Committee, the Nominating and Corporate Governance Committee and the Compensation Committee receive an annual fee of $2,500, $2,500 and $2,500, respectively. We have obtained directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option of having their directors’ fees paid in shares of our common stock issued at a price per share equal to the greater of NAV or the market price at the time of payment. No compensation is paid to directors who are “interested persons” for their service as directors.

Corporate Governance

Corporate Governance Documents

We maintain a corporate governance webpage at the “Investor Relations” link at www.cmfn-inc.com.

Our Corporate Governance Procedures, Code of Ethics and Business Conduct, Code of Ethics and Board committee charters are available at our corporate governance webpage at www.cmfn-inc.com and are also available to any stockholder who requests them by writing to our Secretary, Christopher E. Jansen, at CM Finance Inc, 65 East 55th Street, 15th Floor, New York, NY 10022.

Director Independence

In accordance with rules of NASDAQ, the Board annually determines the independence of each director. No director is considered independent unless the Board has determined that he or she has no material relationship with the Company. The Company monitors the status of its directors and officers through the activities of the Nominating and Corporate Governance Committee and through a questionnaire to be completed by each director no less frequently than annually, with updates periodically if information provided in the most recent questionnaire has changed.

In order to evaluate the materiality of any such relationship, the Board uses the definition of director independence set forth in the NASDAQ listing rules. Section 5605 provides that a director of a BDC shall be considered to be independent if he or she is not an “interested person” of the Company, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company or our Adviser.

The Board has determined that each of the directors is independent and has no relationship with the Company, except as a director and stockholder of the Company, with the exception of Messrs. Mauer and Jansen, who are interested persons of the Company due to their positions as officers of the Company and as officers of our Adviser.

Annual Evaluation

Our directors perform an evaluation, at least annually, of the effectiveness of the Board and its committees. This evaluation includes an annual questionnaire and Board and Board committee discussion.

Communication with the Board

We believe that communications between our Board, our stockholders and other interested parties are an important part of our corporate governance process. Stockholders with questions about the Company are encouraged to contact the Company’s Investor Relations department at (212) 257-5199. However, if stockholders believe that their questions have not been addressed, they may communicate with the Company’s Board by sending their communications to CM Finance Inc 65 East 55th Street, 15th Floor, New York, NY 10022, Attn.: Board of Directors. All stockholder communications received in this manner will be delivered to one or more members of the Board.

All communications involving accounting, internal accounting controls and auditing matters, possible violations of, or non-compliance with, applicable legal and regulatory requirements or policies, or retaliatory acts against anyone who makes such a complaint or assists in the investigation of such a complaint, will be referred to our Audit Committee.

The acceptance and forwarding of a communication to any director does not imply that the director owes or assumes any fiduciary duty to the person submitting the communication, all such duties being only as prescribed by applicable law.

Code of Business Conduct and Ethics

Our code of ethics, which is signed by directors and executive officers of the Company, requires that directors and executive officers avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and the interests of the Company. Pursuant to the code of ethics, which is available on our website under the “Investor Relations” link at www.cmfn-inc.com, each director and executive officer must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to the Audit Committee. Certain actions or relationships that might give rise to a conflict of interest are reviewed and approved by the Board.

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee are independent directors and none of the members is a present or past employee of the Company. No member of the Compensation Committee: (i) has had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended; or (ii) is an executive officer of another entity, at which one of our executive officers serves on the Board.

Investment Committee and Portfolio Management

The Adviser’s investment committee consists of Messrs. Mauer, Jansen, Muns and Nitka. Stifel has appointed Mr. Nitka to the Adviser’s investment committee as its designee. The investment committee of the Adviser meets regularly to consider our investments, direct our strategic initiatives and supervise the actions taken by the Adviser on our behalf. Every initial investment requires approval by a majority of the Adviser’s investment committee and such majority must include both Messrs. Mauer and Jansen. Every follow-on investment decision in an existing portfolio company and every investment disposition require approval by at least a majority of the Adviser’s investment committee. The investment committee also monitors the performance of our investment portfolio. After the completion of this offering, the Adviser may increase the size of its investment committee from time to time.

In addition, temporary investments, such as those in cash equivalents, U.S. government securities and other high quality debt investments that mature in one year or less, may require approval by the investment committee. The day-to-day management of investments approved by the investment committee will be overseen by Messrs. Mauer and Jansen. Biographical information with respect to Messrs. Mauer and Jansen is set out under “—Biographical Information—Interested Directors.”

The members of the investment committee, receive compensation by the Adviser that includes an annual base salary, an annual individual performance bonus, contributions to 401(k) plans, and a portion of the incentive fee earned in connection with their services.

Executive Compensation

None of our executive officers receive compensation from us. Each of Messrs. Mauer and Jansen has a direct ownership and financial interest in, and may receive compensation and/or profit distributions from, the Adviser. None of Mr. Mauer, Mr. Jansen, Mr. Muns or Mr. Nitka receives any direct compensation from us. See “Related Party Transactions and Certain Relationships.” Rocco DelGuercio, our Chief Financial Officer, Treasurer and Chief Compliance Officer, is paid by the Adviser, as our administrator, subject to reimbursement by us of an allocable portion of such compensation for services rendered by Mr. DelGuercio to us. To the extent that the Adviser outsources any of its functions we will pay the fees associated with such functions on a direct basis without profit to the Adviser.

MANAGEMENT AGREEMENTS

The Adviser was formed in July 2013 and is registered as an investment adviser under the Advisers Act.

Investment Advisory Agreement

Subject to the overall supervision of our board of directors and in accordance with the 1940 Act, the Adviser will manage our day-to-day operations and provide investment advisory services to us. Under the terms of the Investment Advisory Agreement, the Adviser:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make;

•	executes, closes, services and monitors the investments we make;

•	determines the securities and other assets that we will purchase, retain or sell;

•	performs due diligence on prospective portfolio companies; and

•	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Pursuant to the Investment Advisory Agreement, we have agreed to pay the Adviser a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee will ultimately be borne by our stockholders.

Management Fee

The base management fee is calculated at an annual rate of 1.75% of our gross assets, including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents. For services rendered under the Investment Advisory Agreement, the base management fee is payable quarterly in arrears. The base management fee is calculated based on the average value of our gross assets, excluding cash and cash equivalents, at the end of the two most recently completed calendar quarters. Base management fees for any partial month or quarter will be appropriately pro-rated.

Incentive Fee

We will pay the Adviser an incentive fee. Incentive fees are calculated as below and payable quarterly in arrears (or, upon termination of the Investment Advisory Agreement, as of the termination date). The incentive fee, which provides the Adviser with a share of the income that it generates for us, has two components, ordinary income and capital gains, calculated as follows:

The ordinary income component is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding calendar quarter, subject to a total return requirement and deferral of non-cash amounts, and is 20.0% of the amount, if any, by which our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets attributable to our common stock, for the immediately preceding calendar quarter, exceeds a 2.0% (which is 8.0% annualized) hurdle rate and a “catch-up” provision measured as of the end of each calendar quarter. Under this provision, in any calendar quarter, the Adviser receives no incentive fee until our pre-incentive fee net investment income equals the hurdle rate of 2.0%, but then receives, as a “catch-up,” 100% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than 2.5% (which is 10.0% annualized). The effect of the “catch-up” provision is that, subject to the total return and deferral provisions discussed below, if pre-incentive fee net investment income exceeds 2.5% in any calendar quarter, the Adviser receives 20.0% of our pre-incentive fee net investment income as if a hurdle rate did not apply. For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial assistance and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the Administration Agreement and any interest expense and any distributions paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. The foregoing incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s pre-incentive fee net investment income is payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. In other words, any ordinary income incentive fee that is payable in a calendar quarter is limited to the lesser of (i) 20.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 2.0% hurdle, subject to the “catch-up” provision, and (ii) (x) 20.0% of the cumulative net increase in net assets resulting from operations for the then current and 11 preceding calendar quarters minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the amount, if positive, of the sum of pre-incentive fee net investment income, realized gains and losses and unrealized appreciation and depreciation of the Company for the then current and 11 preceding calendar quarters. In addition, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to the Adviser only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such accounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possible elimination of the incentive fees for such quarter. Notwithstanding any such incentive fee reduction or elimination, there is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle, and there is no delay of payment if prior quarters are below the quarterly hurdle.

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a quarter where we incur a loss, subject to the total return requirement and deferral of non-cash amounts. For example, if we receive pre-incentive fee net investment income in excess of the quarterly minimum hurdle rate, we would pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and unrealized capital losses. Our net investment income used to calculate this component of the incentive fee is also included in the amount of our gross assets used to calculate the 1.75% base management fee. These calculations are appropriately prorated for any period of less than three months and adjusted for any share issuances or repurchases during the current quarter.

The following is a graphic representation of the calculation of the income-related portion of the incentive fee:

Quarterly Incentive Fee Based on Net Investment Income

Pre-incentive Fee Net Investment Income

(expressed as a percentage of the value of net assets)

Percentage of Pre-incentive Fee Net Investment Income

Allocated to Income-Related Portion of Incentive Fee

The capital gains component of the incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing on December 31, 2014, and is equal to 20.0% of our cumulative aggregate realized capital gains from inception through the end of that calendar year, computed net of our aggregate cumulative realized capital losses and our aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gains incentive fees, provided that the incentive fee determined as of December 31, 2014 will be calculated for a period of shorter than twelve calendar months to take into account any realized capital gains computed net of all realized capital losses and unrealized capital depreciation for the period ending December 31, 2014. If such amount is negative, then no capital gains incentive fee will be payable for such year. Additionally, if the Investment Advisory Agreement is terminated as of a date that is not a calendar year end, the termination date will be treated as though it were a calendar year end for purposes of calculating and paying the capital gains incentive fee.

Under GAAP, we calculate the capital gains component of the incentive fee as if we had realized all assets at their fair values as of the reporting date. Accordingly, we accrue a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of the provisional capital gains incentive fee accrued at a reporting date may vary from the capital gains incentive that is ultimately realized and the differences could be material.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee before Total Return Requirement Calculation:

Alternative 1

Assumptions

Investment income (including interest, dividends, fees, etc.) = 1.25%

Hurdle rate(1) = 2.0%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses) = 0.6125%

Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no income-related incentive fee.

Alternative 2

Assumptions

Investment income (including interest, dividends, fees, etc.) = 2.9%

Hurdle rate(1) = 2.0%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses) = 2.2625%

Incentive fee = 100% × Pre-incentive fee net investment income (subject to “catch-up”)(4) = 100% × (2.2625% – 2.0%) = 0.2625%

Pre-incentive fee net investment income exceeds the hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the income related portion of the incentive fee is 0.2625%.

Alternative 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 2.0%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses) = 2.8625%

Incentive fee = 100% × Pre-incentive fee net investment income (subject to “catch-up”)(4)

Incentive fee = 100% × “catch-up” + (20.0% × (Pre-Incentive Fee Net Investment Income –2.5%))

“Catch-up” = 2.5% – 2.0% = 0.5%

Incentive fee = (100% × 0.5%) + (20.0% × (2.8625% – 2.5%)) = 0.5% + (20.0% × 0.3625%) = 0.5% + 0.725% = 0.5725%

Pre-incentive fee net investment income exceeds the hurdle rate, and fully satisfies the “catch-up” provision, therefore the income related portion of the incentive fee is 0.5725%.

(1)	Represents 8.0% annualized hurdle rate.
(2)	Represents 1.75% annualized base management fee.
(3)	Excludes organizational and offering expenses.
(4)

The “catch-up” provision is intended to provide the Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.5% in any fiscal quarter.

Example 2: Income Portion of Incentive Fee with Total Return Requirement Calculation:

Alternative 1:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 2.0%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses) = 2.8625%

Cumulative incentive compensation accrued and/or paid for preceding 11 calendar quarters = $9,000,000

20.0% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $8,000,000

Although our pre-incentive fee net investment income exceeds the hurdle rate of 2.0% (as shown in Alternative 3 of Example 1 above), no incentive fee is payable because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters did not exceed the cumulative income and capital gains incentive fees accrued and/or paid for the preceding 11 calendar quarters.

Alternative 2:

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.5%

Hurdle rate(1) = 2.0%

Management fee(2) = 0.4375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.2%

Pre-incentive fee net investment income

(investment income – (management fee + other expenses) = 2.8625%

Cumulative incentive compensation accrued and/or paid for preceding 11 calendar quarters = $9,000,000

20.0% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $10,000,000

Because our pre-incentive fee net investment income exceeds the hurdle rate of 2.0% and because 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters exceeds the cumulative income and capital gains incentive fees accrued and/or paid for the preceding 11 calendar quarters, an incentive fee would be payable, as shown in Alternative 3 of Example 1 above.

(1)	Represents 8.0% annualized hurdle rate.
(2)	Represents 1.75% annualized base management fee.
(3)	Excludes organizational and offering expenses.
(4)

The “catch-up” provision is intended to provide the Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.5% in any fiscal quarter.

Example 3: Capital Gains Portion of Incentive Fee(*):

Alternative 1:

Assumptions

Year 1: $2.0 million investment made in Company A (“Investment A”), and $3.0 million investment made in Company B (“Investment B”)

Year 2: Investment A sold for $5.0 million and fair market value (“FMV”) of Investment B determined to be $3.5 million

Year 3: FMV of Investment B determined to be $2.0 million

Year 4: Investment B sold for $3.25 million

The capital gains portion of the incentive fee would be:

Year 1: None

Year 2: Capital gains incentive fee of $0.6 million—($3.0 million realized capital gains on sale of Investment A multiplied by 20.0%)

Year 3: None—$0.4 million (20.0% multiplied by ($3.0 million cumulative capital gains less $1.0 million cumulative capital depreciation)) less $0.6 million (previous capital gains fee paid in Year 2)

Year 4: Capital gains incentive fee of $50,000—$0.65 million ($3.25 million cumulative realized capital gains multiplied by 20%) less $0.6 million (capital gains incentive fee taken in Year 2)

Alternative 2

Assumptions

Year 1: $2.0 million investment made in Company A (“Investment A”), $5.25 million investment made in Company B (“Investment B”) and $4.5 million investment made in Company C (“Investment C”)

Year 2: Investment A sold for $4.5 million, FMV of Investment B determined to be $4.75 million and FMV of Investment C determined to be $4.5 million

Year 3: FMV of Investment B determined to be $5.0 million and Investment C sold for $5.5 million

Year 4: FMV of Investment B determined to be $6.0 million

Year 5: Investment B sold for $4.0 million

The capital gains incentive fee, if any, would be:

Year 1: None

Year 2: $0.4 million capital gains incentive fee—20.0% multiplied by $2.0 million ($2.5 million realized capital gains on Investment A less $0.5 million unrealized capital depreciation on Investment B)

Year 3: $0.25 million capital gains incentive fee(1)—$0.65 million (20.0% multiplied by $3.25 million ($3.5 million cumulative realized capital gains less $0.25 million unrealized capital depreciation)) less $0.4 million capital gains incentive fee received in Year 2

Year 4: Capital gains incentive fee of $50,000—$0.7 million ($3.5 million cumulative realized capital gains multiplied by 20.0%) less $0.65 million cumulative capital gains incentive fee paid in Year 2 and Year 3

Year 5: None—$0.45 million (20.0% multiplied by $2.25 million (cumulative realized capital gains of $3.5 million less realized capital losses of $1.25 million)) less $0.7 million cumulative capital gains incentive fee paid in Year 2, Year 3 and Year 4(2)

*

The hypothetical amounts of returns shown are based on a percentage of our total net assets and assume no leverage. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in this example.

(1)

As illustrated in Year 3 of Alternative 1 above, if a portfolio company were to be wound up on a date other than its fiscal year end of any year, it may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if such portfolio company had been wound up on its fiscal year end of such year.

(2)

As noted above, it is possible that the cumulative aggregate capital gains fee received by the Adviser ($0.70 million) is effectively greater than $0.45 million (20% of cumulative aggregate realized capital gains less net realized capital losses or net unrealized depreciation ($2.25 million)).

Payment of Our Expenses

The base management fee and incentive compensation remunerates the Adviser for work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other out-of-pocket costs and expenses of our operations and transactions, including, without limitation, those relating to:

•	our organization, the formation transactions and this offering;

•	calculating our net asset value (including the cost and expenses of any independent valuation firm);

•

fees and expenses payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies or otherwise relating to, or associated with, evaluating and making investments;

•	interest payable on debt, if any, incurred to finance our investments and expenses related to unsuccessful portfolio acquisition efforts;

•	other offerings of our common stock and other securities;

•

administration fees and expenses, if any, payable under the Administration Agreement (including our allocable portion of the Adviser’s overhead in performing its obligations under the Administration Agreement, including rent and the allocable portion of the cost of our chief compliance officer, chief financial officer and his respective staff’s compensation and compensation-related expenses);

•	transfer agent, dividend agent and custodial fees and expenses;

•	costs associated with our reporting and compliance obligations under the 1940 Act, as amended, and other applicable federal and state securities laws, and stock exchange listing fees;

•	fees and expenses associated with independent audits and outside legal costs;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of any reports, proxy statements or other notices to or communications and meetings with stockholders;

•	costs associated with investor relations;

•	costs and fees associated with any fidelity bond, directors and officers/errors and omissions liability insurance, and any other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff; and

•	all other expenses incurred by us or the Adviser in connection with administering our business.

Duration and Termination

Unless terminated earlier as described below, the Investment Advisory Agreement will remain in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, if also approved by a majority of our directors who are not “interested persons.” The Investment Advisory Agreement automatically terminates in the event of its assignment, as defined in the 1940 Act, by the Adviser and may be terminated by either party without penalty upon not less than 60 days’ written notice to the other. The holders of a majority of our outstanding voting securities may also terminate the Investment Advisory Agreement without penalty upon 60 days’ written notice.

Indemnification

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement, the Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as the Adviser.

Board Approval of the Investment Advisory Agreement

Our board of directors approved the Investment Advisory Agreement at its first meeting, held on October 8, 2013, which became effective in February 2014. At a meeting of our board of directors held in November 2018, our board of directors, including a majority of the independent directors, approved the annual continuation of the Investment Advisory Agreement. In its consideration of the Investment Advisory Agreement, the board of directors reviewed a significant amount of information and considered, among other things: (a) the nature, quality and extent of the advisory and other services to be provided to us by our Adviser; (b) comparative data with respect to advisory fees or similar expenses paid by other business development companies with similar investment objectives; (c) any existing and potential sources of indirect income to our Adviser from its relationships with us and the profitability of those relationships; (d) information about the services to be performed and the personnel performing such services under the Investment Advisory Agreement; (e) the organizational capability and financial condition of our Adviser; and (f) various other factors.

In voting to approve the Investment Advisory Agreement, our board of directors, including all of the directors who are not “interested persons,” of the Company, made the following conclusions:

•

Nature, Extent and Quality of Services. Our board of directors considered the nature, extent and quality of the advisory and other services to be provided by the Adviser, including the investment performance of the Investment Team. Our board of directors also considered the investment selection process expected to be employed by the Adviser, including the flow of transaction opportunities resulting from the Investment Team’s significant experience in structuring strategic capital for business expansion, refinancings, capital restructuring, post-reorganization financing and servicing the general corporate needs of middle-market companies; the employment of the Adviser’s investment philosophy, diligence procedures, credit recommendation process, investment structuring, and ongoing relationships with and monitoring of portfolio companies, in light of the investment objective of the Company. Our board of directors also considered the Adviser’s personnel and their prior experience in connection with the types of investments made by us, including such personnel’s corporate relationships and relationships with private equity firms, investment banks, restructuring advisors, law firms, boutique advisory firms and distressed/specialty lenders. In addition, our board of directors considered the other terms and conditions of the Investment Advisory Agreement, including the fact that we have the ability to terminate the Investment Advisory Agreement without penalty upon 60 days’ notice to the Adviser. As a result, our board of directors determined that the substantive terms of the Investment Advisory Agreement (other than the fees payable thereunder, which our board of directors reviewed separately), including the services to be provided, are similar to those of comparable BDCs described in the available market data and in the best interests of our stockholders. Moreover, our board of directors concluded that although the substantive terms of the Investment Advisory Agreement, including the services to be provided, are generally the same as those of comparable BDCs described in the market data then available, it would be difficult to obtain similar services from other third-party service providers in light of the nature, quality and extent of the advisory and other services provided to us by the Adviser.

•

Projected Costs of the Services Provided to the Company. Our board of directors considered (i) comparative data based on publicly available information with respect to services rendered and the advisory fees (including the base management fee and incentive fees) of other externally managed BDCs that invest in similar securities, our total expenses, and expense ratios compared to other BDCs of similar size and with similar investment objectives, (ii) the administrative services that the Adviser will provide to us at cost pursuant to the Administration Agreement, and (iii) potential fee waiver by the Adviser. Based upon its review, our board of directors concluded that the fees to be paid under the Investment Advisory Agreement are generally comparable to or more favorable than those payable under agreements of comparable BDCs and reasonable in relation to the services expected to be provided by the Adviser.

•

Projected Profitability of the Adviser. Our board of directors considered information about the Adviser, including the anticipated costs of the services to be provided by the Adviser and the anticipated profits to be realized by the Adviser, including as a result of our investment performance, which would generally be equal or similar to the profitability of investment advisers managing comparable BDCs. Our board of directors reviewed our investment performance, as well as comparative data with respect to the investment performance of other externally-managed BDCs, as it relates to the management and incentive fees we pay the Adviser. As a result of this review, our board of directors determined that our investment performance supported the renewal of the Investment Advisory Agreement.

•

Economies of Scale. Our board of directors considered the extent to which economies of scale would be realized as the Company grows, and whether the fees payable under the Advisory Agreement reflect these economies of scale for the benefit of the our stockholders. Taking into account such information, our board of directors determined that the advisory fee structure under the Investment Advisory Agreement was reasonable with respect to any economies of scale that may be realized as the Company grows.

•

Limited Potential for Additional Benefits Derived by the Adviser. Our board of directors considered existing and potential sources of indirect income the Adviser would receive as a result of the relationship with us, and whether there would be potential for additional benefits to be derived by the Adviser as a result of our relationship with the Adviser, and was advised any such potential would be limited.

Conclusions. In view of the wide variety of factors that our board of directors considered in connection with its evaluation of the Investment Advisory Agreement, it is not practical to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Our board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our board of directors. Rather, our board of directors based its approval on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual directors may have given different weights to different factors.

Based on the information reviewed and the discussions, the board of directors, including a majority of the non-interested directors, concluded that the investment management fee rates and terms are reasonable in relation to the services to be provided and approved the Investment Advisory Agreement as being in the best interests of our stockholders. Our board of directors expects to next consider the Investment Advisory Agreement at a meeting in November 2019.

Administration Agreement

Under the Administration Agreement, the Adviser furnishes us with office facilities and equipment and will provides us with clerical, bookkeeping, recordkeeping and other administrative services at such facilities. Under the Administration Agreement, the Adviser performs, or oversees the performance of, our required administrative services, which includes, among other things, being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC. In addition, the Adviser assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports and other materials to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Under the Administration Agreement, the Adviser also provides managerial assistance on our behalf to those portfolio companies that have accepted our offer to provide such assistance. The Adviser may satisfy certain of its obligations under the Administration Agreement to us through the Services Agreement with Cyrus Capital, including supplying us with accounting and back-office professionals upon the request of the Adviser. See “Related Party Transactions and Certain Relationships—Cyrus Capital Relationship.”

Payments under the Administration Agreement equal an amount based upon our allocable portion (subject to the review of our board of directors) of the Adviser’s overhead in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions and our allocable portion of the cost of our chief financial officer and chief compliance officer and his respective staff’s compensation and compensation-related expenses. In addition, if requested to provide significant managerial assistance to our portfolio companies, the Adviser will be paid an additional amount based on the services provided, which shall not exceed the amount we receive from such portfolio companies for providing this assistance. The Administration Agreement has an initial term of two years and may be renewed with the approval of our board of directors. The Administration Agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. To the extent that the Adviser outsources any of its functions, we pay the fees associated with such functions on a direct basis without any incremental profit to the Adviser.

Indemnification

The Administration Agreement provides that, absent criminal conduct, willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Administration Agreement or otherwise as our administrator.

License Agreement

We have entered into a license agreement with the Adviser under which the Adviser has agreed to grant us a non-exclusive, royalty-free license to use the name “CM Finance.” Under this agreement, we have a right to use the “CM Finance” name for so long as the Adviser or one of its affiliates remains the Adviser. Other than with respect to this limited license, we have no legal right to the “CM Finance” name. This license agreement will remain in effect for so long as the Investment Advisory Agreement with the Adviser is in effect.

RELATED PARTY TRANSACTIONS AND CERTAIN RELATIONSHIPS

Policies and Procedures for Managing Conflicts; Co-investment Opportunities

We have entered into agreements with the Adviser, in which our senior management and members of the Adviser’s investment committee have direct ownership and other financial interests. Mr. Mauer, our Chief Executive Officer, Mr. Jansen, our President and Secretary, hold, in the aggregate, a 42% interest in the Adviser. The Adviser may in the future manage other investment funds, accounts or investment vehicles that invest or may invest in assets eligible for purchase by us. To the extent that we compete with entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (a) its internal investment allocation policies, (b) the requirements of the Advisers Act, and (c) certain restrictions under the 1940 Act regarding co-investments with affiliates.

Stifel Arrangement

Stifel owns approximately 16% of our total outstanding common stock, and also owns a 20% interest in our Adviser. As a result, Stifel will benefit from our performance and our investments. Pursuant to an irrevocable proxy, Stifel has granted us the right to vote the shares of our common stock held by it in excess of 4.9% of our total outstanding common stock in the same percentages as our other stockholders. Stifel has the right to nominate for election a member of our board of directors, who will be considered “interested” (that is, not independent for purposes of the 1940 Act). Stifel has not exercised its right to nominate for election a member of our board of directors. In addition, Stifel has the right to appoint a representative to our Adviser’s three-member board of managers and a member of our Adviser’s investment committee. Stifel has appointed Michael Nitka to our Adviser’s investment committee. Stifel does not have any rights to exercise a controlling influence over our day-to-day operations or the operations or investment management function of the Adviser.

Three members of the Investment Team are dual employees of the Adviser and Stifel Nicolaus & Company, Incorporated or its affiliates pursuant to a personnel sharing arrangement with Stifel Nicolaus & Company, Incorporated. Although the members of the Investment Team that are dual employees dedicate substantially all of their time to the business and activities of the Adviser, they may continue to engage in investment advisory activities for Stifel Nicolaus & Company, Incorporated and its affiliates from time to time. This arrangement could result in a conflict of interest and may distract these investment professionals from their responsibilities to us. Messrs. Mauer and Jansen monitor the activities of the members of the Investment Team for any conflicts of interest and will seek to resolve them on our behalf, subject to the oversight of our Board. In addition, Mr. Nitka, Stifel’s designee to the Adviser’s investment committee, is a managing director and head of the Credit Investments Group at Stifel Nicolaus & Company, Incorporated. Should any conflicts arise as a result of Mr. Nitka’s membership on the Adviser’s investment committee and his role at Stifel Nicolaus & Company, Incorporated, Mr. Nitka will recuse himself from consideration of any potential conflict related to Stifel Nicolaus & Company, Incorporated and its affiliates.

Subject to certain restrictions, Stifel will use its commercially reasonable efforts to present to the Adviser the opportunity to review and bid on all Stifel Nicolaus & Company, Incorporated-originated leveraged finance and high yield corporate debt opportunities consistent with our investment strategy. Subject to the approval of our board of directors, as necessary under the 1940 Act, and certain other limitations, Stifel may invest in the same portfolio companies that we invest in, and (regardless of whether our investment arose from a Stifel-originated opportunity) Stifel may, through such investments, have interests that conflict with ours, including receiving fees from the portfolio company directly as well as through its interest in our Adviser. We believe that we may co-invest with Stifel and its affiliates upon approval of the “required majority” of our directors as defined in Section 57(o) of the 1940 Act.

Cyrus Capital Relationship

The Cyrus Funds, managed by Cyrus Capital, own approximately 28% of our outstanding common stock, and also hold a 38% indirect economic interest, but no voting interest, in our Adviser. As a result, Cyrus Capital benefits from our performance and our investments. Pursuant to an irrevocable proxy, the Cyrus Funds’ shares of our common stock must be voted in the same percentages as our other stockholders (excluding Stifel) vote their shares. Cyrus Capital does not have any rights to exercise a controlling influence over our operations or the operations or investment management function of our Adviser. As a result of the relationship with Cyrus Capital and the Cyrus Funds, we could be presumed to be an affiliate of the Cyrus Funds under the 1940 Act. We believe we may co-invest with the Cyrus Funds upon approval of the “required majority” of our directors as defined in Section 57(o) of the 1940 Act. In addition, the Cyrus Funds may, through such co-investments, have interests that conflict with ours, including receiving fees from the portfolio company directly as well as through its economic interest in our Adviser. Cyrus Capital may also provide us with investment opportunities.

Pursuant to the Services Agreement, our Adviser can utilize the expertise of the investment professionals of Cyrus Capital to provide investment services to us from time to time on an as needed basis as part of our Adviser’s Investment Team and in connection with our Adviser’s obligations to us under the Investment Advisory Agreement. If our Adviser determines it is in our best interests to utilize the expertise of any of the investment professionals of Cyrus Capital, such investment professionals will also continue to engage in investment advisory activities for the private investment funds managed by Cyrus Capital, including the Cyrus Funds, which could result in a conflict of interest, and may distract them from their responsibilities to us. Our Adviser currently utilizes the investment professionals that perform analyst functions provided under the Services Agreement for less than 10% of the aggregate time dedicated to the business by our Adviser’s Investment Team. In addition, we may receive other administrative services from our Adviser, pursuant to the Administration Agreement, which, in turn, upon request by the Adviser, may be provided to us on behalf of the Adviser by Cyrus Capital under the terms of the Services Agreement.

Investment Advisory Agreement

We have entered into an Investment Advisory Agreement with the Adviser. Pursuant to this agreement, we have agreed to pay to the Adviser a base management fee and an incentive fee. Messrs. Mauer and Jansen, each an interested member of our board of directors, has a direct or indirect pecuniary interest in the Adviser. See “Management Agreements.” The incentive fee will be computed and paid on income that we may not have yet received in cash at the time of payment. This fee structure may create an incentive for the Adviser to invest in certain types of speculative securities. Additionally, we will rely on investment professionals from the Adviser to assist our board of directors with the valuation of our portfolio investments. The Adviser’s management fee and incentive fee is based on the value of our investments and, therefore, there may be a conflict of interest when personnel of the Adviser are involved in the valuation process for our portfolio investments.

License Agreement

We have entered into a license agreement with the Adviser pursuant to which the Adviser has granted us a non-exclusive, royalty-free license to use the name “CM Finance.”

Administration Agreement

We have entered into an Administration Agreement with the Adviser pursuant to which the Adviser will furnish us with office facilities and equipment and will provide us with the clerical, bookkeeping, recordkeeping and other administrative services necessary to conduct day-to-day operations. Under this Administration Agreement, the Adviser will perform, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain and preparing reports to our stockholders and reports filed with the SEC. See “Management Agreements.” We will reimburse the Adviser for the allocable portion (subject to the review of our board of directors) of overhead and other expenses incurred by it in performing its obligations under the Administration Agreement, including rent, the fees and expenses associated with performing compliance functions, and our allocable portion of the cost of our chief financial officer and chief compliance officer and his respective staff. In addition, the Adviser may satisfy certain of its obligations to us under the Administration Agreement through the Services Agreement with Cyrus Capital, including supplying us with accounting and back-office professionals upon request of the Adviser.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of April 5, 2019, the beneficial ownership of each current director, each nominee for director, the Company’s executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, and the executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of April 5, 2019 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of ownership is based on 13,613,707 shares of common stock outstanding as of April 5, 2019.

Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by their spouses under applicable law. Unless otherwise indicated, the address of all executive officers and directors is c/o CM Finance Inc, 65 East 55th Street, 15th Floor, New York, NY 10022.

The Company’s directors are divided into two groups—interested directors and independent directors. Interested directors are “interested persons” as defined in Section 2(a)(19) of the 1940 Act.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially(1)		Percentage of Class
Interested Directors
Michael C. Mauer	104,000	(2)	*
Christopher E. Jansen	87,669	(3)	*

Independent Directors
Keith Lee	10,003		*
Robert Ryder	33,062		*
Julie Persily	11,240		*
Robert Wagner	5,365		*

Executive Officers
Rocco DelGuercio	4,146		*

Executive officers and directors as a group	255,485		1.88%

5% Holders
Caxton Corporation	1,028,355	(4)	7.55%
Cyrus Opportunities Master Fund II, Ltd. Crescent 1, L.P. CRS Master Fund, L.P. Cyrus Select Opportunities Master Fund, Ltd.	3,818,186	(5)	28.05%
Stifel Venture Corp.	2,181,818	(6)	16.03%

*	Less than 1%
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.
(2)	Includes one share held by Mr. Mauer’s daughter, one share held by Mr. Mauer’s son and one share held by Mr. Mauer’s wife.
(3)	Includes 10,000 shares held by Patricia McInerney Jansen Children’s Trust, of which Mr. Jansen is a Trustee and one share held by Mr. Jansen’s wife.

(4)

Based on information obtained in a Schedule 13G/A filed by Caxton Corporation on February 14, 2019. The principal business address of Caxton Corporation is 731 Alexander Road, Building 2, Suite 500, Princeton, New Jersey 08540.

(5)

Includes 2,077,092 shares held by Cyrus Opportunities Master Fund II, Ltd., 717,819 shares held by Crescent 1, L.P., 645,274 shares held by CRS Master Fund, L.P., and 378,001 shares held by Cyrus Select Opportunities Master Fund, Ltd. Pursuant to an irrevocable proxy, the shares held by each of Cyrus Opportunities Master Fund II, Ltd., Crescent 1, L.P., CRS Master Fund, L.P. and Cyrus Select Opportunities Master Fund, Ltd. (the “Cyrus Funds”) must be voted in the same manner that our other stockholders, excluding Stifel Venture Corp., vote their shares. The principal business address of the Cyrus Funds is 65 East 55th Street, 35th Floor, New York, New York 10022.

(6)

Based on information obtained in a Schedule 13D filed jointly by Stifel Financial Corp. and Stifel Venture Corp. on February 18, 2014. All shares are owned directly by Stifel Venture Corp., which is a direct wholly owned subsidiary of Stifel Financial Corp. Pursuant to an irrevocable proxy, Stifel has granted us the right to vote the shares of our common stock held by it in excess of 4.9% of our total outstanding common stock in the same percentages that our other stockholders vote their shares. The principal business address of Stifel Financial Corp. and Stifel Venture Corp. is One Financial Plaza, 501 North Broadway, St. Louis, Missouri 63102.

The following table sets forth as of April 5, 2019, the dollar range of our securities owned by our directors and executive officers.

Name	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Director:
Michael C. Mauer	Over $100,000
Christopher E. Jansen	Over $100,000

Independent Directors:
Keith Lee	$50,001 – $100,000
Robert Ryder	Over $100,000
Julie Persily	$50,001 – $100,000
Robert Wagner	$10,001 – $50,000

Executive Officers:
Rocco DelGuercio	$10,001 – $50,000

(1)

The dollar range of equity securities beneficially owned is based on the closing price for our common stock of $7.35 on April 5, 2019 on the NASDAQ Global Select Market. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934, as amended.

(2)	Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or Over $100,000.

SELLING STOCKHOLDERS

This prospectus also relates to 6,000,004 shares being offered for resale on behalf of the selling stockholders identified below. We are registering the shares to permit the selling stockholders to resell the shares when and as they deem appropriate. The following table sets forth:

•	the name of the selling stockholders;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of the shares under this registration statement;

•

the number of shares of our common stock that may be offered for resale for the account of the stockholders under this registration statement, some or all of which shares may be sold pursuant to this prospectus and any prospectus supplement; and

•

the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after an offering under this registration statement (assuming all of the offered resale shares are sold by the selling stockholder).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares that the selling stockholders may offer under this registration statement. We do not know how long the selling stockholders will hold the shares before selling them or how many shares it will sell and we currently have no agreements, arrangements or understandings with the stockholder regarding the sale of any of the shares under this registration statement. The shares offered by this prospectus may be offered from time to time by the selling stockholder listed below.

This table is prepared solely based on information supplied to us by the listed stockholder and any public documents filed with the SEC, and assumes the sale of all of the resale shares. The applicable percentages of beneficial ownership are based on an aggregate of 13,613,707 shares of our common stock issued and outstanding on April 5, 2019, adjusted as may be required by rules promulgated by the SEC.

Stockholder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Cyrus Opportunities Master Fund II, Ltd. 65 East 55th Street, 35th Floor New York, New York 10022	2,077,092	15.26%	2,077,092	—	—

Crescent 1, L.P. 65 East 55th Street, 35th Floor New York, New York 10022	717,819	5.27%	717,819	—	—

CRS Master Fund, L.P. 65 East 55th Street, 35th Floor New York, New York 10022	645,274	4.74%	645,274	—	—

Cyrus Select Opportunities Master Fund, Ltd. 65 East 55th Street, 35th Floor New York, New York 10022	378,001	2.78%	378,001	—	—

Stockholder	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent

Stifel Venture Corp. One Financial Plaza 501 North Broadway St. Louis, Missouri 63102	2,181,818	16.03%	2,181,818	—	—

*	Less than 1%.

Shares of our common stock sold by the selling stockholders will generally be freely tradable. Sales of substantial amounts of our common stock, including by the selling stockholders, or the availability of such common stock for sale, whether or not sold, could adversely affect the prevailing market prices for our common stock.

DETERMINATION OF NET ASSET VALUE

Our board of directors has adopted a written fair value policy in accordance with the 1940 Act. The net asset value per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares outstanding.

In calculating the value of our total assets, investment transactions are recorded on the trade date. Realized gains or losses are computed using the specific identification method. Investments for which market quotations are readily available will be valued at such market quotations. Debt and equity securities that are not publicly traded or whose market price is not readily available are valued at fair value as determined in good faith by our board of directors based on the input of our management and audit committee. In addition, our board of directors retains one or more independent valuation firms to review the valuation of each portfolio investment for which a market quotation is not available at least quarterly. We also have adopted SFAS 157 (ASC Topic 820). This accounting statement requires us to assume that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with SFAS 157 (ASC Topic 820), the market in which we can exit portfolio investments with the greatest volume and level activity is considered our principal market.

The valuation process is conducted at the end of each fiscal quarter, with all of our valuations of portfolio companies without market quotations subject to review by one or more independent valuation firms each quarter. When an external event with respect to one of our portfolio companies, such as a purchase transaction, public offering or subsequent equity sale occurs, we consider the pricing indicated by the external event to corroborate our valuation.

A readily available market value is not expected to exist for most of the investments in our portfolio, and we value these portfolio investments at fair value as determined in good faith by our board of directors under our valuation policy and process. The types of factors that our board of directors may take into account in determining the fair value of our investments generally include, as appropriate, comparisons of financial ratios of the portfolio companies that issued such private equity securities to peer companies that are public, the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, the company considers the pricing indicated by the external event to corroborate the private equity valuation. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different from the valuations currently assigned. See “Risk Factors—Risks Related to our Investments—Price declines and illiquidity in the corporate debt markets may adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.”

With respect to investments for which market quotations are not readily available, our board of directors undertakes a multi-step valuation process each quarter, as described below:

•	our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Adviser responsible for the portfolio investment;

•	preliminary valuation conclusions are then documented and discussed with our senior management and the Adviser;

•	the audit committee of our board of directors then reviews these preliminary valuations;

•	on a period basis, at least once annually, the valuation for each portfolio investment is reviewed by an independent valuation firm engaged by our board of directors; and

•

the board of directors then discusses these preliminary valuations and determines the fair value of each investment in our portfolio in good faith, based on the input of the Adviser, the independent valuation firm and the valuation committee.

In following these approaches, the types of factors that are taken into account in fair value pricing investments include, as relevant, but not be limited to:

•	available current market data, including relevant and applicable market trading and transaction comparables;

•	applicable market yields and multiples;

•	security covenants;

•	call protection provisions;

•	information rights;

•	the nature and realizable value of any collateral;

•	the portfolio company’s ability to make payments, its earnings and discounted cash flows and the markets in which it does business;

•	comparisons of financial ratios of peer companies that are public;

•	comparable merger and acquisition transactions; and

•	the principal market and enterprise values.

Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Under current auditing standards, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

At a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue our common stock at a price below the then-current net asset value (“NAV”) per share for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock as of the date of stockholder approval. In order to sell shares pursuant to this authorization:

•	a majority of our independent directors who have no financial interest in the sale must have approved the sale;

•

a majority of such directors, who are not interested persons of the Company, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, must have determined in good faith, and as of a time immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of those shares, less any underwriting commission or discount.

We are also permitted to sell shares of common stock below net asset value per share in rights offerings. Any offering of common stock below net asset value per share will be designed to raise capital for investment in accordance with our investment objectives and business strategies.

In making a determination that an offering below net asset value per share is in our and our stockholders’ best interests, our board of directors would consider a variety of factors including:

•	the effect that an offering below net asset value per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	the amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined net asset value per share;

•	the relationship of recent market prices of our common stock to net asset value per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the proposed offering price would closely approximate the market value of our shares;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares in the offering;

•	the anticipated rate of return on and quality, type and availability of investments to be funded with the proceeds from the offering, if any; and

•	the leverage available to us, both before and after any offering, and the terms thereof.

Sales by us of our common stock at a discount from net asset value pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than net asset value per share on three different sets of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact on Existing Stockholders Who Do Not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. All stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold. Stockholders who do not participate in the offering will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than stockholders who do participate in the offering. All stockholders may also experience a decline in the market price of their shares, which often reflects, to some degree, announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases. Further, if the stockholder does not purchase any shares to maintain the stockholder’s percentage interest, regardless of whether such offering is at a price above or below the then current NAV, the stockholder’s voting power, as well as other interests, will be diluted.

Examples of Dilutive Effect

The following table illustrates the reduction to NAV and dilution that would be experienced by a nonparticipating stockholder in different hypothetical offerings of different sizes and levels of discount from NAV, although it is not possible to predict the level of market price decline that may occur. Sales prices and discounts are hypothetical in the presentation below and the actual sales price in an offering may change the presentation.

The examples assume that Company XYZ has 13,500,000 common shares outstanding, $300,000,000 in total assets and $100,000,000 in total liabilities. The current NAV and NAV per share are thus $200,000,000 and $14.81. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 675,000 shares (5% of the outstanding shares) at $14.07 per share after offering expenses and commissions (a 5% discount from net asset value), (2) an offering of 1,350,000 shares (10% of the outstanding shares) at $13.33 per share after offering expenses and commissions (a 10% discount from NAV), (3) an offering of 3,375,000 shares (25% of the outstanding shares) at $12.59 per share after offering expenses and commissions (a 15% discount from NAV) and, (4) an offering of 3,375,000 shares (25% of the outstanding shares) at $11.11 per share after offering expenses and commissions (a 25% discount from NAV). Under this proposal, there is no limit on the discount at which the Company may sell it shares.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 15% Discount		Example 4 25% Offering at 25% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$14.81	—	$14.04	—	$13.26	—	$11.70	—
Net Proceeds per Share to Issuer	—	$14.07	—	$13.33	—	$12.59	—	$11.11	—
Decrease to NAV
Total Shares Outstanding	13,500,000	14,175,000	5.0%	14,850,000	10.0%	16,875,000	25.0%	16,875,000	25.0%
NAV per Share	$14.81	$14.78	(0.24)%	$14.68	(0.91)%	$14.37	(3.0)%	$14.07	(5.0)%
Share Dilution to Stockholder
Shares Held by Stockholder A	135,000	135,000	0.00%	135,000	0.00%	135,000	0.00%	135,000	0.00%
Percentage of Shares Held by Stockholder A	1.0%	0.95%	(4.76)%	0.91%	(9.09)%	0.8%	(20.00)%	0.8%	(20.00)%

Total Asset Values
Total NAV Held by Stockholder A	$2,000,000	$1,995,238	(0.24)%	$1,981,818	(1.00)%	$1,940,000	(3.0)%	$1,900,000	(5.0)%
Total Investment by Stockholder A (Assumed to Be $10.00 per Share)	$2,000,000	$2,000,000	0.00%	$2,000,000	0.00%	$2,000,000	0.00%	$2,000,000	0.00%
Total Dilution to Stockholder A (Change in Total NAV Held By Stockholder)	—	$(4,762)	(0.24)%	$(18,182)	(1.00)%	$(60,000)	(3.00)%	$(100,000)	(5.00)%

Per Share Amounts
NAV per Share Held by Stockholder A	14.81	$14.78	—	$14.68	—	$14.37	—	$14.07	—
Investment per Share Held by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	$14.81	$14.81	—	$14.81	—	$14.81	—	$14.81	—
Dilution per Share Held by Stockholder A	—	$(0.04)	—	$(0.13)	—	$(0.44)	—	$(0.74)	—
Dilution per Share Held by Stockholder A	—	(0.24)%	—	(0.91)%	—	(3.0)%	—	(5.0)%	—

Impact on Existing Stockholders who do Participate in the Offering

Our existing stockholders who participate in an offering below net asset value per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of net asset value dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of net asset value dilution to such stockholders will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than their proportionate percentage will experience net asset value dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in net asset value per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares purchased by such stockholder increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience net asset value dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and the level of discount to net asset value increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 25% offering at a 15% discount from the prior chart (Example 2) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 16,875 shares, which is 0.5% of an offering of 3,375,000 shares rather than its 1.0% proportionate share) and (2) 150% of such percentage (i.e., 50,625 shares, which is 1.5% of an offering of 3,375,000 shares rather than its 1.0% proportionate share). It is not possible to predict the level of market price decline that may occur.

	Prior to Sale Below NAV	50% Participation		150% Participation
		Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$13.26		$13.26
Net Proceeds per Share to Issuer	—	$12.59	—	$12.59	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	13,500,000	16,875,000	25.00%	16,875,000	25.00%
NAV per Share	$14.81	$14.37	(3.00)%	$14.37	(3.00)%
Dilution/Accretion to Participating Stockholder A

Share Dilution/Accretion
Shares Held by Stockholder A	135,000	151,875	12.50%	185,625	37.50%
Percentage Outstanding Held by Stockholder A	1.00%	0.90%	(10.00)%	1.10%	10.00%

NAV Dilution/Accretion
Total NAV Held by Stockholder A	$2,000,000	$2,182,500	9.10%	$2,667,500	33.40%
Total Investment by Stockholder A (Assumed to be $14.81 per Share on Shares Held Prior to Sale)	—	$2,223,684		$2,671,053
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)	—	$(41,184)		$(3,553)

NAV Dilution/Accretion per Share
NAV per Share Held by Stockholder A	—	$14.37		$14.37
Investment per Share Held by Stockholder A (Assumed to be $14.81 per Share on Shares Held Prior to Sale)	$14.81	$14.64	(1.17)%	$14.39	(2.87)%
NAV Dilution/Accretion per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)	—	$(0.27)		$(0.02)
Percentage NAV Dilution/Accretion Experienced by Stockholder A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—		(1.85)%		(0.13)%

(1)	Assumes 5% in selling compensation and expenses paid by us.

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below net asset value and whose investment per share is greater than the resulting net asset value per share due to selling compensation and expenses paid by us will experience an immediate decrease, albeit small, in the net asset value of their shares and their net asset value per share compared to the price they pay for their shares (Example 1 below). On the other hand, investors who are not currently stockholders, but who participate in an offering below net asset value per share and whose investment per share is also less than the resulting net asset value per share will experience an immediate increase in the net asset value of their shares and their net asset value per share compared to the price they pay for their shares (Examples 2, 3 and 4 below). These latter investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discount to net asset value increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1.00%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined net asset value per share.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 25% Offering at 15% Discount		Example 4 25% Offering at 25% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$14,81	—	$14.04	—	$13.26	—	$11.70	—
Net Proceeds per Share to Issuer	—	$14.07	—	$13.33	—	$12.59	—	$11.11	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	13,500,000	$14,175,000	5.00%	$14,850,000	10.00%	16,875,000	20.00%	16,875,000	25.00%
NAV per Share	$14.81	$14.78	(0.24)%	$14.68	(0.91)%	$14.37	(2.50)%	$14.07	(5.00)%
Dilution to New Investor A

Share Dilution
Shares Held by Investor A		135,000	—	135,000	—	135,000	—	135,000	—
Percentage Outstanding Held by Investor A	0.00%	(0.95)%	—	(0.91)%	—	(0.80)%	—	(0.80)%	—

NAV Dilution
Total NAV Held by Investor A	—	$1,995,238	—	$1,981,818	—	$1,940,000		$1,900,000
Total Investment by Investor A (At Price to Public)	—	$2,000,000	—	$1,894,737	—	$1,789,474	—	$1,578,947	—
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)	—	$(4,762)	—	$87,081	—	$150,526	—	$321,053	—

NAV Dilution per Share
NAV per Share Held by Investor A	—	$14.78	—	$14.68	—	$14.37	—	$14.07	—
Investment per Share Held by Investor A	—	$14.81	—	$14.04	—	$13.26	—	$11.70	—
NAV Dilution/Accretion per Share Experienced by Investor A (NAV per Share Less Investment per Share)	—	$(0.04)	—	$0.65	—	$1.12	—	$2.38	—
Percentage NAV Dilution/Accretion Experienced by Investor A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	(0.24)%	—	4.60%		8.91%		20.33%

(1)	Assumes 5% in selling compensation and expenses paid by us.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan that provides for reinvestment of our stockholder distributions, unless a stockholder elects to receive cash as provided below. As a result, if our board of directors authorizes, and we declare, a cash distribution, then our stockholders who have not “opted out” of such dividend reinvestment plan will have their cash distribution automatically reinvested in additional shares of our common stock, rather than receiving the cash distribution.

No action is required on the part of a registered stockholder to have its cash distribution reinvested in shares of our common stock. A registered stockholder may elect to receive an entire distribution in cash by notifying American Stock Transfer and Trust Company, LLC, the plan administrator and our transfer agent, registrar and distribution disbursing agent, in writing so that such notice is received by the plan administrator by the record date for distributions to stockholders. The plan administrator will set up an account for shares acquired through the plan for each stockholder who has not elected to receive distributions in cash and hold such shares in non-certificated form. Upon request by a stockholder participating in the plan, received in writing not less than three business days prior to the payment date, the plan administrator will, instead of crediting shares to the participant’s account, issue a certificate registered in the participant’s name for the number of whole shares of our common stock and a check for any fractional share. The plan administrator is authorized to deduct a $15.00 transaction fee plus a brokerage commission of $0.10 per share from the proceeds of the sale of any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We expect to use primarily newly issued shares to implement the plan, whether our shares are trading at a premium or at a discount to net asset value. Under such circumstances, the number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the distribution payable to such stockholder by 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our board of directors. Market price per share on that date will be the closing price for such shares on The Nasdaq Global Select Market or, if no sale is reported for such day, at the average of their reported bid and asked prices. We reserve the right to purchase shares in the open market in connection with our implementation of the plan. Shares purchased in open market transactions by the plan administrator will be allocated to a stockholder based on the average purchase price, excluding any brokerage charges or other charges, of all shares of common stock purchased in the open market.

There will be no brokerage charges or other charges to stockholders who participate in the plan. The plan administrator’s fees will be paid by us. If a participant elects by written notice to the plan administrator prior to termination of his or her account to have the plan administrator sell part or all of the shares held by the plan administrator in the participant’s account and remit the proceeds to the participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus a brokerage commission of $0.10 per share from the proceeds.

Stockholders who receive distributions in the form of stock are generally subject to the same U.S. federal, state and local tax consequences as are stockholders who elect to receive their distributions in cash. The amount of the distribution for U.S. federal income tax purposes will be equal to the fair market value of the stock received. However, since a participating stockholder’s cash distributions will be reinvested, such stockholder will not receive cash with which to pay any applicable taxes on reinvested distributions. A stockholder’s basis for determining gain or loss upon the sale of stock received in a distribution from us will generally be equal to the amount treated as a distribution for U.S. federal income tax purposes. Any stock received in a distribution will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator by filling out the transaction request form located at the bottom of the participant’s statement and sending it to the plan administrator at the address below. Those stockholders whose shares are held by a broker or other nominee who wish to terminate his or her account under the plan may do so by notifying his or her broker or nominee. You may also terminate your account online at www.amstock.com or via the toll free number (800) 937-5449. You may also call the toll free number with any inquiries you may have. Representatives are available Monday to Friday 8 a.m. to 8 p.m. Eastern Standard Time.

The plan may be terminated by us upon notice in writing mailed to each participant at least 30 days prior to any record date for the payment of any stockholder distribution by us. All correspondence concerning the plan should be directed to the plan administrator by mail at American Stock Transfer and Trust Company LLC, 6201 15th Avenue, Brooklyn, New York, 11219, or by calling the plan administrator at (718) 921-8124.

If you withdraw or the plan is terminated, you will receive the number of whole shares in your account under the plan and a cash payment for any fraction of a share in your account.

If you hold your common stock with a brokerage firm that does not participate in the plan, you will not be able to participate in the plan and any distribution reinvestment may be effected on different terms than those described above. Consult your financial adviser for more information.

Neither we nor American Stock Transfer & Trust Co, LLC will be liable for any act performed in good faith or for any good faith omission to act or failure to act, including, without limitation, any claim of liability (a) arising out of failure to terminate a participant’s account, sell shares held in the Plan or reinvest dividends; (b) with respect to the prices at which stock is purchased or sold for the participant’s account and the time such purchases or sales are made. Without limiting the foregoing, American Stock Transfer & Trust Co, LLC will not be liable for any claim made more than 30 days after any instruction to buy or sell stock was given to American Stock Transfer & Trust Co, LLC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and an investment in shares of our common stock. The discussion is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, the regulations of the U.S. Department of Treasury promulgated thereunder, which we refer to as the “Treasury regulations”, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, which we refer to as the “IRS”, (including administrative interpretations and practices of the IRS expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers that requested and received those rulings) and judicial decisions, each as of the date of this prospectus and all of which are subject to change or differing interpretations, possibly retroactively, which could affect the continuing validity of this discussion. The U.S federal income tax laws addressed in this summary are highly technical and complex, and certain aspects of their application to us are not completely clear. In addition, certain U.S. federal income tax consequences described in this summary depend upon certain factual matters, including (without limitation) the value and tax basis ascribed to our assets and the manner in which the we operate, and certain complicated tax accounting calculations. We have not sought, and will not seek, any ruling from the IRS regarding any matter discussed in this summary, and this summary is not binding on the IRS. Accordingly, there can be no assurance that the IRS will not assert, and a court will not sustain, a position contrary to any of the tax consequences discussed below. This summary does not purport to be a complete description of all the tax aspects affecting us and our stockholders. For example, this summary does not describe all U.S. federal income tax consequences that may be relevant to certain types of stockholders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, partnerships or other pass-through entities and their owners, persons that hold shares of our common stock through a foreign financial institution, persons that hold shares of our common stock through a non-financial foreign entity, Non-U.S. stockholders (as defined below) engaged in a trade or business in the United States or Non-U.S. stockholders entitled to claim the benefits of an applicable income tax treaty, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, persons holding our common stock in connection with a hedging, straddle, conversion or other integrated transaction, dealers in securities, a trader in securities that elects to use a market-to-market method of accounting for its securities holdings, pension plans and trusts, and financial institutions. This summary assumes that stockholders hold our common stock as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This summary generally does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

A “U.S. stockholder” is a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust was in existence on August 20, 1996, was treated as a U.S. person prior to that date, and has made a valid election to be treated as a U.S. person.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective investor that is a partner in a partnership that will hold shares of our common stock should consult its tax advisors with respect to the partnership’s purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares of common stock will depend on the facts of his, her or its particular situation. We encourage investors to consult their tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty, and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

As a BDC, we have elected to be treated as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that we timely distribute to our stockholders as dividends. To maintain our qualification as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary taxable income plus the excess of our realized net short-term capital gains over our realized net long-term capital losses, or the Annual Distribution Requirement.

Taxation as a RIC

For any taxable year in which we:

•	qualify as a RIC; and

•	satisfy the Annual Distribution Requirement;

We generally will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we distribute to stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any net income or net capital gain not distributed (or deemed distributed) to our stockholders.

We will be subject to a 4% nondeductible U.S. federal excise tax on our undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (a) 98% of our net ordinary income for each calendar year, (b) 98.2% of our capital gain net income for the one-year period ending October 31 in that calendar year and (c) any income and gains recognized, but not distributed, in the preceding year and on which we paid no U.S. federal income tax, or the Excise Tax Avoidance Requirement. For this purpose, however, any net ordinary income or capital gain net income retained by us that is subject to corporate income tax for the tax year ending in that calendar year will be considered to have been distributed by year end (or earlier if estimated taxes are paid). We currently intend to make sufficient distributions each calendar year to satisfy the Excise Tax Avoidance Requirement, but may in the future defer distributions and incur excise tax.

In order to maintain our qualification as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify to be regulated as a BDC under the 1940 Act at all times during each taxable year;

•

derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (which generally are partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income), or the 90% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•

no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships, or the Diversification Tests.

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income, franchise or withholding liabilities.

Any underwriting fees paid by us are not deductible. We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount. If we are not able to obtain sufficient cash from other sources to satisfy the Annual Distribution Requirement, we may fail to maintain our qualification as a RIC and become subject to corporate-level U.S. federal income taxes on all of our taxable income without the benefit of the dividends-paid deduction.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order (i) to satisfy the Annual Distribution Requirement and to otherwise eliminate our liability for U.S. federal income and excise taxes and (ii) to satisfy the Diversification Tests. However, under the 1940 Act, we are not permitted to borrow additional funds or to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities.” Moreover, our ability to dispose of assets to meet the Annual Distribution Requirement, the Excise Tax Avoidance Requirement or the Diversification Tests may be limited by (a) the illiquid nature of our portfolio and/or (b) other requirements relating to our qualification as a RIC. If we dispose of assets in order to meet the Annual Distribution Requirement, the Excise Tax Avoidance Requirement, or the Diversification Tests, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (a) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (b) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (c) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (d) convert lower-taxed long term capital gain into higher-taxed short-term capital gain or ordinary income, (e) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (f) cause us to recognize income or gain without a corresponding receipt of cash, (g) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (h) adversely alter the characterization of certain complex financial transactions and (i) produce income that will not be qualifying income for purposes of the 90% Income Test. We intend to monitor our transactions and may make certain tax elections to mitigate the effect of these provisions and prevent our disqualification as a RIC.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such capital gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

Some of the income and fees that we may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may hold assets that generate such income and provide services that generate such fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. federal corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

The remainder of this discussion assumes that we will maintain our qualification as a RIC and will satisfy the Annual Distribution Requirement.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses). If our expenses in a given year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Investment income received from sources within foreign countries, or capital gains earned by investing in securities of foreign issuers, may be subject to foreign income taxes withheld at the source. In this regard, withholding tax rates in countries with which the United States does not have a tax treaty are often as high as 35% or more. The United States has entered into tax treaties with many foreign countries that may entitle us to a reduced rate of tax or exemption from tax on this related income and gains. The effective rate of foreign tax cannot be determined at this time since the amount of our assets to be invested within various countries is not now known. We do not anticipate being eligible for the special election that allows a RIC to treat foreign income taxes paid by such RIC as paid by its stockholders.

If we acquire stock in certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their total assets in investments producing such passive income (“passive foreign investment companies”), we could be subject to U.S. federal income tax and additional interest charges on “excess distributions” received from such companies or gain from the sale of stock in such companies, even if all income or gain actually received by us is timely distributed to our stockholders. We would not be able to pass through to our stockholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election requires us to recognize taxable income or gain without the concurrent receipt of cash. Under proposed regulations, amounts required to be included in income from a passive foreign investment company for which we have made such an election would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such passive foreign investment company in the same year attributable to the included income. If these regulations are finalized, we will carefully monitor our investments in passive foreign investment companies to avoid disqualification as a RIC. We intend to limit and/or manage our holdings in passive foreign investment companies to minimize our tax liability.

Foreign exchange gains and losses realized by us in connection with certain transactions involving non-dollar debt securities, certain foreign currency futures contracts, foreign currency option contracts, foreign currency forward contracts, foreign currencies, or payables or receivables denominated in a foreign currency are subject to Code provisions that generally treat such gains and losses as ordinary income and losses and may affect the amount, timing and character of distributions to our stockholders. Any such transactions that are not directly related to our investment in securities (possibly including speculative currency positions or currency derivatives not used for hedging purposes) could, under future Treasury regulations, produce income not among the types of “qualifying income” from which a RIC must derive at least 90% of its annual gross income.

Tax on Investment Income

A 3.8% tax is imposed on the “net investment income” of certain individuals, and on the undistributed “net investment income” of certain estates and trusts. Among other items, net investment income generally includes gross income from interest, dividends and net gains from certain property sales, less certain deductions. U.S. stockholders should consult their tax advisors regarding the possible implications of this legislation in their particular circumstances.

Taxation of U.S. Stockholders

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our net ordinary income plus net short-term capital gains in excess of net long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current and accumulated earnings and profits, whether paid in cash or reinvested in additional shares of our common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations and if certain holding period requirements are met, such distributions generally will be treated as qualified dividend income and will be eligible for a maximum U.S. federal income tax rate of 20%. In this regard, it is anticipated that distributions paid by us will generally not be attributable to dividends and, therefore, generally will not qualify for the 20% maximum U.S. federal income tax rate. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly reported by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum U.S. federal income tax rate of 20%) in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional shares of common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder. U.S. stockholders receiving distributions in the form of additional shares of our common stock purchased in the market should be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of money that the stockholders receiving cash distributions will receive, and should have a cost basis in the shares received equal to such amount. A U.S. stockholder receiving a distribution in newly issued shares of our common stock will be treated as receiving a distribution equal to the value of the shares received, and should have a cost basis of such amount.

Although we currently intend to distribute any net long-term capital gains at least annually, we may in the future decide to retain some or all of our net long-term capital gains but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include its share of the deemed distribution in income as if it had been distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal its allocable share of the tax paid on the deemed distribution by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for their shares of common stock. Since we expect to pay tax on any retained capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual U.S. stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (a) whether the Annual Distribution Requirement is satisfied for any year and (b) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares of our common stock will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of their investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of their shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held their shares of common stock for more than one year. Otherwise, it would be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the common stock acquired will be increased to reflect the disallowed loss.

In general, individual U.S. stockholders currently are subject to a maximum U.S. federal income tax rate of 20% on their net capital gain, (i.e., the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year), including a long-term capital gain derived from an investment in our shares of common stock. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum 21% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

We or the applicable withholding agent will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. federal income tax status of each year’s distributions generally will be reported to the IRS. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the dividends-received deduction or the lower tax rates applicable to certain qualified dividends.

We may be required to withhold U.S. federal income tax (“backup withholding”) from all distributions to any non-corporate U.S. stockholder (a) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (b) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle such stockholder to a refund, provided that proper information is timely provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares of our common stock is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders (including interest income, net short-term capital gain or foreign-source dividend and interest income, which generally would be free of withholding if paid to Non-U.S. stockholders directly) will be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, and, if an income tax treaty applies, attributable to a permanent establishment in the United States, in which case the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. persons. In that case, we will not be required to withhold U.S. federal income tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisors.

We or the applicable withholding agent generally are not required to withhold any amounts with respect to certain distributions of (i) U.S. source interest income, and (ii) net short term capital gains in excess of net long term capital losses, in each case to the extent we properly report such distributions as “interest-related dividends” or “short-term capital gain dividends” and certain other requirements were satisfied. We anticipate that a portion of our distributions will be eligible for this exemption from withholding; however, we cannot determine what portion of our distributions (if any) will be eligible for this exception until after the end of our taxable year. No certainty can be provided that any of our distributions will be reported as eligible for this exception.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to U.S. federal withholding tax and generally will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States or, in the case of an individual Non-U.S. stockholder, the stockholder is present in the United States for 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the distribution paying agent with an IRS Form W-8BEN, W-8BEN-E (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

An investment in shares by a non-U.S. person may also be subject to U.S. estate tax. Non-U.S. persons should consult their tax advisors with respect to the U.S. federal income tax and withholding tax, U.S. estate tax and state, local and foreign tax consequences of an investment in the shares of our common stock.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends and the gross proceeds from the sale of any property that could produce U.S. source interest or dividends received after December 31, 2018. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a stockholder and the status of the intermediaries through which it holds its units, a stockholder could be subject to this 30% withholding tax with respect to distributions on our stock and proceeds from the sale of our stock. Under certain circumstances, a Non-U.S. stockholder might be eligible for refunds or credits of such taxes.

Failure to Maintain our Qualification as a RIC

If we are unable to qualify for treatment as a RIC, and if certain remedial provisions are not available, we would be subject to tax on all of our taxable income at regular corporate rates. We would be subject to tax on all of our taxable income at regular corporate rates, regardless of whether we make any distributions to our stockholders. Distributions would not be required, and any distributions would be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits and, subject to certain limitations, may be eligible for the 20% maximum rate for noncorporate taxpayers provided certain holding period and other requirements were met. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 5 years, unless we made a special election to pay corporate-level U.S. federal income tax on such built-in gain at the time of our requalification as a RIC.

DESCRIPTION OF OUR COMMON STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and our articles of incorporation and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our articles of incorporation and bylaws for a more detailed description of the provisions summarized below.

Our authorized stock consists of 100,000,000 shares of stock, par value $0.001 per share, all of which are initially designated as common stock. Our common stock is listed on the Nasdaq Global Select Market under the ticker symbol “CMFN.” There are no outstanding options or warrants to purchase our stock. No stock has been authorized for issuance under any equity compensation plans. Our fiscal year-end is June 30th. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

The following presents our outstanding classes of securities as of April 5, 2019.

(1) Title of Class	(2) Amount Authorized	(3) Amount Held by Us or for Our Account	(4) Amount Outstanding Exclusive of Amounts Shown Under (3)
Common Stock	100,000,000	—	13,613,707

Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. As permitted by the Maryland General Corporation Law, our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

All shares of our common stock have equal rights as to earnings, assets, voting, and distributions and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our insurance policy does not currently provide coverage for claims, liabilities and expenses that may arise out of activities that our present or former directors or officers have performed for another entity at our request. There is no assurance that such entities will in fact carry such insurance. However, we note that we do not expect to request our present or former directors or officers to serve another entity as a director, officer, partner or trustee unless we can obtain insurance providing coverage for such persons for any claims, liabilities or expenses that may arise out of their activities while serving in such capacities.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors are divided into three classes of directors serving staggered three-year terms. Upon expiration of their terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a plurality of the outstanding shares of stock entitled to vote in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to our charter our board of directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than nine. Our charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Securities Exchange Act of 1934, as amended, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, at such time, except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the board of directors or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the board of directors or (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws. The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise, from a closed-end company to an open-end company and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 80% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. In either event, in accordance with the requirements of the 1940 Act, any such amendment or proposal that would have the effect of changing the nature of our business so as to cause us to cease to be, or to withdraw our election as, a business development company would be required to be approved by a majority of our outstanding voting securities, as defined under the 1940 Act. The “continuing directors” are defined in our charter as (a) our current directors, (b) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the board of directors or (c) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.

Our charter and bylaws provide that the board of directors have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the board of directors shall determine such rights apply.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, or the Control Share Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder, or the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution may be altered or repealed in whole or in part at any time; however, our board of directors will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Business Combination Act does not conflict with the 1940 Act. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Act (if we amend our bylaws to be subject to such Act) and the Business Combination Act, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR PREFERRED STOCK

Our articles of incorporation authorize our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the board of directors is required by Maryland law and by our articles of incorporation to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the board of directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our securities or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (a) immediately after issuance and before any dividend or other distribution is made with respect to our securities and before any purchase of securities is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50.0% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (b) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. For example, holders of preferred stock would vote separately from the holders of common stock on a proposal to cease operations as a business development company. Further, the 1940 Act requires that any distributions we make on preferred stock be cumulative. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

For any series of preferred stock that we may issue, our board of directors will determine and the prospectus supplement relating to such series will describe:

•	the designation and number of shares of such series;

•

the rate and time at which, and the preferences and conditions under which, any dividends will be paid on shares of such series, as well as whether such dividends are participating or non-participating;

•	any provisions relating to convertibility or exchangeability of the shares of such series;

•	the rights and preferences, if any, of holders of shares of such series upon our liquidation, dissolution or winding up of our affairs;

•	the voting powers, if any, of the holders of shares of such series;

•	any provisions relating to the redemption of the shares of such series;

•	any limitations on our ability to pay dividends or make distributions on, or acquire or redeem, other securities while shares of such series are outstanding;

•	any conditions or restrictions on our ability to issue additional shares of such series or other securities;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other relative power, preferences and participating, optional or special rights of shares of such series, and the qualifications, limitations or restrictions thereof.

All shares of preferred stock that we may issue will be identical and of equal rank except as to the particular terms thereof that may be fixed by our board of directors, and all shares of each series of preferred stock will be identical and of equal rank except as to the dates from which cumulative dividends, if any, thereon will be cumulative.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such subscription rights offering. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued. In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering. Our common stockholders will indirectly bear the expenses of such subscription rights offerings, regardless of whether our common stockholders exercise any subscription rights.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;

•	the exercise price or a formula for the determination of the exercise price for such subscription rights;

•	the number or a formula for the determination of the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights would commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock or other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby or another report filed with the SEC. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void. We have not previously completed such an offering of subscription rights.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of common stock or other securities purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to stockholders, persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting or other arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “—Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us with respect to our debt securities.

This section includes a description of the material provisions of the indenture. Because this section is a summary, however, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. A copy of the form of indenture is attached as an exhibit to the registration statement of which this prospectus is a part. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available. See “Available Information” for information on how to obtain a copy of the indenture.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•

whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to the Borough of Manhattan in the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default (as defined in “Events of Default” below);

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•

whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	whether the debt securities are secured and the terms of any security interest;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are generally permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance after giving effect to any exemptive relief granted to us by the SEC. In accordance with recent legislation, on May 2, 2018, our board of directors, including a “required majority” approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act. As a result, our asset coverage requirements for senior securities will change from 200% to 150%, effective May 2, 2019. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Relating to Our Business and Structure—Regulations governing our operation as a BDC affect our ability to, and the way in which we raise additional capital. As a BDC, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.” For a discussion of recent legislation that may allow us to incur additional leverage, see “Risk Factors—Risks Related to Our Business and Structure—Recent legislation may allow us to incur additional leverage.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “—Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

Except as described under “—Events of Default” and “—Merger or Consolidation” below, the indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Our Debt Securities, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Termination of a Global Security.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•

an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;

•

an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “—Issuance of Securities in Registered Form” above;

•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•

an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series;

•

an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee;

•

DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds, your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

•

financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor; we do not monitor and are not responsible for the actions of any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “—Issuance of Securities in Registered Form” above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Special Considerations for Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee’s records as of the close of business on the regular record date at our office and/or at other offices that may be specified in the prospectus supplement. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his, her or its address shown on the trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	we do not pay the principal of, or any premium on, a debt security of the series within five days of its due date;

•	we do not pay interest on a debt security of the series within 30 days of its due date;

•	we do not deposit any sinking fund payment in respect of debt securities of the series within five days of its due date;

•

we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the outstanding debt securities of the series);

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days;

•

the series of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months, giving effect to any exemptive relief granted to the Company by the SEC; or

•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest, or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the outstanding debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability reasonably satisfactory to it (called an “indemnity”). If indemnity reasonably satisfactory to it is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;

•

the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer the trustee indemnity, security or both reasonably satisfactory to it against the costs, expenses and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/or security; and

•

the holders of a majority in principal amount of the outstanding debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the outstanding debt securities of the affected series may waive any past defaults other than

•	the payment of principal, any premium or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell substantially all our assets, the resulting entity or transferee must agree to be legally responsible for our obligations under the debt securities;

•

the merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security or the terms of any sinking fund with respect to any security;

•	reduce any amounts due on a debt security;

•

reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;

•	adversely affect any right of repayment at the holder’s option;

•	change the place or currency of payment on a debt security (except as otherwise described in the prospectus or prospectus supplement);

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to outstanding holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•

modify any other aspect of the provisions of the indenture dealing with supplemental indentures with the consent of holders, waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form or terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and

•

if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•

for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

•

for debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement; and

•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we achieved covenant defeasance and your debt securities were subordinated as described under “—Indenture Provisions—Subordination” below, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit described in the first bullet below to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders. In order to achieve covenant defeasance, the following must occur:

•

we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

•

we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit;

•

we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or result in a default under, the indenture or any of our other material agreements or instruments;

•

no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and

•	satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law or we obtain an IRS ruling, as described in the second bullet below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•

we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

•

we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;

•

we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or constitute a default under, the indenture or any of our other material agreements or instruments;

•

no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and

•	satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your debt securities were subordinated as described later under “—Indenture Provisions—Subordination”, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•

our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness), and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness and of our other Indebtedness outstanding as of a recent date.

Secured Indebtedness and Ranking

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. Any unsecured indenture securities will effectively rank junior to any secured indebtedness, including any secured indenture securities, that we incur in the future to the extent of the value of the assets securing such future secured indebtedness. The debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

In the event of our bankruptcy, liquidation, reorganization or other winding up, any of our assets that secure secured debt will be available to pay obligations on unsecured debt securities only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all unsecured debt securities then outstanding after fulfillment of this obligation. As a result, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

We intend to use a nationally recognized financial institution to serve as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants.

We may issue warrants to purchase shares of our common stock, shares of our preferred stock or debt securities. Such warrants may be issued independently or together with shares of common or preferred stock or a specified principal amount of debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•

in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

•

in the case of warrants to purchase common stock or preferred stock, the number of shares of common stock or preferred stock, as the case may be, purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock or preferred stock, the right to receive distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (1) the warrants expire by their terms within ten years; (2) the exercise or conversion price is not less than the current market value at the date of issuance; (3) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in our best interests and our stockholders; and (4) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed.

REGULATION

We are a business development company under the 1940 Act that has elected to be treated as a RIC under the Code. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates (including any investment advisers), principal underwriters and affiliates of those affiliates or underwriters and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. With respect to such securities, we may, for the purpose of public resale, be deemed an “underwriter” as that term is defined in the Securities Act. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies, except that we may enter into hedging transactions to manage the risks associated with interest rate fluctuations. However, we may purchase or otherwise receive warrants to purchase the common stock of our portfolio companies in connection with acquisition financing or other investments. Similarly, in connection with an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances. We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any registered investment company, invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of more than one investment company. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses. None of these policies is fundamental and may be changed without stockholder approval upon 60 days’ prior written notice to stockholders.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act, which are referred to as “qualifying assets,” unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)

Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. Under the 1940 Act and the rules thereunder, “eligible portfolio companies” include (1) private domestic operating companies, (2) public domestic operating companies whose securities are not listed on a national securities exchange (e.g., the Nasdaq Global Select Market) or registered under the Exchange Act, and (3) public domestic operating companies having a market capitalization of less than $250 million. Public domestic operating companies whose securities are quoted on the over-the-counter bulletin board or through Pink Sheets LLC are not listed on a national securities exchange and therefore are eligible portfolio companies.

(2)	Securities of any eligible portfolio company which we control.

(3)

Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident to such a private transaction, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)

Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)	Securities received in exchange for or distributed on or with respect to securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. government securities or high-quality debt securities that mature in one year or less from the date of investment.

The regulations defining qualifying assets may change over time. We may adjust our investment focus as needed to comply with and/or take advantage of any regulatory, legislative, administrative or judicial actions in this area.

Managerial Assistance to Portfolio Companies

Business development companies generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the business development company controls such issuer of securities or (ii) the business development company purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available managerial assistance means any arrangement whereby the business development company, through its directors, officers, employees or agents, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company. The Adviser will provide such managerial assistance on our behalf to portfolio companies that request this assistance.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt investments that mature in one year or less from the date of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets or temporary investments. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, so long as the agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to maintain our qualification as a RIC for U.S. federal income tax purposes. Accordingly, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. The Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are generally permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. However, recent legislation has modified the 1940 Act by allowing a BDC to increase the maximum amount of leverage it may incur from an asset coverage ratio of 200% to an asset coverage ratio of 150%, if certain requirements are met. We are permitted to increase our leverage capacity if shareholders representing at least a majority of the votes cast, when quorum is met, approve a proposal to do so. If we receive such shareholder approval, we would be permitted to increase our leverage capacity on the first day after such approval. Alternatively, the legislation allows the “required majority” of our independent directors, as defined in Section 57(o) of the 1940 Act, to approve such an increase in our leverage capacity, with such approval becoming effective after one year. In either case, we would be required to make certain disclosures on our website and in SEC filings regarding, among other things, the receipt of approval to increase our leverage, our leverage capacity and usage, and risks related to leverage.

In accordance with recent legislation, on May 2, 2018, our board of directors, including a “required majority” approved the modified asset coverage requirements set forth in Section 61(a)(2) of the 1940 Act. As a result, our asset coverage requirements for senior securities will change from 200% to 150%, effective as of May 2, 2019. For a discussion of recent legislation that may allow us to incur additional leverage, see “Risk Factors—Risks Related to Our Business and Structure—Recent legislation may allow us to incur additional leverage.” We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Relating to our Business and Structure—Regulations governing our operation as a business development company will affect our ability to, and the way in which we, raise additional capital. As a business development company, the necessity of raising additional capital may expose us to risks, including the typical risks associated with leverage.”

Common Stock

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). A proposal, approved by our stockholders at our 2018 Annual Meeting of Stockholders, authorizes us to sell shares of our common stock below the then current net asset value per share of our common stock in one or more offerings for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. We would need similar future approval from our stockholders to issue shares below the then current net asset value per share any time after the expiration of the current approval. We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act. See “Risk Factors—Risks Relating to this Offering—Existing stockholders may incur dilution if, in the future, we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.”

Codes of Ethics

We and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each such code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with such code’s requirements. You may read and copy our code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. In addition, each code of ethics is available on the EDGAR Database on the SEC’s website at www.sec.gov. You may also obtain copies of each code of ethics, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Proxy Voting Policies and Procedures

We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set out below. The guidelines will be reviewed periodically by the Adviser and our directors who are not “interested persons,” and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in our best interests. As part of this duty, the Adviser recognizes that it must vote our securities in a timely manner free of conflicts of interest and in our best interests.

The Adviser’s policies and procedures for voting proxies for its investment advisory clients are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

The Adviser votes proxies relating to our portfolio securities in what it perceives to be the best interest of our stockholders. The Adviser reviews on a case-by-case basis each proposal submitted to a stockholder vote to determine its effect on the portfolio securities we hold. In most cases the Adviser will vote in favor of proposals that the Adviser believes are likely to increase the value of the portfolio securities we hold. Although the Adviser will generally vote against proposals that may have a negative effect on our portfolio securities, the Adviser may vote for such a proposal if there exist compelling long-term reasons to do so.

The Adviser has established a proxy voting committee and adopted proxy voting guidelines and related procedures. The proxy voting committee establishes proxy voting guidelines and procedures, oversees the internal proxy voting process, and reviews proxy voting issues. To ensure that the Adviser’s vote is not the product of a conflict of interest, the Adviser requires that (1) anyone involved in the decision-making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (2) employees involved in the decision-making process or vote administration are prohibited from revealing how the Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties. Where conflicts of interest may be present, the Adviser will disclose such conflicts to us, including our independent directors and may request guidance from us on how to vote such proxies.

Proxy Voting Records

You may obtain information about how the Adviser voted proxies by making a written request for proxy voting information to: CM Finance Inc, Attention: Investor Relations, 65 East 55th Street, 15th Floor, New York, NY 10022, or by calling us collect at (212) 257-5199. The SEC also maintains a website at www.sec.gov that contains this information.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and to safeguarding their nonpublic personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any nonpublic personal information relating to our stockholders, although certain nonpublic personal information of our stockholders may become available to us. We do not disclose any nonpublic personal information about our stockholders or former stockholders to anyone, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent or third-party administrator).

We restrict access to nonpublic personal information about our stockholders to employees of the Adviser and its affiliates with a legitimate business need for the information. We intend to maintain physical, electronic and procedural safeguards designed to protect the nonpublic personal information of our stockholders.

Other

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and the Adviser are each required to adopt and implement written policies and procedures reasonably designed to prevent violation of relevant federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designate a chief compliance officer to be responsible for administering the policies and procedures.

We may also be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. The SEC has interpreted the business development company prohibition on transactions with affiliates to prohibit all “joint transactions” between entities that share a common investment adviser. The staff of the SEC has granted no-action relief permitting purchases of a single class of privately placed securities provided that the adviser negotiates no term other than price and certain other conditions are met. As a result, we only expect to co-invest on a concurrent basis with investment funds, accounts or investment vehicles managed by the Adviser when each of us and such investment fund, account or investment vehicle will own the same securities of the issuer and when no term is negotiated other than price. Any such investment would be made, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures. If opportunities arise that would otherwise be appropriate for us and for an investment fund, account or investment vehicle managed by the Adviser to invest in different securities of the same issuer, the Adviser will need to decide which fund will proceed with the investment. Moreover, except in certain circumstances, we will be unable to invest in any issuer in which an investment fund, account or investment vehicle managed by the Adviser has previously invested.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. For example:

•	pursuant to Rule 13a-14 under the Exchange Act, our principal executive officer and principal financial officer must certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 under Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;

•	pursuant to Rule 13a-15 under the Exchange Act, our management must prepare an annual report regarding its assessment of our internal control over financial reporting; and

•

pursuant to Item 308 of Regulation S-K and Rule 13a-15 under the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $500,000,000 of our common stock, preferred stock, debt securities, subscription rights or warrants to purchase common stock, preferred stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts offerings or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. In addition, this prospectus relates to 6,000,004 shares of our common stock (the “Selling Stockholder Shares”) that may be sold by the selling stockholder identified under “Selling Stockholders.”

The distribution of our securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our securities less any underwriting commissions or discounts must equal or exceed the net asset value per share of our securities except that we may sell shares of our securities at a price below net asset value per share if holders of a majority of the number of shares of our stock have approved such a sale or if the following conditions are met: (i) holders of a majority of our stock and a majority of our stock not held by affiliated persons have approved issuance at less than net asset value per share during the one year period prior to such sale; (ii) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us have determined that such sale would be in our best interest and in the best interests of our stockholders; and (iii) a majority of our directors who have no financial interest in the sale and a majority of such directors who are not interested persons of us, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, have determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of us of firm commitments to purchase such securities or immediately prior to the issuance of such securities, that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distributing commission or discount.

At a meeting initially convened on November 6, 2018 and reconvened on December 18, 2018, our stockholders voted to allow us to issue common stock at a price below net asset value per share for the period ending on the earlier of the one year anniversary of the date of our 2018 Annual Meeting of Stockholders and the date of our 2019 Annual Meeting of Stockholders, which we expect to be held in November 2019. Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock, although the number of shares sold in each offering may not exceed 25% of our outstanding common stock immediately prior to such sale. In addition, we cannot issue shares of our common stock below net asset value unless our board of directors determines that it would be in our and our stockholders’ best interests to do so.

In connection with the sale of our securities and the Selling Stockholder Shares, underwriters or agents may receive compensation from us and/or the selling stockholders or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will bear, directly or indirectly, such expenses, as well as any other fees and the expenses incurred by us in connection with any offering of our securities, including debt securities. Underwriters may sell our securities and the Selling Stockholder Shares to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities and the Selling Stockholder Shares may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and/or the selling stockholders and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us and/or the selling stockholders will be described in the applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any of our common stock or the Selling Stockholder Shares sold pursuant to a prospectus supplement will be listed on the Nasdaq Global Select Market, or another exchange on which our common stock is traded.

Under agreements into which we or the selling stockholders may enter, underwriters, dealers and agents who participate in the distribution of our securities and/or the Selling Stockholder Shares may be entitled to indemnification by us or the selling stockholders against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we and/or the selling stockholders will authorize underwriters or other persons acting as our and/or the selling stockholders’ agents to solicit offers by certain institutions to purchase our securities from us or the Selling Stockholder Shares from the selling stockholders pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us and/or the selling stockholders. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities and/or the Selling Stockholder Shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, our securities and the Selling Stockholder Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our securities and/or the Selling Stockholder Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. will not be greater than 10.0% for the sale of any securities being registered.

We will pay customary costs and expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including SEC filing fees and expenses of compliance with state securities or “blue sky” laws. However, the selling stockholder will pay all underwriting discounts and selling commissions, if any, attributable to sales of Selling Stockholder Shares. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, or the selling stockholder will be entitled to contribution.

We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, or we may be entitled to contribution.

There can be no assurance that any selling stockholders will sell any or all of the Selling Stockholder Shares registered pursuant to the registration statement, of which this prospectus forms a part. Once sold under the registration statement, of which this prospectus forms a part, the Selling Stockholder Shares will be freely tradable in the hands of persons other than our affiliates.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our securities are held by U.S. Bank National Association pursuant to a custody agreement. The principal business address of U.S. Bank National Association is One Federal Street, Boston, Massachusetts 02110. American Stock Transfer and Trust Company, LLC serves as our transfer agent, distribution paying agent and registrar. The principal business address of American Stock Transfer and Trust Company, LLC is 6201 15th Avenue, Brooklyn, New York 11219.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we will acquire and dispose of many of our investments in privately negotiated transactions, many of the transactions that we engage in will not require the use of brokers or the payment of brokerage commissions. Subject to policies established by our board of directors, the Adviser will be primarily responsible for selecting brokers and dealers to execute transactions with respect to the publicly traded securities portion of our portfolio transactions and the allocation of brokerage commissions. The Adviser does not expect to execute transactions through any particular broker or dealer but will seek to obtain the best net results for us under the circumstances, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. The Adviser generally will seek reasonably competitive trade execution costs but will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements and consistent with Section 28(e) of the Exchange Act, the Adviser may select a broker based upon brokerage or research services provided to the Adviser and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if the Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Eversheds Sutherland (US) LLP, Washington, DC 20001. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in the prospectus supplement, if any.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RSM US LLP, our independent registered public accounting firm, has audited our consolidated financial statements as of June 30, 2018, and for the year ended June 30, 2018, as set forth in their report. RSM US LLP’s principal business address is 4 Times Square, 151 West 42nd Street, 19th Floor, New York, NY 10036.

Ernst & Young LLP, our former independent registered public accounting firm, has audited our consolidated financial statements as of June 30, 2017, and for the years ended June 30, 2017, and 2016, as set forth in their report. We have included our consolidated financial statements and our senior securities table in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing. Ernst & Young LLP’s principal business address is 5 Times Square, New York, New York 10036.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On August 24, 2017, we informed Ernst & Young LLP of its dismissal as our independent registered public accounting firm, effective upon completion of the audit of our financial statements as of and for the year ending June 30, 2017. The decision was approved by the Audit Committee of the Board. Our Annual Report on Form 10-K for the fiscal year ended June 30, 2017 was filed on September 6, 2017 with the Securities and Exchange Commission and, therefore, the effective date of Ernst & Young LLP’s dismissal was September 6, 2017.

Ernst & Young LLP’s reports on our financial statements for the fiscal years ended June 30, 2017 and 2016 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s two most recent fiscal years and the subsequent period preceding September 6, 2017, there were no (a) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of such disagreements in its reports on the financial statements for such years or (b) reportable events, as described under Item 304(a)(1)(v) of Regulation S-K.

On August 24, 2017, the Audit Committee of the Board appointed RSM US LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018. RSM US LLP’s principal business address is 4 Times Square, 151 West 42nd Street, 19th Floor, New York, NY 10036.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We also file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090.

We maintain a website at http://cmfn-inc.com and make all of our annual, quarterly and current reports, proxy statements and other publicly filed information available, free of charge, on or through our website. Information contained on our website is not incorporated into this prospectus, and you should not consider information on our website to be part of this prospectus. You may also obtain such information by contacting us in writing at 65 East 55th Street, 15th Floor, New York, NY 10022, Attention: Investor Relations. The SEC maintains a website that contains reports, proxy and information statements and other information we file with the SEC at www.sec.gov. Copies of these reports, proxy and information statements and other information may also be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.

INCORPORATION BY REFERENCE

This prospectus is part of a registration statement that we have filed with the SEC. In accordance with the Small Business Credit Availability Act, we are allowed to “incorporate by reference” the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to comprise a part of this prospectus from the date we file that document. Any reports filed by us with the SEC subsequent to the date of this filing and before the date that any offering of any securities by means of this prospectus and any accompanying prospectus supplement is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus and any accompanying prospectus supplement have been sold or we otherwise terminate the offering of these securities; provided, however, that information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC that is not deemed filed is not incorporated by reference in this prospectus and any accompanying prospectus supplement. Information that we file with the SEC subsequent to the date of this filing will automatically update and may supersede information in this prospectus, any accompanying prospectus supplement and information previously filed with the SEC.

This prospectus and any accompanying prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2018;
•	Current Report on Form 8-K filed on November 7, 2018;
•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018;
•	Current Report on Form 8-K/A filed on December 19, 2018;
•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018;
•	Quarterly Report on Form 10-Q/A for the fiscal quarter ended December 31, 2018; and
•	The description of our common stock contained in our Form 8-A filed on February 5, 2014.

All reports and other documents we subsequently file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus and deemed to be part of this prospectus from the date of the filing of such reports and documents.

To obtain copies of these filings, see “Available Information.”

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different or additional information, and you should not rely on such information if you receive it. We are not making an offer of or soliciting an offer to buy, any securities in any state or other jurisdiction where such offer or sale is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

CM Finance Inc and Subsidiaries

Consolidated Statements of Assets and Liabilities

	December 31, 2018	June 30, 2018
Assets
Non-controlled, non-affiliated investments, at fair value (amortized cost of $307,290,045 and $ 302,647,282, respectively)	$283,335,302	$293,592,013
Derivatives, at fair value (cost of $0 and $0, respectively)	94,380	229,918
Cash	6,197,259	5,620,441
Cash, restricted	5,981,651	2,706,273
Receivable for investments sold	397,146	7,751,875
Interest receivable	3,282,163	4,011,450
Deferred offering costs	121,922	121,922
Other receivables	2,515,625	245,550
Prepaid expenses and other assets	58,954	255,139

Total Assets	$301,984,402	$314,534,581

Liabilities
Notes payable:
Term loan	$102,000,000	$102,000,000
Revolving credit facility	—	17,823,000
2023 Notes payable	34,500,000	—
Deferred debt issuance costs	(2,494,517)	(1,953,771)

Notes payable, net	134,005,483	117,869,229
Payable for investments purchased	2,985,000	12,569,450
Dividend payable	3,410,713	3,417,848
Deferred financing costs payable	1,037,000	2,071,167
Income-based incentive fees payable	1,566,513	2,294,678
Base management fees payable	1,405,297	1,319,853
Accrued provision for taxes	—	2,579,337
Derivatives, at fair value (cost $0 and $0, respectively)	94,380	229,918
Interest payable	845,566	303,153
Directors’ fees payable	93,448	99,296
Accrued expenses and other liabilities	104,694	257,986

Total Liabilities	145,548,094	143,011,915

Commitments and Contingencies (Note 6)

Net Assets
Common stock, par value $0.001 per share (100,000,000 shares authorized, 13,613,116 and 13,649,504 shares issued and outstanding, respectively)	13,613	13,649
Additional paid-in capital	198,392,175	198,700,999
Accumulated net realized loss	(21,270,472)	(21,087,280)
Undistributed net investment income	3,255,732	2,950,567
Net unrealized depreciation on investments	(23,954,740)	(9,055,269)

Total Net Assets	156,436,308	171,522,666

Total Liabilities and Net Assets	$301,984,402	$314,534,581

Net Asset Value Per Share	$11.49	$12.57

See notes to unaudited consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Statements of Operations (Unaudited)

	For the three months ended December 31,		For the six months ended December 31,
	2018	2017	2018	2017
Investment Income:
Interest income	$8,481,251	$7,538,152	$16,136,091	$13,964,204
Payment in-kind interest income	540,308	722,039	953,928	1,014,517
Dividend income	—	—	31,275	—
Payment in-kind dividend income	—	189,583	—	189,583
Other fee income	277,365	—	432,520	9,879

Total investment income	9,298,924	8,449,774	17,553,814	15,178,183

Expenses:
Interest expense	2,156,537	1,601,261	4,421,394	3,039,090
Base management fees	1,405,297	1,161,353	2,757,152	2,315,233
Income-based incentive fees	753,721	921,782	874,042	906,758
Provision for tax expense	12,946	—	12,946	—
Professional fees	233,528	236,024	466,328	445,064
Allocation of administrative costs from advisor	341,633	184,561	679,696	311,790
Amortization of deferred debt issuance costs	195,377	179,514	390,754	304,716
Insurance expense	84,440	85,225	168,880	205,439
Directors’ fees	101,250	99,000	202,500	198,667
Custodian and administrator fees	7,500	113,443	15,000	170,451
Offering expense	51,750	—	103,500	186,513
Other expenses	236,033	180,482	355,214	391,158

Total expenses	5,580,012	4,762,645	10,447,406	8,474,879
Waiver of income-based incentive fees	—	—	(22,000)	—

Net expenses	5,580,012	4,762,645	10,425,406	8,474,879

Net investment income	3,718,912	3,687,129	7,128,408	6,703,304

Net realized and unrealized gain/(loss) on investments:
Net realized gain (loss) from investments	75,000	—	(183,192)	(7,380,690)
Net change in unrealized appreciation (depreciation) in value of investments	(13,176,208)	1,172,018	(14,899,471)	8,672,249

Total realized and unrealized gain (loss) on investments	(13,101,208)	1,172,018	(15,082,663)	1,291,559

Net increase (decrease) in net assets resulting from operations	$(9,382,296)	$4,859,147	$(7,954,255)	$7,994,863

Basic and diluted:
Net investment income per share	$0.27	$0.27	$0.52	$0.49
Earnings per share	$(0.69)	$0.35	$(0.58)	$0.58
Weighted average shares of common stock outstanding	13,638,869	13,690,480	13,644,483	13,690,182

Distributions paid per common share	$0.25	$0.25	$0.50	$0.50

See notes to unaudited consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Statements of Changes in Net Assets (Unaudited)

	For the six months ended December 31,
	2018	2017
Net assets at beginning of year	$171,522,666	$169,948,112

Increase (decrease) in net assets resulting from operations:
Net investment income	7,128,408	6,703,304
Net realized loss on investments	(183,192)	(7,380,690)
Net change in unrealized appreciation (depreciation) on investments	(14,899,471)	8,672,249

Net increase (decrease) in net assets resulting from operations	(7,954,255)	7,994,863

Stockholder distributions:
Distributions from net investment income	(6,823,243)	(6,845,051)
Net decrease in net assets resulting from stockholder distributions	(6,823,243)	(6,845,051)

Capital transactions:
Reinvestments of stockholder distributions	49,713	11,813
Repurchase of common stock	(358,573)	—

Net increase (decrease) in net assets resulting from capital transactions	(308,860)	11,813

Net increase (decrease) in net assets	(15,086,358)	1,161,625

Net assets at end of period (including undistributed (distributions in excess of) net investment income of $3,255,732, and $(2,481,050), respectively)	$156,436,308	$171,109,737

See notes to unaudited consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	For the six months ended December 31,
	2018		2017
Cash Flows from Operating Activities
Net increase (decrease) in net assets resulting from operations		$(7,954,255)	$7,994,863

Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Origination and purchase of investments		(104,067,555)	(81,850,777)
Payment in-kind interest		(953,928)	(1,014,517)
Payment in-kind dividends		—	(189,583)
Sales and repayments of investments		101,767,898	54,842,377
Net realized loss on investments		183,192	7,380,690
Net change in unrealized (appreciation) depreciation on investments		14,899,471	(8,672,249)
Amortization of discount/premium on investments		(1,572,367)	(2,119,937)
Amortization of deferred debt issuance costs		390,754	304,716
Net (increase) decrease in operating assets:
Interest receivable		729,287	(2,713,068)
Dividends receivable		—	(189,583)
Receivable for investments sold		7,354,729	—
Other receivables		(2,270,075)	(179,819)
Prepaid expenses and other assets		196,185	170,451
Net increase (decrease) in operating liabilities:
Payable for investments purchased		(9,584,450)	(12,490,000)
Interest payable		542,413	78,340
Accrued provision for income taxes		(2,579,337)	—
Directors fees payable		(5,848)	(3,254)
Accrued expenses and other liabilities		(153,292)	(66,375)
Base management fees payable		85,444	1,182,842
Income-based incentive fees payable		(728,165)	888,247

Net cash provided by (used in) operating activities		(3,719,899)	(36,646,636)

Cash Flows from Financing Activities:
Payment for deferred financing costs		(1,965,667)	(620,500)
Deferred offering costs		—	128,169
Distributions to stockholders		(6,780,665)	(6,832,923)
Repurchase of common stock		(358,573)	—
Proceeds from 2023 Notes		34,500,000	—
Proceeds from borrowing on revolving credit facility		19,105,470	45,090,000
Repayments of borrowing on revolving credit facility		(36,928,470)	(27,260,000)

Net cash provided by (used in) financing activities		7,572,095	10,504,746

Net change in cash		3,852,196	(26,141,890)

Cash
Cash and restricted cash at beginning of period		8,326,714	33,262,874

Cash and restricted cash at end of period		$12,178,910	$7,120,984

Supplemental and non-cash financing cash flow information:
Cash paid for interest		$3,878,981	$2,960,751
Cash paid for taxes		$2,592,283	$—
Issuance of shares pursuant to Dividend Reinvestment Plan		49,713	11,813
Non-cash purchase of investments	$		$—
Non-cash sale of investments	$		$—

See notes to unaudited consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Schedule of Investments

(Unaudited)

December 31, 2018

Investments(1)(2)	Industry	Interest Rate	Initial Acquisition Date	Maturity Date	Principal Amount/ Shares(3)	Amortized Cost	Fair Value	% of Net Assets
Non-Controlled/Non-Affiliates
Senior Secured First Lien Debt Investments
1888 Industrial Services, LLC - Term A(4)(14)	Energy Equipment & Services	3M L+5.00% (1.00% Floor)	9/30/2016	9/30/2021	$4,950,495	$4,950,495	$4,950,495	3.16%
1888 Industrial Services, LLC - Term B(3)(4)(14)	Energy Equipment & Services	3M L+8.00% PIK (1.00% Floor)	9/30/2016	9/30/2021	12,304,681	6,530,574	9,228,511	5.90%
1888 Industrial Services, LLC - Revolver(4)(5)(14)	Energy Equipment & Services	3M L+5.00% (1.00% Floor)	10/11/2016	9/30/2021	2,376,238	1,485,149	1,485,149	0.95%
4L Technologies Inc(6)	Technology Hardware, Storage & Peripherals	3M L+4.50% (1.00% Floor)	8/21/2018	5/8/2020	8,959,162	8,836,110	8,815,815	5.64%
Bioplan USA, Inc.	Containers & Packaging	3M L+4.75% (1.00% Floor)	8/9/2018	9/23/2021	7,352,731	7,080,193	6,985,095	4.47%
CareerBuilder, LLC(6)(7)	Professional Services	3M L+6.75% (1.00% Floor)	7/27/2017	7/27/2023	13,537,179	13,268,520	13,537,179	8.65%
Cook & Boardman Group LLC(6)	Distributors	2M L+5.75% (1.00% Floor)	10/12/2018	10/17/2025	10,000,000	9,901,920	9,900,000	6.33%
Deluxe Toronto Ltd.(6)	Media	3M L+5.50% (1.00% Floor)	6/29/2018	12/7/2020	4,974,874	4,931,329	4,974,874	3.18%
Exela Intermedia LLC	IT Services	3M L+6.50% (1.00% Floor)	6/5/2018	7/12/2023	5,429,936	5,483,082	5,429,936	3.47%
Exela Intermedia LLC	IT Services	Fixed 10.00%	6/19/2018	7/15/2023	5,500,000	5,663,681	5,500,000	3.52%
Fusion Connect Inc.	Internet Software & Services	3M L+7.50% (1.00% Floor)	7/11/2018	5/4/2023	11,517,092	11,124,874	10,941,238	6.99%
GEE Group, Inc.(6)(8)	Professional Services	2M L+18.00% (1.00% Floor)	3/26/2018	3/31/2021	11,612,863	11,612,863	11,612,863	7.42%
Infrastructure & Energy Alternatives, Inc.(6)	Construction & Engineering	3M L+6.25%	11/14/2018	11/4/2024	12,500,000	12,067,552	12,062,500	7.71%
Immucor, Inc.(6)	Health Care Equipment & Supplies	3M L+5.00% (1.00% Floor)	6/27/2017	6/15/2021	7,387,500	7,338,613	7,461,375	4.77%
Liberty Oilfield Services LLC(6)(9)	Energy Equipment & Services	1M L+7.625% (1.00% Floor)	9/19/2017	9/19/2022	6,383,750	6,285,315	6,383,750	4.08%
Montreign Operating Company, LLC(6)	Hotels, Restaurants & Leisure	1M L+8.25% (1.00% Floor)	12/16/2016	1/24/2023	13,133,574	13,211,906	12,214,224	7.81%
PR Wireless LLC(5)	Wireless Telecommunication Services	3M L+5.25% (1.00% Floor)	11/15/2017	6/27/2020	2,305,453	1,012,919	1,012,919	0.65%
Premiere Global Services, Inc.(6)(9)	Diversified Telecommunication Services	3M L+6.50% (1.00% Floor)	5/6/2016	12/8/2021	10,444,897	9,820,433	9,191,509	5.88%
ProFrac Services, LLC(6)	Energy Equipment & Services	3M L+5.75% (1.00% Floor)	9/7/2018	9/7/2023	7,481,250	7,411,970	7,406,438	4.73%
Qualtek USA LLC(6)	Construction & Engineering	3M L+5.75% (1.00% Floor)	7/15/2018	7/18/2018	9,975,000	9,802,189	9,825,375	6.28%
RPX Corporation(6)	Professional Services	3M L+6.00%	6/8/2018	6/7/2024	9,625,000	9,532,223	9,528,750	6.09%
Techniplas LLC	Auto Components	Fixed 10.00%	6/10/2018	5/1/2020	9,500,000	9,040,285	9,072,500	5.80%
Specialty Building Products Holdings LLC	Construction Materials	3M L+5.75%	9/25/2018	9/21/2025	10,000,000	9,853,681	9,850,000	6.30%
Zinc Acquisition Holdings, LP(6)	Chemicals	3M L+10.00% (1.00% Floor)	10/9/2017	9/30/2024	4,709,302	4,668,075	4,709,302	3.01%

Total Senior Secured First Lien Debt Investments					201,960,977	190,913,951	192,079,797	122.79%

See notes to unaudited consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Schedule of Investments (continued)

(Unaudited)

December 31, 2018

Investments(1)(2)	Industry	Interest Rate	Initial Acquisition Date	Maturity Date	Principal Amount/ Shares(3)	Amortized Cost	Fair Value	% of Net Assets
Senior Secured Second Lien Debt Investments
AP NMT Acquisition BV(6)(9)(10)	Media	3M L+9.00% (1.00% Floor)	8/12/2014	8/22/2022	$20,000,000	$19,248,493	$19,200,000	12.28%
Caelus Energy Alaska 03, LLC(6)	Oil, Gas & Consumable Fuels	3M L+7.50% (1.25% Floor)	4/17/2014	4/15/2020	24,266,667	23,525,773	24,024,000	15.36%
Lionbridge Technologies, Inc.(3)(6)	Commercial Services & Supplies	3M L+9.75% (1.00% Floor)	2/6/2017	2/28/2025	12,000,000	11,800,627	12,000,000	7.67%
Premiere Global Services, Inc.(6)	Diversified Telecommunication Services	3M L+5.00% (1.00% Floor)	11/30/2016	6/6/2022	15,000,000	14,665,954	12,750,000	8.15%
Sears Holding Company Delayed Draw(5)	Retail	1M L+10.00%	6/9/2018	7/15/2019	10,000,000	2,083,721	2,078,571	1.33%
TouchTunes Interactive Networks, Inc.(6)	Media	1M L+8.25% (1.00% Floor)	5/4/2017	5/27/2022	12,000,000	11,986,143	12,000,000	7.67%
Trident USA Health Services, LLC - Tranche A(3)	Health Care Providers & Services	3M L+10.00% PIK (1.25% Floor)	11/29/2017	7/31/2020	2,673,422	2,494,097	—	0.00%
Trident USA Health Services, LLC - Tranche B(3)	Health Care Providers & Services	3M L+10.00% PIK (1.25% Floor)	11/29/2017	7/31/2020	21,443,958	20,021,280	—	0.00%
ZeroChaos Parent, LLC(6)	Professional Services	3M L+8.25% (1.00% Floor)	11/21/2017	10/31/2023	8,000,000	7,880,872	7,860,000	5.02%

Total Senior Secured Second Lien Debt Investments					117,526,904	113,706,960	89,912,571	57.48%
Unsecured Debt Investments
Trident USA Health Services, LLC - Holdco A Note	Health Care Providers & Services			7/31/2020	2,426,201	—	—	0.00%

Total Unsecured Debt Investments					2,426,201	—	—	0.00%
Equity, Warrants and Other Investments
1888 Industrial Services, LLC (Equity Interest)(4)(11)(14)	Energy Equipment & Services				11,880	—	119	0.00%
PR Wireless, Inc., $0.01 strike (Warrants)(11)	Wireless Telecommunication Services			6/27/2024	201	1,374,009	—	0.00%
U.S. Well Services, LLC (Equity Interest)	Energy Equipment & Services				77,212	772,125	501,878	0.32%
Zinc Acquisition Holdings, LP (Common Stock)(12)	Chemicals				523	523,000	840,937	0.54%

Total Equity, Warrants and Other Investments					89,816	2,669,134	1,342,934	0.86%

Total Non-Controlled/Non-Affiliates					$329,861,041	$307,290,045	$283,335,302	181.12%

Liabilities in excess other assets							(126,898,994)	-81.12%

Net Assets							$156,436,308	100.00%

See notes to unaudited consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Schedule of Investments (continued)

(Unaudited)

December 31, 2018

	Industry	Interest Rate	Maturity Date	Notional Amount	Amortized Cost	Fair Value	% of Net Assets
Derivatives
Assets
Embedded derivative - Notes payable(11)(13)	Diversified Financial Services		12/5/2020	$102,000,000	$—	$(170,584)	-0.11%
Embedded derivative - Notes payable(11)(13)	Diversified Financial Services		12/5/2019	50,000,000	—	76,204	0.05%

Total Assets				152,000,000	—	(94,380)	-0.06%

Liabilities
Total Return Swap(11)(13)	Diversified Financial Services	1M L+2.75%	12/5/2020	102,000,000	—	170,584	0.11%
Embedded derivative - Notes payable(11)(13)	Diversified Financial Services		12/5/2019	50,000,000	—	(76,204)	-0.05%

Total Liabilities				152,000,000	—	94,380	0.06%

Total Derivatives				$304,000,000	$—	$—	0.00%

(1)

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

(2)	All investments are non-controlled and non-affiliated issuers unless otherwise noted. All investments are valued in good faith by the board of directors.
(3)	Principal amount includes capitalized PIK interest.
(4)	Effective 10/1/17, AAR Intermediate Holdings, LLC changed its name to 1888 Industrial Services, LLC.
(5)	Refer to Note 6 for more detail on the unfunded commitments.
(6)

A portion or all is held by the Company indirectly through CM Finance SPV Ltd. and pledged as collateral for the Total Return Swaps and pledged as collateral for the revolving credit facility held through UBS AG, London Branch.

(7)	Security, or a portion thereof, unsettled as of December 31, 2018.
(8)	First Lien Unitranche Last Out Investment, which accounts for 4.10% of our investment portfolio at fair value.
(9)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. Non-qualifying assets represent 10.31% of total assets.

(10)	A portfolio company domiciled in the Netherlands. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.
(11)	Securities are non-income producing.
(12)	CM Finance Inc’s investments in Zinc Acquisition Holdings, LP are held through its wholly owned subsidiary, Zinc Borrower Blocker, LLC.
(13)	Refer to Note 5 for more detail on the Total Return Swaps and the Embedded derivatives — Notes Payable.
(14)	As defined in the 1940 Act, the Company is deemed to be an “Affiliated Person” of this portfolio company because it owns 5% or more of the portfolio company’s outstanding voting securities.

1M L    –    1 month LIBOR (2.52% as of December 31, 2018)

2M L    –    2 month LIBOR (2.62% as of December 31, 2018)

3M L    –    3 month LIBOR (2.80% as of December 31, 2018)

PIK      –     Payment-In-Kind

See notes to unaudited consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments

June 30, 2018

Investments(1)(2)	Industry	Interest Rate	Initial Acquisition Date	Maturity Date	Principal Amount/ Shares(3)	Amortized Cost	Fair Value	% of Net Assets
Non-Controlled/Non-Affiliates
Senior Secured First Lien Debt Investments
1888 Industrial Services, LLC – Revolver(4)(5)	Energy Equipment & Services	3M L+5.00% (1.00% Floor)	10/11/2016	09/30/2021	$2,376,238	$1,683,168	$1,683,168	0.98%
1888 Industrial Services, LLC – Term A(4)	Energy Equipment & Services	3M L+5.00% (1.00% Floor)	9/30/2016	09/30/2021	4,950,495	4,950,495	4,950,495	2.89%
1888 Industrial Services, LLC – Term B(3)(4)	Energy Equipment & Services	3M L+8.00% PIK (1.00% Floor)	9/30/2016	09/30/2021	11,687,047	5,912,941	8,765,286	5.11%
American Gaming Systems Inc.(6)	Hotel, Restaurants & Leisure	3M L+4.25% (1.00% Floor)	2/9/2018	02/15/2024	20,400,451	20,400,451	20,400,451	11.89%
CareerBuilder, LLC(6)	Professional Services	3M L+6.75% (1.00% Floor)	7/27/2017	07/27/2023	10,994,114	10,705,928	10,994,114	6.41%
Deluxe Toronto Ltd.(6)	Media	3M L+5.50% (1.00% Floor)	6/29/2018	12/07/2020	5,000,000	4,950,000	4,950,000	2.89%
Exela Intermedia LLC(7)	IT Services	3M L+6.50% (1.00% Floor)	6/5/2018	07/12/2023	5,468,354	5,524,248	5,524,678	3.22%
Exela Intermedia LLC(7)	IT Services	Fixed 10.00%	6/19/2018	07/15/2023	5,500,000	5,685,426	5,685,900	3.32%
FPC Holdings, Inc.(6)	Distributors	3M L+4.50% (1.25% Floor)	3/28/2018	11/18/2022	12,468,750	12,104,452	12,468,750	7.27%
GEE Group, Inc.(6)(8)	Professional Services	2M L+13.75% (1.00% Floor)	3/26/2018	03/31/2021	12,286,453	12,286,453	12,286,453	7.16%
Hostway Corp(6)	IT Services	3M L+5.75%	4/19/2018	12/13/2019	12,060,739	11,817,448	11,799,021	6.88%
Immucor, Inc.(6)	Healthcare Equipment & Services	3M L+5.00% (1.00% Floor)	6/27/2017	06/15/2021	7,425,000	7,366,701	7,499,250	4.37%
Liberty Oilfield Services LLC(6)(9)	Energy Equipment & Services	1M L+7.625% (1.00% Floor)	9/19/2017	09/19/2022	6,458,750	6,347,581	6,458,750	3.77%
Montreign Operating Company, LLC(6)	Hotel, Restaurants & Leisure	1M L+8.25% (1.00% Floor)	12/16/2016	01/24/2023	13,199,738	13,246,185	12,935,744	7.54%
Premiere Global Services, Inc.(6)(9)	Diversified Telecommunication Services	3M L+6.50% (1.00% Floor)	5/6/2016	12/08/2021	10,748,527	10,225,894	10,533,557	6.14%
PR Wireless LLC(5)	Wireless Telecommunication Services	3M L+5.25% (1.00% Floor)	11/15/2017	06/27/2020	2,308,097	461,619	461,619	0.27%
RPX Corporation	Professional Services	3M L+6.00%	6/8/2018	6/8/2024	10,000,000	9,900,190	9,900,000	5.77%
U.S. Well Services, LLC(3)(7)(9)	Energy Equipment & Services	1M L+9.00% (1.00% Floor)	2/1/2017	02/02/2022	9,633,228	9,684,648	9,633,228	5.62%
U.S. Well Services, LLC – Revolver(5)	Energy Equipment & Services	2M L+6.00% (1.00% Floor)	2/1/2017	02/02/2022	920,856	705,852	705,852	0.41%
Zinc Acquisition Holdings, LP(6)	Chemicals	3M L+10.00% (1.00% Floor)	10/9/2017	09/29/2024	7,500,000	7,430,251	7,500,000	4.37%

Total Senior Secured First Lien Debt Investments					171,386,837	161,389,931	165,136,316	96.28%

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments – (continued)

June 30, 2018

Investments(1)(2)	Industry	Interest Rate	Initial Acquisition Date	Maturity Date	Principal Amount/ Shares(3)	Amortized Cost	Fair Value	% of Net Assets
Senior Secured Second Lien Debt Investments
AP NMT Acquisition BV(6)(9)(10)	Media	3M L+9.00% (1.00% Floor)	8/12/2014	08/13/2022	$20,000,000	$19,166,531	$20,000,000	11.66%
Caelus Energy Alaska 03, LLC(6)	Oil, Gas & Consumable Fuels	3M L+7.50% (1.25% Floor)	4/17/2014	04/15/2020	26,000,000	24,848,113	24,180,000	14.10%
Intermedia Holdings, Inc.(6)	IT Services	3M L+9.50% (1.00% Floor)	1/3/2017	02/01/2025	5,000,000	4,911,867	5,000,000	2.91%
International Wire Group, Inc.	Electronic Equipment	Fixed 10.75%	4/27/2017	08/01/2021	7,000,000	6,915,565	6,580,000	3.84%
Lionbridge Technologies, Inc.(3)	Commercial Services & Supplies	1M L+9.75% (1.00% Floor)	2/6/2017	02/28/2025	12,000,000	11,789,661	12,000,000	7.00%
Montrose Environmental Group, Inc.	Commercial Services & Supplies	3M L+9.50%	9/29/2017	09/30/2020	20,000,000	19,688,421	19,600,000	11.43%
Premiere Global Services, Inc.(6)	Diversified Telecommunication Services	3M L+9.50% (1.00% Floor)	11/30/2016	06/06/2022	15,000,000	14,679,729	14,400,000	8.39%
TouchTunes Interactive Networks, Inc.(6)	Media	1M L+8.25% (1.00% Floor)	5/4/2017	05/27/2022	7,000,000	6,977,435	7,000,000	4.08%
Trident USA Health Services, LLC – Tranche A(3)	Healthcare Providers & Services	3M L+10.00% PIK (1.25% Floor)	11/29/2017	07/31/2020	2,612,643	2,493,712	377,266	0.22%
Trident USA Health Services, LLC – Tranche B(3)	Healthcare Providers & Services	3M L+10.00% PIK (1.25% Floor)	11/29/2017	07/31/2020	20,956,435	20,018,194	10,203,688	5.95%
ZeroChaos Parent, LLC(6)	Professional Services	3M L+8.25% (1.00% Floor)	11/21/2017	10/31/2023	8,000,000	7,871,114	7,860,000	4.58%

Total Senior Secured Second Lien Debt Investments					143,569,078	139,360,342	127,200,954	74.16%

Unsecured Debt Investments
Trident USA Health Services, LLC – Holdco A Note	Healthcare Providers & Services	—		07/31/2020	2,426,201	—	731,742	0.43%

Total Unsecured Debt Investments					2,426,201	—	731,742	0.43%

Equity, Warrants and Other Investments
1888 Industrial Services, LLC (Equity Interest)(4)(11)(12)	Energy Equipment & Services				11,880	—	1	0.00%
PR Wireless, Inc., $0.01 strike (Warrants)(11)	Telecommunication Services			6/27/2027	201	1,374,009	—	0.00%
Zinc Acquisition Holdings, LP (Common Stock)(13)	Chemicals	—			523	523,000	523,000	0.30%

Total Equity, Warrants and Other Investments					12,604	1,897,009	523,001	0.30%

Total Non-Controlled/Non-Affiliates					$317,394,720	$302,647,282	$293,592,013	171.17%

Liabilities in excess other assets							(122,069,347)	(71.17%)

Net Assets							$171,522,666	100.00%

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments – (continued)

June 30, 2018

	Industry	Interest Rate	Maturity Date	Notional Amount	Amortized Cost	Fair Value	% of Net Assets
Derivatives
Assets
Embedded derivative – Notes payable(11)(14)	Diversified Financial Services		12/5/2020	$102,000,000	$—	$157,223	0.09%
Embedded derivative – Notes payable(11)(14)	Diversified Financial Services		12/5/2019	50,000,000	—	72,695	0.04%

Total Assets				152,000,000	—	229,918	0.13%

Liabilities
Total Return Swap(11)(14)	Diversified Financial Services	1M L+2.75%	12/5/2020	102,000,000	—	(157,223)	(0.09%)
Embedded derivative – Notes payable(11)(14)	Diversified Financial Services		12/5/2019	50,000,000	—	(72,695)	(0.04%)

Total Liabilities				152,000,000	—	(229,918)	(0.13%)

Total Derivatives				$304,000,000	$—	$—	0.00%

(1)

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

(2)	All investments are non-controlled and non-affiliated issuers. All investments are valued in good faith by the board of directors.

(3)	Principal amount includes capitalized PIK interest.

(4)	Effective 10/1/17, AAR Intermediate Holdings, LLC changed its name to 1888 Industrial Services, LLC.

(5)	Refer to Note 6 for more detail on the unfunded commitments.

(6)

A portion or all is held by the Company indirectly through CM Finance SPV Ltd. and pledged as collateral for the Total Return Swaps and pledged as collateral for the revolving credit facility held through UBS AG, London Branch .

(7)	Security, or a portion thereof, unsettled as of June 30, 2018.

(8)	First Lien Unitranche Last Out Investment, which accounts for 4.18% of our investment portfolio at fair value.

(9)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. Non-qualifying assets represent 15.88% of total assets.

(10)	A portfolio company domiciled in the Netherlands. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.

(11)	Securities are non-income producing.

(12)	CM Finance Inc’s investment in 1888 Industrial Services, LLC (Equity Interest) is held through its wholly owned subsidiary, CM Portfolio Companies LLC.

(13)	CM Finance Inc’s investments in Zinc Acquisition Holdings, LP are held through its wholly owned subsidiary, Zinc Borrower Blocker, LLC.

(14)	Refer to Note 5 for more detail on the Total Return Swaps and the Embedded derivatives—Notes Payable.

1M L — 1 month LIBOR (2.09% as of June 30, 2018)
3M L — 3 month LIBOR (2.34% as of June 30, 2018)
PIK — Payment-In-Kind

See notes to consolidated financial statements.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 1. Organization

CM Finance Inc (“CMFN” or the “Company”), a Maryland corporation formed in May 2013, is a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (the “Code”) for U.S. federal income tax purposes. The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 946 Financial Services – Investment Companies.

On February 11, 2014, the Company completed its initial public offering (the “Offering”), selling 7,666,666 shares of its common stock, par value $0.001, including the underwriters’ over-allotment, at a price of $15.00 per share with net proceeds of approximately $111.5 million.

CM Finance LLC, a Maryland limited liability company, commenced operations in March 2012. Immediately prior to the Offering, CM Finance LLC was merged with and into the Company (the “Merger”). In connection with the Merger, the Company issued 6,000,000 shares of common stock and $39.8 million in debt to the pre-existing CM Finance LLC investors, consisting of funds managed by Cyrus Capital Partners, L.P. (the “Original Investors” or the “Cyrus Funds”). The Company had no assets or operations prior to completion of the Merger and, as a result, the books and records of CM Finance LLC became the books and records of the Company, as the surviving entity. Immediately after the Merger, the Company issued 2,181,818 shares of its common stock to Stifel Venture Corp. (“Stifel”) in exchange for $32.7 million in cash. The Company used all of the proceeds of the sale of shares to Stifel to repurchase 2,181,818 shares of common stock from the Original Investors. Immediately after the completion of the Offering, the Company had 13,666,666 shares outstanding. The Company used a portion of the net proceeds of the Offering to repay 100% of the debt issued to the Original Investors in connection with the Merger.

Upon its election to be regulated as a BDC on February 5, 2014, the Company entered into an investment advisory agreement (the “Advisory Agreement”) and an administration agreement with CM Investment Partners LLC (the “Adviser”) as its investment adviser and administrator, respectively.

The Company’s primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing directly in debt and related equity of privately held middle-market companies to help these companies fund acquisitions, growth or refinancing. The Company invests primarily in middle-market companies in the form of unitranche loans, standalone first and second lien and mezzanine loans. The Company may also invest in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments.

As a BDC, the Company is required to comply with certain regulatory requirements. For instance, as a BDC, the Company must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of total assets are qualifying assets. Qualifying assets include investments in “eligible portfolio companies.” Under the relevant Securities and Exchange Commission (“SEC”) rules, the term “eligible portfolio company” includes all private operating companies, operating companies whose securities are not listed on a national securities exchange, and certain public operating companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million, in each case organized and with their principal of business in the United States.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 1. Organization – (continued)

From time-to-time, the Company may form taxable subsidiaries which are taxed as corporations for federal income tax purposes (the “Taxable Subsidiaries”). At December 31, 2018, the Company had one Taxable Subsidiary: Zinc Borrower Blocker, LLC; at June 30, 2018, the Company had four Taxable Subsidiaries: CM Portfolio Companies LLC, U.S. Well Services Blocker, LLC, Bird Electric Blocker, LLC, and Zinc Borrower Blocker, LLC. The Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements applicable to a RIC under the Code.

Note 2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company.

a. Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and all values are stated in U.S. dollars, unless noted otherwise. The financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods included herein as required by U.S. GAAP. These adjustments are normal and recurring in nature.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the fair value of investments and other amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company’s consolidated financial statements are reasonable and prudent. Actual results could differ materially from these estimates. All material inter-company balances and transactions have been eliminated.

As permitted under Regulation S-X and ASC Topic 946, the Company will generally not consolidate its investment in a portfolio company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries, CM Finance SPV Ltd. (“SPV”) and CM Finance SPV LLC (“LLC”), which are special purpose vehicles used to finance certain investments, and Zinc Borrower Blocker, LLC in its consolidated financial statements. All intercompany balances and transactions have been eliminated.

b. Revenue Recognition, Security Transactions, and Realized/Unrealized Gains or Losses

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing, commitment, and amendment fees, purchase and original issue discounts associated with loans to portfolio companies are accreted into interest income over the respective terms of the applicable loans. Accretion of discounts or premiums is calculated by the effective interest or straight-line method, as applicable, as of the purchase date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or debt security, any prepayment penalties are included in other fee income and unamortized fees and discounts are recorded as interest income and are non-recurring in nature.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment about ultimate collectability of principal. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Dividend income is recorded on the ex-dividend date.

Origination, closing, commitment, and amendment fees, purchase and original issue discounts associated with loans to portfolio companies are accreted into interest income over the respective terms of the applicable loans. Accretion of discounts or premiums is calculated by the effective interest or straight-line method, as applicable, as of the purchase date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or debt security, any prepayment penalties are included in other fee income and unamortized fees and discounts are recorded as interest income and are non-recurring in nature. During the three and six months ended December 31, 2018, $877,376 and $1,015,923 of prepayment penalties and unamortized discounts upon prepayment were recorded as interest income, respectively. During the three and six months ended December 31, 2017, $1,218,231 and $1,240,123 of prepayment penalties and unamortized discounts upon prepayment were recorded as interest income, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are determined by calculating the difference between the net proceeds from the disposition and the amortized cost basis of the investments, without regard to unrealized gains or losses previously recognized. Realized gains or losses on the sale of investments are calculated using the specific identification method. The Company reports changes in fair value of investments as a component of the net change in unrealized appreciation (depreciation) on investments in the Unaudited Consolidated Statements of Operations.

Management reviews all loans that become 90 days or more past due on principal or interest or when there is reasonable doubt that principal or interest will be collected for possible placement on non-accrual status. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although management may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection.

The Company may hold debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on an accrual basis to the extent that such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. The Company earned PIK interest of $540,308 and $953,928 during the three and six months ended December 31, 2018, respectively. The Company earned PIK interest of $722,039 and $1,014,517 during the three and six months ended December 31, 2017, respectively.

The Company may hold equity investments in its portfolio that contain a PIK dividend provision. PIK dividends, which represents contractual dividend payments added to the investment balance, is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company earned no PIK dividends during the

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

three and six months ended December 31, 2018. The Company earned PIK dividends of $189,583 and $189,583 during the three and six months ended December 31, 2017, respectively.

c. Paid In Capital

The Company records the proceeds from the sale of its common stock to common stock and additional paid-in capital, net of commissions and marketing support fees.

d. Net Increase in Net Assets Resulting from Operations per Share

The net increase in net assets resulting from operations per share is calculated based upon the weighted average number of shares of common stock outstanding during the reporting period.

e. Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend or distribution is determined by the Company’s board of directors each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are generally distributed annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of any distributions the Company pays in cash on behalf of the Company’s stockholders, unless a stockholders elects to receive cash. As a result, if the Company’s board of directors declares, and the Company pays, a cash distribution, then the Company’s stockholders who have not “opted out” of the Company’s dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash distribution.

f. Cash and Restricted Cash

Cash and restricted cash consist of bank demand deposits. The Company deposits its cash in financial institutions and, at times, such balance may be in excess of the Federal Deposit Insurance Corporation insurance limits. All of the Company’s cash deposits are held at large established high credit quality financial institutions and management believes that the risk of loss associated with any uninsured balances is remote. The Company has restrictions on the uses of the cash held by SPV and LLC based on the terms of the Notes Payable. For more information on the Notes Payable, see Note 5.

g. Deferred Offering Costs

Deferred offering costs consist of fees and expenses incurred in connection with the offer and sale of the Company’s common stock and bonds, including legal, accounting, printing fees, and other related expenses, as well as costs incurred in connection with the filing of a shelf registration statement. These costs are capitalized when incurred and recognized as a reduction of offering proceeds when the offering is completed.

h. Investment Transactions and Expenses

Purchases of loans, including revolving credit agreements, are recorded on a fully committed basis until the funded and unfunded portions are known or estimable, which in many cases may not be until settlement.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

Expenses are accrued as incurred.

Deferred debt issuance costs, incurred in connection with the Company’s Notes Payable, are amortized using the straight line method over the life of the notes.

Offering costs were charged to paid-in capital upon the sale of shares in the Offering.

i. Investment Valuation

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 – Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its investments and financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Fair value is defined as the price that would be received upon a sale of an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (a) are independent of us, (b) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary), (c) are able to transact for the asset, and (d) are willing to transact for the asset or liability (that is, they are motivated but not forced or otherwise compelled to do so).

Securities that are traded on securities exchanges (including such securities traded in the after hour’s market) are valued on the basis of the closing price on the valuation date (if such prices are available). Securities that are traded on more than one securities exchange are valued at the closing price on the primary securities exchange on which such securities are traded on the valuation date (or if reported on the consolidated tape, then their last sales price on the consolidated tape). Listed options for which the last sales price falls between the last “bid” and “ask” prices for such options are valued at their last sales price on the date of the valuation on the primary securities exchange on which such options are traded. Options for which the last sales price on the valuation date does not fall between the last “bid” and “ask” prices are valued at the average of the last “bid” and “ask” prices for such options on that date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. The Company held one Level 1 investment as of December 31, 2018 and held no Level 1 investments as of June 30, 2018.

Investments that are not traded on securities exchanges but are traded on the over-the-counter (“OTC”) markets (such as term loans, notes and warrants) are valued using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (when observable) and fundamental data relating to the issuer. These investments are categorized in Level 2 of the fair value hierarchy, or in instances when lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

The embedded derivative in the Term Notes and the 2017 Revolving Notes (as defined in Note 5) payable from SPV to UBS AG, London Branch (together with its affiliates, “UBS”) and total return swaps referencing the terms of the Term Notes payable and the total return of the 2017 Revolving Notes referencing the 2017 Revolving Notes (together, the “TRS”) are valued based on the change in fair value and the underlying accrued interest of the portfolio of assets held in SPV less the accrued interest payable on the financing due to the TRS counterparty, UBS. Consideration has been given to counterparty risk. The Company has assessed the unsecured risk of the counterparty, UBS, in the form of credit ratings and the trading levels of that risk and has determined that the counterparty risk is minimal. The Company also notes that counterparty risk is further mitigated by the monthly settlement of both the interest portion of the embedded derivative referencing the Term Notes and the 2017 Revolving Notes payable and the TRS. If the Company were to determine that counterparty risk were material, an adjustment to the fair value of the TRS would be made. The embedded derivative in the Term Notes and the 2017 Revolving Notes payable and the TRS have been categorized in Level 3 of the fair value hierarchy. See Note 4 and Note 5 for more detail.

Investments for which market quotations are not readily available or may be considered unreliable are fair valued, in good faith, using a method determined to be appropriate in the given circumstances. The valuation methods used include the Cost Approach, the Market Approach and the Income Approach. Inputs used in these approaches may include, but are not limited to, interest rate yield curves, credit spreads, recovery rates, comparable company transactions, trading multiples, and volatilities. The valuation method of the Company may change as changes in the underlying company dictates, such as moving from the Cost Approach to Market Approach when underlying conditions change at the company. Because of the inherent uncertainty of valuation in these circumstances, the fair values for the aforementioned investments may differ significantly from values that would have been used had a ready and liquid market for such investments existed or from the amounts that might ultimately be realized, and such differences could be material.

The Company’s valuation policies and procedures are developed by the Adviser, which is also responsible for ensuring that the valuation policies and procedures are consistently applied across all investments of the Company, and approved by the Company’s board of directors. The valuations are continuously monitored and the valuation process for Level 3 investments is completed on a quarterly basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight and review. The valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Adviser responsible for the portfolio investment. These investment professionals prepare the preliminary valuations based on their evaluation of financial and operating data, company specific developments, market valuations of comparable securities from the same company or that of comparable companies as well as any other relevant factors including recent purchases and sales that may have occurred preceding month-end.

Valuation models are typically calibrated upon initial funding, and are re-calibrated as necessary upon subsequent material events (including, but not limited to additional financing activity, changes in comparable companies, and recent trades). The preliminary valuation conclusions are then documented and discussed with senior management of the Adviser. On a periodic basis and at least once annually, independent valuation firm(s) engaged by the Company conduct independent appraisals and review the Adviser’s preliminary valuations and make their own independent assessment. The Valuation Committee of the Company’s board of directors then reviews the preliminary valuations of the Adviser and that of the independent valuation firm(s). The Valuation Committee discusses the valuations and makes a recommendation to the Company’s board of directors regarding the fair value of each investment in good faith based on the input of the Adviser and the independent valuation

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

firm(s). Upon recommendation by the Valuation Committee and a review of the valuation materials of the Adviser and the third party independent valuation firm(s), the board of directors of the Company determines, in good faith, the fair value of each investment.

For more information on the classification of the Company’s investments by major categories, see Note 4.

The fair value of the Company’s assets and liabilities that qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented in the Unaudited Consolidated Statements of Assets and Liabilities.

j. Income Taxes

The Company has elected to be treated, for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code. To qualify, and maintain qualification, as a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements and distribute to stockholders, for each taxable year, at least 90% of the Company’s “investment company taxable income,” which is generally the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If the Company continues to qualify as a RIC and continues to satisfy the annual distribution requirement, the Company will not have to pay corporate level federal income taxes on any income that the Company distributes to its stockholders. The Company intends to make distributions in an amount sufficient to maintain its RIC status each year and to avoid paying any federal income taxes on income. The Company will also be subject to nondeductible federal excise taxes if the Company does not distribute to its stockholders at least 98% of net ordinary income, 98.2% of capital gains, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes. Additionally, certain of the Company’s consolidated subsidiaries are subject to U.S. federal and state income taxes. The Company did not record a provision for taxes for the three and six months ended December 31, 2018 and for the three and six months ended December 31, 2017 for U.S. federal and state income taxes related to the Taxable Subsidiaries.

Book and tax basis differences that are permanent differences are reclassified among the Company’s capital accounts, as appropriate at year-end. Additionally, the tax character of distributions is determined in accordance with the Code, which differs from U.S. GAAP. During the three and six months ended December 31, 2018, the Company recorded distributions of $3.4 million and $6.8, respectively. During the three and six months ended December 31, 2017, the Company recorded distributions of $3.4 million and $6.8 million, respectively. The tax character of a portion of these distributions may be return of capital.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company’s policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision.

The Company has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for any tax year since inception. Each of the tax years since inception remains subject to examination by taxing authorities. This conclusion may be subject to review and adjustment at a later date based on factors, including but not limited to, ongoing analysis and changes to laws, regulations, and interpretations thereof.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

Permanent differences between investment company taxable income and net investment income for financial reporting purposes are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the year ended June 30, 2018, the Company reclassified for book purposes amounts arising from permanent book/tax differences related to the different tax treatment of paydown gains and losses, and income/(loss) from wholly owned subsidiaries as follows:

As of June 30, 2018
Additional paid-in capital	$—
Distributions in excess of net investment income	—
Accumulated net realized gain (loss)	—

The tax character of all distributions paid by the Company during the year ended June 30, 2018 was ordinary income.

At June 30, 2018, the components of distributable earnings on a tax basis detailed below differ from the amounts reflected in the Company’s Consolidated Statement of Assets and Liabilities by temporary and other book/tax differences, primarily relating to the tax treatment of dividends payable and non-deductible incentive fee income unvested, as follows:

As of June 30, 2018
Undistributed net investment income	$7,140,649
Accumulated capital gains (losses) and other	(2,474,763)
Capital loss carryover	(18,612,517)
Unrealized appreciation (depreciation)	(9,055,269)
Distributions payable	(3,417,848)

Components of tax distributable earnings at year end	$(26,419,748)

For tax purposes, net realized capital losses may be carried over to offset future capital gains, if any. These capital losses can be carried forward for an indefinite period, and will retain their character as either short-term or long-term capital losses. As of June 30, 2018, the Company had a net short-term capital loss carryforward of $1,068,849 and a net long-term capital loss carryforward of $17,543,668 available to be carried forward for an indefinite period.

A RIC may elect to defer any capital losses incurred after October 31, 2017 (“post-October”) to the beginning of the following fiscal year. As of June 30, 2018, the Company had a post-October short-term capital loss deferral of $202,160 and a post-October long-term capital loss deferral of $2,272,603. These losses are deemed to arise on July 1, 2018.

In addition, as of June 30, 2018, the wholly-owned taxable subsidiary recorded a deferred tax asset and a corresponding valuation allowance of approximately $172,769.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 2. Significant Accounting Policies – (continued)

k. Capital Gains Incentive Fee

Under U.S. GAAP, the Company calculates the capital gains incentive fee payable to the Adviser as if the Company had realized all investments at their fair values as of the reporting date. Accordingly, the Company accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of provisional capital gains incentive fee accrued at a reporting date may vary from the incentive fee that is ultimately realized and the differences could be material.

The cost basis used to compute gains and losses for the purpose of determining incentive fees is the fair value of the Company’s investments on February 5, 2014, at the time the Company priced the Offering.

As of December 31, 2018 and June 30, 2018, there was no capital gains incentive fee payable to the Adviser under the Advisory Agreement.

l. Share Repurchase Program

On May 2, 2018, the Company’s board of directors authorized a discretionary repurchase program of up to $5.0 million shares of the Company’s common stock, until the earlier of (i) May 1, 2019 or (ii) the repurchase of $5.0 million in aggregate amount of the common stock. Under the discretionary repurchase program, the Company may, but is not obligated to, repurchase the outstanding common stock from time to time in the open market provided that the Company complies with the prohibitions under its insider trading policies and procedures and the applicable provisions the Securities Exchange Act of 1934, as amended. In addition, any repurchases will be conducted in accordance with the 1940 Act. The timing and number of shares to be repurchased will depend on a number of factors, including market conditions and alternative investment opportunities and no assurances can be given that any common stock, or any particular amount, will be purchased. The Company will retire immediately all shares of common stock that are purchased in connection with the share repurchase program. During the three and six months ended December 31, 2018, the Company repurchased 30,999 and 42,214 shares of common stock on the open market for $257,336 and $358,573, respectively (including commissions). Refer to Note 11 for additional information concerning share repurchases.

Note 3. Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial statements upon adoption.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”). ASU 2018-13 will modify the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for annual reporting periods beginning after December 15, 2019, including interim periods within that reporting period, with early adoption permitted. The Company is currently evaluating the impact ASU 2018-13 will have on the Company’s consolidated financial statements and disclosures.

Certain items in the December 31, 2017 consolidated financial statements has been reclassified to conform to the December 31, 2018 presentation with no effect on net income.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments

The Company’s investments, at any time, may include securities and other financial instruments, including, without limitation, corporate and government bonds, convertible securities, collateralized loan obligations, term loans, trade claims, equity securities, privately negotiated securities, direct placements, working interests, warrants and investment derivatives (such as credit default swaps, recovery swaps, total return swaps, options, forward contracts, and futures) (all of the foregoing collectively referred to in these financial statements as “investments”).

a. Certain Risk Factors

In the ordinary course of business, the Company manages a variety of risks including market risk, liquidity risk and credit risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits and diversifying exposures and activities across a variety of instruments, markets and counterparties.

Market risk is the risk of potential adverse changes to the value of financial instruments because of changes in market conditions, including as a result of changes in the credit quality of a particular issuer, credit spreads, interest rates, and other movements and volatility in security prices or commodities. In particular, the Company may invest in issuers that are experiencing or have experienced financial or business difficulties (including difficulties resulting from the initiation or prospect of significant litigation or bankruptcy proceedings), which involves significant risks. The Company manages its exposure to market risk through the use of risk management strategies and various analytical monitoring techniques.

The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Credit risk is the potential loss the Company may incur from a failure of an issuer to make payments according to the terms of a contract. The Company is subject to credit risk because of its strategy of investing in the debt of leveraged companies and its involvement in derivative instruments. The Company’s exposure to credit risk on its investments is limited to the fair value of the investments. The Company’s TRS contracts are executed pursuant to an International Swaps and Derivatives Association (“ISDA”) master agreement (the “ISDA Agreement”) that the Company currently has in place with UBS. At December 31, 2018 and June 30, 2018, the Company had all of its counterparty credit risk associated with non-performance for swaps with UBS. With regard to derivatives, the Company attempts to limit its credit risk by considering its counterparty’s (or its guarantor’s) credit rating. The Company’s policy is to not hold counterparty collateral on ISDA Agreements, but would do so if the exposure were material.

b. Investments

Investment purchases, sales and principal payments/paydowns are summarized below for the three and six months ended December 31, 2018 and December 31, 2017, respectively. These purchase and sale amounts exclude derivative instruments.

	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Investment purchases, at cost (including PIK interest)	$50,655,913	$35,996,034	$105,021,483	$83,054,878
Investment sales and repayments	86,223,802	23,997,051	101,767,898	54,842,377

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

The composition of the Company’s investments as of December 31, 2018, as a percentage of the total portfolio, at amortized cost and fair value, are as follows:

	Investment at Amortized Cost	Percentage	Investments at Fair Value	Percentage
Senior Secured First Lien Debt Investments	$179,301,088	58.35%	$180,466,937	63.69%
Unitranche First Lien Debt Investment	11,612,863	3.78	11,612,860	4.10
Senior Secured Second Lien Debt Investment	113,706,960	37.00	89,912,571	31.74
Unsecured Debt Investments	—	0.0	—	— —
Equity, Warrants and Other Investments	2,669,134	0.87	1,342,934	0.47
Embedded Derivative — Notes Payable	—	—	(94,380)	(0.03)
Total Return Swap	—	—	94,380	0.03

Total	$307,290,045	100.00%	$283,335,302	100.00%

The composition of the Company’s investments as of June 30, 2018, as a percentage of the total portfolio, at amortized cost and fair value, are as follows:

	Investment at Amortized Cost	Percentage	Investments at Fair Value	Percentage
Senior Secured First Lien Debt Investments	$161,389,931	53.40%	$165,136,316	56.30%
Senior Secured Second Lien Debt Investments	139,360,342	46.00	127,200,954	43.30
Unsecured Debt Investments	—	—	731,742	0.20
Equity, Warrants and Other Investments	1,897,009	0.60	523,001	0.20
Embedded Derivative—Notes Payable	—	—	229,918	0.08
Total Return Swap	—	—	(229,918)	(0.08)

Total	$302,647,282	100.00%	$293,592,013	100.00%

The Company uses Global Industry Classification Standard (“GICS”) codes to identify the industry groupings in its portfolio. The following table shows the portfolio composition by industry grouping at fair value at December 31, 2018:

Industry Classification	Investments at Fair Value	Percentage of Total Portfolio
Professional Services	$42,538,788	15.01%
Media	36,174,874	12.77%
Energy Equipment & Services	29,956,343	10.57%
Oil, Gas & Consumable Fuels	24,024,000	8.48%
Diversified Telecommunication Services	21,941,509	7.74%
Construction and Engineering	21,887,875	7.73%
Hotels, Restaurants & Leisure	12,214,224	4.31%
Commercial Services & Supplies	12,000,000	4.24%
Internet Software & Services	10,941,238	3.86%

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

Industry Classification	Investments at Fair Value	Percentage of Total Portfolio
IT Services	$10,929,936	3.86%
Distributors	9,900,000	3.49%
Construction Materials	9,850,000	3.48%
Auto Components	9,072,500	3.20%
Technology Hardware, Storage and Peripherals	8,815,816	3.11%
Health Care Equipment & Supplies	7,461,375	2.63%
Containers & Packaging	6,985,095	2.47%
Chemicals	5,550,239	1.96%
Retail	2,078,571	0.73%
Wireless Telecommunication Services	1,012,919	0.36%

Total	$283,335,302	100.00%

The following table shows the portfolio composition by industry grouping at fair value at June 30, 2018:

Industry Classification	Investments at Fair Value	Percentage of Total Portfolio
Professional Services	$41,040,567	13.98%
Hotels, Restaurants & Leisure	33,336,195	11.36
Energy Equipment & Services	32,196,779	10.97
Media	31,950,000	10.88
Commercial Services & Supplies	31,600,000	10.76
IT Services	28,009,599	9.54
Diversified Telecommunication Services	24,933,557	8.49
Oil, Gas & Consumable Fuels	24,180,000	8.24
Distributors	12,468,750	4.25
Healthcare Providers & Services	11,312,696	3.85
Chemicals	8,023,000	2.73
Healthcare Equipment & Supplies	7,499,250	2.55
Electronic Equipment	6,580,000	2.24
Wireless Telecommunication Services	461,620	0.16

Total	$293,592,013	100.00%

The following table shows the portfolio composition by geographic grouping at fair value at December 31, 2018:

	Fair Value	Percentage of Total Portfolio
U.S. Northeast	$82,755,868	29.21%
U.S. Southeast	57,428,903	20.27%
U.S. Midwest	51,950,315	18.34%
U.S. West	49,217,026	17.37%
International	24,174,874	8.53%
U.S. Mid-Atlantic	9,900,000	3.49%
U.S. Southwest	7,908,316	2.79%

Total	$283,335,302	100.00%

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

The following table shows the portfolio composition by geographic grouping at fair value at June 30, 2018:

	Fair Value	Percentage of Total Portfolio
U.S. West	$74,078,950	25.23%
U.S. Northeast	57,586,322	19.62
U.S. Southeast	53,203,880	18.12
U.S. Southwest	43,208,281	14.72
U.S. Midwest	29,251,885	9.96
International	24,950,000	8.50
U.S. Mid-Atlantic	11,312,695	3.85

Total	$293,592,013	100.00%

The Company’s primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing directly in debt and related equity of privately held middle-market companies to help these companies fund acquisitions, growth or refinancing. During the six months ended December 31, 2018, the Company made investments in four new portfolio companies of approximately $33.1 million to which it was not previously contractually committed to provide financial support. During the six months ended December 31, 2018, the Company made investments of $17.1 million in companies to which it was previously committed to provide financial support through the terms of the revolvers. The details of the Company’s investments have been disclosed on the Unaudited Consolidated Schedule of Investments.

c. Derivatives

Derivative contracts include total return swaps and embedded derivatives in Notes Payable. The Company may enter into derivative contracts as part of its investment strategies.

The Company and UBS entered into two TRS transactions whereby the Company will receive the total return of the Term Notes and the Revolving Notes (as defined in Note 5) purchased by UBS and pay the Financing Rate and the Revolver Financing Rate (both as defined in Note 5). Therefore, amounts required for the future satisfaction of the swaps may be greater or less than the amount recorded. Realized and change in unrealized gains and losses on total return swaps, if any, are included in the net realized gain or loss on derivative, and net change in unrealized appreciation (depreciation) on derivative in the Consolidated Statements of Operations.

In connection with the TRS transactions, the Company entered into an ISDA Agreement with UBS. The ISDA Agreement includes provisions for general obligations, representations, collateral and events of default or termination. Under an ISDA Agreement, the Company typically may offset with the counterparty certain derivative payable and/or receivable with collateral held and/or posted and create one single net payment (close-out netting) in the event of default or termination.

The Company’s ISDA Agreement may contain provisions for early termination of over-the-counter derivative transactions in the event the net assets of the Company decline below specific levels (“net asset contingent features”). If these levels are triggered, the Company’s counterparty has the right to terminate such transaction and require the Company to pay or receive a settlement amount in connection with the terminated transaction.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

The Company has determined that the Term Notes payable from SPV to UBS related to the Term Financing (discussed further in Note 5) contains an embedded derivative. SPV is obligated to pay UBS the net appreciation (depreciation) of the SPV Assets, as defined below, as well as pay any income generated by the SPV Assets until maturity. Therefore, amounts required for the future satisfaction of the note may be greater or less than the amount recorded. Realized and change in unrealized gains and losses on the embedded derivative is included in the net realized gain or loss on derivatives, and net change in unrealized appreciation (depreciation) on derivative in the Unaudited Consolidated Statements of Operations.

The following table reflects the fair value and notional amount or number of contracts of the Company’s derivative contracts, none of which were designated as hedging instruments under U.S. GAAP, which are presented on a gross basis, at December 31, 2018.

	Assets	Liabilities	Notional	Contracts
Credit Risk:
Total Return Swaps	$—	$(94,380)	$152,000,000	2
Embedded Derivatives:
Notes Payable	(94,380)	—	152,000,000	2

Gross fair value of derivative contracts	(94,380)	(94,380)
Counterparty netting	—	—

Net fair value of derivative contracts	(94,380)	(94,380)
Collateral not offset	—	—

Net amount	$(94,380)	$(94,380)

The following table reflects the fair value and notional amount or number of contracts of the Company’s derivative contracts, none of which were designated as hedging instruments under U.S. GAAP, which are presented on a gross basis, at June 30, 2018.

	Assets	Liabilities	Notional	Contracts
Credit Risk:
Total Return Swaps	$—	$229,918	$152,000,000	2
Embedded Derivatives:
Notes Payable	229,918	—	152,000,000	2

Gross fair value of derivative contracts	229,918	229,918
Counterparty netting	—	—

Net fair value of derivative contracts	229,918	229,918
Collateral not offset	—	—

Net amount	$229,918	$229,918

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

The following table reflects the amount of gains (losses) on derivatives included in the Unaudited Consolidated Statements of Operations for the three and six months ended December 31, 2018 and December 31, 2017, respectively. None of the derivatives were designated as hedging instruments under U.S. GAAP.

	Included in net change in unrealized appreciation (depreciation) on investments and derivatives
	For the three months ended December 31,		For the six months ended December 31,
	2018	2017	2018	2017
Total Return Swaps	$(972,380)	$5,934,561	$(324,298)	$5,214,614
Embedded Derivatives - Notes Payable	972,380	(5,934,561)	324,298	(5,214,614)

Total	$—	$—	$—	$—

d. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy that prioritizes the inputs used in the valuation of an asset or liability based upon their transparency. The valuation hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assets and liabilities measured at fair value have been classified in the following three categories:

Level 1 – valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation is based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Unobservable inputs are developed based on the best information available under the circumstances, which might include the Company’s own data. The Company’s own data used to develop unobservable inputs is adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of the market and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Estimates of fair value for cash and restricted cash are measured using observable, quoted market prices, or Level 1 inputs. All other fair value significant estimates are measured using unobservable inputs, or Level 3 inputs.

The following table summarizes the classifications within the fair value hierarchy of the Company’s assets and liabilities measured at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Investments
Senior Secured First Lien Debt Investments	$—	$—	$192,079,797	$192,079,797
Senior Secured Second Lien Debt Investments	—	—	89,912,571	89,912,571
Unsecured Debt Investment	—	—	—	—
Equity, Warrants and Other Investments	501,878	—	841,056	1,342,934

Total Investments	501,878	—	$282,833,424	$283,335,302
Derivatives
Embedded Derivatives - Notes Payable	—	—	94,380	94,380

Total Derivatives			94,380	94,380
Total Assets	$501,878	$—	$282,927,804	$283,429,682

Liabilities
Derivatives
Total Return Swaps	$—	$—	$(94,380)	$(94,380)

Total Derivatives	—	—	(94,380)	(94,380)

Total Liabilities	$—	$—	$(94,380)	$(94,380)

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

The following table summarizes the classifications within the fair value hierarchy of the Company’s assets and liabilities measured at fair value as of June 30, 2018:

	Level 1	Level 2	Level 3	Total
Assets

Investments
Senior Secured First Lien Debt Investments	$—	$—	$165,136,316	$165,136,316
Senior Secured Second Lien Debt Investments	—	—	127,200,954	127,200,954
Unsecured Debt Investment	—	—	523,001	523,001
Equity, Warrants and Other Investments	—	—	731,742	731,742

Total Investments	—	—	293,592,013	293,592,013
Derivatives
Embedded Derivatives - Notes Payable	—	—	229,918	229,918

Total Derivatives	—	—	229,918	229,918

Total Assets	$—	$—	$293,821,931	$293,821,931

Liabilities
Derivatives
Total Return Swaps	$—	$—	$(229,918)	$(229,918)

Total Derivatives	—	—	(229,918)	(229,918)

Total Liabilities	$—	$—	$(229,918)	$(229,918)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the six months ended December 31, 2018:

	Senior Secured First Lien Debt Investments	Senior Secured Second Lien Debt Investments	Unsecured Debt Investment	Equity, Warrants and Other Investments	Total Investments
Balance as of June 30, 2018	$165,136,316	$127,200,954	$731,742	$523,001	$293,592,013
Purchases (including PIK interest)	97,164,542	7,084,821	—	—	104,249,363
Sales	(68,419,564)	(33,348,333)	—	—	(101,767,898)
Amortization	685,295	887,902	—	—	1,572,366
Net realized gains (losses)	93,750	(276,942)	—	—	(183,192)
Transfers in	—	—	—	—	—
Transfers out	—	—	—	—	—
Net change in unrealized (depreciation) appreciation	(2,580,542)	(11,635,000)	(731,742)	318,055	(14,623,772)

Balance as of December 31, 2018	$192,079,797	$89,912,571	$—	$841,056	$282,833,424

Change in unrealized gains (losses) relating to assets and liabilities still held as of December 31, 2018	$(2,286,087)	$(11,970,853)	$(731,742)	$47,813	$(14,940,869)

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

	Total Return Swaps	Embedded Derivatives - Notes Payable	Total Derivatives
Balance as of June 30, 2018	$(229,918)	$229,918	$—
Net change in unrealized (depreciation) appreciation	324,298	(324,298)	—

Balance as of December 31, 2018	$94,380	$(94,380)	$—

Change in unrealized gains (losses) relating to assets and liabilities still held as of December 31, 2018	$5,924,881	$(5,924,881)	$—

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the six months ended December 31, 2017:

	Senior Secured First Lien Debt Investments	Senior Secured Second Lien Debt Investments	Unsecured Debt Investments	Equity, Warrants and Other Investments	Total Investments
Balance as of June 30, 2017	$127,103,981	$126,593,792	$—	$1,209,398	$254,907,171
Purchases (including PIK interest)	55,071,877	27,460,000	—	523,000	83,054,877
Sales	(39,749,453)	(15,092,924)	—	—	(54,842,377)
Amortization	1,520,813	599,125	—	—	2,119,938
Net realized gains (losses)	(69,579)	(7,311,110)	—	—	(7,380,690)
Transfers in	—	—	—	7,518,750	7,518,750
Transfers out	—	(7,518,750)	—	—	(7,518,750)
Net change in unrealized (depreciation) appreciation	(295,722)	3,851,876	823,695	4,292,400	8,672,249

Balance as of December 31, 2017	$143,581,917	$128,582,008	$823,695	$13,543,548	$286,531,168

Change in unrealized gains (losses) relating to assets and liabilities still held as of December 31, 2017	$(99,761)	$(8,230,453)	$823,695	$4,292,399	$(3,214,120)

	Total Return Swaps	Embedded Derivatives - Notes Payable	Total Derivatives
Balance as of June 30, 2017	$(5,830,501)	$5,830,501	$—
Net change in unrealized (depreciation) appreciation	5,214,614	(5,214,614)	—

Balance as of December 31, 2017	$(615,887)	$615,887	$—

Change in unrealized gains (losses) relating to assets and liabilities still held as of December 31, 2017	$5,214,614	$5,214,614	$—

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

Transfers into Level 3 during or at the end of the reporting period are reported under Level 1 or Level 2 as of the beginning of the period. Transfers out of Level 3 during or at the end of the reporting period are reported under Level 3 as of the beginning of the period. Changes in unrealized gains (losses) relating to Level 3 instruments are included in net change in unrealized (depreciation) appreciation on investments and derivatives on the Unaudited Consolidated Statements of Operations.

During the three and six months ended December 31, 2018 and December 31, 2017, the Company did not transfer any investments among Levels 1, 2 and 3.

The following tables present the ranges of significant unobservable inputs used to value the Company’s Level 3 investments as of December 31, 2018 and June 30, 2018. These ranges represent the significant unobservable inputs that were used in the valuation of each type of investment. These inputs are not representative of the inputs that could have been used in the valuation of any one investment. For example, the highest market yield presented in the table for senior secured notes is appropriate for valuing a specific investment but may not be appropriate for valuing any other investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 investments.

	Fair Value as of December 31, 2018	Valuation Methodology	Unobservable Input(s)	Weighted Average	Range
Senior Secured First Lien Debt Investments	$109,814,636	Yield Analysis	Market Yields	9.9%	6.2% - 20.4%
Unitranche First Lien Debt Investments	11,612,863	Discounted Cash Flow	Discount Rate	14.4%	11.9% - 16.9%
Senior Secured First Lien Debt Investments	12,843,773	Discounted Cash Flow	Discount Rate	8.4%	7.4% - 20.4%
Senior Secured First Lien Debt Investments	12,214,224	Broker Quoted	Market Comparable	94.3%	93.5% - 95.1%
Senior Secured First Lien Debt Investments	40,885,000	Recent Purchase	Recent Purchase	N/A	N/A
Senior Secured First Lien Debt Investments	4,709,302	Repayment Price	Repayment Price	N/A	N/A
Senior Secured Second Lien Debt Investments	67,974,000	Yield Analysis	Market Yield	12.3%	9.7% - 85.8%
Senior Secure Second Lien Debt Investments	19,860,000	Discounted Cash Flow	Discount Rate	11.9%	9.4% - 85.8%
Senior Secure Second Lien Debt Investments	2,078,571	Recent Purchase	Recent Purchase	N/A	N/A
Equity, Warrants, and Other Investments	841,056	EV Multiple	EBITDA Multiple	0.0x	0.0x - 0.0x
Equity, Warrants, and Other Investments	501,878	Market Price	Market Price	0.00x	0.00x - 0.00x
Total Return Swaps	94,380	Intrinsic Value	Intrinsic Value	N/A	N/A
Embedded Derivatives - Notes Payable	94,380	Intrinsic Value	Intrinsic Value	N/A	N/A

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 4. Investments – (continued)

	Fair Value as of June 30, 2018	Valuation Methodology	Unobservable Input(s)	Weighted Average	Range
Senior Secured First Lien Debt Investments	$40,599,649	Yield Analysis	Market Yields	10.3%	6.7% - 16.4%
Unitranche First Lien Debt Investments	12,286,453	Discounted Cash Flow	Discount Rate	17.2%	15.7% - 18.7%
Senior Secured First Lien Debt Investments	65,321,315	Discounted Cash Flow	Discount Rate	8.2%	5.7% - 11.7%
Senior Secured First Lien Debt Investments	12,935,744	Broker Quoted	Market Comparable	98.0%	97.0% - 99.0%
Senior Secured First Lien Debt Investments	37,859,599	Recent Purchase	Recent Purchase	N/A	N/A
Senior Secured Second Lien Debt Investments	53,340,953	Yield Analysis	Market Yields	18.8%	10.7% - 43.5%
Senior Secured Second Lien Debt Investments	69,993,557	Discounted Cash Flow	Discount Rate	11.6%	7.6% - 16.2%
Equity, Warrants, and Other Investments	1,254,743	EV Multiple	EBITDA Multiple	0.0x	0.0x - 0.0x
Total Return Swaps	(229,918)	Intrinsic Value	Intrinsic Value	N/A	N/A
Embedded Derivatives - Notes Payable	229,918	Intrinsic Value	Intrinsic Value	N/A	N/A

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value. Significant increases in illiquidity discounts, PIK discounts and market yields would result in significantly lower fair value measurements.

Note 5. Notes Payable

On May 23, 2013, as amended on June 6, 2013, December 4, 2013, September 26, 2014, July 20, 2015, August 14, 2015, February 28, 2017 and November 20, 2017, the Company, through SPV, entered into a $102.0 million financing transaction (the “Term Financing”) due December 5, 2020 with UBS. The Term Financing is collateralized by the portion of the Company’s assets held by SPV (the “SPV Assets”) and pledged as collateral as noted in the Consolidated Schedule of Investments. Borrowings under the Term Financing bear interest (i) at a rate per annum equal to one-month London Interbank Offered Rate (“LIBOR”) plus 2.75% through December 4, 2018, and (ii) at a rate per annum equal to one-month LIBOR plus 2.55% from December 5, 2018 through December 5, 2020 (the “Term Financing Rate”). The Company also incurs an annual fee of approximately 1% of the outstanding borrowings under the Term Financing. As of December 31, 2018 and June 30, 2018, there were $102.0 million and $102.0 million borrowings outstanding under the Term Financing, respectively.

On December 4, 2013, as amended on September 26, 2014 and July 17, 2015, the Company, through SPV, entered into a $50.0 million revolving financing (the “2013 UBS Revolving Financing”), which expired in accordance with its terms on December 5, 2016. As of December 31, 2018 and June 30, 2018, there were no borrowings outstanding under the 2013 UBS Revolving Financing. From December 4, 2013 through September 24, 2014, the 2013 UBS Revolving Financing bore interest at a fixed rate of 2.10% per annum on

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 5. Notes Payable – (continued)

drawn amounts and 0.50% per annum on any undrawn portion. From September 26, 2014 through December 5, 2016, the 2013 UBS Revolving Financing bore interest at a fixed rate of 2.00% on drawn amounts and 0.50% per annum on any undrawn portion.

The initial financing transaction with UBS executed in four steps:

First, the Company organized SPV, a consolidated wholly owned bankruptcy remote special purpose vehicle in the Cayman Islands to purchase the SPV Assets through (i) the issuance and sale of notes secured by the SPV Assets (the “Term Notes”) to UBS and the Company and (ii) the transfer of cash to the Company. UBS purchased Term Notes with a face value of $76.5 million, which represent 51% of the Term Notes issued and outstanding, for $76.5 million in cash. The Company purchased Term Notes with a face value of $73.5 million (which are eliminated in consolidation), which represent 49% of the Term Notes issued and outstanding. Under the terms of the indenture under which the Term Notes were issued (the “Indenture”), the holders of the Term Notes are entitled to (i) periodic interest payments equal to their pro rata portion of the interest collected on the assets held by SPV and (ii) their pro-rata portion of the net appreciation (depreciation) on the SPV Assets at maturity (the “Total Return of the Term Notes”). This represents the embedded derivative in the Term Notes payable from SPV to UBS. On September 26, 2014, the Company increased the size of the Term Facility to $102.0 million. In connection with the upsize, UBS purchased additional Term Notes with a face value of $25.5 million for $25.5 million in cash. The Company also purchased additional Term Notes with a face value of $24.5 million.

Second, the Company and UBS entered into a TRS transaction whereby the Company would receive the Total Return of the Term Notes purchased by UBS and pay the Financing Rate.

Third, SPV issued and sold an additional $50.0 million notes (the “2013 Revolving Notes”) secured by the SPV Assets to UBS. Cash was only exchanged when the 2013 Revolving Notes were drawn. Under the terms of the Indenture under which the 2013 Revolving Notes were issued (the “2013 Revolver Indenture”), the holders of the 2013 Revolving Notes were entitled to (i) periodic interest payments equal to their pro rata portion of the interest collected on the SPV Assets and (ii) their pro-rata portion of the net appreciation (depreciation) on the SPV Assets at maturity (the “Total Return of the 2013 Revolving Notes”).

Fourth, the Company and UBS entered into another TRS transaction whereby the Company would receive the Total Return of the Revolving Notes purchased by UBS and pay the revolver financing rate. On December 5, 2016, the 2013 Revolving Notes matured and the corresponding TRS transaction associated with the 2013 Revolving Notes unwound in unison. On November 20, 2017, the Company and UBS entered into another TRS transaction whereby the Company will receive the total return of the $50 million notes (the “2017 Revolving Notes) purchased by UBS and pay the Revolver Financing Rate (defined below).

On November 20, 2017, the Company entered into a $50 million revolving financing facility (the “2017 UBS Revolving Financing”) with UBS. Borrowings under the 2017 UBS Revolving Financing generally bear interest at a rate per annum equal to one-month LIBOR plus 3.55% (the “Revolver Financing Rate”). The Company pays a fee on any undrawn amounts of 2.50% per annum; provided that if 50% or less of the 2017 UBS Revolving Financing is drawn, the fee will be 2.75% per annum. Any amounts borrowed under the 2017 UBS Revolving Financing will mature, and all accrued and unpaid interest will be due and payable, on December 5, 2019. As of December 31, 2018, there were no borrowings outstanding under the 2017 UBS Revolving Financing. As of June 30, 2018, there were $17.8 million in borrowings outstanding under the 2017 UBS Revolving Financing.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 5. Notes Payable – (continued)

As of December 31, 2017, SPV issued and sold an additional $50.0 million notes (the “2017 Revolving Notes”) secured by the SPV Assets to UBS. Cash is only exchanged when the 2017 Revolving Notes are drawn. Under the terms of the Indenture under which the 2017 Revolving Notes were issued (the “2017 Revolver Indenture”), the holders of the 2017 Revolving Notes are entitled to (i) periodic interest payments equal to their pro rata portion of the interest collected on the SPV Assets and (ii) their pro-rata portion of the net appreciation (depreciation) on the SPV Assets at maturity (the “Total Return of the 2017 Revolving Notes”).

The fair value of the Company’s Notes Payable is estimated based on the rate at which similar facilities would be priced. At December 31, 2018 and June 30, 2018, the fair value of the Notes Payable was estimated at $102.0 million and $119.8 million, respectively, which the Company concluded was a Level 3 fair value.

On November 9, 2016, the Company entered into the $50.0 million Senior Secured Revolving Credit Facility (the “Citi Revolving Financing”) with Citibank, N.A. (“Citibank”), which was secured by collateral consisting primarily of commercial loans and corporate bonds. There were no upfront costs paid in the establishment of the Citi Revolving Financing.

Borrowings under the Citi Revolving Financing generally bore interest at a rate per annum equal to LIBOR plus 4.85%. The default interest rate was equal to the interest rate then in effect plus 2.00%. The Citi Revolving Financing required the payment of an unused fee of 2.85% annually for any undrawn amounts below 75% of the Citi Revolving Financing, and 0.75% annually for any undrawn amounts above 75% of the Citi Revolving Financing. Borrowings under the Citi Revolving Financing were based on a borrowing base. The Citi Revolving Financing generally required payment of interest on a quarterly basis and all outstanding principal was due upon maturity. The Citi Revolving Financing also required mandatory prepayment of interest and principal upon certain events.

The Company has repaid in full all indebtedness, liabilities and other obligations under, and terminated, its Citi Revolving Financing on December 8, 2017. In accordance with the termination of the Citi Revolving Financing, all liens on collateral securing the Citi Revolving Financing were released.

On July 2, 2018, the Company closed the public offering of $30 million in aggregate principal amount of 6.125% notes due 2023 (the “Notes”). On July 12, 2018, the underwriters exercised their over-allotment option to purchase an additional $4.5 million in aggregate principal amount of the Notes. The total net proceeds to the Company from the Notes, including the exercise of the underwriters’ over-allotment option, after deducting underwriting discounts and commissions of approximately $1.0 million and estimated offering expenses of approximately $230,000, were approximately $33.2 million.

The Notes will mature on July 1, 2023 and bear interest at a rate of 6.125%. The Notes are direct unsecured obligations and rank pari passu, which means equal in right of payment, with all outstanding and future unsecured indebtedness issued by the Company. Because the Notes are not secured by any of the Company’s assets, they are effectively subordinated to all of the Company’s existing and future secured unsubordinated indebtedness (or any indebtedness that is initially unsecured as to which we subsequently grant a security interest), to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all existing and future indebtedness and other obligations of any of the Company’s subsidiaries and financing vehicles, including, without limitation, borrowings under the Term Financing and the 2017 UBS Revolving Financing. The Notes are obligations exclusively of the Company and not of any of the Company’s subsidiaries. None of the Company’s subsidiaries is a guarantor of the Notes and the Notes will not be required to be guaranteed by any subsidiary the Company may acquire or create in the future.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 5. Notes Payable – (continued)

The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after July 1, 2020. Interest on the Notes is payable quarterly on January 1, April 1, July 1 and October 1 of each year. The Notes are listed on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “CMFNL.” The Company may from time to time repurchase Notes in accordance with the 1940 Act and the rules promulgated thereunder.

As of December 31, 2018, the outstanding principal balance of the Notes was approximately $34.5 million and had an estimated fair value of $34.1 million based on the closing price as of December 31, 2018 as traded on NASDAQ.

Cash, restricted (as shown on the Unaudited Consolidated Statements of Assets and Liabilities) is held by the trustee of the Term Financing and the 2017 UBS Revolving Financing, and the Citi Revolving Financing up until its expiration, and is restricted to purchases of investments by SPV and LLC that must meet certain eligibility criteria identified by the Indenture. As of December 31, 2018, SPV and LLC had aggregate assets of $202.6 million, which included $197.2 million of the Company’s portfolio investments at fair value, $1.8 million of accrued interest receivable and $3.6 million in cash held by the trustees of the Term Financing and the 2017 UBS Revolving Financing (together, the “UBS Financing Facility”, and with the Citi Revolving Financing, the “Financing Facilities”). As of June 30, 2018, SPV and LLC had aggregate assets of $234.5 million, which included $232.8 million of the Company’s portfolio investments at fair value, $0.7 million of accrued interest receivable and $1.0 million in cash held by the trustee of the Term Financing. For the three and six months ended December 31, 2018, the weighted average outstanding debt balance and the weighted average stated interest rate under the Financing Facilities was $112.9 million and 5.07%, respectively and $108.8 million and 5.12%, respectively. For the three and six months ended December 31, 2017, the weighted average outstanding debt balance and the weighted average stated interest rate under the Financing Facilities was $122.3 million and 4.35%, respectively and $118.6 million and 4.28%, respectively.

Note 6. Indemnification, Guarantees, Commitments and Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of representations and warranties and general indemnifications. Such contracts include those with certain service providers, brokers and trading counterparties. Any exposure to the Company under these arrangements is unknown as it would involve future claims that may be made against the Company; however, based on the Company’s experience, the risk of loss is remote and no such claims are expected to occur. As such, the Company has not accrued any liability in connection with such indemnifications.

The Company’s Board of Directors declared the following quarterly distributions:

Declared	Ex-Date	Record Date	Pay Date	Amount	Fiscal Quarter
August 23, 2018	September 17, 2018	September 18, 2018	October 5, 2018	$0.2500	1st 2019
November 6, 2018	December 13, 2018	December 14, 2018	January 3, 2019	$0.2500	2nd 2019

Loans purchased by the Company may include revolving credit agreements or other financing commitments obligating the Company to advance additional amounts on demand. The Company generally sets aside sufficient liquid assets to cover its unfunded commitments, if any.

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 6. Indemnification, Guarantees, Commitments and Contingencies – (continued)

The following table details the unfunded commitments as of December 31, 2018:

Investments	Unfunded Commitment	Fair Value	Annual Non-use Fee	Expiration Date
1888 Industrial Services, LLC	$891,089	$—	7.80	9/30/21
PR Wireless, Inc.	1,292,534	—	0.35	6/27/19
Sears Holding Company Delayed Draw	7,857,143		0.75	7/31/19

Total Unfunded Commitments	$10,040,766	—

The following table details the unfunded commitments as of June 30, 2018:

Investments	Unfunded Commitment	Fair Value	Annual Non-use Fee	Expiration Date
1888 Industrial Services, LLC	$693,069	$—	0.50	9/30/21
PR Wireless, Inc.	1,846,478	—	0.35	6/27/19
U.S. Well Services, LLC	215,004	—	—	1/31/22

Total Unfunded Commitments	$2,754,551	—

Note 7. Agreements and Related Party Transactions

Investment Advisory Agreement

Pursuant to the Advisory Agreement, the Company has agreed to pay to the Adviser a base management fee of 1.75% of gross assets, including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents and fair value of derivatives associated with the Company’s financing, and an incentive fee consisting of two parts.

The first part of the incentive fee, which is calculated and payable quarterly in arrears, equals 20.0% of the “pre-incentive fee net investment income” (as defined in the agreement) for the immediately preceding quarter, subject to a hurdle rate of 2.0% per quarter (8.0% annualized), and is subject to a “catch-up” feature. The incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s pre-incentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. The net pre-incentive fee investment income used to calculate this part of the incentive fee is also included in the amount of the Company’s gross assets used to calculate the 1.75% base management fee.

The second part of the incentive fee is calculated and payable in arrears as of the end of each calendar year and equals 20.0% of the aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees.

The Adviser agreed to permanently waive: (i) all or portions of base management fees through December 31, 2014, to the extent required to support an annualized dividend yield of 9.0% per annum based on the price per share of the Company’s common stock in the Offering of $15.00, and (ii) all or portions of the incentive fee for

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 7. Agreements and Related Party Transactions – (continued)

the years ended December 31, 2014, 2015, and 2016 to the extent required to support an annualized dividend yield of 9.0%, 9.25% and 9.375% per annum, respectively, based on the price per share of the Company’s common stock in the Offering of $15.00. Fees permanently waived by the Adviser are not subject to future repayment of recoupment by the Company.

For the three and six months ended December 31, 2018, $1,405,207 and $2,757,152 in base management fees were earned by the Adviser, of which $1,405,297 was payable at December 31, 2018. For the three and six months ended December 31, 2017, $1,161,353 and $2,315,233 in base management fees were earned by the Adviser, of which $2,315,233 was payable at December 31, 2017.

For the three and six months ended December 31, 2018, the Company incurred $753,721 and $874,042 of incentive fees related to pre-incentive fee net investment income, of which $22,000 was waived. As of December 31, 2018, $1,566,513 of such incentive fees are currently payable to the Adviser and $693,771 of pre-incentive fees incurred by the Company were generated from deferred interest (i.e. PIK and certain discount accretion) and are not payable until such amounts are received in cash. For the three and six months ended December 31, 2017, the Company incurred $921,782 and $906,758, respectively, of incentive fees related to pre-incentive fee net investment income. As of December 31, 2017, $1,162,320 of incentive fees were currently payable to the Adviser and $414,939 of pre-incentive fees incurred by the Company were generated from deferred interest (i.e., PIK and certain discount accretion) and are not payable until such amounts are received in cash.

The capital gains incentive fee consists of fees related to both realized gains, realized capital losses and unrealized capital depreciation. With respect to the incentive fee expense accrual relating to the capital gains incentive fee, U.S. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized appreciation were realized, even though such unrealized appreciation is not permitted to be considered in calculating the fee actually payable under the Advisory Agreement. As of December 31, 2018, there was no capital gains incentive fee accrued, earned or payable to the Adviser under the Advisory Agreement. As of June 30, 2018, there was no capital gains incentive fee accrued, earned or payable to the Adviser under the Advisory Agreement.

The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement, the Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Advisory Agreement or otherwise as the Adviser.

Administration Agreement

The Company entered into an administration agreement with the Adviser (the “Administration Agreement”) pursuant to which the Adviser furnishes the Company with office facilities and equipment and will provide the Company with the clerical, bookkeeping, recordkeeping and other administrative services necessary to conduct day-to-day operations. Under the Administration Agreement, the Adviser performs, or oversees the performance of the Company’s required administrative services, which includes, among other things, being responsible for the financial records which it is required to maintain and preparing reports to its stockholders and reports filed with the SEC. In addition, the Adviser assists the Company in determining and publishing its net asset value, oversees the preparation and filing of its tax returns and the printing and dissemination of reports and other materials to its

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 7. Agreements and Related Party Transactions – (continued)

stockholders, and generally oversees the payment of its expenses and the performance of administrative and professional services rendered to it by others. Under the Administration Agreement, the Adviser also provides managerial assistance on the Company’s behalf to those portfolio companies that have accepted its offer to provide such assistance. The Adviser has also retained the services of accounting and back office professionals on an as needed basis through a services agreement with the Cyrus Capital Partners, L.P. to assist the Adviser in fulfilling certain of its obligations to the Company under the Administration Agreement. The Company incurred costs of $341,633 and $679,696 under the Administration Agreement for the three and six months ended December 31, 2018. The Company incurred costs of $184,561 and $311,790 under the Administration Agreement for the three and six months ended December 31, 2017, respectively.

As of December 31, 2018 and June 30, 2018, the Company recorded no accrued expenses or other liabilities on its Unaudited Consolidated Statements of Assets and Liabilities for reimbursement of expenses owed to the Adviser under the Administration Agreement.

License Agreement

The Company has entered into a license agreement with the Adviser under which the Adviser has agreed to grant the Company a non-exclusive, royalty-free license to use the name “CM Finance.” Under this agreement, the Company has a right to use the “CM Finance” name for so long as the Adviser or one of its affiliates remains the Adviser. Other than with respect to this limited license, the Company has no legal right to the “CM Finance” name.

Stifel Arrangement

In December 2013, the Company entered into an arrangement pursuant to which Stifel Venture Corp. (“Stifel”) made a capital contribution to the Company on February 5, 2014 and the Company granted Stifel certain rights, such as a right to nominate for election a member of the Company’s board of directors. Stifel has not exercised its right to nominate for election a member of the Company’s board of directors. Stifel does not have any rights to exercise a controlling influence over the Company’s day-to-day operations or the investment management function of the Adviser.

As of December 31, 2018, three of the investment professionals employed by the Adviser as part of its investment team were also employees of Stifel, Nicolaus & Company, Incorporated or its affiliates and were members of the Adviser’s investment committee designated by Stifel. Although these three investment professionals dedicated substantially all of their time to the business and activities of the Adviser, they are dual employees of both Stifel, Nicolaus & Company, Incorporated or its affiliates and the Adviser. In addition, a member of the Adviser’s investment committee is an employee of Stifel, Nicolaus & Company, Incorporated or its affiliates and as a result, may continue to engage in investment advisory activities for Stifel, Nicolaus & Company, Incorporated or its affiliates. As of December 31, 2018, Stifel owned approximately 16.0% of the Company’s outstanding common stock, and also holds a 20.0% interest in the Adviser.

Note 8. Directors’ Fees

Each of the Company’s four independent directors receives (i) an annual fee of $75,000, and (ii) $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular board of directors meeting and each special telephonic meeting. The Company’s independent directors also receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and each telephonic committee meeting. The

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 8. Directors’ Fees – (continued)

chairman of the audit committee receives an annual fee of $7,500. The chairperson of the valuation committee, the nominating and corporate governance committee and the compensation committee receives an annual fee of $2,500, $2,500 and $2,500, respectively. The Company has obtained directors’ and officers’ liability insurance on behalf of the Company’s directors and officers. Independent directors have the option of having their directors’ fees paid in shares of the Company’s common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. For the three and six months ended December 31, 2018, the Company recorded directors’ fees of $101,250 and $202,500, of which $93,448 were payable at December 31, 2018. For the three and six months ended December 31, 2017, the Company recorded directors’ fees of $99,000 and $198,667, of which $96,746 were payable at December 31, 2017.

Note 9. Net Change in Net Assets Resulting from Operations Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations:

Basic and Diluted Net Increase (Decrease) in Net Assets Per Share
	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Net increase (decrease) in net assets resulting from operations	$(9,382,296)	$4,859,147	$(7,954,255)	$7,994,863
Weighted average shares of common stock outstanding	13,638,869	13,690,480	13,644,483	13,690,182
Basic/diluted net increase (decrease) in net assets from operations per share	$(0.69)	$0.35	$(0.58)	$0.58

Note 10. Distributions

The following table reflects the cash dividend distributions per share that the Company declared and/or paid to its stockholders since the Offering in February 2014. Stockholders of record as of each respective record date were entitled to receive the distribution:

Declaration Date	Record Date	Payment Date	Amount Per Share
March 14, 2014	March 24, 2014	March 31, 2014	$0.1812
May 14, 2014	June 16, 2014	July 1, 2014	$0.3375
September 4, 2014	September 18, 2014	October 1, 2014	$0.3375
November 6, 2014	December 18, 2014	January 5, 2015	$0.3375
January 28, 2015	March 18, 2015	April 2, 2015	$0.3469
May 6, 2015	June 8, 2015	July 5, 2015	$0.3469
June 10, 2015*	September 1, 2015	September 15, 2015	$0.4300
June 10, 2015	September 18, 2015	October 2, 2015	$0.3469
November 3, 2015	December 18, 2015	January 5, 2016	$0.3469

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 10. Distributions – (continued)

Declaration Date	Record Date	Payment Date	Amount Per Share
February 2, 2016	March 18, 2016	April 7, 2016	$0.3516
April 28, 2016	June 17, 2016	July 7, 2016	$0.3516
August 25, 2016	September 16, 2016	October 6, 2016	$0.3516
November 3, 2016	December 16, 2016	January 5, 2017	$0.3516
November 3, 2016	March 17, 2017	April 6, 2017	$0.2500
May 2, 2017	June 16, 2017	July 6, 2017	$0.2500
August 24, 2017	September 8, 2017	October 5, 2017	$0.2500
November 7, 2017	December 15, 2017	January 4, 2018	$0.2500
February 6, 2018	March 16, 2018	April 5, 2018	$0.2500
May 2, 2018	June 15, 2018	July 5, 2018	$0.2500
August 23, 2018	September 18, 2018	October 5, 2018	$0.2500
November 6, 2018	December 14, 2018	January 3, 2019	$0.2500

*	Special distribution

The following table reflects, for U.S. federal income tax purposes, the sources of the cash distributions that the Company has paid on its common stock during the six months ended December 31, 2018 and December 31, 2017:

	Six months ended December 31,
	2018		2017
	Distribution Amount	Percentage	Distribution Amount	Percentage
Ordinary income and short-term capital gains	$6,823,243	100%	$6,845,051	100%
Long-term capital gains	—	—	—	—

Total	$6,823,243	100%	$6,845,051	100%

Note 11. Share Repurchase Program

As described in Note 2, the Company has a share repurchase program under which the Company may repurchase up to $5.0 million shares of its common stock until the earlier of (i) May 1, 2019 or (ii) the repurchase of $5.0 million in aggregate amount of its common stock. During the three and six months ended December 31, 2018, the Company repurchased 30,999 and 42,214 shares of its common stock on the open market for $257,336 and $358,573. The Company’s NAV per share increased by $0.01 for the three and six months ended December 31, 2018 as a result of the share repurchases. The following table summarizes the Company’s share repurchases under the share repurchase program for the six months ended December 31, 2018 and December 31, 2017.

	Three months ended December 31,		Six months ended December 31,
	2018	2017	2018	2017
Number of shares repurchased	30,999	—	42,214	—
Cost of shares repurchased, including commissions	$257,336	—	$358,573	—

Weighted average price per share	$8.25	—	$8.44	—
Net asset value per share at period end	$11.49	—	$11.49	—
Weighted average discount to period end net asset value	28.19%	—	26.52%	—

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 12. Share Transactions

The following table summarizes the total shares issued for the six months ended December 31, 2018 and December 31, 2017.

	Six months ended December 31,
	2018		2017
	Shares	Amount	Shares	Amount
Balance at beginning of period	13,649,504	$200,203,363	13,689,221	$200,568,530
Reinvestments of stockholder distributions	5,826	49,707	1,259	11,813

Retirement of repurchased shares	(42,214)	(358,531)	—	—
Balance at end of period	13,613,116	$199,894,539	13,690,480	$200,580,343

Note 13. Financial Highlights

The following represents the per share data and the ratios to average net assets for CM Finance Inc:

	For the six months ended December 31,
	2018	2017
Per Share Data:(1)
Net asset value, beginning of period	$12.57	$12.41
Net investment income	0.52	0.49
Net realized and unrealized gains (losses)	(1.11)	0.1

Net increase (decrease) in net assets resulting from operations	(0.59)	0.59

Capital transactions(2)
Share repurchases	0.01	—
Dividends from net investment income	(0.50)	(0.50)
Distributions from net realized gains	—	—

Net decrease in net assets resulting from capital transactions	(0.49)	(0.50)
Offering costs	—	—
Net asset value, end of period	$11.49	$12.50

Market value per share, end of period	$8.60	$8.15

Total return based on market value(3)	(24.58)%	(13.65)%

Shares outstanding at end of period	13,613,116	13,690,480

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 13. Financial Highlights – (continued)

	For the six months ended December 31,
	2018	2017
Ratio/Supplemental Data:
Net assets, at end of period	$156,436,308	$171,109,737
Ratio of total expenses to average net assets	12.72%	9.88%
Ratio of net expenses to average net assets	12.69%	9.88%
Ratio of interest expense and fees and amortization of deferred debt issuance costs to average net assets	5.86%	3.90%
Ratio of net investment income before fee waiver to average net assets	8.65%	7.81%
Ratio of net investment income after fee waiver to average net assets	8.68%	7.81%
Total Notes Payable	136,500,000	119,830,000
Asset Coverage Ratio(6)	2.15	2.46
Portfolio Turnover Rate	32%	20%

*	Net asset value at beginning of period reflects the deduction of the sales load of $0.25 per share paid by the stockholder from the $15.00 offering price.
(1)	The per share data was derived by using the shares outstanding during the period.
(2)	The per share data for dividends and distributions declared reflects the actual amount of the dividends and distributions declared per share during the period.
(3)

Total returns are historical and are calculated by determining the percentage change in the market value with all dividends distributions, if any, reinvested. Dividends and distributions are assumed to be reinvested at prices obtained under the company’s dividend reinvestment plan. Total investment return does not reflect sales load.

(4)	Not annualized.
(5)	Annualized.
(6)

Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

(7)	For the period from February 6, 2014 through June 30, 2014.

Note 14. Other Fee Income

The other fee income consists of structuring fee income, amendment fee income and royalty income. The following tables summarize the Company’s other fee income for the three and six months ended December 31, 2018 and December 31, 2017:

	For the three months ended December 31,		For the six months ended December 31,
	2018	2017	2018	2017
Loan Amendment/Consent Fee	$277,365	$—	$432,520	$9,879

Other Fee Income	$277,365	$—	$432,520	$9,879

CM Finance Inc and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

December 31, 2018

Note 15. Tax Information

As of December 31, 2018, the Company’s aggregate investment unrealized appreciation and depreciation based on cost for U.S. federal income tax purposes were as follows:

Tax cost	$307,290,045

Gross unrealized appreciation	4,357,482
Gross unrealized depreciation	(28,312,222)

Net unrealized investment depreciation	$(23,954,740)

As of June 30, 2018, the Company’s aggregate investment unrealized appreciation and depreciation based on cost for U.S. federal income tax purposes were as follows:

Tax cost	$302,647,282

Gross unrealized appreciation	6,015,163
Gross unrealized depreciation	(15,070,432)

Net unrealized investment depreciation	$(9,055,269)

Note 16. Subsequent Events

On February 5, 2019, our board of directors declared a distribution for the quarter ended March 31, 2019 of $0.25 per share payable on April 4, 2019 to stockholders of record as of March 15, 2019.

Report of Independent Registered Public

Accounting Firm

To the Stockholders and the Board of Directors of

CM Finance Inc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of assets and liabilities, including the consolidated schedule of investments, of CM Finance Inc and subsidiaries (the Company) as of June 30, 2018, and the related consolidated statements of operations, changes in net assets and cash flows for the year then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of June 30, 2018, by correspondence with the custodian or the agents of the underlying investments. We believe that our audit provides a reasonable basis for our opinion.

/s/ RSM US LLP

We have served as the Company’s auditor since 2017.

New York, New York

September 4, 2018

Report of Independent Registered Public

Accounting Firm

The Board of Directors and Shareholders of

CM Finance Inc

We have audited the accompanying consolidated statements of assets and liabilities of CM Finance Inc and subsidiaries (the “Company”), including the consolidated schedules of investments as of June 30, 2017 and 2016, and the related consolidated statements of operations, changes in net assets and cash flows for each of the years in the three year period ended June 30, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2017 and 2016, by correspondence with the custodians or the agents of the underlying investments. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the CM Finance Inc and subsidiaries at June 30, 2017 and 2016, and the consolidated results of their operations, changes in their net assets and their cash flows for each of the years in the three year period ended June 30, 2017 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

September 6, 2017

New York, NY

CM Finance Inc and Subsidiaries

Consolidated Statements of Assets and Liabilities

	June 30, 2018	June 30, 2017
Assets
Non-controlled, non-affiliated investments, at fair value (amortized cost of $302,647,282 and $ 270,467,740, respectively)	$293,592,013	$254,907,171
Derivatives, at fair value (cost of $0 and $0, respectively)	229,918	5,830,501
Cash	5,620,441	10,646,697
Cash, restricted	2,706,273	22,616,177
Receivable for investments sold	7,751,875	—
Interest receivable	4,011,450	1,627,774
Deferred offering costs	121,922	186,513
Other receivables	245,550	—
Prepaid expenses and other assets	255,139	219,045

Total Assets	$314,534,581	$296,033,878

Liabilities
Notes payable:
Term loan	$102,000,000	$102,000,000
Revolving credit facility	17,823,000	—
Deferred debt issuance costs	(1,953,771)	(578,074)

Notes payable, net	117,869,229	101,421,926
Payable for investments purchased	12,569,450	12,490,000
Dividend payable	3,417,848	3,422,307
Deferred financing costs payable	2,071,167	620,500
Income-based incentive fees payable	2,294,678	274,073
Base management fees payable	1,319,853	1,132,391
Accrued provision for taxes	2,579,337	—
Derivatives, at fair value (cost $0 and $0, respectively)	229,918	5,830,501
Interest payable	303,153	205,027
Directors’ fees payable	99,296	100,000
Allocation of administrative cost from Adviser payable	—	85,000
Accrued expenses and other liabilities	257,986	504,041

Total Liabilities	143,011,915	126,085,766

Commitments and Contingencies (Note 6)

Net Assets
Common stock, par value $0.001 per share (100,000,000 shares authorized, 13,649,504 and 13,689,221 shares issued and outstanding, respectively)	13,649	13,689
Additional paid-in capital	198,700,999	199,066,123
Accumulated net realized loss	(21,087,280)	(11,231,827)
Undistributed (distributions in excess of) net investment income	2,950,567	(2,339,304)
Net unrealized depreciation on investments	(9,055,269)	(15,560,569)

Total Net Assets	171,522,666	169,948,112

Total Liabilities and Net Assets	$314,534,581	$296,033,878

Net Asset Value Per Share	$12.57	$12.41

See notes to consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Statements of Operations

	For the twelve months ended June 30,
	2018	2017	2016
Investment Income:
Interest income	$28,691,187	$29,476,315	$33,683,108
Payment in-kind interest income	2,609,037	423,632	960,603
Dividend income	9,005,887	—	—
Payment in-kind dividend income	333,333	—	—
Other fee income	152,308	1,112,250	936,211

Total investment income	40,791,752	31,012,197	35,579,922

Expenses:
Interest expense	6,310,842	4,748,449	4,048,527
Base management fees	4,871,706	4,652,064	5,511,532
Income-based incentive fees	3,932,710	1,289,927	1,229,031
Provision for tax expense	2,579,337	—	—
Professional fees	1,063,528	806,810	1,039,802
Allocation of administrative costs from Adviser	1,198,397	987,286	785,846
Amortization of deferred debt issuance costs	695,470	932,417	1,441,044
Insurance expense	351,923	345,697	367,327
Directors’ fees	402,240	501,233	425,922
Custodian and administrator fees	295,032	480,269	442,598
Offering expense	186,513	—	—
Other expenses	455,645	818,532	434,337

Total expenses	22,343,343	15,562,684	15,725,966
Waiver of income-based incentive fees	(527,224)	(249,071)	—

Net expenses	21,816,119	15,313,613	15,725,966

Net investment income	18,975,633	15,698,584	19,853,956

Net realized and unrealized gain/(loss) on investments:
Net realized gain/(loss) from investments	(9,855,453)	(11,809,335)	283,276
Net change in unrealized appreciation/(depreciation) in value of investments	6,505,300	19,690,216	(29,482,002)

Total realized and unrealized gain/(loss) on investments	(3,350,153)	7,880,881	(29,198,726)

Net increase (decrease) in net assets resulting from operations	$15,625,480	$23,579,465	$(9,344,770)

Basic and diluted:
Net investment income per share	$1.39	$1.15	$1.45
Earnings (loss) per share	$1.14	$1.72	$(0.68)
Weighted average shares of common stock outstanding	13,689,823	13,686,288	13,674,197
Distributions paid per common share	$1.00	$1.20	$1.83

See notes to consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Statements of Changes in Net Assets

	For the twelve months ended June 30,
	2018	2017	2016
Net assets at beginning of year	$169,948,112	$162,749,883	$196,950,849

Increase (decrease) in net assets resulting from operations:
Net investment income	18,975,633	15,698,584	19,853,956
Net realized gain/(loss) on investments	(9,855,453)	(11,809,335)	283,276
Net change in unrealized appreciation (depreciation) on investments	6,505,300	19,690,216	(29,482,002)

Net increase (decrease) in net assets resulting from operations	15,625,480	23,579,465	(9,344,770)

Stockholder distributions:
Distributions from net investment income	(13,685,762)	(16,467,071)	(20,614,360)
Distributions from net realized gains	—	—	(4,366,660)

Net decrease in net assets resulting from stockholder distributions	(13,685,762)	(16,467,071)	(24,981,020)

Capital transactions:
Reinvestments of stockholder distributions	25,014	85,835	124,824
Repurchase of common stock	(390,178)	—	—

Net increase (decrease) in net assets resulting from capital transactions	(365,164)	85,835	124,824

Net increase (decrease) in net assets	1,574,554	7,198,229	(34,200,966)
Net assets at end of period (including undistributed (distributions in excess of) net investment income of $2,950,567, $(3,750,362), and $(1,736,009), respectively)	$171,522,666	$169,948,112	$162,749,883

See notes to consolidated financial statements.

CM Finance Inc and Subsidiaries

Consolidated Statements of Cash Flows

	For the twelve months ended June 30,
	2018	2017	2016
Cash Flows from Operating Activities
Net increase (decrease) in net assets resulting from operations	$15,625,480	$23,579,465	$(9,344,770)

Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash provided by (used in) operating activities:
Origination and purchase of investments	(172,238,259)	(134,235,087)	(63,049,676)
Payment in-kind interest	(2,609,037)	(423,632)	(960,603)
Payment in-kind dividends	(333,333)	—	—
Sales and repayments of investments	137,045,592	162,646,483	95,132,109
Net realized (gain) loss on investments	9,855,453	11,809,335	(283,276)
Net change in unrealized (appreciation) depreciation on investments	(6,505,300)	(19,690,216)	29,482,002
Amortization of discount/premium on investments	(3,899,958)	(2,899,890)	(2,110,864)
Amortization of deferred debt issuance costs	695,470	932,417	1,441,044

Net (increase) decrease in operating assets:
Cash, restricted	19,909,904	(4,592,711)	(14,589,762)
Interest receivable	(2,383,676)	269,936	1,003,094
Receivable for investments sold	(7,751,875)	—	—
Other receivables	(245,550)	—	—
Prepaid expenses and other assets	(36,094)	15,792	(2,133)

Net increase (decrease) in operating liabilities:
Payable for investments purchased	79,450	3,661,250	5,840,095
Interest payable	98,126	29,235	7,134
Accrued provisions for income taxes	2,579,337	—	—
Directors fees payable	(704)	100,000	—
Accrued expenses and other liabilities	(331,055)	(356,324)	367,290
Base management fees payable	187,462	(125,377)	(163,210)
Income-based incentive fees payable	2,020,605	(1,467)	(1,447,720)

Net cash provided by (used in) operating activities	(8,237,962)	40,719,209	41,320,754

Cash Flows from Financing Activities:
Payment for deferred financing costs	(620,500)	(258,542)	(1,266,458)
Deferred offering costs	64,591	—	—
Distributions to shareholders	(13,665,207)	(17,768,707)	(24,787,592)
Repurchase of common stock	(390,178)	—	—
Proceeds from borrowing on revolving credit facility	53,378,000	41,522,649	34,939,022
Repayments of borrowing on revolving credit facility	(35,555,000)	(72,000,978)	(53,308,152)

Net cash provided by (used in) financing activities	3,211,706	(48,505,578)	(44,423,180)

Net change in cash	(5,026,256)	(7,786,369)	(3,102,426)

Cash:
Beginning of year	10,646,697	18,433,066	21,535,492

End of year	$5,620,441	$10,646,697	$18,433,066

Supplemental and non-cash financing cash flow information:
Cash paid for interest	$6,212,715	$4,719,214	$4,041,393
Cash paid for taxes	$—	$—	$—
Issuance of shares pursuant to Dividend Reinvestment Plan	25,014	85,835	124,824
Non-cash purchase of investments	$—	$14,343,675	$—
Non-cash sale of investments	$—	$(14,343,675)	$—

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments

June 30, 2018

Investments(1)(2)	Industry	Interest Rate	Initial Acquisition Date	Maturity Date	Principal Amount/ Shares(3)	Amortized Cost	Fair Value	% of Net Assets
Non-Controlled/Non-Affiliates
Senior Secured First Lien Debt Investments
1888 Industrial Services, LLC - Revolver(4)(5)	Energy Equipment & Services	3M L+5.00% (1.00% Floor)	10/11/2016	09/30/2021	$2,376,238	$1,683,168	$1,683,168	0.98%
1888 Industrial Services, LLC - Term A(4)	Energy Equipment & Services	3M L+5.00% (1.00% Floor)	9/30/2016	09/30/2021	4,950,495	4,950,495	4,950,495	2.89%
1888 Industrial Services, LLC - Term B(3)(4)	Energy Equipment & Services	3M L+8.00% PIK (1.00% Floor)	9/30/2016	09/30/2021	11,687,047	5,912,941	8,765,286	5.11%
American Gaming Systems Inc.(6)	Hotel, Restaurants & Leisure	3M L+4.25% (1.00% Floor)	2/9/2018	02/15/2024	20,400,451	20,400,451	20,400,451	11.89%
CareerBuilder, LLC(6)	Professional Services	3M L+6.75% (1.00% Floor)	7/27/2017	07/27/2023	10,994,114	10,705,928	10,994,114	6.41%
Deluxe Toronto Ltd.(6)	Media	3M L+5.50% (1.00% Floor)	6/29/2018	12/07/2020	5,000,000	4,950,000	4,950,000	2.89%
Exela Intermedia LLC(7)	IT Services	3M L+6.50% (1.00% Floor)	6/5/2018	07/12/2023	5,468,354	5,524,248	5,524,678	3.22%
Exela Intermedia LLC(7)	IT Services	Fixed 10.00%	6/19/2018	07/15/2023	5,500,000	5,685,426	5,685,900	3.32%
FPC Holdings, Inc.(6)	Distributors	3M L+4.50% (1.25% Floor)	3/28/2018	11/18/2022	12,468,750	12,104,452	12,468,750	7.27%
GEE Group, Inc.(6)(8)	Professional Services	2M L+13.75% (1.00% Floor)	3/26/2018	03/31/2021	12,286,453	12,286,453	12,286,453	7.16%
Hostway Corp(6)	IT Services	3M L+5.75%	4/19/2018	12/13/2019	12,060,739	11,817,448	11,799,021	6.88%
Immucor, Inc.(6)	Healthcare Equipment & Services	3M L+5.00% (1.00% Floor)	6/27/2017	06/15/2021	7,425,000	7,366,701	7,499,250	4.37%
Liberty Oilfield Services LLC(6)(9)	Energy Equipment & Services	1M L+7.625% (1.00% Floor)	9/19/2017	09/19/2022	6,458,750	6,347,581	6,458,750	3.77%
Montreign Operating Company, LLC(6)	Hotel, Restaurants & Leisure	1M L+8.25% (1.00% Floor)	12/16/2016	01/24/2023	13,199,738	13,246,185	12,935,744	7.54%
Premiere Global Services, Inc.(6)(9)	Diversified Telecommunication Services	3M L+6.50% (1.00% Floor)	5/6/2016	12/08/2021	10,748,527	10,225,894	10,533,557	6.14%
PR Wireless LLC(5)	Wireless Telecommunication Services	3M L+5.25% (1.00% Floor)	11/15/2017	06/27/2020	2,308,097	461,619	461,619	0.27%
RPX Corporation	Professional Services	3M L+6.00%	6/8/2018	6/8/2024	10,000,000	9,900,190	9,900,000	5.77%
U.S. Well Services, LLC(3)(7)(9)	Energy Equipment & Services	1M L+9.00% (1.00% Floor)	2/1/2017	02/02/2022	9,633,228	9,684,648	9,633,228	5.62%
U.S. Well Services, LLC - Revolver(5)	Energy Equipment & Services	2M L+6.00% (1.00% Floor)	2/1/2017	02/02/2022	920,856	705,852	705,852	0.41%
Zinc Acquisition Holdings, LP(6)	Chemicals	3M L+10.00% (1.00% Floor)	10/9/2017	09/29/2024	7,500,000	7,430,251	7,500,000	4.37%

Total Senior Secured First Lien Debt Investments					171,386,837	161,389,931	165,136,316	96.28%

Senior Secured Second Lien Debt Investments
AP NMT Acquisition BV(6)(9)(10)	Media	3M L+9.00% (1.00% Floor)	8/12/2014	08/13/2022	20,000,000	19,166,531	20,000,000	11.66%
Caelus Energy Alaska 03, LLC(6)	Oil, Gas & Consumable Fuels	3M L+7.50% (1.25% Floor)	4/17/2014	04/15/2020	26,000,000	24,848,113	24,180,000	14.10%
Intermedia Holdings, Inc.(6)	IT Services	3M L+9.50% (1.00% Floor)	1/3/2017	02/01/2025	5,000,000	4,911,867	5,000,000	2.91%
International Wire Group, Inc.	Electronic Equipment	Fixed 10.75%	4/27/2017	08/01/2021	7,000,000	6,915,565	6,580,000	3.84%
Lionbridge Technologies, Inc.(3)	Commercial Services & Supplies	1M L+9.75% (1.00% Floor)	2/6/2017	02/28/2025	12,000,000	11,789,661	12,000,000	7.00%

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments (continued)

June 30, 2018

Investments(1)(2)	Industry	Interest Rate	Initial Acquisition Date	Maturity Date	Principal Amount/ Shares(3)	Amortized Cost	Fair Value	% of Net Assets
Montrose Environmental Group, Inc.	Commercial Services & Supplies	3M L+9.50%	9/29/2017	09/30/2020	$20,000,000	$19,688,421	$19,600,000	11.43%
Premiere Global Services, Inc.(6)	Diversified Telecommunication Services	3M L+9.50% (1.00% Floor)	11/30/2016	06/06/2022	15,000,000	14,679,729	14,400,000	8.39%
TouchTunes Interactive Networks, Inc.(6)	Media	1M L+8.25% (1.00% Floor)	5/4/2017	05/27/2022	7,000,000	6,977,435	7,000,000	4.08%
Trident USA Health Services, LLC - Tranche A(3)	Healthcare Providers & Services	3M L+10.00% PIK (1.25% Floor)	11/29/2017	07/31/2020	2,612,643	2,493,712	377,266	0.22%
Trident USA Health Services, LLC - Tranche B(3)	Healthcare Providers & Services	3M L+10.00% PIK (1.25% Floor)	11/29/2017	07/31/2020	20,956,435	20,018,194	10,203,688	5.95%
ZeroChaos Parent, LLC(6)	Professional Services	3M L+8.25% (1.00% Floor)	11/21/2017	10/31/2023	8,000,000	7,871,114	7,860,000	4.58%

Total Senior Secured Second Lien Debt Investments					143,569,078	139,360,342	127,200,954	74.16%

Unsecured Debt Investments
Trident USA Health Services, LLC - Holdco A Note	Healthcare Providers & Services	—		07/31/2020	2,426,201	—	731,742	0.43%

Total Unsecured Debt Investments					2,426,201	—	731,742	0.43%

Equity, Warrants and Other Investments
1888 Industrial Services, LLC (Equity Interest)(4)(11)(12)	Energy Equipment & Services				11,880	—	1	0.00%
PR Wireless, Inc., $0.01 strike (Warrants)(11)	Telecommunication Services			6/27/2027	201	1,374,009	—	0.00%
Zinc Acquisition Holdings, LP (Common Stock)(13)	Chemicals	—			523	523,000	523,000	0.30%

Total Equity, Warrants and Other Investments					12,604	1,897,009	523,001	0.30%

Total Non-Controlled/Non-Affiliates					$317,394,720	$302,647,282	$293,592,013	171.17%

Liabilities in excess other assets							(122,069,347)	(71.17%)

Net Assets							$171,522,666	100.00%

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments (continued)

June 30, 2018

	Industry	Interest Rate	Maturity Date	Notional Amount	Amortized Cost	Fair Value	% of Net Assets
Derivatives
Assets
Embedded derivative - Notes payable(11)(14)	Diversified Financial Services		12/5/2020	$102,000,000	$—	$157,223	0.09%
Embedded derivative - Notes payable(11)(14)	Diversified Financial Services		12/5/2019	50,000,000	—	72,695	0.04%

Total Assets				152,000,000	—	229,918	0.13%

Liabilities
Total Return Swap(11)(14)	Diversified Financial Services	1M L+2.75%	12/5/2020	102,000,000	—	(157,223)	(0.09%)
Embedded derivative - Notes payable(11)(14)	Diversified Financial Services		12/5/2019	50,000,000	—	(72,695)	(0.04%)

Total Liabilities				152,000,000	—	(229,918)	(0.13%)

Total Derivatives				$304,000,000	$—	$—	0.00%

(1)

The Company’s investments are generally acquired in private transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) and, therefore, are generally subject to limitations on resale, and may be deemed to be “restricted securities’’ under the Securities Act of 1933.

(2)	All investments are non-controlled and non-affiliated issuers. All investments are valued in good faith by the board of directors.
(3)	Principal amount includes capitalized PIK interest.
(4)	Effective 10/1/17, AAR Intermediate Holdings, LLC changed its name to 1888 Industrial Services, LLC.
(5)	Refer to Note 6 for more detail on the unfunded commitments.
(6)

A portion or all is held by the Company indirectly through CM Finance SPV Ltd. and pledged as collateral for the Total Return Swaps and pledged as collateral for the revolving credit facility held through UBS AG, London Branch .

(7)	Security, or a portion thereof, unsettled as of June 30, 2018.
(8)	First Lien Unitranche Last Out Investment, which accounts for 4.18% of our investment portfolio at fair value.
(9)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. Non-qualifying assets represent 15.88% of total assets.

(10)	A portfolio company domiciled in the Netherlands. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.
(11)	Securities are non-income producing.
(12)	CM Finance Inc’s investment in 1888 Industrial Services, LLC (Equity Interest) is held through its wholly owned subsidiary, CM Portfolio Companies LLC.
(13)	CM Finance Inc’s investments in Zinc Acquisition Holdings, LP are held through its wholly owned subsidiary, Zinc Borrower Blocker, LLC.
(14)	Refer to Note 5 for more detail on the Total Return Swaps and the Embedded derivatives - Notes Payable.

1M L – 1 month LIBOR (2.09% as of June 30, 2018)
3M L – 3 month LIBOR (2.34% as of June 30, 2018)
PIK – Payment-In-Kind

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments

June 30, 2017

Investments(1)	Industry	Interest Rate	Base Floor Rate	Maturity Date	Principal Amount/ Shares(2)	Amortized Cost	Fair Value	% of Net Assets
Non-Controlled/Non-Affiliates
Senior Secured First Lien Debt Investments
AAR Intermediate Holdings, LLC - Revolver(3)	Oilfield Services	3M L + 5.00%	1.00%	9/30/2021	$198,020	$198,020	$198,020	0.12%
AAR Intermediate Holdings, LLC - Term A	Oilfield Services	3M L + 5.00%	1.00%	9/30/2021	4,950,495	4,950,495	4,950,495	2.91%
AAR Intermediate Holdings, LLC - Term B	Oilfield Services	3M L + 4.00% PIK	1.00%	9/30/2021	10,398,827	4,624,720	6,759,238	3.98%
American Gaming Systems, Inc.(4)	Entertainment and Leisure	3M L + 5.50%	1.00%	2/15/2024	18,000,000	17,955,003	17,955,000	10.56%
Dayton Superior Corporation(4)	Construction & Building	3M L + 8.00%	1.00%	11/15/2021	9,950,000	9,686,413	9,950,000	5.85%
FPC Holdings, Inc.(4)	Trucking and Leasing	3M L + 4.00%	1.25%	11/19/2019	9,586,590	8,588,755	9,203,126	5.41%
Immucor, Inc.(4)(5)	Healthcare-Products/Services	3M L + 5.00%	1.00%	6/15/2021	7,500,000	7,425,000	7,425,000	4.37%
Medical Solutions L.L.C.(4)	Healthcare-Products/ Services	3M L + 4.25%	1.00%	6/14/2024	4,000,000	3,980,000	3,980,000	2.34%
Melissa & Doug, LLC(5)	Consumer Products	3M L + 4.50%	1.00%	6/19/2024	1,000,000	995,000	995,000	0.59%
Montreign Operating Company, LLC(4)(5)	Entertainment and Leisure	1M L + 8.25%	1.00%	1/24/2023	13,232,821	13,287,467	13,232,821	7.79%
PR Wireless, Inc.(6)	Telecommunications	3M L + 9.00%	1.00%	6/29/2020	16,490,000	15,522,048	15,500,600	9.12%
Premiere Global Services, Inc.(4)	Business Services	3M L + 6.50%	1.00%	12/8/2021	11,355,789	10,668,572	11,242,231	6.61%
Redbox Automated Retail, LLC(4)	Retail	3M L + 7.50%	1.00%	9/27/2021	7,437,500	7,241,540	7,437,500	4.38%
U.S. Well Services, LLC	Oilfield Services	1M L + 11.00%	1.00%	2/2/2022	3,969,450	3,969,450	3,969,450	2.34%
U.S. Well Services, LLC - Revolver(3)	Oilfield Services	1M L + 6.00%	1.00%	2/2/2022	507,514	507,514	507,514	0.30%
YRC Worldwide, Inc.(4)(7)	Trucking and Leasing	1M L + 7.50%	1.00%	2/13/2019	13,937,359	13,901,008	13,797,986	8.12%

Total Senior Secured First Lien Debt Investments					132,514,365	123,501,005	127,103,981	74.79%

Senior Secured Second Lien Debt Investments
AP NMT Acquisition BV(4)(7)(8)	Media	3M L + 9.00%	1.00%	8/13/2022	20,000,000	19,020,080	15,400,000	9.06%
Bird Electric Enterprises, LLC(9)(10)	Utilities	3M L + 14.00%, 3.00% PIK	1.00%	10/9/2020	15,037,500	14,809,248	7,518,750	4.43%
Caelus Energy Alaska 03, LLC(4)	Oil and Gas	3M L + 7.50%	1.25%	4/15/2020	26,000,000	24,147,353	22,100,000	13.00%
Intermedia Holdings, Inc.(4)	Business Services	3M L + 9.50%	1.00%	2/1/2025	5,000,000	4,903,645	4,900,000	2.88%
International Wire Group, Inc.(6)	Metals and Mining	10.75%	—	8/1/2021	11,254,000	11,064,076	11,057,055	6.51%
Lionbridge Technologies, Inc.(4)	Business Services	3M L + 9.75%	1.00%	2/28/2025	12,000,000	11,768,297	11,760,000	6.92%
Premiere Global Services, Inc.(4)	Business Services	3M L + 9.50%	1.00%	6/6/2022	15,000,000	14,622,459	14,700,000	8.65%
TNS, Inc.(6)	Telecommunications	1M L + 8.00%	1.00%	8/14/2020	15,092,924	15,095,599	15,092,924	8.88%
TouchTunes Interactive Networks, Inc.	Entertainment and Leisure	3M L + 8.25%	1.00%	5/27/2022	7,000,000	6,973,432	7,000,000	4.12%
Trident USA Health Services, LLC(4)	Healthcare-Products/Services	3M L + 9.50%	1.25%	7/31/2020	21,878,286	21,807,281	17,065,063	10.04%

Total Senior Secured Second Lien Debt Investments					148,262,710	144,211,470	126,593,792	74.49%

See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Consolidated Schedule of Investments (continued)

June 30, 2017

Investments(1)	Industry		Maturity Date	Principal Amount/ Shares(2)	Amortized Cost	Fair Value	% of Net Assets
Equity, Warrants and Other Investments(11)
AAR Intermediate Holdings, LLC (Equity Interest)	Oilfield Services			$11,880	$—	$1	—
Endeavour International Holding B.V., $3.01 strike (Warrants)(7)	Oil and Gas		11/3/2017	160,000	160,000	80	—
PR Wireless, Inc., $0.01 strike (Warrants)	Telecommunications		6/24/2027	201	1,374,009	—	—
U.S. Well Services, LLC	Oilfield Services	Class A Units		2,519,434	1,221,256	1,129,744	0.66%
		Class B Units		920,856	—	79,573	0.05%

Total Equity, Warrants and Other Investments				3,612,371	2,755,265	1,209,398	0.71%

Total Non-Controlled/Non-Affiliates				$284,389,446	$270,467,740	$254,907,171	149.99%

Liabilities in excess of other assets						(84,959,059)	(49.99%)

Net Assets						169,948,112	100.00%

	Industry	Interest Rate	Maturity Date	Notional Amount	Amortized Cost	Fair Value	% of Net Assets
Derivatives
Assets
Embedded derivative - Notes Payable(12)	Diversified Financial Services			$102,000,000	$—	$5,830,501	3.43%

Total Assets				102,000,000	—	5,830,501	3.43%

Liabilities
Total Return Swap(11)(12)	Diversified Financial Services	1M L + 2.75%	12/4/2018	102,000,000	—	(5,830,501)	(3.43%)

Total Liabilities				102,000,000	—	(5,830,501)	(3.43%)

Total Derivatives				$204,000,000	$—	$—	—

(1)	All investments are non-controlled and non-affiliated issuers. All investments are valued in good faith by the board of directors.
(2)	Principal amount includes capitalized PIK interest.
(3)	Refer to Note 6 for more detail on the unfunded commitment.
(4)	Held by the Company indirectly through CM Finance SPV, Ltd. and pledged as collateral for the Total Return Swaps.
(5)	Security, or a portion thereof, unsettled as of June 30, 2017.
(6)	Held by the Company indirectly through CM Finance SPV, LLC and pledged as collateral for the revolving credit facility held through Citibank, N.A.
(7)

The investment is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940. The Company may not acquire any non-qualifying asset unless, at the time of acquisition, qualifying assets represent at least 70% of the Company’s total assets. Non-qualifying assets represent 9.86% of total assets.

(8)	A portfolio company domiciled in the Netherlands. The jurisdiction of the security issuer may be a different country than the domicile of the portfolio company.
(9)	Classified as non-accrual asset.
(10)	Includes 2.00% default rate.
(11)	Securities are non-income producing.
(12)	Refer to Note 5 for more detail on the Total Return Swaps and the Embedded derivatives - Notes Payable.

1M L – 1 month LIBOR (1.22% as of June 30, 2017)
3M L – 3 month LIBOR (1.30% as of June 30, 2017)
PIK – Payment-In-Kind See notes to consolidated financial statements.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 1. Organization

CM Finance Inc (“CMFN” or the “Company”), a Maryland corporation formed in May 2013, is a closed-end, externally managed, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), and has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code (the “Code”) for U.S. federal income tax purposes. The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification Topic 946 Financial Services – Investment Companies.

On February 11, 2014, the Company completed its initial public offering (the “Offering”), selling 7,666,666 shares of its common stock, par value $0.001, including the underwriters’ over-allotment, at a price of $15.00 per share with net proceeds of approximately $111.5 million.

CM Finance LLC, a Maryland limited liability company, commenced operations in March 2012. Immediately prior to the Offering, CM Finance LLC was merged with and into the Company (the “Merger”). In connection with the Merger, the Company issued 6,000,000 shares of common stock and $39.8 million in debt to the pre-existing CM Finance LLC investors, consisting of funds managed by Cyrus Capital Partners, L.P. (the “Original Investors” or the “Cyrus Funds”). The Company had no assets or operations prior to completion of the Merger and, as a result, the books and records of CM Finance LLC became the books and records of the Company, as the surviving entity. Immediately after the Merger, the Company issued 2,181,818 shares of its common stock to Stifel Venture Corp. in exchange for $32.7 million in cash. The Company used all of the proceeds of the sale of shares to Stifel (“Stifel”), to repurchase 2,181,818 shares of common stock from the Original Investors. Immediately after the completion of the Offering, the Company had 13,666,666 shares outstanding. The Company used a portion of the net proceeds of the Offering to repay 100% of the debt issued to the Original Investors in connection with the Merger.

Upon its election to be regulated as a BDC on February 5, 2014, the Company entered into an investment advisory agreement (the “Advisory Agreement”) and an administrative agreement with CM Investment Partners LLC (the “Adviser”) as its investment adviser and administrator, respectively.

The Company’s primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing directly in debt and related equity of privately held middle- market companies to help these companies fund acquisitions, growth or refinancing. The Company invests primarily in middle-market companies in the form of unitranche loans, standalone first and second lien and mezzanine loans. The Company may also invest in unsecured debt, bonds and in the equity of portfolio companies through warrants and other instruments.

As a BDC, the Company is required to comply with certain regulatory requirements. For instance, as a BDC, the Company must not acquire any assets other than “qualifying assets” specified in the 1940 Act unless, at the time the acquisition is made, at least 70% of total assets are qualifying assets. Qualifying assets include investments in “eligible portfolio companies.” Under the relevant Securities and Exchange Commission (“SEC”) rules, the term “eligible portfolio company” includes all private operating companies, operating companies whose securities are not listed on a national securities exchange, and certain public operating companies that have listed their securities on a national securities exchange and have a market capitalization of less than $250 million, in each case organized and with their principal of business in the United States.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 1. Organization – (continued)

On September 23, 2014, the Company formed CM Portfolio Companies LLC, a wholly owned and consolidated taxable subsidiary.

The Company has formed certain additional taxable subsidiaries (collectively, the “Taxable Subsidiaries”), which are taxed as corporations for federal income tax purposes. At June 30, 2018, the Company had four Taxable Subsidiaries: CM Portfolio Companies LLC, Bird Electric Blocker, LLC, U.S. Well Services Blocker, LLC and Zinc Borrower Blocker, LLC. These Taxable Subsidiaries allow the Company to hold equity securities of portfolio companies organized as pass-through entities while continuing to satisfy the requirements applicable to a RIC under the Code.

Note 2. Significant Accounting Policies

The following is a summary of significant accounting policies followed by the Company.

a. Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) and all values are stated in U.S. dollars, unless noted otherwise. The financial statements reflect all adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the periods included herein as required by U.S. GAAP. These adjustments are normal and recurring in nature.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the fair value of investments and other amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company’s consolidated financial statements are reasonable and prudent. Actual results could differ materially from these estimates. All material inter-company balances and transactions have been eliminated.

As permitted under Regulation S-X and ASC Topic 946, the Company will generally not consolidate its investment in a portfolio company other than an investment company subsidiary or a controlled operating company whose business consists of providing services to the Company. Accordingly, the Company consolidated the results of the Company’s wholly-owned subsidiaries, CM Finance SPV Ltd. (“SPV”) and CM Finance SPV LLC (“LLC”), which are special purpose vehicles used to finance certain investments, and CM Portfolio Companies LLC, Bird Electric Blocker, LLC, U.S. Well Services Blocker, LLC and Zinc Borrower Blocker, LLC in its consolidated financial statements. All intercompany balances and transactions have been eliminated.

b. Revenue Recognition, Security Transactions, and Realized/Unrealized Gains or Losses

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis. Origination, closing, commitment, and amendment fees, purchase and original issue discounts associated with loans to portfolio companies are accreted into interest income over the respective terms of the applicable loans. Accretion of discounts or premiums is calculated by the effective interest or straight-line method, as applicable, as of the purchase date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or debt security, any prepayment penalties are included in other fee income and unamortized fees and discounts are recorded as interest income and are non-recurring in nature.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

Loans are placed on non-accrual status when principal or interest payments are past due 90 days or more or when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment about ultimate collectability of principal. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current.

Dividend income is recorded on the ex-dividend date.

Origination, closing, commitment, and amendment fees, purchase and original issue discounts associated with loans to portfolio companies are accreted into interest income over the respective terms of the applicable loans. Accretion of discounts or premiums is calculated by the effective interest or straight-line method, as applicable, as of the purchase date and adjusted only for material amendments or prepayments. Upon the prepayment of a loan or debt security, any prepayment penalties and unamortized fees and discounts are recorded as interest income and are non-recurring in nature. During the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016, $2,839,313, $3,015,154 and $1,067,639 of prepayment penalties and unamortized discounts upon prepayment were recorded as interest income, respectively.

Investment transactions are accounted for on a trade-date basis. Realized gains or losses on investments are determined by calculating the difference between the net proceeds from the disposition and the amortized cost basis of the investments, without regard to unrealized gains or losses previously recognized. Realized gains or losses on the sale of investments are calculated using the specific identification method. The Company reports changes in fair value of investments as a component of the net change in unrealized appreciation (depreciation) on investments in the Consolidated Statements of Operations.

Management reviews all loans that become 90 days or more past due on principal or interest or when there is reasonable doubt that principal or interest will be collected for possible placement on non-accrual status. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although management may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection.

The Company may hold debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is recorded on an accrual basis to the extent that such amounts are expected to be collected. PIK interest is not accrued if the Company does not expect the issuer to be able to pay all principal and interest when due. The Company earned PIK interest of $2,609,037, $423,632 and $960,603 during the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016, respectively.

The Company may hold equity investments in its portfolio that contain a PIK dividend provision. PIK dividends, which represents contractual dividend payments added to the investment balance, is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company earned PIK dividends of $333,333 during the twelve months ended June 30, 2018. The Company earned no PIK dividends during the twelve months ended June 30, 2017 and June 30, 2016.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

c. Paid In Capital

The Company records the proceeds from the sale of its common stock to common stock and additional paid-in capital, after all commissions and marketing support fees.

d. Net Increase in Net Assets Resulting from Operations per Share

The net increase in net assets resulting from operations per share is calculated based upon the weighted average number of shares of common stock outstanding during the reporting period.

e. Distributions

Dividends and distributions to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend or distribution is generally determined by the board of directors each quarter and is generally based upon the earnings estimated by management. Net realized capital gains, if any, are generally distributed annually, although the Company may decide to retain such capital gains for investment.

The Company has adopted a dividend reinvestment plan that provides for reinvestment of any distributions the Company declares in cash on behalf of the Company’s stockholders, unless a stockholder elects to receive cash. As a result, if the Company’s board of directors authorizes, and the Company declares, a cash distribution, then the Company’s stockholders who have not “opted out” of the Company’s dividend reinvestment plan will have their cash distributions automatically reinvested in additional shares of the Company’s common stock, rather than receiving the cash distribution.

f. Cash and Restricted Cash

Cash and restricted cash consist of bank demand deposits. The Company deposits its cash in financial institutions and, at times, such balance may be in excess of the Federal Deposit Insurance Corporation insurance limits. All of the Company’s cash deposits are held at large established high credit quality financial institutions and management believes that the risk of loss associated with any uninsured balances is remote. The Company has restrictions on the uses of the cash held by SPV and LLC based on the terms of the Notes Payable. For more information on the Notes Payable, see Note 5.

g. Deferred Offering Costs

Deferred offering costs consist of fees and expenses incurred in connection with the offer and sale of the Company’s common stock and bonds, including legal, accounting, printing fees and other related expenses, as well as costs incurred in connection with the filing of a shelf registration statement. These costs are capitalized when incurred and recognized as a reduction of offering proceeds when the offering becomes effective.

h. Investment Transactions and Expenses

Purchases of loans, including revolving credit agreements, are recorded on a fully committed basis until the funded and unfunded portions are known or estimable, which in many cases may not be until settlement.

Expenses are accrued as incurred.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

Deferred debt issuance costs, incurred in connection with the Company’s Notes Payable, are amortized using the straight line method over the life of the notes.

Offering costs were charged to paid-in capital upon sale of shares in the Offering.

i. Investment Valuation

The Company applies fair value accounting to all of its financial instruments in accordance with the 1940 Act and ASC Topic 820 – Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework used to measure fair value and requires disclosures for fair value measurements. In accordance with ASC 820, the Company has categorized its investments and financial instruments carried at fair value, based on the priority of the valuation technique, into a three-level fair value hierarchy as discussed in Note 4. Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity specific measure. Therefore, when market assumptions are not readily available, the Company’s own assumptions are set to reflect those that management believes market participants would use in pricing the financial instrument at the measurement date.

Fair value is defined as the price that would be received upon a sale of an asset in an orderly transaction between market participants at the measurement date. Market participants are buyers and sellers in the principal (or most advantageous) market for the asset that (a) are independent of us, (b) are knowledgeable, having a reasonable understanding about the asset based on all available information (including information that might be obtained through due diligence efforts that are usual and customary), (c) are able to transact for the asset, and (d) are willing to transact for the asset or liability (that is, they are motivated but not forced or otherwise compelled to do so).

Securities that are traded on securities exchanges (including such securities traded in the after hour’s market) are valued on the basis of the closing price on the valuation date (if such prices are available). Securities that are traded on more than one securities exchange are valued at the closing price on the primary securities exchange on which such securities are traded on the valuation date (or if reported on the consolidated tape, then their last sales price on the consolidated tape). Listed options for which the last sales price falls between the last “bid” and “ask” prices for such options are valued at their last sales price on the date of the valuation on the primary securities exchange on which such options are traded. Options for which the last sales price on the valuation date does not fall between the last “bid” and “ask” prices are valued at the average of the last “bid” and “ask” prices for such options on that date. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. The Company did not hold any Level 1 investments as of June 30, 2018 or June 30, 2017.

Investments that are not traded on securities exchanges but are traded on the over-the-counter (“OTC”) markets (such as term loans, notes and warrants) are valued using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (when observable) and fundamental data relating to the issuer. These investments are categorized in Level 2 of the fair value hierarchy, or in instances when lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3.

The embedded derivative in the Term Notes and the 2017 Revolving Notes (as defined in Note 5) payable from SPV to UBS AG, London Branch (together with its affiliates, “UBS”) and total return swaps referencing the terms of the Term Notes payable and the total return of the 2017 Revolving Notes referencing the 2017 Revolving Notes (together, the “TRS”) are valued based on the change in fair value and the underlying accrued

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

interest of the portfolio of assets held in SPV less the accrued interest payable on the financing due to the TRS counterparty, UBS. Consideration has been given to counterparty risk. The Company has assessed the unsecured risk of the counterparty, UBS, in the form of credit ratings and the trading levels of that risk and has determined that the counterparty risk is minimal. The Company also notes that counterparty risk is further mitigated by the monthly settlement of both the interest portion of the embedded derivative referencing the Term Notes and the 2017 Revolving Notes payable and the TRS. If the Company were to determine that counterparty risk were material, an adjustment to the fair value of the TRS would be made. The embedded derivative in the Term Notes and the 2017 Revolving Notes payable and the TRS have been categorized in Level 3 of the fair value hierarchy. See Note 4 and Note 5 for more detail.

Investments for which market quotations are not readily available or may be considered unreliable are fair valued, in good faith, using a method determined to be appropriate in the given circumstances. The valuation methods used include the Cost Approach, the Market Approach and the Income Approach. Inputs used in these approaches may include, but are not limited to, interest rate yield curves, credit spreads, recovery rates, comparable company transactions, trading multiples, and volatilities. The valuation method of the Company may change as changes in the underlying company dictates, such as moving from the Cost Approach to Market Approach when underlying conditions change at the company. Because of the inherent uncertainty of valuation in these circumstances, the fair values for the aforementioned investments may differ significantly from values that would have been used had a ready and liquid market for such investments existed or from the amounts that might ultimately be realized, and such differences could be material.

The Company’s valuation policies and procedures are developed by the Adviser, which is also responsible for ensuring that the valuation policies and procedures are consistently applied across all investments of the Company, and approved by the Company’s board of directors. The valuations are continuously monitored and the valuation process for Level 3 investments is completed on a quarterly basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight and review. The valuation process begins with each portfolio company or investment being initially valued by the investment professionals of the Adviser responsible for the portfolio investment. These investment professionals prepare the preliminary valuations based on their evaluation of financial and operating data, company specific developments, market valuations of comparable securities from the same company or that of comparable companies as well as any other relevant factors including recent purchases and sales that may have occurred preceding month-end.

Valuation models are typically calibrated upon initial funding, and are re-calibrated as necessary upon subsequent material events (including, but not limited to additional financing activity, changes in comparable companies, and recent trades). The preliminary valuation conclusions are then documented and discussed with senior management of the Adviser. On a periodic basis and at least once annually, independent valuation firm(s) engaged by the Company conduct independent appraisals and review the Adviser’s preliminary valuations and make their own independent assessment. The Valuation Committee of the Company’s board of directors then reviews the preliminary valuations of the Adviser and that of the independent valuation firms. The Valuation Committee discusses the valuations and makes a recommendation to the Company’s board of directors regarding the fair value of each investment in good faith based on the input of the Adviser and the independent valuation firms. Upon recommendation by the Valuation Committee and a review of the valuation materials of the Adviser and the third party independent valuation firms, the board of directors of the Company determines, in good faith, the fair value of each investment.

For more information on the classification of the Company’s investments by major categories, see Note 4.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

The fair value of the Company’s assets and liabilities that qualify as financial instruments under U.S. GAAP approximates the carrying amounts presented in the Consolidated Statements of Assets and Liabilities.

j. Income Taxes

The Company has elected to be treated, for U.S. federal income tax purposes, as a RIC under Subchapter M of the Code. To qualify and maintain qualification as a RIC, the Company must, among other things, meet certain source of income and asset diversification requirements and distribute to stockholders, for each taxable year, at least 90% of the Company’s “investment company taxable income’’ which is generally the Company’s net ordinary income plus the excess, if any, of realized net short-term capital gains over realized net long-term capital losses. If the Company continues to qualify as a RIC and continues to satisfy the annual distribution requirement, the Company will not have to pay corporate level federal income taxes on any income that the Company distributes to its stockholders. The Company intends to make distributions in an amount sufficient to maintain RIC status each year and to avoid any federal income taxes on income. The Company will also be subject to nondeductible federal excise taxes if the Company does not distribute to its stockholders at least 98% of net ordinary income, 98.2% of capital gains, if any, and any recognized and undistributed income from prior year for which it paid no federal income taxes. Additionally, certain of the Company’s consolidated subsidiaries are subject to U.S. federal and state income taxes. For the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016, the Company recorded a provision for taxes of $2,579,337, $0 and $0, respectively, for U.S. federal and state income taxes related to Taxable Subsidiaries, respectively.

Book and tax basis differences that are permanent differences are reclassified among the Company’s capital accounts, as appropriate at year-end. Additionally, the tax character of distributions is determined in accordance with the Code, which differs from U.S. GAAP. During the year ended June 30, 2018, June 30, 2017 and June 30, 2016, the Company recorded distributions of $13.7 million, $16.5 million and $20.6 million, respectively. The tax character of a portion of these distributions may be return of capital.

U.S. GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company’s policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the tax provision.

The Company has analyzed such tax positions and has concluded that no unrecognized tax benefits should be recorded for uncertain tax positions for any tax year since inception. Each of the tax years since inception remains subject to examination by taxing authorities. This conclusion may be subject to review and adjustment at a later date based on factors, including but not limited to, ongoing analysis and changes to laws, regulations, and interpretations thereof.

Permanent differences between investment company taxable income and net investment income for financial reporting purposes are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the years ended June 30, 2018, June 30, 2017 and June 30, 2016, the Company

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

reclassified for book purposes amounts arising from permanent book/tax differences related to the different tax treatment of paydown gains and losses, and income/(loss) from wholly owned subsidiaries as follows:

	As of June 30,
	2018	2017	2016
Additional paid-in capital	$—	$(742,700)	$179,708
Distributions in excess of net investment income	—	165,192	(562,692)
Accumulated net realized gain (loss)	—	577,508	382,984

The tax character of all distributions paid by the Company during the years ended June 30, 2018, June 30, 2017 and June 30, 2016 were ordinary income.

At June 30, 2018, June 30, 2017 and June 30, 2016, the components of distributable earnings on a tax basis detailed below differ from the amounts reflected in the Company’s Consolidated Statement of Assets and Liabilities by temporary and other book/tax differences, primarily relating to the tax treatment of dividends payable and non-deductible incentive fee income unvested, as follows:

	As of June 30,
	2018	2017	2016
Undistributed net investment income	$7,140,649	$1,314,066	$3,342,241
Accumulated capital gains (losses) and other	(2,474,763)	—	—
Capital loss carryover	(18,612,517)	(11,231,827)	—
Unrealized appreciation (depreciation)	(9,055,269)	(17,062,588)	(36,010,159)
Distributions payable	(3,417,848)	(3,422,307)	(4,809,778)

Components of tax distributable earnings at year end	$(26,419,748)	$(30,402,656)	$(37,477,696)

For tax purposes, net realized capital losses may be carried over to offset future capital gains, if any. These capital losses can be carried forward for an indefinite period, and will retain their character as either short-term or long-term capital losses. As of June 30, 2018, the Company had a net short-term capital loss carryforward of $1,068,849 and a net long-term capital loss carryforward of $17,543,668 available to be carried forward for an indefinite period.

A RIC may elect to defer any capital losses incurred after October 31, 2017 (“post-October”) to the beginning of the following fiscal year. As of June 30, 2018, the Company had a post-October short-term capital loss deferral of $202,160 and a post-October long-term capital loss deferral of $2,272,603. These losses are deemed to arise on July 1, 2018.

In addition, as of June 30, 2018, June 30, 2017, and June 30, 2016, the wholly owned taxable subsidiary, CM Portfolio Companies LLC recorded a deferred tax asset and a corresponding valuation allowance of approximately $172,769, $557,059 and $557,059, respectively.

k. Capital Gains Incentive Fee

Under U.S. GAAP, the Company calculates the capital gains incentive fee payable to the Adviser as if the Company had realized all investments at their fair values as of the reporting date. Accordingly, the Company

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 2. Significant Accounting Policies – (continued)

accrues a provisional capital gains incentive fee taking into account any unrealized gains or losses. As the provisional capital gains incentive fee is subject to the performance of investments until there is a realization event, the amount of provisional capital gains incentive fee accrued at a reporting date may vary from the incentive fee that is ultimately realized and the differences could be material.

The cost basis used to compute gains and losses for the purpose of determining incentive fees is the fair value of the Company’s investment on February 5, 2014, at the time the Company priced its Offering.

As of June 30, 2018, June 30, 2017 and June 30, 2016, there was no capital gains incentive fee payable to the Adviser under the Advisory Agreement.

l. Share Repurchase Program

On May 2, 2018, the Company’s board of directors authorized a new discretionary repurchase program of up to $5.0 million shares of our common stock, until the earlier of (i) May 1, 2019 or (ii) the repurchase of $5.0 million in aggregate amount of the common stock. Under the discretionary repurchase program, the Company may, but is not obligated to, repurchase the outstanding common stock from time to time in the open market provided that the Company complies with the prohibitions under its insider trading policies and procedures and the applicable provisions the Securities Exchange Act of 1934, as amended. In addition, any repurchases will be conducted in accordance with the 1940 Act. The timing and number of shares to be repurchased will depend on a number of factors, including market conditions and alternative investment opportunities and no assurances can be given that any common stock, or any particular amount, will be purchased. The Company will retire immediately all shares of common stock that are purchased in connection with the share repurchase program. During the period ended June 30, 2018, the Company repurchased 42,627 shares of common stock on the open market for $390,178 (including commissions). Refer to Note 11 for additional information concerning share repurchases.

Note 3. Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that are adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial statements upon adoption.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The new guidance is effective for annual and interim periods, beginning after December 15, 2017, and early adoption is permitted and is to be applied on a retrospective basis. Management is currently evaluating the impact ASU 2016-18 will have on the Company’s consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 3. Recent Accounting Pronouncements – (continued)

therein. Early adoption is permitted. Management is currently evaluating the impact ASU 2016-15 will have on the Company’s consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). In 2016, the FASB issued additional guidance which clarified, amended, and technically corrected prior guidance. Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In May 2016, ASU 2016-12 amended ASU 2014-09 and deferred the effective period to annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

In October 2016, the U.S. Securities and Exchange Commission (“SEC”) adopted new rules and amended rules (together “final rules”) intended to modernize the reporting and disclosures of information by registered investment companies. In part, the final rules amend Regulation S-X and require standardized, enhanced disclosure about derivatives in investment company financial statements, as well as other amendments. The compliance date for the amendments to Regulation S-X was August 1, 2017. The Company has adopted the final rules, as applicable, and the revised presentation is reflected in the Company’s consolidated financial statements for the periods presented.

Note 4. Investments

The Company’s investments at any time may include securities and other financial instruments, including, without limitation, corporate and government bonds, convertible securities, collateralized loan obligations, term loans, trade claims, equity securities, privately negotiated securities, direct placements, working interests, warrants and investment derivatives (such as credit default swaps, recovery swaps, total return swaps, options, forward contracts, and futures) (all of the foregoing collectively referred to in these financial statements as “investments”).

a. Certain Risk Factors

In the ordinary course of business, the Company manages a variety of risks including market risk, liquidity risk and credit risk. The Company identifies, measures and monitors risk through various control mechanisms, including trading limits and diversifying exposures and activities across a variety of instruments, markets and counterparties.

Market risk is the risk of potential adverse changes to the value of financial instruments because of changes in market conditions, including as a result of changes in the credit quality of a particular issuer, credit spreads, interest rates, and other movements and volatility in security prices or commodities. In particular, the Company may invest in issuers that are experiencing or have experienced financial or business difficulties (including difficulties resulting from the initiation or prospect of significant litigation or bankruptcy proceedings), which involves significant risks. The Company manages its exposure to market risk through the use of risk management strategies and various analytical monitoring techniques.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

The Company’s assets may, at any time, include securities and other financial instruments or obligations that are illiquid or thinly traded, making purchase or sale of such securities and financial instruments at desired prices or in desired quantities difficult. Furthermore, the sale of any such investments may be possible only at substantial discounts, and it may be extremely difficult to value any such investments accurately.

Credit risk is the potential loss the Company may incur from a failure of an issuer to make payments according to the terms of a contract. The Company is subject to credit risk because of its strategy of investing in the debt of leveraged companies and its involvement in derivative instruments. The Company’s exposure to credit risk on its investments is limited to the fair value of the investments. The Company’s TRS contract is executed pursuant to an International Swaps and Derivatives Association (“ISDA”) master agreement (the “ISDA Agreement”) that the Company currently has in place with UBS. At June 30, 2018 and June 30, 2017, the Company had all of its counterparty credit risk associated with non-performance for swaps with UBS. With regard to derivatives, the Company attempts to limit its credit risk by considering its counterparty’s (or its guarantor’s) credit rating. The Company’s policy is to not hold counterparty collateral on ISDA Agreements, but would do so if the exposure were material.

b. Investments

Investment purchases, sales and principal payments/paydowns are summarized below for the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016, respectively. These purchase and sale amounts exclude derivative instruments as well as non cash restructurings.

	Twelve Months Ended June 30,
	2018	2017	2016
Investment purchases, at cost (including PIK interest)	$175,180,629	$134,658,719	$64,010,279
Investment sales and repayments	137,045,592	162,646,483	95,132,109

The composition of the Company’s investments as of June 30, 2018, as a percentage of the total portfolio, at amortized cost and fair value, are as follows:

	Investment at Amortized Cost	Percentage	Investments at Fair Value	Percentage
Senior Secured First Lien Debt Investments	$161,389,931	53.40%	$165,136,316	56.30%
Senior Secured Second Lien Debt Investments	139,360,342	46.00	127,200,954	43.30
Unsecured Debt Investments	—	—	731,742	0.20
Equity, Warrants and Other Investments	1,897,009	0.60	523,001	0.20
Embedded derivative – Notes Payable	—	—	229,918	2.29
Total Return Swap	—	—	(229,918)	(2.29)

Total	$302,647,282	100.00%	$293,592,013	100.00%

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

The composition of the Company’s investments as of June 30, 2017, as a percentage of the total portfolio, at amortized cost and fair value, are as follows:

	Investment at Amortized Cost	Percentage	Investments at Fair Value	Percentage
Senior Secured First Lien Debt Investments	$123,501,005	45.66%	$127,103,981	49.86%
Senior Secured Second Lien Debt Investments	144,211,470	53.32	126,593,792	49.66
Equity, Warrants and Other Investments	2,755,265	1.02	1,209,398	0.48
Embedded derivative – Notes Payable	—	—	5,830,501	2.29
Total Return Swap	—	—	(5,830,501)	(2.29)

Total	$270,467,740	100.00%	$254,907,171	100.00%

The Company adopted the Global Industry Classification Standard (“GICS”) codes to identify industry groupings in 2018. The following tables shows the portfolio composition by industry grouping at fair value at June 30, 2018 by GICS codes and by the Company’s original industry classification:

Industry Classification (GICS)	Investments at Fair Value	Percentage of Total Portfolio
Professional Services	$41,040,567	13.98%
Hotels, Restaurants & Leisure	33,336,195	11.36
Energy Equipment & Services	32,196,779	10.97
Media	31,950,000	10.88
Commercial Services & Supplies	31,600,000	10.76
IT Services	28,009,599	9.54
Diversified Telecommunication Services	24,933,557	8.49
Oil, Gas & Consumable Fuels	24,180,000	8.24
Distributors	12,468,750	4.25
Health Care Providers & Services	11,312,696	3.85
Chemicals	8,023,000	2.73
Health Care Equipment & Supplies	7,499,250	2.55
Electronic Equipment	6,580,000	2.24
Wireless Telecommunication Services	461,620	0.16

Total	$293,592,013	100.00%

Industry Classification (Original)	Investments at Fair Value	Percentage of Total Portfolio
Business Services	$82,974,124	28.26%
Entertainment and Leisure	40,336,195	13.74
Oilfield Services	32,196,780	10.97
Media	24,950,000	8.50
Oil and Gas	24,180,000	8.23
IT Services	23,009,599	7.84
Environmental Services	19,600,000	6.67
Healthcare-Products/Services	18,811,945	6.41
Trucking and Leasing	12,468,750	4.25
Chemicals	8,023,000	2.73

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

Industry Classification (Original)	Investments at Fair Value	Percentage of Total Portfolio
Metals and Mining	$6,580,000	2.24%
Telecommunications	461,620	0.16

Total	$293,592,013	100.00%

The following tables shows the portfolio composition by industry grouping at fair value at June 30, 2017 by GICS codes and by the Company’s original industry classification:

Industry Classification (GICS)	Investments at Fair Value	Percentage of Total Portfolio
Hotels, Restaurants & Leisure	$31,187,821	12.24%
Diversified Telecommunication Services	25,942,231	10.18
Oil, Gas & Consumable Fuels	22,100,080	8.67
Health Care Providers & Services	21,045,063	8.26
IT Services	19,992,924	7.84
Energy Equipment & Services	17,594,035	6.90
Wireless Telecommunication Services	15,500,600	6.08
Media	15,400,000	6.04
Road & Rail	13,797,986	5.41
Commercial Services & Supplies	11,760,000	4.61
Electronic Equipment	11,057,055	4.34
Building Products	9,950,000	3.90
Distributors	9,203,126	3.61
Electric Utilities	7,518,750	2.95
Specialty Retail	7,437,500	2.92
Health Care Equipment & Supplies	7,425,000	2.91
Household Durables	7,000,000	2.75
Leisure Products	995,000	0.39

Total	$254,907,171	100.00%

Industry Classification (Original)	Investments at Fair Value	Percentage of Total Portfolio
Business Services	$42,602,231	16.71%
Entertainment and Leisure	38,187,821	14.98
Telecommunications	30,593,524	12.00
Healthcare-Products/Services	28,470,063	11.17
Trucking and Leasing	23,001,112	9.02
Oil and Gas	22,100,080	8.67
Oilfield Services	17,594,035	6.90
Media	15,400,000	6.04
Metals and Mining	11,057,055	4.34
Construction & Building	9,950,000	3.91
Utilities	7,518,750	2.95
Retail	7,437,500	2.92
Consumer Products	995,000	0.39

Total	$254,907,171	100.00%

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

The following table shows the portfolio composition by geographic grouping at fair value at June 30, 2018:

	Fair Value	Percentage Total Portfolio
U.S. West	$74,078,950	25.23%
U.S. Northeast	57,586,322	19.62
U.S. Southeast	53,203,880	18.12
U.S. Southwest	43,208,281	14.72
U.S. Midwest	29,251,885	9.96
International	24,950,000	8.50
U.S. Mid-Atlantic	11,312,695	3.85

Total	$293,592,013	100.00%

The following table shows the portfolio composition by geographic grouping at fair value at June 30, 2017:

	Fair Value	Percentage Total Portfolio
U.S. West	$56,376,504	22.12%
U.S. Southeast	48,867,831	19.17
U.S. Northeast	44,044,876	17.28
U.S. Southwest	32,844,487	12.88
U.S. Mid-Atlantic	32,157,987	12.62
U.S. Midwest	25,215,486	9.89
Europe	15,400,000	6.04

Total	$254,907,171	100.00%

The Company’s primary investment objective is to maximize total return to stockholders in the form of current income and capital appreciation by investing directly in debt and related equity of privately held middle- market companies to help these companies fund acquisitions, growth or refinancing. During the twelve months ended June 30, 2018, the Company made investments in new and existing portfolio companies of approximately $43.0 million and $129.5 million, respectively, to which it was not previously contractually committed to provide financial support. During the twelve months ended June 30, 2018, the Company made investments of $1.9 million in companies to which it was previously committed to provide financial support through the terms of the revolvers. The details of the Company’s investments have been disclosed on the Consolidated Schedule of Investments.

c. Derivatives

Derivative contracts include total return swaps and embedded derivatives in Notes Payable. The Company enters into derivative contracts as part of its investment strategies.

The Company and UBS entered into two TRS transactions whereby the Company will receive the total return of the Term Notes and the Revolving Notes (as defined in Note 5) purchased by UBS and pay the Financing Rate and the Revolver Financing Rate (both as defined in Note 5). Therefore, amounts required for the future satisfaction of the swaps may be greater or less than the amount recorded. Realized and change in unrealized gains and losses on total return swaps, if any, are included in the net realized gain or loss on derivative, and net change in unrealized appreciation (depreciation) on derivative in the Consolidated Statements of Operations. On December 5, 2016, the TRS on the Revolving Notes expired.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

In connection with the TRS transactions, the Company entered into an ISDA Agreement with UBS. The ISDA Agreement includes provisions for general obligations, representations, collateral and events of default or termination. Under an ISDA Agreement, the Company typically may offset with the counterparty certain derivative payable and/or receivable with collateral held and/or posted and create one single net payment (close-out netting) in the event of default or termination.

The Company’s ISDA Agreement may contain provisions for early termination of OTC derivative transactions in the event the net assets of the Company decline below specific levels (“net asset contingent features”). If these levels are triggered, the Company’s counterparty has the right to terminate such transaction and require the Company to pay or receive a settlement amount in connection with the terminated transaction.

The Company has determined that the Term Notes payable from SPV to UBS related to the Term Financing (discussed further in Note 5) contains an embedded derivative. SPV is obligated to pay UBS the net appreciation (depreciation) of the SPV Assets, as defined below, as well as pay any income generated by the SPV Assets until maturity. Therefore, amounts required for the future satisfaction of the note may be greater or less than the amount recorded. Realized and change in unrealized gains and losses on the embedded derivative is included in the net realized gain or loss on derivatives, and net change in unrealized appreciation (depreciation) on derivative in the Consolidated Statements of Operations.

The following table reflects the fair value and notional amount or number of contracts of the Company’s derivative contracts, none of which were designated as hedging instruments under U.S. GAAP, which are presented on a gross basis, at June 30, 2018.

	Assets	Liabilities	Notional	Contracts
Credit Risk:
Total Return Swaps	$—	$229,918	$152,000,000	2
Embedded derivatives
Notes Payable	229,918	—	152,000,000	2

Gross fair value of derivative contracts	229,918	229,918
Counterparty netting	—	—

Net fair value of derivative contracts	229,918	229,918
Collateral not offset	—	—

Net amount	$229,918	$229,918

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

The following table reflects the fair value and notional amount or number of contracts of the Company’s derivative contracts, none of which were designated as hedging instruments under U.S. GAAP, which are presented on a gross basis, at June 30, 2017.

	Assets	Liabilities	Notional	Contracts
Credit Risk:
Total Return Swaps	$—	$5,830,501	102,000,000	1
Embedded derivatives
Notes Payable	5,830,501	—	102,000,000	1

Gross fair value of derivative contracts	5,830,501	5,830,501
Counterparty netting	—	—

Net fair value of derivative contracts	5,830,501	5,830,501
Collateral not offset	—	—

Net amount	$5,830,501	$5,830,501

The following table reflects the amount of gains (losses) on derivatives included in the Consolidated Statements of Operations for the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016, respectively. None of the derivatives were designated as hedging instruments under U.S. GAAP.

	Included in net change in unrealized appreciation (depreciation) on investments and derivatives
	June 30,
	2018	2017	2016
Total Return Swaps	$(5,600,583)	$(3,241,158)	$(7,225,891)
Embedded derivatives Notes Payable	5,600,583	3,241,158	7,225,891

Total	$—	$—	$—

d. Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy that prioritizes the inputs used in the valuation of an asset or liability based upon their transparency. The valuation hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assets and liabilities measured at fair value have been classified in the following three categories:

Level 1 – valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

vary substantially either over time or among market makers, or in which little information is released publicly; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – valuation is based on unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, that is, an exit price from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Unobservable inputs are developed based on the best information available under the circumstances, which might include the Company’s own data. The Company’s own data used to develop unobservable inputs is adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of the market and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Estimates of fair value for cash and restricted cash are measured using observable, quoted market prices, or Level 1 inputs. All other fair value significant estimates are measured using unobservable inputs, or Level 3 inputs.

The following table summarizes the classifications within the fair value hierarchy of the Company’s assets and liabilities measured at fair value as of June 30, 2018:

	Level 1	Level 2	Level 3	Total
Assets
Investments
Senior Secured First Lien Debt Investments	$—	$—	$165,136,316	$165,136,316
Senior Secured Second Lien Debt Investments	—	—	127,200,954	127,200,954
Unsecured Debt Investment	—	—	523,001	523,001
Equity, Warrants and Other Investments	—	—	731,742	731,742

Total Investments	—	—	293,592,013	293,592,013
Derivatives
Embedded derivative Notes Payable	—	—	229,918	229,918

Total Derivatives	—	—	229,918	229,918

Total Assets	$—	$—	$293,821,931	$293,821,931

Liabilities
Derivatives
Total Return Swaps	$—	$—	$(229,918)	$(229,918)

Total Derivatives	—	—	(229,918)	(229,918)
Total Liabilities	$—	$—	$(229,918)	$(229,918)

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

The following table summarizes the classifications within the fair value hierarchy of the Company’s assets and liabilities measured at fair value as of June 30, 2017:

	Level 1	Level 2	Level 3	Total
Assets
Investments
Senior Secured First Lien Debt Investments	$—	$—	$127,103,981	$127,103,981
Senior Secured Second Lien Debt Investments	—	—	126,593,792	126,593,792
Equity, Warrants and Other Investments	—	—	1,209,398	1,209,398

Total Investments	—	—	254,907,171	254,907,171
Derivatives
Embedded derivative Notes Payable	—	—	5,830,501	5,830,501

Total Derivatives	—	—	5,830,501	5,830,501

Total Assets	$—	$—	$260,737,672	$260,737,672

Liabilities
Derivatives
Total Return Swaps	$—	$—	$(5,830,501)	$(5,830,501)

Total Derivatives	—	—	(5,830,501)	(5,830,501)

Total Liabilities	$—	$—	$(5,830,501)	$(5,830,501)

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the twelve months ended June 30, 2018:

	Senior Secured First Lien Debt Investments	Senior Secured Second Lien Debt Investments	Unsecured Debt Investments	Equity, Warrants and Other Investments	Total Investments
Balance as of June 30, 2017	$127,103,981	$126,593,792	$—	$1,209,398	$254,907,171
Purchases (including PIK interest)	146,198,516	28,125,780	—	856,333	175,180,629
Sales	(109,135,505)	(19,044,748)	—	(8,865,339)	(137,045,592)
Amortization	2,819,035	1,080,923	—	—	3,899,958
Net realized gains (losses)	(1,993,120)	(7,494,333)	—	(368,000)	(9,855,453)
Transfers in	—	—	—	7,518,750	7,518,750
Transfers out	—	(7,518,750)	—	—	(7,518,750)
Net change in unrealized (depreciation) appreciation	143,409	5,458,290	731,742	171,859	6,505,300

Balance as of June 30, 2018	$165,136,316	$127,200,954	$731,742	$523,001	$293,592,013

Change in unrealized gains (losses) relating to assets and liabilities still held as of June 30, 2018	$499,934	$(6,577,103)	$—	$—	$(6,077,169)

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

	Total Return Swaps	Embedded derivatives – Notes Payable	Total Derivatives
Balance as of June 30, 2017	$(5,830,501)	$5,830,501	$—
Net change in unrealized (depreciation) appreciation	5,600,583	(5,600,583)	—

Balance as of June 30, 2018	$(229,918)	$229,918	$—

Change in unrealized gains (losses) relating to assets and liabilities still held as of June 30, 2018	$5,600,583	$(5,600,583)	$—

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the twelve months ended June 30, 2017:

	Senior Secured First Lien Debt Investments	Senior Secured Second Lien Debt Investments	Equity, Warrants and Other Investments	Total Investments
Balance as of June 30, 2016	$157,088,252	$114,871,040	$154,872	$272,114,164
Purchases (including PIK interest)	85,369,205	49,289,514	—	134,658,719
Sales	(120,462,364)	(42,029,096)	(155,023)	(162,646,483)
Amortization	2,181,436	718,454	—	2,899,890
Net realized gains (losses)	(7,726,105)	(2,832,172)	(1,251,058)	(11,809,335)
Transfers in	—	—	1,221,256	—
Transfers out	(1,221,256)	—	—	—
Net change in unrealized (depreciation) appreciation	11,874,812	6,576,053	1,239,351	19,690,216

Balance as of June 30, 2017	$127,103,981	$126,593,792	$1,209,398	$254,907,171

Change in unrealized gains (losses) relating to assets and liabilities still held as of June 30, 2017	$4,757,548	$2,669,423	$(11,858)	$7,415,113

	Total Return Swaps	Embedded derivatives – Notes Payable	Total Derivatives
Balance as of June 30, 2016	$(9,071,659)	$9,071,659	$—
Net change in unrealized (depreciation) appreciation	3,241,158	(3,241,158)	—

Balance as of June 30, 2017	$(5,830,501)	$5,830,501	$—

Change in unrealized gains (losses) relating to assets and liabilities still held as of June 30, 2017	$3,241,158	$(3,241,158)	$—

Transfers into Level 3 during or at the end of the reporting period are reported under Level 1 or Level 2 as of the beginning of the period. Transfers out of Level 3 during or at the end of the reporting period are reported under Level 3 as of the beginning of the period. Changes in unrealized gains (losses) relating to Level 3 instruments are included in net change in unrealized (depreciation) appreciation on investments and derivatives on the Consolidated Statements of Operations.

During the twelve months ended June 30, 2018 and June 30, 2017, the Company did not transfer any investments among Levels 1 and 2 and 3.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

The following tables present the ranges of significant unobservable inputs used to value the Company’s Level 3 investments as of June 30, 2018 and June 30, 2017. These ranges represent the significant unobservable inputs that were used in the valuation of each type of investment. These inputs are not representative of the inputs that could have been used in the valuation of any one investment. For example, the highest market yield presented in the table for senior secured notes is appropriate for valuing a specific investment but may not be appropriate for valuing any other investment. Accordingly, the ranges of inputs presented below do not represent uncertainty in, or possible ranges of, fair value measurements of the Company’s Level 3 investments.

	Fair Value as of June 30, 2018	Valuation Methodology	Unobservable Input(s)	Weighted Average	Range
Senior Secured First Lien Debt Investments	$40,599,649	Yield Analysis	Market Yields	10.3%	6.7% – 16.4%
Unitranche First Lien Debt Investments	12,286,453	Discounted Cash Flow	Discount Rate	17.2%	15.7% – 18.7%
Senior Secured First Lien Debt Investments	65,321,315	Discounted Cash Flow	Discount Rate	8.2%	5.7% – 11.7%
Senior Secured First Lien Debt Investments	12,935,744	Broker Quoted	Market Comparable	98.0%	97.0% – 99.0%
Senior Secured First Lien Debt Investments	37,859,599	Recent Purchase	Recent Purchase	N/A	N/A
Senior Secured Second Lien Debt Investments	53,340,953	Yield Analysis	Market Yields	18.8%	10.7% – 43.5%
Senior Secured Second Lien Debt Investments	69,993,557	Discounted Cash Flow	Discount Rate	11.6%	7.6% – 16.2%
Equity, Warrants and Other Investments	1,254,743	EV Multiple	EBITDA Multiple	0.0x	0.0x – 0.0x
Total Return Swaps	(229,918)	Intrinsic Value	Intrinsic Value	N/A	N/A
Embedded derivatives – Note Payable	229,918	Intrinsic Value	Intrinsic Value	N/A	N/A

	Fair Value as of June 30, 2017	Valuation Methodology	Unobservable Input(s)	Weighted Average	Range
Senior Secured First Lien Debt Investments	$83,516,160	Yield Analysis	Market Yields	9.7%	5.2% – 17.8%
Senior Secured First Lien Debt Investments	43,587,821	Recent Purchase	Recent Purchase	N/A	N/A
Senior Secured Second Lien Debt Investments	108,536,737	Yield Analysis	Market Yields	14.6%	7.4% – 33.8%
Senior Secured Second Lien Debt Investments	18,057,055	Recent Purchase	Recent Purchase	N/A	N/A
Equity, Warrants and Other Investments	1,209,398	EV Multiple	Revenue	2.0x	2.0x
Total Return Swaps	(5,830,501)	Intrinsic Value	Intrinsic Value	N/A	N/A
Embedded derivatives – Note
Payable	5,830,501	Intrinsic Value	Intrinsic Value	N/A	N/A

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 4. Investments – (continued)

Fair value measurements categorized within Level 3 are sensitive to changes in the assumptions or methodology used to determine fair value and such changes could result in a significant increase or decrease in the fair value. Significant increases in illiquidity discounts, PIK discounts and market yields would result in significantly lower fair value measurements.

Note 5. Notes Payable

On May 23, 2013, as amended on June 6, 2013, December 4, 2013, September 26, 2014, July 20, 2015, August 14, 2015, February 28, 2017 and November 20, 2017, the Company, through SPV, entered into a $102.0 million financing transaction (the “Term Financing”) due December 5, 2020 with UBS. The Term Financing is collateralized by the portion of the Company’s assets held by SPV (the “SPV Assets”) and pledged as collateral as noted in the Consolidated Schedule of Investments. Borrowings under the Term Financing bear interest (i) at a rate per annum equal to one-month London Interbank Offered Rate (“LIBOR”) plus 2.75% through December 4, 2018, and (ii) at a rate per annum equal to one-month LIBOR plus 2.55% from December 5, 2018 through December 5, 2020 (the “Term Financing Rate”). The Company also incurs an annual fee of approximately 1% of the outstanding borrowings under the Term Financing. As of June 30, 2018 and June 30, 2017, there were $102.0 million and $102.0 million borrowings outstanding under the Term Financing, respectively.

On December 4, 2013, as amended on September 26, 2014 and July 17, 2015, the Company, through SPV, entered into a $50.0 million revolving financing (the “2013 UBS Revolving Financing”), which expired in accordance with its terms on December 5, 2016. From December 4, 2013 through September 24, 2014, the 2013 UBS Revolving Financing bore interest at a fixed rate of 2.10% per annum on drawn amounts and 0.50% per annum on any undrawn portion. From September 26, 2014 through December 5, 2016, the 2013 UBS Revolving Financing bore interest at a fixed rate of 2.00% on drawn amounts and 0.50% per annum on any undrawn portion. As of June 30, 2018 and June 30, 2017, there were no borrowings outstanding under the 2013 UBS Revolving Financing.

The initial financing transaction with UBS was executed in four steps:

First, the Company organized SPV, a consolidated wholly owned bankruptcy remote special purpose vehicle in the Cayman Islands to purchase the SPV Assets through (i) the issuance and sale of notes secured by the SPV Assets (the “Term Notes”) to UBS and the Company and (ii) the transfer of cash to the Company. UBS purchased Term Notes with a face value of $76.5 million, which represent 51% of the Term Notes issued and outstanding, for $76.5 million in cash. The Company purchased Term Notes with a face value of $73.5 million (which are eliminated in consolidation), which represent 49% of the Term Notes issued and outstanding. Under the terms of the indenture under which the Term Notes were issued (the “Indenture”), the holders of the Term Notes are entitled to (i) periodic interest payments equal to their pro rata portion of the interest collected on the assets held by SPV and (ii) their pro-rata portion of the net appreciation (depreciation) on the SPV Assets at maturity (the “Total Return of the Term Notes”). This represents the embedded derivative in the Term Notes payable from SPV to UBS. On September 26, 2014, the Company increased the size of the Term Facility to $102.0 million. In connection with the upsize, UBS purchased additional Term Notes with a face value of $25.5 million for $25.5 million in cash. The Company also purchased additional Term Notes with a face value of $24.5 million.

Second, the Company and UBS entered into a TRS transaction whereby the Company would receive the Total Return of the Term Notes purchased by UBS and pay the Financing Rate.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 5. Notes Payable – (continued)

Third, SPV issued and sold an additional $50.0 million notes (the “2013 Revolving Notes”) secured by the SPV Assets to UBS. Cash was only exchanged when the 2013 Revolving Notes were drawn. Under the terms of the Indenture under which the 2013 Revolving Notes were issued (the “2013 Revolver Indenture”), the holders of the 2013 Revolving Notes were entitled to (i) periodic interest payments equal to their pro rata portion of the interest collected on the SPV Assets and (ii) their pro-rata portion of the net appreciation (depreciation) on the SPV Assets at maturity (the “Total Return of the 2013 Revolving Notes”).

Fourth, the Company and UBS entered into another TRS transaction whereby the Company would receive the Total Return of the Revolving Notes purchased by UBS and pay the revolver financing rate. On December 5, 2016, the 2013 Revolving Notes matured and the corresponding TRS transaction associated with the 2013 Revolving Notes unwound in unison. On November 20, 2017, the Company and UBS entered into another TRS transaction whereby the Company will receive the total return of the $50 million notes (the “2017 Revolving Notes) purchased by UBS and pay the Revolver Financing Rate (defined below).

On November 20, 2017, the Company entered into a $50 million revolving financing facility (the “2017 UBS Revolving Financing”) with UBS. Borrowings under the 2017 UBS Revolving Financing generally bear interest at a rate per annum equal to one-month LIBOR plus 3.55% (the “Revolver Financing Rate”). The Company pays a fee on any undrawn amounts of 2.50% per annum; provided that if 50% or less of the 2017 UBS Revolving Financing is drawn, the fee will be 2.75% per annum. Any amounts borrowed under the 2017 UBS Revolving Financing will mature, and all accrued and unpaid interest will be due and payable, on December 5, 2019. As of June 30, 2018 and June 30, 2017, there were $17.8 million and $0 in borrowings outstanding under the 2017 UBS Revolving Financing, respectively.

As of December 31, 2017, SPV issued and sold an additional $50.0 million notes (the “2017 Revolving Notes”) secured by the SPV Assets to UBS. Cash is only exchanged when the 2017 Revolving Notes are drawn. Under the terms of the Indenture under which the 2017 Revolving Notes were issued (the “2017 Revolver Indenture”), the holders of the 2017 Revolving Notes are entitled to (i) periodic interest payments equal to their pro rata portion of the interest collected on the SPV Assets and (ii) their pro-rata portion of the net appreciation (depreciation) on the SPV Assets at maturity (the “Total Return of the 2017 Revolving Notes”).

The fair value of the Company’s Notes Payable is estimated based on the rate at which similar facilities would be priced. At June 30, 2018 and June 30, 2017, the fair value of the Notes Payable was estimated at $119.8 million and $102.0 million, respectively, which the Company concluded was a Level 3 fair value.

On November 9, 2016, the Company entered into the $50.0 million Senior Secured Revolving Credit Facility (the “Citi Revolving Financing”) with Citibank, N.A. (“Citibank”), which was secured by collateral consisting primarily of commercial loans and corporate bonds. There were no upfront costs paid in the establishment of the Citi Revolving Financing.

Borrowings under the Citi Revolving Financing generally bore interest at a rate per annum equal to LIBOR plus 4.85%. The default interest rate was equal to the interest rate then in effect plus 2.00%. The Citi Revolving Financing required the payment of an unused fee of 2.85% annually for any undrawn amounts below 75% of the Citi Revolving Financing, and 0.75% annually for any undrawn amounts above 75% of the Citi Revolving Financing. Borrowings under the Citi Revolving Financing were based on a borrowing base. The Citi Revolving Financing generally required payment of interest on a quarterly basis and all outstanding principal was due upon

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 5. Notes Payable – (continued)

maturity. The Citi Revolving Financing also required mandatory prepayment of interest and principal upon certain events. As of June 30, 2018 and June 30, 2017, there were no borrowings outstanding under the Citi Revolving Financing.

The Company has repaid in full all indebtedness, liabilities and other obligations under, and terminated, its Citi Revolving Financing on December 8, 2017. In accordance with the termination of the Citi Revolving Financing, all liens on collateral securing the Citi Revolving Financing were released.

Cash, restricted (as shown on the Consolidated Statements of Assets and Liabilities) is held by the trustee of the Term Financing and the 2017 UBS Revolving Financing, and the Citi Revolving Financing up until its expiration, and is restricted to purchases of investments by SPV and LLC that must meet certain eligibility criteria identified by the Indenture. As of June 30, 2018, SPV and LLC had aggregate assets of $234.5 million, which included $232.8 million of the Company’s portfolio investments at fair value, $0.7 million of accrued interest receivable and $1.0 million in cash held by the trustees of the Term Financing and the 2017 UBS Revolving Financing (together, the “UBS Financing Facility”, and with the Citi Revolving Financing, the “Financing Facilities”). As of June 30, 2017, SPV and LLC had assets of $203.4 million, which included $180.1 million of the Company’s portfolio investments at fair value, $1.0 million of accrued interest receivable and $22.3 million in cash held by the trustee of the UBS Financing Facility. For the twelve months ended June 30, 2018, the weighted average outstanding debt balance and the weighted average stated interest rate under the Financing Facilities was $120.9 million and 4.46%, respectively. For the twelve months ended June 30, 2017, the weighted average outstanding debt balance and the weighted average stated interest rate under the Financing Facilities was $115.8 million and 4.10%, respectively.

Note 6. Indemnification, Guarantees, Commitments and Contingencies

In the normal course of business, the Company enters into contracts that provide a variety of representations and warranties and general indemnifications. Such contracts include those with certain service providers, brokers and trading counterparties. Any exposure to the Company under these arrangements is unknown as it would involve future claims that may be made against the Company; however, based on the Company’s experience, the risk of loss is remote and no such claims are expected to occur. As such, the Company has not accrued any liability in connection with such indemnifications.

The Company’s Board of Directors declared the following quarterly distributions:

Declared	Ex-Date	Record Date	Pay Date	Amount	Fiscal Quarter
August 24, 2017	September 7, 2017	September 8, 2017	October 5, 2017	$0.2500	1st 2018
November 7, 2017	December 14, 2017	December 15, 2017	January 4, 2018	$0.2500	2nd 2018
February 6, 2018	March 15, 2018	March 16, 2018	April 5, 2018	$0.2500	3rd 2018
May 2, 2018	June 14, 2018	June 15, 2018	July 5, 2018	$0.2500	4th 2018

Loans purchased by the Company may include revolving credit agreements or other financing commitments obligating the Company to advance additional amounts on demand. The Company generally sets aside sufficient liquid assets to cover its unfunded commitments, if any.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 6. Indemnification, Guarantees, Commitments and Contingencies – (continued)

The following table details the Company’s unfunded commitments as of June 30, 2018:

Investments	Unfunded Commitment	Fair Value	Annual Non-use Fee	Expiration Date
1888 Industrial Services, LLC	$693,069	$—	0.50	9/30/21
PR Wireless, Inc.	1,846,478	—	0.35	6/27/19
U.S. Well Services, LLC	215,004	—	—	1/31/22

Total Unfunded Commitments	$2,754,551	$—

The following table details the Company’s unfunded commitments as of June 30, 2017:

Investments	Unfunded Commitment	Fair Value	Annual Non-use Fee	Expiration Date
AAR Intermediate Holdings, LLC	$792,079	$—	0.50	9/30/21
U.S. Well Services, LLC	413,342	—	0.00	1/31/22

Total Unfunded Commitments	$1,205,421	$—

Note 7. Agreements and Related Party Transactions

Investment Advisory Agreement

Pursuant to the Advisory Agreement, the Company has agreed to pay to the Adviser a base management fee of 1.75% of gross assets, as adjusted, including assets purchased with borrowed funds or other forms of leverage and excluding cash and cash equivalents and “fair value of derivatives associated with the Company’s financing”, and an incentive fee consisting of two parts.

The first part of the incentive fee, which is calculated and payable quarterly in arrears, equals 20.0% of the “pre-incentive fee net investment income” (as defined in the agreement) for the immediately preceding quarter, subject to a hurdle rate of 2.0% per quarter (8.0% annualized), and is subject to a “catch-up” feature. The incentive fee is subject to a total return requirement, which provides that no incentive fee in respect of the Company’s pre-incentive fee net investment income will be payable except to the extent 20.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding quarters exceeds the cumulative incentive fees accrued and/or paid for the 11 preceding quarters. The net pre-incentive fee investment income used to calculate this part of the incentive fee is also included in the amount of the Company’s gross assets used to calculate the 1.75% base management fee.

The second part of the incentive fee is calculated and payable in arrears as of the end of each calendar year and equals 20.0% of the aggregate cumulative realized capital gains from inception through the end of each calendar year, computed net of aggregate cumulative realized capital losses and aggregate cumulative unrealized capital depreciation through the end of such year, less the aggregate amount of any previously paid capital gain incentive fees.

The Adviser agreed to permanently waive: (i) all or portions of base management fees through December 31, 2014, to the extent required to support an annualized dividend yield of 9.0% per annum based on the price per share of the Company’s common stock in the Offering of $15.00, and (ii) all or portions of the incentive fee for the years ended December 31, 2014, 2015 and 2016, to the extent required to support an annualized dividend

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 7. Agreements and Related Party Transactions – (continued)

yield of 9.0%, 9.25% and 9.375% per annum, respectively, based on the price per share of the Company’s common stock in of the Offering of $15.00. Fees permanently waived by the Adviser are not subject to future repayment or recoupment by the Company.

For the twelve months ended June 30, 2018, $4,871,706 in base management fees were earned by the Adviser, of which $1,319,853 was payable at June 30, 2018. For the twelve months ended June 30, 2017, $4,652,064 in base management fees were earned by the Adviser, of which $1,132,391 was payable at June 30, 2017. For the twelve months ended June 30, 2016, $5,511,532 in base management fees were earned by the Adviser, of which $1,257,768 was payable at June 30, 2016.

For the twelve months ended June 30, 2018, the Company incurred $3,932,710 of incentive fees related to pre-incentive fee net investment income of which $574,492 was voluntarily waived by the Adviser. As of June 30, 2018, $2,294,678 of such incentive fees are currently payable to the Adviser and $772,234 of pre-incentive fees incurred by the Company were generated from deferred interest (i.e. PIK and certain discount accretion) and are not payable until such amounts are received in cash. For the twelve months ended June 30, 2017, the Company incurred $1,289,927 of incentive fees related to pre-incentive fee net investment income of which $249,071 was voluntarily waived by the Adviser. As of June 30, 2017, $43,010 of such incentive fees are currently payable to the Adviser and $231,063 of pre-incentive fees incurred by the Company were generated from deferred interest (i.e. PIK and certain discount accretion) and are not payable until such amounts are received in cash. For the twelve months ended June 30, 2016, the Company incurred $1,229,031 of incentive fees related to pre-incentive fee net investment income of which $0 was waived. As of June 30, 2016, $275,540 of such incentive fees were currently payable to the Adviser and $268,472 of pre-incentive fees incurred by the Company were generated from deferred interest (i.e. PIK and certain discount accretion) and are not payable until such amounts are received in cash. Any voluntary waivers of the incentive fee in no way implies that the Adviser will agree to waive any incentive fee in any future period.

The capital gains incentive fee consists of fees related to both realized gains and unrealized gains. As of June 30, 2018, June 30, 2017 and June 30, 2016, there were no capital gains incentive fee earned or payable to the Adviser under the Advisory Agreement.

With respect to the incentive fee expense accrual relating to the capital gains incentive fee, U.S. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized appreciation were realized, even though such unrealized appreciation is not permitted to be considered in calculating the fee actually payable under the Advisory Agreement.

The Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Advisory Agreement, the Adviser and its officers, managers, partners, agents, employees, controlling persons and members, and any other person or entity affiliated with it, are entitled to indemnification from the Company for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Advisory Agreement or otherwise as the Adviser.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 7. Agreements and Related Party Transactions – (continued)

Administration Agreement

The Company entered into an administration agreement with the Adviser (the “Administration Agreement”) pursuant to which the Adviser furnishes the Company with office facilities and equipment and will provide the Company with the clerical, bookkeeping, recordkeeping and other administrative services necessary to conduct day-to-day operations. Under the Administration Agreement, the Adviser performs, or oversees the performance of the Company’s required administrative services, which includes, among other things, being responsible for the financial records which it is required to maintain and preparing reports to its stockholders and reports filed with the SEC. In addition, the Adviser assists the Company in determining and publishing its net asset value, oversees the preparation and filing of its tax returns and the printing and dissemination of reports and other materials to its stockholders, and generally oversees the payment of its expenses and the performance of administrative and professional services rendered to it by others. Under the Administration Agreement, the Adviser also provides managerial assistance on the Company’s behalf to those portfolio companies that have accepted its offer to provide such assistance. The Adviser has also retained the services of accounting and back office professionals on an as needed basis through a services agreement with the Cyrus Capital Partners, L.P. to assist the Adviser in fulfilling certain of its obligations to the Company under the Administration Agreement. The Company incurred costs of $1,198,397 under the Administration Agreement for the twelve months ended June 30, 2018. The Company incurred costs of $987,286 under the Administration Agreement for the twelve months ended June 30, 2017. The Company incurred costs of $785,846 under the Administration Agreement for the twelve months ended June 30, 2016.

As of June 30, 2018 and June 30, 2017, the Company recorded $0 and $85,000, respectively, in accrued expenses and other liabilities on its Consolidated Statements of Assets and Liabilities for reimbursement of expenses owed to the Adviser under the Administration Agreement.

License Agreement

The Company has entered into a license agreement with the Adviser under which the Adviser has agreed to grant the Company a non-exclusive, royalty-free license to use the name “CM Finance.” Under this agreement, the Company has a right to use the “CM Finance” name for so long as the Adviser or one of its affiliates remains the Adviser. Other than with respect to this limited license, the Company has no legal right to the “CM Finance” name.

Stifel Arrangement

In December 2013, the Company entered into an arrangement pursuant to which Stifel made a capital contribution to the Company on February 5, 2014 and the Company granted Stifel certain rights, such as a right to nominate for election a member of the Company’s board of directors. Stifel has not exercised its right to nominate for election a member of the Company’s board of directors. Stifel does not have any rights to exercise a controlling influence over the Company’s day-to-day operations or the investment management function of the Adviser.

Four of the investment professionals employed by the Adviser as part of its investment team are also employees of Stifel, Nicolaus & Company, Incorporated or its affiliates and are members of the Adviser’s investment committee designated by Stifel. Although these four investment professionals dedicate substantially all of their time to the business and activities of the Adviser, they are dual employees of both Stifel, Nicolaus & Company,

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 7. Agreements and Related Party Transactions – (continued)

Incorporated or its affiliates and the Adviser, and a member of the Adviser’s investment committee is an employee of Stifel, Nicolaus & Company, Incorporated or its affiliates and as a result, may continue to engage in investment advisory activities for Stifel, Nicolaus & Company, Incorporated or its affiliates. As of June 30, 2018, Stifel owned approximately 16.0% of the Company’s outstanding common stock, and also holds a 20.0% interest in the Adviser.

Note 8. Directors Fees

Each of the Company’s four independent directors receives (i) an annual fee of $75,000, and (ii) $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending in person or telephonically each regular board of directors meeting and each special telephonic meeting. The Company’s independent directors also receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with each committee meeting attended in person and each telephonic committee meeting. The chairman of the audit committee receives an annual fee of $7,500. The chairperson of the valuation committee, the nominating and corporate governance committee and the compensation committee receives an annual fee of $2,500, $2,500 and $2,500, respectively. The Company has obtained directors’ and officers’ liability insurance on behalf of the Company’s directors and officers. Independent directors have the option of having their directors’ fees paid in shares of the Company’s common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. For the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016, the Company recorded directors’ fees of $402,240, $501,233 and $425,922, respectively. As of June 30, 2018 and June 30, 2017, the Company recorded directors’ fees payable of $99,296 and $100,000, respectively.

Note 9. Net Change in Net Assets Resulting from Operations Per Share

Basic earnings per share is computed by dividing earnings available to common stockholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following table sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations:

Basic and Diluted Net Increase (Decrease) in Net Assets Per Share
	Twelve Months Ended June 30, 2018	Twelve Months Ended June 30, 2017	Twelve Months Ended June 30, 2016
Net increase (decrease) in net assets resulting from operations	$15,625,480	$23,579,465	$(9,344,770)
Weighted average shares of common stock outstanding	13,689,823	13,686,288	13,674,197
Basic/diluted net increase (decrease) in net assets from operations per share	$1.14	$1.72	$(0.68)

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 10. Distributions

The following table reflects the cash distributions per share that the Company declared and/or paid to its stockholders since the Offering in February 2014. Stockholders of record as of each respective record date were entitled to receive the distribution:

Declaration Date	Record Date	Payment Date	Amount Per Share
March 14, 2014	March 24, 2014	March 31, 2014	$0.1812
May 14, 2014	June 16, 2014	July 1, 2014	$0.3375
September 4, 2014	September 18, 2014	October 1, 2014	$0.3375
November 6, 2014	December 18, 2014	January 5, 2015	$0.3375
January 28, 2015	March 18, 2015	April 2, 2015	$0.3469
May 6, 2015	June 8, 2015	July 5, 2015	$0.3469
June 10, 2015*	September 1, 2015	September 15, 2015	$0.4300
June 10, 2015	September 18, 2015	October 2, 2015	$0.3469
November 3, 2015	December 18, 2015	January 5, 2016	$0.3469
February 2, 2016	March 18, 2016	April 7, 2016	$0.3516
April 28, 2016	June 17, 2016	July 7, 2016	$0.3516
August 25, 2016	September 16, 2016	October 6, 2016	$0.3516
November 3, 2016	December 16, 2016	January 5, 2017	$0.3516
November 3, 2016	March 17, 2017	April 6, 2017	$0.2500
May 2, 2017	June 16, 2017	July 6, 2017	$0.2500
August 24, 2017	September 8, 2017	October 5, 2017	$0.2500
November 7, 2017	March 16, 2018	April 5, 2018	$0.2500
May 2, 2018	June 15, 2018	July 5, 2018	$0.2500
August 23, 2018	September 18, 2018	October 5, 2018	$0.2500

*	Special distribution

The following table reflects for U.S. federal income tax purposes the sources of the cash dividend distributions that the Company has paid on its common stock during the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016:

	Twelve months ended June 30,
	2018		2017		2016
	Distribution Amount	Percentage	Distribution Amount	Percentage	Distribution Amount	Percentage
Ordinary income and short-term capital gains	$13,685,762	100%	$16,467,071	100%	$24,703,847	99%
Long-term capital gains	—	—	—	—	277,173	1

Total	$13,685,762	100%	$16,467,071	100%	$24,981,020	100%

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 11. Share Repurchase Program

As described in Note 2, the Company has a share repurchase program under which the Company may repurchase up to $5.0 million shares of its common stock of up to $5.0 million until the earlier of (i) May 1, 2019 or (ii) the repurchase of $5.0 million in aggregate amount of its common stock. During the period ended June 30, 2018, the Company repurchased 42,627 shares of common stock on the open market for $390,178. The Company’s NAV per share increased by approximately $0.01 for the period ended June 30, 2018 as a result of the share repurchases. The following table summarizes the Company’s share repurchases under the share repurchase program for the periods ended June 30, 2018 and June 30, 2017:

	For the Period Ended June 30,
	2018	2017
Number of shares repurchased	42,627	—
Cost of shares repurchased, including commissions	$390,178	—
Weighted average price per share	$9.10	—
Net asset value per share at prior quarter end	$12.55	—
Weighted average discount to prior quarter net asset value	27.5%	—

Note 12. Share Transactions

The following table summarizes the total shares issued and repurchased for the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016:

	Twelve months ended June 30,
	2018		2017		2016
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at beginning of year	13,689,221	$200,568,530	13,679,686	$200,482,695	13,667,267	$200,357,871
Retirement of repurchased shares	(42,627)	(390,178)	—	—	—	—
Reinvestments of stockholder distributions	2,910	25,011	9,535	85,835	12.419	124,824

Balance at end of year	13,649,504	$200,203,363	13,689,221	$200,568,530	13,679,686	$200,482,695

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 13. Financial Highlights

The following represents the per share data and the ratios to average net assets for CM Finance Inc:

	For the twelve months ended June 30, 2018	For the twelve months ended June 30, 2017	For the twelve months ended June 30, 2016	For the twelve months ended June 30, 2015	For the period from February 6, 2014 through June 30, 2014
Per Share Data:(1)
Net asset value, beginning of period	$12.41	$11.90	$14.41	$14.65	$14.75	*
Net investment income	1.39	1.15	1.45	1.48	0.47
Net realized and unrealized gains (losses)	(0.24)	0.56	(2.13)	(0.35)	0.04

Net increase (decrease) in net assets resulting from operations	1.15	1.71	(0.68)	1.13	0.51

Capital transactions(2)
Share repurchases	0.01	—	—	—	—
Dividends from net investment income	(1.00)	(1.20)	(1.51)	(1.37)	(0.52)
Distributions from net realized gains	—	—	(0.32)	—	—

Net decrease in net assets resulting from capital transactions	(0.99)	(1.20)	(1.83)	(1.37)	(0.52)
Offering costs	—	—	—	—	(0.09)

Net asset value, end of period	$12.57	$12.41	$11.90	$14.41	$14.65

Market value per share, end of period	$8.90	$10.00	$8.88	$13.61	$14.56
Total return based on market value(3)	0.01%	27.93%	(21.26)%	4.23%	0.65	%(4)
Shares outstanding at end of period	13,649,504	13,689,221	13,679,686	13,667,267	13,666,666

Ratio/Supplemental Data:
Net assets, at end of year	$171,522,666	$169,948,112	$162,749,883	$196,950,849	$200,216,821
Ratio of total expenses to average net assets	13.06%	9.38%	8.97%	8.95%	5.46	%(5)
Ratio of net expenses to average net assets	12.76%	9.23%	8.97%	8.36%	4.02	%(5)
Ratio of interest expense and fees and amortization of deferred debt issuance costs to average net assets	4.10%	3.42%	3.13%	2.37%	1.27	%(5)
Ratio of net investment income before fee waiver to average net assets	11.40%	9.31%	11.33%	9.54%	6.58	%(5)
Ratio of net investment income after fee waiver to average net assets	11.10%	9.46%	11.33%	10.13%	8.03	%(5)
Total Notes Payable	119,823,000	102,000,000	132,478,329	150,847,459	85,591,314
Asset Coverage Ratio(6)	2.43	2.67	2.23	2.31	3.34
Portfolio Turnover Rate	52%	52%	21%	46%	67	%(7)

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 13. Financial Highlights – (continued)

*	Net asset value at beginning of period reflects the deduction of the sales load of $0.25 per share paid by the stockholder from the $15.00 offering price.
(1)	The per share data was derived by using the shares outstanding during the period.
(2)	The per share data for dividends and distributions declared reflects the actual amount of the dividends and distributions declared per share during the period.
(3)

Total returns are historical and are calculated by determining the percentage change in the market value with all dividends distributions, if any, reinvested. Dividends and distributions are assumed to be reinvested at prices obtained under the company’s dividend reinvestment plan.

(4)	Not annualized.
(5)	Annualized.
(6)

Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

(7)	For the period from February 6, 2014 through June 30, 2014.

The following represents supplemental ratios and data for CM Finance LLC:

	Period from July 1, 2013 to February 5, 2014	Twelve months ended June 30, 2013	Period from March 7, 2012 to June 30, 2012
Total return	7.86%	16.16%	2.58%
Ratio of net investment income to average members’ capital	8.40%	11.11%	2.06%
Ratio of operating expenses to average members’ capital	(2.37)%	(1.12)%	(1.34)%
Ratio of credit facility related expenses to average members’ capital	(1.54)%	(0.29)%	0.00%
Ratio of total expenses to average members’ capital	(2.53)%	(1.14)%	(1.34)%
Portfolio turnover rate	41.76%	68.37%	69.68%
Supplemental Data:
Members’ capital at end of period	$90,000,000	$87,250,637	$18,141,667
Average members’ capital	$105,716,373	$55,294,030	$14,790,409

Total return is calculated based on a time-weighted rate of return methodology for the members, and is not annualized. Total return is reflected after all investment-related and operating expenses. An individual member’s return may vary from these returns based on the timing of capital transactions. The ratios to average members’ capital are calculated based on the monthly average members’ capital during the period.

The ratios to average members’ capital are calculated based on the monthly average members’ capital during the period. Credit facility related expenses include interest expense and amortization of deferred debt issuance costs.

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 14. Other Fee Income

The other fee income consists of structuring fee income, amendment fee income and royalty income. The following tables summarize the Company’s other fee income for the twelve months ended June 30, 2018, June 30, 2017 and June 30, 2016:

	Twelve Months Ended June 30, 2018	Twelve Months Ended June 30, 2017	Twelve Months Ended June 30, 2016
Loan Amendment/Consent Fee	$152,308	$1,112,250	$936,211

Other Fee Income	$152,308	$1,112,250	$936,211

Note 15. Tax Information

As of June 30, 2018, the Company’s aggregate investment unrealized appreciation and depreciation based on cost for U.S. federal income tax purposes were as follows:

Tax cost	$302,647,282

Gross unrealized appreciation	6,015,163
Gross unrealized depreciation	(15,070,432)

Net unrealized investment depreciation	$(9,055,269)

As of June 30, 2017, the Company’s aggregate investment unrealized appreciation and depreciation based on cost for U.S. federal income tax purposes were as follows:

Tax cost	$271,969,759

Gross unrealized appreciation	3,709,069
Gross unrealized depreciation	(20,771,657)

Net unrealized investment depreciation	$(17,062,588)

Note 16. Selected Quarterly Financial Data (unaudited)

	For the Quarter Ended June 30, 2018	For the Quarter Ended March 31, 2018	For the Quarter Ended December 31, 2017	For the Quarter Ended September 30, 2017
Total Investment Income	$16,942,191	$8,671,377	$8,449,774	$6,728,410
Total Investment Income per Common Share	1.24	0.63	0.62	0.49
Net Investment Income	8,539,905	3,733,424	3,687,129	3,016,176
Net Investment Income per Common Share	0.62	0.27	0.27	0.22
Net Realized and Unrealized Gain	(4,999,323)	357,611	1,172,018	119,541
Net Realized and Unrealized Gain per Common Share	(0.37)	0.03	0.10	0.01
Net Increase in Net Assets Resulting from Operations	4,196,512	4,091,035	4,859,147	3,135,717
Basic and Diluted Earnings per Common Share	0.26	0.30	0.35	0.23
Net Asset Value per Common Share at End of Quarter	12.57	12.55	12.50	12.39

CM Finance Inc and subsidiaries

Notes to Consolidated Financial Statements

June 30, 2018

Note 16. Selected Quarterly Financial Data (unaudited) – (continued)

	For the Quarter Ended June 30, 2017	For the Quarter Ended March 31, 2017	For the Quarter Ended December 31, 2016	For the Quarter Ended September 30, 2016
Total Investment Income	$7,194,039	$7,081,218	$9,152,091	$7,584,849
Total Investment Income per Common Share	0.53	0.52	0.67	0.55
Net Investment Income	3,433,658	3,422,111	4,872,012	3,970,803
Net Investment Income per Common Share	0.25	0.25	0.36	0.29
Net Realized and Unrealized Gain	1,298,730	2,565,911	3,682,086	334,154
Net Realized and Unrealized Gain per Common Share	0.09	0.19	0.27	0.02
Net Increase in Net Assets Resulting from Operations	4,732,388	5,988,022	8,554,098	4,304,957
Basic and Diluted Earnings per Common Share	0.35	0.44	0.62	0.31
Net Asset Value per Common Share at End of Quarter	12.41	12.32	12.13	11.86

Note 17. Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through the date the consolidated financial statements were issued.

Subsequent to the twelve months ended June 30, 2018 through August 31, 2018, the Company invested $34.1 million in five new portfolio companies and received repayment or sales proceeds of $13.3 million.

On August 23, 2018, our board of directors declared a distribution for the quarter ended September 30, 2018 of $0.25 per share payable on October 5, 2018 to stockholders of record as of September 18, 2018.

$500,000,000

CM Finance Inc

Common Stock

Preferred Stock

Debt Securities

Warrants

Subscription Rights

PROSPECTUS

                    , 2019

CM FINANCE INC

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1)	Financial statements

The following financial statements of CM Finance Inc (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

(2)	Exhibits

(a)(1)	Articles of Amendment and Restatement(1)

(b)(1)	Bylaws(1)

(c)	Irrevocable Proxy of the Cyrus Funds(2)

(d)(1)	Form of Stock Certificate(1)

(d)(2)	Base Indenture, dated as of July 2, 2018, by and between the Registrant and U.S. Bank National Association*

(d)(3)	Statement of Eligibility of Trustee on Form T-1(11)

(d)(4)	First Supplemental Indenture, dated as of July 2, 2018, by and between the Registrant and U.S. Bank National Association relating to the 6.125% Notes Due 2023(12)

(d)(5)	Form of 6.125% Notes Due 2023 (Filed as Exhibit A to Form of First Supplemental Indenture referred to in Exhibit (d)(4))(12)

(e)	Form of Dividend Reinvestment Plan(2)

(f)	Not applicable

(g)(1)	Form of Investment Advisory Agreement between Registrant and CM Investment Partners LLC(1)

(g)(2)	Collateral Management Agreement, dated as of May 23, 2013, by and between CM Finance SPV Ltd and CM Investment Partners, LP(1)

(g)(3)	Form of Letter Agreement between the Registrant and CM Investment Partners LLC(3)

(h)(1)	Form of Underwriting Agreement(3)

(h)(2)	Underwriting Agreement dated June 27, 2018 by and among CM Finance Inc, CM Investment Partners LLC and the Underwriters named therein(12)

(i)	Not applicable

(j)	Custody Agreement(7)

(k)(1)	Form of Administration Agreement between Registrant and CM Investment Partners LLC(1)

(k)(2)	Form of License Agreement between the Registrant and CM Investment Partners LLC(1)

(k)(3)	Form of Indemnification Agreement between the Registrant and the Directors(1)

(k)(4)	Master Participation and Assignment Agreement, dated as of May 23, 2013 between Registrant and CM Finance SPV Ltd.(1)

(k)(5)	Collateral Administration Agreement, dated as of May 23, 2013 by and among CM Finance SPV Ltd., CM Investment Partners, LP and the Collateral Administrator(1)

(k)(6)	Contribution Agreement, dated as of May 23, 2013, between CM Finance LLC and the Trustee(1)

(k)(7)	Form of Assignment of Collateral Management Agreement by and among CM Investment Partners, LP and CM Investment Partners LLC(3)

(k)(8)	Form of Assignment of Collateral Administration Agreement by and among CM Investment Partners, LP and CM Investment Partners LLC(3)

(k)(9)	Registration Right Agreement, dated as of December 17, 2013, between Registrant and certain stockholders(2)

(k)(10)	Third Amended and Restated Stockholder Agreement, dated as of December 7, 2017, between the Registrant and Stifel Venture Corp.(9)

(k)(11)	Third Amendment Agreement to 2002 ISDA Master Agreement, dated July 20, 2015, between CM Finance Inc and UBS AG(4)

(k)(12)	Fourth Amended and Restated Indenture, dated as of February 28, 2017, between CM Finance SPV, Ltd. and State Street Bank and Trust Company(6)

(k)(13)	Fourth Amendment Agreement, dated as of February 28, 2017, between CM Finance SPV, Ltd. and State Street Bank and Trust Company(6)

(k)(14)	Second Amended Total Return Swap Confirmation Letter Agreement, dated as of February 28, 2017, between UBS AG and CM Finance Inc(6)

(k)(15)	Amended and Restated Collateral Management Agreement, dated as of February 28, 2017, between CM Finance SPV, Ltd. and CM Investment Partners LLC(6)

(k)(16)	Amended and Restated Revolving Credit Note Agreement by and among CM Finance Inc., CM SPV Ltd., UBS AG, and U.S. Bank, National Association(8)

(k)(17)	Fifth Amended and Restated Indenture between CM SPV Ltd. and U.S. Bank, National Association(8)

(k)(18)	Second Amended Total Return Swap Confirmation Letter Agreement between UBS AG and CM Finance Inc(8)

(k)(19)	Fourth Amended Total Return Swamp Confirmation Letter Agreement between UBS AG and CM Finance Inc(8)

(l)(1)	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel for Registrant(10)

(l)(2)	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel for Registrant(12)

(m)	Not applicable

(n)(1)	Consent of Ernst & Young LLP*

(n)(2)	Report of Ernst & Young LLP with respect to the “Senior Securities” table*

(n)(3)	Consent of RSM US LLP*

(n)(4)	Report of RSM US LLP with respect to the “Senior Securities” table*

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)(1)	Code of Ethics of CM Finance Inc(1)

(r)(2)	Code of Ethics of CM Investment Partners LLC(1)

99.1	Form of preliminary prospectus supplement for debt securities offering(5)

99.2	Form of preliminary prospectus supplement for common stock offering(10)

99.3	Form of preliminary prospectus supplement for preferred stock offering(10)

99.4	Form of preliminary prospectus supplement for warrant offering(10)

99.5	Form of preliminary prospectus supplement for subscription rights offering(10)

*	Filed herewith.
(1)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (File No. 333-192370), filed on November 15, 2013.
(2)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-192370), filed on December 20, 2013.
(3)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-192370), filed on January 24, 2014.
(4)	Incorporated by reference to Registrant’s Form 10-K (File No. 814-01054), filed on September 8, 2015.
(5)	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-201432), filed on March 5, 2015.
(6)	Incorporated by reference to Registrant’s Current Report on Form 8-K (File No. 814-01054), filed on March 1, 2017.
(7)	Incorporated by reference to Registrant’s Form 10-K (File No. 814-01054), filed on September 6, 2017.
(8)	Incorporated by reference to Registrant’s Current Report on Form 8-K (File No. 814-01054), filed on November 27, 2017.
(9)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (File No. 333-223999), filed on March 29, 2018.
(10)	Incorporated by reference to Registrant’s Registration Statement on Form N-2 (File No. 333-223999), filed on May 31, 2018.
(11)	Incorporated by reference to Registrant’s Form 305B2, filed on June 27, 2018.
(12)	Incorporated by reference to Registrant’s Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-223999), filed on July 2, 2018.

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$ 68,282	*
FINRA filing fee	82,768	**
NASDAQ Global Select Market Listing fees***	65,000
Printing fees and expenses***	75,000
Accounting fees and expenses***	140,000
Legal fees and expenses***	275,000
Miscellaneous***	25,000

Total***	$ 731,050

*	This amount has been offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.
**	This amount has been partially offset against filing fees previously paid with respect to unsold securities registered under a previous registration statement.
***	These amounts are estimates.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of April 5, 2019.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	28

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, CM Investment Partners LLC (the “investment adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the investment advisory agreement or otherwise as an investment adviser of the Registrant.

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Adviser and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the administration agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, which is filed with the Securities and Exchange Commission.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, CM Finance Inc, 65 East 55th Street, 15th Floor, New York, NY 10022;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York, 11219;

(3)	the Custodian, U.S. Bank National Association, One Federal Street, Third Floor, Boston, Massachusetts 02110; and

(4)	the Adviser, CM Investment Partners, LLC, 65 East 55th Street, 15th Floor, New York, NY 10022.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)

Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)

Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by stockholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4)	Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b)

that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)

that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)

that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii)

the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(f)

To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.

(5)

For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(b)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

The Registrants undertake to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

(7)

The Registrant undertakes to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on this 9th day of April, 2019.

CM FINANCE INC

By:	/s/ Michael C. Mauer
Michael C. Mauer
Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Signature	Title	Date

/s/ Michael C. Mauer Michael C. Mauer	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	April 9, 2019

/s/ Christopher E. Jansen Christopher E. Jansen	President, Secretary and Director	April 9, 2019

/s/ Rocco DelGuercio Rocco DelGuercio	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 9, 2019

* Keith Lee	Director	April 9, 2019

* Julie Persily	Director	April 9, 2019

* Robert Ryder	Director	April 9, 2019

* Robert Wagner	Director	April 9, 2019

*	Signed by Michael C. Mauer pursuant to a power of attorney signed by each individual on March 28, 2018.